As filed with the Securities and Exchange
Commission on April 6, 2010

Registration No. 033-57244
Registration No. 811-04208

# SECURITIES AND EXCHANGE COMMISSION

**Washington, D.C. 20549**
**FORM N-6**

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933     [X]
    Pre-Effective Amendment No. _____     [ ]
    Post-Effective Amendment No. 28     [X]

AMENDMENT TO REGISTRATION STATEMENT UNDER THE INVESTMENT
COMPANY ACT OF 1940     [X]
*(Check appropriate box or boxes.)*

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Select*Life Variable Account
*(Exact Name of Registrant)*

ReliaStar Life Insurance Company
*(Name of Depositor)*

20 Washington Avenue So.
Minneapolis, MN 55401
*(Address of Depositor's Principal Executive Offices) (Zip Code)*

(612) 372-5507
*(Depositor's Telephone Number, including Area Code)*

J. Neil McMurdie, Senior Counsel
ING Americas (U.S. Legal Services)
One Orange Way, Windsor, Connecticut 06095-4774
*(Name and Address of Agent for Service)*

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It is proposed that this filing will become effective (check appropriate box):
    [ ]      immediately upon filing pursuant to paragraph (b) of Rule 485
    [X]     on April 30, 2010, pursuant to paragraph (b) of Rule 485
    [ ]      60 days after filing pursuant to paragraph (a)(1)
    [ ]      on _____, pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:
    [ ]      This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

**PART A**
**INFORMATION REQUIRED IN A PROSPECTUS**

# SELECT*LIFE II

**A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY**
issued by
**RELIASTAR LIFE INSURANCE COMPANY**
and its
**SELECT*LIFE VARIABLE ACCOUNT**

**Supplement Dated April 30, 2010, to the Prospectus Dated April 30, 2010**

This supplement updates certain information contained in your prospectus
dated April 30, 2010. Please read it carefully and keep it with your prospectus for future reference.

_____

## NOTICE OF UPCOMING FUND MERGERS

Effective on or about August 23, 2010 (the "Merger Effective Date"), the following Disappearing Funds
will merge into and become part of the following Surviving Funds as follows:

| Disappearing Funds | Surviving Funds |
|---|---|
| ING Opportunistic LargeCap Portfolio (Class I) [1] | ING Growth and Income Portfolio (Class I) |
| ING Wells Fargo Small Cap Disciplined Portfolio (Class I) | ING Small Company Portfolio (Class I) |

## IMPORTANT INFORMATION REGARDING THE UPCOMING FUND MERGERS

- Prior to the Merger Effective Date, you may transfer amounts allocated to a subaccount that invests in a Disappearing Fund to any other available subaccount or to the fixed account. **See the "Transfers" section on page 47 of your policy prospectus for information about making subaccount transfers, including applicable restrictions and limits on transfers.**
- On the Merger Effective Date, your investment in a subaccount that invests in a Disappearing Fund will automatically become an investment in the subaccount that invests in the corresponding Surviving Fund with an equal total net asset value. Unless you provide us with alternative allocation instructions, all future premiums received that would have been allocated to a subaccount corresponding to a Disappearing Fund will be automatically allocated to the subaccount corresponding to the applicable Surviving Fund. You may give us alternative allocation instructions by contacting our ING Customer Service Center at P.O. Box 5011, Minot, ND 58702-5011, 1-877-886-5050 or www.ingservicecenter.com. **See the "Transfers" section on page 47 of your policy prospectus for information about making fund allocation changes.**
- After the Merger Effective Date, the subaccounts that invest in the Disappearing Funds will no longer be available through your policy.
- You will not incur any fees or charges or any tax liability because of the mergers, and your policy value immediately before the mergers will equal your policy value immediately after the mergers.
- There will be no further disclosure regarding the Disappearing Funds in future supplements to or prospectuses of the policy.
- **See "Appendix B" of your policy prospectus for information about the investment advisers/subadvisers and investment objectives of the Disappearing Funds and the Surviving Funds.**

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[1]  On April 28, 2008, the subaccount that invested in this fund was closed to new investors and to new investments by existing investors.

# MORE INFORMATION IS AVAILABLE

More information about the Surviving Funds, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for that Surviving Fund. You may obtain these documents by contacting us at our:

ING Customer Service Center
P.O. Box 5011
Minot, ND 58702-5011
1-877-886-5050

If you received a summary prospectus for any of the funds available through your policy, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the fund's summary prospectus.

# IMPORTANT INFORMATION REGARDING
# FUND NAME CHANGES

Effective April 30, 2010, certain of the funds available through the Select*Life Variable Account will change their names as follows:

| Former Fund Name | Current Fund Name |
|---|---|
| ING Evergreen Health Sciences Portfolio | ING Wells Fargo Health Care Portfolio |
| ING Evergreen Omega Portfolio | ING Wells Fargo Omega Growth Portfolio |
| ING Focus 5 Portfolio | ING DFA Global All Equity Portfolio |
| ING Legg Mason Partners Aggressive Growth Portfolio [2] | ING Legg Mason ClearBridge Aggressive Growth Portfolio [2] |
| ING Lord Abbett Affiliated Portfolio [2] | ING Lord Abbett Growth and Income Portfolio [2] |
| ING Oppenheimer Strategic Income Portfolio | ING Oppenheimer Global Strategic Income Portfolio |
| ING Stock Index Portfolio | ING U.S. Stock Index Portfolio |

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[2]    On April 28, 2006, the subaccount that invested in this fund was closed to new investors and to new investments by existing investors.

# SELECT*LIFE II
## A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY
issued by
### ReliaStar Life Insurance Company and its Select*Life Variable Account

**The Policy**
- Is no longer offered for new sales.
- Is issued by ReliaStar Life Insurance Company.
- Is returnable by you during the free look period if you are not satisfied.

**Premium Payments**
- Are flexible, so the premium amount and frequency may vary.
- Are allocated to the variable account and the fixed account, based on your instructions.
- Are subject to specified fees and charges.

**The Policy Value**
- Is the sum of your holdings in the fixed account, the variable account and the loan account.
- Has no guaranteed minimum value under the variable account. The value varies with the value of the subaccounts you select.
- Has a minimum guaranteed rate of return for amounts in the fixed account.
- Is subject to specified fees and charges, including possible surrender charges.

**Death Benefit Proceeds**
- Are paid if your policy is in force when the insured person dies.
- Are calculated under your choice of options:
  - ▷ Option 1 – the base death benefit is the greater of the amount of insurance coverage you have selected or your policy value multiplied by the appropriate factor described in Appendix A; or
  - ▷ Option 2 – the base death benefit is the greater of the amount of insurance coverage you have selected plus the policy value or your policy value multiplied by the appropriate factor described in Appendix A.
- Are equal to the base death benefit plus any rider benefits minus any outstanding policy loans and accrued loan interest and unpaid fees and charges.
- Are generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance.

**Sales Compensation**
- We pay compensation to broker/dealers whose registered representatives sell the policy. **See *Distribution of the Policy*, page 72**, for further information about the amount of compensation we may pay.

**Fund Managers**

Funds managed by the following investment managers are available through the policy:
- Artio Global Management, LLC
- BAMCO, Inc.
- BlackRock Advisors, LLC
- BlackRock Investment Management, LLC
- Capital Research and Management Company
- Columbia Management Advisors, LLC
- Dimensional Fund Advisors LP
- Directed Services LLC
- Fidelity Management & Research Company
- ING Clarion Real Estate Securities LLC
- ING Investment Management Co.
- J.P. Morgan Investment Management Inc.
- Marsico Capital Management, LLC
- Massachusetts Financial Services Company
- Neuberger Berman, LLC
- Neuberger Berman Fixed Income LLC
- OppenheimerFunds, Inc.
- Pacific Investment Management Company LLC
- Pioneer Investment Management, Inc.
- T. Rowe Price Associates, Inc.
- UBS Global Asset Management (Americas) Inc.
- Van Kampen
- Wells Capital Management, Inc.

This prospectus describes what you should know before purchasing the Select*Life II variable universal life insurance policy. Please read it carefully and keep it for future reference. If you received a summary prospectus for any of the funds available through your policy, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the fund's summary prospectus.

Neither the Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The policy described in this prospectus is not a deposit with, obligation of or guaranteed or endorsed by any bank, nor is it insured or guaranteed by the FDIC, the Federal Reserve Board or any other government agency.

**The date of this prospectus is April 30, 2010.**

# TABLE OF CONTENTS

| | Page |
|---|---|
| **POLICY SUMMARY** | **3** |
| The Policy's Features and Benefits | 3 |
| Factors You Should Consider Before Purchasing a Policy | 6 |
| Fees and Charges | 8 |
| **THE COMPANY, THE VARIABLE ACCOUNT AND THE FIXED ACCOUNT** | **14** |
| ReliaStar Life Insurance Company | 14 |
| The Investment Options | 16 |
| **DETAILED INFORMATION ABOUT THE POLICY** | **20** |
| Important Information Regarding Changes in State Insurance Laws and Federal Income Tax Rules | 21 |
| Purchasing a Policy | 21 |
| Fees and Charges | 24 |
| Death Benefits | 32 |
| Additional Insurance Benefits | 37 |
| Policy Value | 42 |

| | Page |
|---|---|
| Special Features and Benefits | 45 |
| Termination of Coverage | 55 |
| **TAX CONSIDERATIONS** | **57** |
| Tax Status of the Company | 57 |
| Tax Status of the Policy | 58 |
| Diversification and Investor Control Requirements | 58 |
| Tax Treatment of Policy Death Benefits | 59 |
| Distributions Other than Death Benefits | 59 |
| Other Tax Matters | 61 |
| **ADDITIONAL INFORMATION** | **65** |
| General Policy Provisions | 65 |
| Distribution of the Policy | 72 |
| Legal Proceedings | 75 |
| Financial Statements | 76 |
| **APPENDIX A** | **A-1** |
| **APPENDIX B** | **B-1** |
| **APPENDIX C** | **C-1** |
| **MORE INFORMATION IS AVAILABLE** | **Back Cover** |

# TERMS TO UNDERSTAND

The following is a list of some of the key defined terms and the page number on which each is defined:

| Term | Page Where Defined | Term | Page Where Defined |
|---|---|---|---|
| Age | 22 | Policy Value | 42 |
| Fixed Account | 4 | Preferred Loans | 45 |
| Fixed Account Value | 42 | Segment or Coverage Segment | 33 |
| Loan Account | 44 | Surrender Value | 55 |
| Loan Account Value | 44 | Valuation Date | 43 |
| Monthly Processing Date | 27 | Variable Account | 4 |
| Net Premium | 3 | Variable Account Value | 43 |
| Policy Date | 22 | | |

"ReliaStar," "we," "us," "our" and the "company" refer to ReliaStar Life Insurance Company. "You" and "your" refer to the policy owner. The policy owner is the individual, entity, partnership, representative or party who may exercise all rights over the policy and receive the policy benefits during the insured person's lifetime.

**State Variations** – State variations are covered in a special policy form used in that state. This prospectus provides a general description of the policy. Your actual policy and any riders are the controlling documents. If you would like to review a copy of the policy and riders, contact our Customer Service Center or your agent/registered representative.

**You may contact us about the policy at our:**     **ING Customer Service Center**
**P.O. Box 5011**
**Minot, North Dakota 58702-5011**
**1-877-886-5050**
**www.ingservicecenter.com**

# POLICY SUMMARY

This summary highlights the features and benefits of the policy, the risks that you should consider before purchasing a policy and the fees and charges associated with the policy and its benefits. More detailed information is included in the other sections of this prospectus that should be read carefully before you purchase the policy.

## *The Policy's Features and Benefits*

| | |
|---|---|
| **Premium Payments**<br><br>**See Premium Payments, page 22.** | • You choose when to pay and how much to pay, but you cannot pay additional premiums after age 95 and we may refuse to accept any premium less than $25.00.<br>• You will need to pay sufficient premiums to keep the policy in force. Failure to pay sufficient premiums may cause your policy to lapse without value.<br>• We may refuse any premium that would disqualify your policy as life insurance under Section 7702 of the Internal Revenue Code or that would cause your policy to become a modified endowment contract.<br>• We deduct a premium expense charge from each premium payment and credit the remaining premium (the "net premium") to the variable account or the fixed account according to your instructions. |
| **Free Look Period**<br><br>**See Free Look Period, page 24.** | • During the free look period, you have the right to examine your policy and return it for a refund if you are not satisfied for any reason.<br>• The free look refund is generally equal to the sum of all premiums we have received, although certain states may require the refund of a different amount.<br>• The free look period is generally 20 days from the receipt of the policy or 45 days after you applied for the policy. Certain states may allow a different free look period. The length of the free look period and the free look refund that applies in your state are stated in your policy. |
| **Death Benefits**<br><br>**See *Death Benefits*, page 32.** | • Death benefits are paid if your policy is in force when the insured person dies.<br>• Until age 95, the amount of the death benefit will depend on which death benefit option is in effect when the insured person dies.<br>• You may choose between one of two death benefit options:<br>  ▷ Option 1 – the base death benefit is the greater of the amount of insurance coverage you have selected or your policy value multiplied by the appropriate factor described in Appendix A; or<br>  ▷ Option 2 – the base death benefit is the greater of the amount of insurance coverage you have selected plus your policy value or your policy value multiplied by the appropriate factor described in Appendix A.<br>• At age 95, the surrender value will be automatically applied to purchase paid-up life insurance. **See Paid-Up Life Insurance, page 54.**<br>• We will reduce the death benefit proceeds payable under any death benefit option by any outstanding policy loan and accrued loan interest and unpaid fees and charges.<br>• The death benefit is generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance. |
| **Death Benefit Guarantee**<br><br>**See Death Benefit Guarantee, page 36.** | • Generally, your policy will not lapse as long as your policy value minus any surrender charge, loan amount and unpaid fees and charges (the "surrender value") is enough to cover the periodic fees and charges, when due.<br>• However, the policy has a Death Benefit Guarantee which provides that the policy will not lapse even if the surrender value is not enough to pay the periodic fees and charges, when due:<br>  ▷ The Death Benefit Guarantee is standard on every policy. This guarantee lasts until the insured person reaches age 65 or for five policy years, if longer. Under this guarantee your policy will not lapse provided your cumulative premium payments, minus any partial withdrawals or loans, are at least equal to the sum of minimum premium payments to the next monthly processing date. There is no charge for this guarantee. |

| | |
|---|---|
| **Rider Benefits**<br><br>See *Additional Insurance Benefits,* **page 37.** | • Your policy may include additional insurance benefits, attached by rider. There are two types of rider benefits:<br>  ▷ Optional rider benefits that you must select before they are added to your policy; and<br>  ▷ Rider benefits that automatically come with your policy.<br>• In many cases, we deduct an additional monthly charge for these benefits.<br>• Not all riders may be available under your policy. |
| **Investment Options**<br><br>See *The Investment Options,* **page 16.** | • You may allocate your net premiums to the subaccounts of Select*Life Variable Account (the "variable account") and our fixed account.<br>• The variable account is one of our separate accounts and consists of subaccounts that invest in corresponding funds. When you allocate premiums to a subaccount, we invest any net premiums in shares of the corresponding fund.<br>• Your variable account value will vary with the investment performance of the funds underlying the subaccounts and the charges we deduct from your variable account value.<br>• The fixed account is part of our general account and consists of all of our assets other than those in our separate accounts (including the variable account) and loan account.<br>• We credit interest on amounts allocated to the fixed account. The guaranteed minimum interest rate we credit is 3.00% per year (4.00% per year for policies with policy dates prior to February 17, 2004).<br>• We may, in our sole discretion, credit interest in excess of the guaranteed minimum interest rate.<br>• The fixed account is not available under policies issued in New Jersey. |
| **Transfers**<br><br>**See Transfers, page 47.** | • You currently may make an unlimited number of transfers between the subaccounts and to the fixed account each policy year. We reserve the right, however, to limit you to four transfers each policy year, and transfers are subject to any other limits, conditions and restrictions that we or the funds whose shares are involved may impose. **See Limits on Frequent or Disruptive Transfers, page 49.**<br>• There are certain restrictions on transfers from the fixed account.<br>• We currently do not charge for transfers. We reserve the right, however, to charge up to $25.00 for each transfer. |
| **Asset Allocation Programs**<br><br>**See Dollar Cost Averaging, page 47.**<br><br>**See Automatic Rebalancing, page 48.** | • Dollar cost averaging is a systematic program of transferring policy values to selected investment options. It is intended to help reduce the risk of investing too much when the price of a fund's shares is high. It also helps to reduce the risk of investing too little when the price of a fund's shares is low.<br>• Automatic rebalancing is a systematic program through which your variable and fixed account values are periodically reallocated among your selected investment options to maintain the allocation percentages you have chosen.<br>• You cannot participate in the automatic rebalancing and dollar cost averaging programs at the same time.<br>• There is currently no charge to participate in the dollar cost averaging or automatic rebalancing programs, although we reserve the right to assess a charge in the future.<br>• **Neither of these asset allocation programs assures a profit nor do they protect you against a loss in a declining market.** |
| **Loans**<br><br>**See Loans, page 45.** | • You may take loans against your policy's surrender value. We reserve the right to limit borrowing during the first policy year.<br>• Generally, a loan must be at least $500.00 and may not exceed 90.00% (75.00% for policies issued before February 17, 2004) of your surrender value.<br>• When you take a loan we transfer an amount equal to your loan to the loan account as collateral for your loan. The loan account is part of our general account. |

| | |
|---|---|
| **Loans**<br>(continued) | • We credit amounts held in the loan account with interest. For policies with policy dates on or after February 17, 2004, we credit interest at a current annual rate of 3.00% (guaranteed not to be less than 3.00%). For policies with policy dates prior to February 17, 2004, the current annual interest rate is 5.50% (guaranteed not to be less than 4.00%).<br>• We also charge interest on loans. Interest is payable in advance and accrues daily at an annual rate of 4.76% (7.40% for policies with policy dates prior to February 17, 2004).<br>• After the tenth policy year, preferred loans are available. For preferred loans interest is payable in advance at an annual rate currently equal to 2.91% (5.21% for policies with policy dates prior to February 17, 2004) on the portion of your loan account that is not in excess of the policy value, minus the total of all premiums paid net of all partial withdrawals.<br>• Loans reduce your policy's death benefit proceeds and may cause your policy to lapse.<br>• Loans may have tax consequences, and you should consult with a qualified tax adviser before taking a loan against your policy's surrender value. |
| **Partial Withdrawals**<br><br>**See Partial Withdrawals, page 53.** | • After the first policy year, you may withdraw part of your policy's surrender value.<br>• We currently allow only one partial withdrawal each policy year. For policies with policy dates on or after February 17, 2004, 12 partial withdrawals are allowed each policy year after the tenth policy year.<br>• A partial withdrawal must be at least $500.00.<br>• In policy years two through 15 you may not withdraw more than 20.00% of your surrender value.<br>• We currently charge $10.00 for each partial withdrawal, but we reserve the right to charge up to $25.00 for each partial withdrawal.<br>• Partial withdrawals reduce your policy's base death benefit and your policy value.<br>• Partial withdrawals may also have tax consequences, and you should consult with a qualified tax adviser before taking a partial withdrawal from your policy. |
| **Surrenders**<br><br>**See Surrender, page 55.** | • You may surrender your policy for its surrender value at any time before the death of the insured person.<br>• The surrender value of a policy is equal to the policy value minus any surrender charge, loan amount and unpaid fees and charges.<br>• Surrender charges apply for 15 years from the issue date of your policy and for 15 years after each increase in your insurance coverage. Surrender charges are level for the first five years and then decrease uniformly each month to zero at the end of the fifteenth year. The surrender charge is comprised of two charges – the contingent deferred administrative charge and the contingent deferred sales charge. If you surrender your policy during the first two years or during the first two years following an increase in your insurance coverage, we may refund a portion of the contingent deferred sales charge. This refund is referred to as the sales charge refund.<br>• The initial surrender charge rates vary by gender, risk class and age at issue. Surrender charge rates for increases in your insurance coverage vary by gender, risk class and age at the time of the increase.<br>• The surrender charge is neither assessed upon nor reduced because of a requested decrease in your insurance coverage.<br>• If the surrender charge exceeds the available policy value minus the loan amount and unpaid fees and charges, there will be no proceeds paid to you on surrender.<br>• All insurance coverage ends on the date we receive in good order your surrender request.<br>• If you surrender your policy, it cannot be reinstated.<br>• Surrendering the policy may have tax consequences, and you should consult with a qualified tax adviser before surrendering your policy. |

| **Reinstatement**<br><br>**See Reinstatement, page 56.** | • Reinstatement means putting a lapsed policy back in force.<br>• You may reinstate your policy and riders within five years of its lapse if you did not surrender your policy, you still own the policy and the insured person is still insurable.<br>• You will need to pay the required reinstatement premium.<br>• If you had a policy loan existing when coverage lapsed, unless directed otherwise we will reinstate it with accrued loan interest to the date of the lapse.<br>• A lapsed Death Benefit Guarantee cannot, unless otherwise allowed under state law, be reinstated after the fifth policy year.<br>• A policy that is reinstated more than 90 days after lapsing may be considered a modified endowment contract for tax purposes.<br>• Reinstating your policy may have tax consequences, and you should consult with a qualified tax adviser before reinstating your policy. |
| --- | --- |

## *Factors You Should Consider Before Purchasing a Policy*

The decision to purchase a policy should be discussed with your agent/registered representative. Make sure you understand the policy's investment options, its other features and benefits, its risks and the fees and charges you will incur when you consider purchasing the policy and investing in the subaccounts of the variable account.

| **Life Insurance Coverage** | • The policy is not a short-term investment and should be purchased only if you need life insurance coverage. Evaluate your need for life insurance coverage before purchasing a policy.<br>• You should purchase a policy only if you intend and have the financial capability to keep the policy in force for a substantial period of time. |
| --- | --- |
| **Fees and Charges**<br><br>**See *Fees and Charges*, page 24.** | • In the early policy years the surrender charge usually exceeds the policy value because the surrender charge is usually more than the cumulative minimum monthly premiums minus policy fees and charges. Therefore, you should purchase a policy only if you intend and have the financial capability to keep the policy in force for a substantial period of time.<br>• A policy's fees and charges reflect the costs associated with its features and benefits, the services we render, the expenses we expect to incur and the risks we assume under the policy.<br>• We believe the policy's fees and charges, in the aggregate, are reasonable, but before purchasing a policy you should compare the value that the policy's various features and benefits and the available services have to you, given your particular circumstances, with the fees and charges associated with those features, benefits and services. |
| **Lapse**<br><br>**See Lapse, page 55.** | • Your policy will not lapse and your insurance coverage under the policy will continue if on any monthly processing date:<br>  ▷ The Death Benefit Guarantee is in effect; or<br>  ▷ Your surrender value is enough to pay the periodic fees and charges when due.<br>• If you do not meet these conditions, we will send you notice and give you a 61 day grace period to make a sufficient premium payment.<br>• If you do not make a sufficient premium payment by the end of the 61 day grace period, your life insurance coverage will terminate and your policy will lapse. |
| **Exchanges**<br><br>**See *Purchasing a Policy*, page 21.** | • Replacing your existing life insurance policy(ies) and/or annuity contract(s) with the policy described in this prospectus may not be beneficial to you.<br>• Before purchasing a policy, determine whether your existing policy(ies) and/or contract(s) will be subject to fees or penalties upon surrender or cancellation.<br>• Also compare the fees, charges, coverage provisions and limitations, if any, of your existing policy(ies) and/or contract(s) with those of the policy described in this prospectus. |

| | |
|---|---|
| **Investment Risk**<br><br>**See The Variable Account, page 16.** | • You should evaluate the policy's long-term investment potential and risks before purchasing a policy.<br>• For amounts you allocate to the subaccounts of the variable account:<br>  ▷ Your values will fluctuate with the markets, interest rates and the performance of the underlying funds;<br>  ▷ You assume the risk that your values may decline or not perform to your expectations;<br>  ▷ Your policy could lapse without value or you may be required to pay additional premium because of poor fund performance;<br>  ▷ Each fund has various investment risks, and some funds are riskier than others;<br>  ▷ There is no assurance that any of the funds will achieve its stated investment objective; and<br>  ▷ You should read each fund's prospectus and understand the risks associated with the fund before allocating your premiums to its corresponding subaccount.<br>• For amounts you allocate to the fixed account:<br>  ▷ Interest rates we declare will change over time; and<br>  ▷ You assume the risk that interest rates may decline, although never below the guaranteed minimum interest rate of 3.00% (or 4.00% per year for policies with policy dates prior to February 17, 2004). |
| **Taxation**<br><br>**See TAX CONSIDERATIONS, page 57.** | • Under current federal income tax law, death benefits of life insurance policies generally are not subject to income tax. In order for this treatment to apply, the policy must qualify as a life insurance contract. We believe it is reasonable to conclude that the policy will qualify as a life insurance contract.<br>• Assuming the policy qualifies as a life insurance contract under current federal income tax law, your policy earnings are generally not subject to income tax as long as they remain within your policy. Depending on your circumstances, however, the following events may have tax consequences for you:<br>  ▷ Reduction in the amount of your insurance coverage;<br>  ▷ Partial withdrawals;<br>  ▷ Loans;<br>  ▷ Surrender;<br>  ▷ Lapse; and<br>  ▷ Reinstatement.<br>• In addition, if your policy is a modified endowment contract, a partial withdrawal, surrender or a loan against or secured by the policy will be taxable to you to the extent of any gain in the policy. A penalty tax may be imposed on a distribution from a modified endowment contract as well.<br>• There is always the possibility that the tax treatment of the policy could be changed by legislation or otherwise. You should consult a qualified tax adviser with respect to legislative developments and their effect on the policy.<br>• **Consult with a qualified legal or tax adviser before you purchase a policy.** |
| **Sales Compensation**<br><br>**See *Distribution of the Policy*, page 72.** | • We pay compensation to broker/dealers whose registered representatives sell the policy.<br>• Broker/dealers may be able to choose to receive compensation under various payment options, but their choice will not affect the fees and charges you will pay for the policy.<br>• We generally pay more compensation on premiums paid for base insurance coverage than we do on premiums paid for coverage under the Term Insurance Rider. Talk to your agent/registered representative about the right blend of base coverage and Term Insurance Rider coverage for you. |
| **Other Products** | • We and our affiliates offer other insurance products that may have different features, benefits, fees and charges. These other products may better match your needs.<br>• Contact your agent/registered representative if you would like information about these other products. |

## *Fees and Charges*

The following tables describe the fees and charges you will pay when buying, owning and surrendering the policy.

**Transaction Fees and Charges.** The following table describes the fees and charges deducted at the time you make a premium payment or make certain other transactions. **See Transaction Fees and Charges, page 25.**

| Charge | When Deducted | Amount Deducted |
|---|---|---|
| | | **Maximum Guaranteed Charges** |
| **Premium Expense Charge** | • When you make a premium payment. | • 5.00% of each premium payment (a 2.50% sales charge and a 2.50% premium tax charge). |
| **Premium Processing Charge** [1] | • When you make a premium payment. | • $2.00. |
| **Partial Withdrawal Fee** | • When you take a partial withdrawal. | • $25.00. |
| **Surrender Charge** [2] | • During the first fifteen segment years when you surrender your policy, increase your insurance coverage or allow your policy to lapse. | **Contingent Deferred Administrative Charge**<br>• $5.00 per $1,000.00 of insurance coverage.<br><br>**Contingent Deferred Sales Charge**<br>Range from<br>• $1.00 to $46.40 per $1,000.00 of insurance coverage.<br><br>Representative insured person<br>• $23.00 per $1,000.00 of insurance coverage.<br>• The representative insured person is a male, age 45 in the preferred no tobacco risk class, with an amount of insurance coverage in effect of $100,000.00. |
| **Transfer Charge** [1] | • Each time you make a transfer between investment options. | • $25.00. |
| **Excess Illustration Fee** [1] | • Each time you request an illustration after the first each policy year. | • $50.00. |
| **Excess Annual Policy Report Fee** [1] | • Each time you request an annual policy report after the first each policy year. | • $50.00. |

---

[1]  We currently do not assess this charge.

[2]  The contingent deferred sales charge rates vary based on the insured person's gender, age and risk class. The rates shown for the representative insured person are for the first segment year and you may get information about the rates that would apply to you by contacting your agent/registered representative for a personalized illustration. Surrender charge rates remain level for the first five years then decrease uniformly each month to zero at the end of the surrender charge period.

**Transaction Fees and Charges,** *continued*.

| Charge | When Deducted | Amount Deducted |
|---|---|---|
| | | **Maximum Guaranteed Charges** |
| **Accelerated Death Benefit Rider Charge** | • On the date the acceleration request is processed. | • $300.00 per acceleration request. |

**Periodic Fees and Charges.** The following tables describes the maximum guaranteed charges that could be deducted each month on the monthly processing date, not including fund fees and expenses. **See Periodic Fees and Charges, page 27; and Loan Interest, page 45.**

**For policies with policy dates prior to February 17, 2004**

| Charge | When Deducted | Amount Deducted |
|---|---|---|
| | | **Maximum Guaranteed Charges** [3] |
| **Cost of Insurance Charge** [4] | • On each monthly processing date. | Range from<br>• $0.06 to $83.33 per $1,000.00 of insurance coverage.<br><br>Representative insured person<br>• $0.14 per $1,000.00 of insurance coverage.<br>• The representative insured person is a male, age 35 in the preferred no tobacco risk class, with an amount of insurance coverage in effect of $250,000.00. |
| **Administrative Charge** | • On each monthly processing date. | • $12.00. |
| **Mortality and Expense Risk Charge** [5] | • On each monthly processing date. | • 0.08% monthly (0.90% annually) of variable account value. |
| **Loan Interest Charge** | • Payable in advance at the time you take a loan and each policy year thereafter. | • 7.40% annually of the amount held in the loan account for non-preferred loans.<br>• 5.21% annually of the amount held in the loan account for preferred loans. |

---

[3]   This table shows the guaranteed maximum charges that may be assessed during any policy year. Current charges may be less than the guaranteed maximum charges shown and you may get information about the charges that would apply to you by contacting your agent/registered representative for a personalized illustration.

[4]   The cost of insurance rates vary based on the amount of your insurance coverage and the insured person's age at issue and age on the effective date of an increase in insurance coverage, gender, and risk class. Different rates will apply to each segment of your insurance coverage. The rates shown for the representative insured person are for the first policy year and they generally increase each year thereafter. The rates shown may have been rounded to the nearest penny, and you may get information about the charge that would apply to you by contacting your agent/registered representative for a personalized illustration.

[5]   The monthly mortality and expense risk charge rate is rounded to the nearest one hundredth of one percent. **See Mortality and Expense Risk Charge, page 28, for the monthly rate without rounding.**

**Periodic Fees and Charges,** *continued.*

**For policies with policy dates on or after February 17, 2004**

| Charge | When Deducted | Amount Deducted Maximum Guaranteed Charges [6] |
|---|---|---|
| **Cost of Insurance Charge** [7] | • On each monthly processing date. | Range from<br>• $0.06 to $83.33 per $1,000.00 of insurance coverage.<br><br>Representative insured person<br>• $0.29 per $1,000.00 of insurance coverage.<br>• The representative insured person is a male age 45 in the preferred no tobacco risk class, with an amount of insurance coverage in effect of $100,000.00. |
| **Administrative Charge** | • On each monthly processing date. | • $10.00. |
| **Mortality and Expense Risk Charge** [8] | • On each monthly processing date. | • 0.08% monthly (0.90% annually) of variable account value (after the other monthly fees and charges are deducted) in policy years 1 – 10. |
| **Loan Interest Charge** | • Payable in advance at the time you take a loan and each policy year thereafter. | • 4.76% annually of the amount held in the loan account for non-preferred loans.<br>• 3.38% annually of the amount held in the loan account for preferred loans. |

---

[6] This table shows the maximum guaranteed charges that may be assessed during any policy year. Current charges may be less than the maximum guaranteed charges shown and you may get information about the charges that would apply to you by contacting your agent/registered representative for a personalized illustration.

[7] The cost of insurance rates vary based on the amount of your insurance coverage and the insured person's age at issue and age on the effective date of an increase in insurance coverage, gender, and risk class. Different rates will apply to each segment of your insurance coverage. The rates shown for the representative insured person are for the first policy year and they generally increase each year thereafter. The rates shown may have been rounded to the nearest penny, and you may get information about the charge that would apply to you by contacting your agent/registered representative for a personalized illustration.

[8] The monthly mortality and expense risk charge rate is rounded to the nearest one hundredth of one percent. **See Mortality and Expense Risk Charge, page 28, for the monthly rate without rounding.**

**Optional Rider Fees and Charges.** The following table describes the maximum guaranteed charges that could be deducted each month on the monthly processing date for each of the optional rider benefits. **See Rider Fees and Charges, page 28.**

| Charge | When Deducted | Amount Deducted |
|---|---|---|
| | | Maximum Guaranteed Charges [9] |
| **Accidental Death Benefit Rider** [10] | • On each monthly processing date. | Range from<br>• $0.07 to $0.17 per $1,000.00 of rider benefit.<br><br>Representative insured person<br>• $0.07 per $1,000.00 of rider benefit.<br>• The representative insured person is a male, age 45 in the Preferred no tobacco risk class with an amount of insurance coverage in effect of $100,000.00. |
| **Additional Insured Rider** [10] | • On each monthly processing date. | Range from<br>• $0.08 to $83.33 per $1,000.00 of rider benefit.<br><br>Representative insured person<br>• $0.54 per $1,000.00 of rider benefit.<br>• The representative insured person is a female, age 55 in the no tobacco risk class. |
| **Children's Insurance Rider** | • On each monthly processing date. | • $0.62 per $1,000.00 of rider benefit. |
| **Term Insurance Rider** [10]<br><br>(This rider is available only on policies with policy dates on or after February 17, 2004.) | • On each monthly processing date to the insured's age 95. | Range from<br>• $0.11 to $83.33 per $1,000.00 of rider benefit.<br><br>Representative insured person<br>• $0.36 per $1,000.00 of rider benefit.<br>• The representative insured person is a male, age 45 in the no tobacco risk class with an amount of insurance coverage in effect of $100,000.00. |
| **Waiver of Monthly Deduction Rider** [10] | • On each monthly processing date. | Range from<br>• $0.04 to $0.48 per $1.00 of the periodic fees and charges due each month.<br><br>Representative insured person<br>• $0.08 per $1.00 of the periodic fees and charges due each month.<br>• The representative insured person is a male, age 45 in the preferred risk class with an amount of insurance coverage in effect of $100,000.00. |

---

[9] This table shows the maximum guaranteed charges that may be assessed during any policy year. Current charges may be less than the maximum guaranteed charges shown and you may get information about the charges that would apply to you by contacting your agent/registered representative for a personalized illustration.

[10] The rates for these riders vary based on several factors that may include the insured person's age at issue, gender and risk class. The rates shown for the representative insured person are for the first rider year and they generally increase each year thereafter. Some rates shown may have been rounded to the nearest penny, and you may get information about the charge that would apply to you by contacting your agent/registered representative for a personalized illustration.

**Optional Rider Fees and Charges,** *continued.*

| Charge | When Deducted | Amount Deducted |
|--------|---------------|-----------------|
| | | **Maximum Guaranteed Charges** [11] |
| **Waiver of Specified Premium Rider** [12] | • On each monthly processing. | Range from<br>• $0.03 to $0.16 per $1.00 of the specified amount of premium.<br><br>Representative insured person<br>• $0.05 per $1.00 of the specified amount of premium.<br>• The representative insured person is a male, age 45 in the preferred no tobacco risk class with an amount of insurance coverage in effect of $100,000.00. |

**Fund Fees and Expenses.** The following table shows the minimum and maximum total gross annual fund expenses that you may pay during the time you own the policy. Fund expenses vary from fund to fund and may change from year to year. **For more detail about a fund's fees and expenses, review the fund's prospectus. See also Fund Fees and Expenses, page 29.**

| | Minimum | Maximum |
|--------|---------|---------|
| **Total Gross Annual Fund Expenses** [13] (deducted from fund assets) | 0.26% | 1.26% |

Total gross annual fund expenses are deducted from amounts that are allocated to the fund. They include management fees and other expenses and may include distribution (12b-1) fees. Other expenses may include service fees that may be used to compensate service providers, including the company and its affiliates, for administrative and policy owner services provided on behalf of the fund. Distribution (12b-1) fees are used to finance any activity that is primarily intended to result in the sale of fund shares.

If a fund is structured as a "fund of funds," total gross annual fund expenses also include the fees associated with the funds in which it invests. Because of this a fund that is structured as a "fund of funds" may have higher fees and expenses than a fund that invests directly in debt and equity securities. **For a list of the "fund of funds" available through the policy, see the chart of funds available through the variable account on page 17.**

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[11]   This table shows the maximum guaranteed charges that may be assessed during any policy year. Current charges may be less than the maximum guaranteed charges shown and you may get information about the charges that would apply to you by contacting your agent/registered representative for a personalized illustration.

[12]   The rates for this rider vary based on several factors that may include the insured person's age at issue, gender and risk class. The rates shown for the representative insured person are for the first rider year and they generally increase each year thereafter. The rates shown may have been rounded to the nearest penny, and you may get information about the charge that would apply to you by contacting your agent/registered representative for a personalized illustration.

[13]   Some funds that are available through the policy have contractual arrangements to waive and/or reimburse certain fund fees and expenses. The minimum and maximum total gross annual fund expenses shown above do not reflect any of these waiver and/or reimbursement arrangements.

# How the Policy Works



**Your Premium**
You make a premium payment.

**We may deduct from each premium payment:**
•Premium Processing Charge
•Premium Expense Charge.

**Net Premium**
We allocate the net premium to the investment options you choose.

**Fixed Account**
Amounts you allocate are held in our general account and earn a fixed rate of interest.

**Variable Account**
Amounts you allocate are held in subaccounts of the variable account. The subaccounts invest in the funds.

**The funds deduct:**
•Investment Management Fees.
•Other expenses.

**We may deduct transaction fees and charges from your policy value:**
•Partial Withdrawal Fee.
•Surrender Charge.
•Transfer Charge.
•Excess Illustration Fee.
•Excess Annual Report Fee.

**Policy Value**
Your policy value equals the sum of your fixed account, variable account and loan account values.

**We may deduct periodic fees and charges from your policy value:**
•Cost of Insurance Charge.
•Administrative Charge.
•Mortality and Expense Risk Charge.

**Loan Account**
An amount set aside as collateral for policy loans.

**We may deduct fees and charges from your policy value for the optional benefits and riders you select.**

**Loans**
We charge interest on any outstanding loan amount.

**Interest Credited**
We credit interest to the amount held in the loan account.

# THE COMPANY, THE VARIABLE ACCOUNT AND THE FIXED ACCOUNT

## *ReliaStar Life Insurance Company*

We are a stock life insurance company organized in 1885 and incorporated under the laws of the State of Minnesota. We are admitted to do business in the District of Columbia and all states except New York. Our headquarters is at 20 Washington Avenue South, Minneapolis, Minnesota 55401.

We are a wholly owned indirect subsidiary of ING Groep N.V., a global financial institution active in the fields of insurance, banking and asset management. ING Groep N.V. is headquartered in Amsterdam, The Netherlands. Although we are a subsidiary of ING Groep N.V., ING Groep N.V. is not responsible for the obligations under the policy. The obligations under the policy are solely the responsibility of ReliaStar Life Insurance Company.

As part of a restructuring plan approved by the European Commission, ING Groep N.V. has agreed to separate its banking and insurance businesses by 2013. ING Groep N.V. intends to achieve this separation over the next four years by divestment of its insurance and investment management operations, including the company. ING Groep N.V. has announced that it will explore all options for implementing the separation including initial public offerings, sales or a combination thereof.

We are also a member of the Insurance Marketplace Standards Association ("IMSA"). Companies that belong to IMSA subscribe to a rigorous set of standards that cover the various aspects of sales and service for individually sold life insurance and annuities. IMSA members have adopted policies and procedures that demonstrate a commitment to honesty, fairness and integrity in all customer contacts involving sales and service of individual life insurance and annuity products.

**Regulatory Developments – The Company and the Industry**

As with many financial services companies, the company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the company and its affiliates have been and are providing full cooperation.

**Insurance and Retirement Plan Products and Other Regulatory Matters.** Federal and state regulators and self-regulatory agencies are conducting broad inquiries and investigations involving the insurance and retirement industries. These initiatives currently focus on, among other things, compensation, revenue sharing and other sales incentives; potential conflicts of interest; potential anti-competitive activity; reinsurance; sales and marketing practices (including sales to seniors); specific product types (including group annuities and indexed annuities); and disclosure. It is likely that the scope of these industry investigations will further broaden before they conclude. The company and certain of its U.S. affiliates have received formal and informal requests in connection with such investigations and have cooperated and are cooperating fully with each request for information. Some of these matters could result in regulatory action involving the company. These initiatives also may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the company is engaged. In light of these and other developments, U.S. affiliates of ING, including the company, periodically review whether modifications to their business practices are appropriate.

**Investment Product Regulatory Issues.** Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares; directed brokerage; compensation; sales practices, suitability and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of certain affiliates of the company and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in reports previously filed by affiliates of the company with the SEC pursuant to the Securities Exchange Act of 1934, as amended.

Action has been or may be taken by regulators with respect to the company or certain ING affiliates before investigations relating to fund trading are completed. The potential outcome of such action is difficult to predict but could subject the company or certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties and other financial liability. It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING's U.S. based operations, including the company.

**Product Regulation.** Our products are subject to a complex and extensive array of state and federal tax, securities and insurance laws and regulations, which are administered and enforced by a number of governmental and self-regulatory authorities, including state insurance regulators, state securities administrators, the SEC, the Financial Industry Regulatory Authority ("FINRA"), the Department of Labor and the Internal Revenue Service ("IRS"). For example, U.S. federal income tax law imposes certain requirements relating to product design, administration and investments that are conditions for beneficial tax treatment of such products under the Internal Revenue Code. **See TAX CONSIDERATIONS, page 57, for further discussion of some of these requirements.** Failure to administer certain product features could affect such beneficial tax treatment. In addition, state and federal securities and insurance laws impose requirements relating to insurance product design, offering and distribution and administration. Failure to meet any of these complex tax, securities or insurance requirements could subject the company to administrative penalties imposed by a particular governmental or self regulatory authority and unanticipated claims and costs associated with remedying such failure. Additionally, such failure could harm the company's reputation, interrupt the company's operations or adversely impact profitability.

## *The Investment Options*

You may allocate your premium payments to any of the available investment options. These options include the subaccounts of the variable account and the fixed account. The investment performance of a policy depends on the performance of the investment options you choose.

### The Variable Account

We established the Select*Life Variable Account (the "variable account") on October 11, 1984, as one of our separate accounts under the laws of the State of Minnesota. It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended ("1940 Act").

We own all of the assets of the variable account and are obligated to pay all amounts due under a policy according to the terms of the policy. Income, gains and losses credited to, or charged against, the variable account reflect the investment experience of the variable account and not the investment experience of our other assets. Additionally, Minnesota law provides that we cannot charge the variable account with liabilities arising out of any other business we may conduct. This means that if we ever became insolvent, the variable account assets will be used first to pay variable account policy claims. Only if variable account assets remain after these claims have been satisfied can these assets be used to pay owners of other policies and creditors.

The variable account is divided into subaccounts. Each subaccount invests in a corresponding fund. When you allocate premium payments to a subaccount, you acquire accumulation units of that subaccount. You do not invest directly in or hold shares of the funds when you allocate premium payments to the subaccounts of the variable account.

**Funds Available Through the Variable Account.** The following chart lists the funds that are available through the variable account.

Certain of these funds are structured as "fund of funds." A "fund of funds" may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. The "fund of funds" available through the policy are identified below.

**Funds Available Through the Variable Account**

- American Funds – Growth Fund (Class 2)
- American Funds – Growth-Income Fund (Class 2)
- American Funds – International Fund (Class 2)
- BlackRock Global Allocation V.I. Fund (Class III)
- Fidelity® VIP *Contrafund*® Portfolio (Initial Class)
- Fidelity® VIP Equity-Income Portfolio (Initial Class)
- ING Artio Foreign Portfolio (Class I)
- ING BlackRock Large Cap Growth Portfolio (Class I)
- ING Clarion Global Real Estate Portfolio (Class S)
- ING DFA Global All Equity Portfolio (Class I) *
- ING DFA Global Allocation Portfolio (Class I) *
- ING FMR<sup>SM</sup> Diversified Mid Cap Portfolio (Class I)
- ING Franklin Templeton Founding Strategy Portfolio (Class I)*
- ING Global Resources Portfolio (Class I)
- ING JPMorgan Emerging Markets Equity Portfolio (Class I)
- ING JPMorgan Small Cap Core Equity Portfolio (Class I)
- ING Limited Maturity Bond Portfolio (Class S)
- ING Liquid Assets Portfolio (Class I)
- ING MFS Total Return Portfolio (Class I)
- ING MFS Utilities Portfolio (Class I)
- ING Marsico Growth Portfolio (Class I)
- ING Marsico International Opportunities Portfolio (Class I)
- ING PIMCO Total Return Bond Portfolio (Class I)
- ING Pioneer Fund Portfolio (Class I)
- ING Pioneer Mid Cap Value Portfolio (Class I)
- ING Retirement Growth Portfolio (Class I)*
- ING Retirement Moderate Growth Portfolio (Class I)*
- ING Retirement Moderate Portfolio (Class I)*
- ING T. Rowe Price Capital Appreciation Portfolio (Class I)
- ING T. Rowe Price Equity Income Portfolio (Class I)
- ING U.S. Stock Index Portfolio (Class I)

- ING Van Kampen Growth and Income Portfolio (Class S)
- ING Wells Fargo Health Care Portfolio (Class I)
- ING Wells Fargo Omega Growth Portfolio (Class I)
- ING Wells Fargo Small Cap Disciplined Portfolio (Class I)
- ING Baron Small Cap Growth Portfolio (I Class)
- ING Columbia Small Cap Value Portfolio (I Class)
- ING JPMorgan Mid Cap Value Portfolio (I Class)
- ING Oppenheimer Global Portfolio (I Class)
- ING Oppenheimer Global Strategic Income Portfolio (S Class)
- ING Pioneer High Yield Portfolio (I Class)
- ING T. Rowe Price Diversified Mid Cap Growth Portfolio (I Class)
- ING UBS U.S. Large Cap Equity Portfolio (I Class)
- ING Van Kampen Comstock Portfolio (I Class)
- ING Van Kampen Equity and Income Portfolio (I Class)
- ING Balanced Portfolio (Class I)
- ING Intermediate Bond Portfolio (Class I)
- ING Growth and Income Portfolio (Class I)
- ING Index Plus LargeCap Portfolio (Class I)
- ING Index Plus MidCap Portfolio (Class I)
- ING Index Plus SmallCap Portfolio (Class I)
- ING International Index Portfolio (Class S)
- ING Russell<sup>TM</sup> Large Cap Growth Index Portfolio (Class I)
- ING Russell<sup>TM</sup> Large Cap Index Portfolio (Class I)
- ING Russell<sup>TM</sup> Large Cap Value Index Portfolio (Class I)
- ING Russell<sup>TM</sup> Mid Cap Growth Index Portfolio (Class I)
- ING Russell<sup>TM</sup> Small Cap Index Portfolio (Class I)
- ING Small Company Portfolio (Class I)
- ING U.S. Bond Index Portfolio (Class I)
- ING SmallCap Opportunities Portfolio (Class I)
- Neuberger Berman AMT Socially Responsive Portfolio® (Class I)

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\* These funds are structured as "fund of funds." See the Fund Fees and Expenses table on page 12 and the Fund Fees and Expenses section on page 29 for more information about "fund of funds."

**See Appendix B to this prospectus for more information about the funds available through the variable account, including information about each fund's investment adviser/subadviser and investment objective. More detailed information about each fund, including information about their investment risks and fees and expenses, can be found in the fund's current prospectus and Statement of Additional Information. You may obtain these documents by contacting us at our Customer Service Center.**

A fund available through the variable account is not the same as a retail mutual fund with the same or similar name. Accordingly, the management, fees and expenses and performance of a fund is likely to differ from a similarly named retail mutual fund.

**Voting Privileges.** We invest each subaccount's assets in shares of a corresponding fund. We are the legal owner of the fund shares held in the variable account, and we have the right to vote on certain issues. Among other things, we may vote on issues described in the fund's current prospectus or issues requiring a vote by shareholders under the 1940 Act.

Even though we own the shares, we give you the opportunity to tell us how to vote the number of shares attributable to your policy. We count fractional shares. If you have a voting interest, we send you proxy material and a form on which to give us your voting instructions.

Each fund share has the right to one vote. The votes of all fund shares are cast together on a collective basis, except on issues for which the interests of the funds differ. In these cases, voting is on a fund-by-fund basis.

Examples of issues that require a fund-by-fund vote are changes in the fundamental investment policy of a particular fund or approval of an investment advisory agreement.

We vote the shares in accordance with your instructions at meetings of the fund's shareholders. We vote any fund shares that are not attributable to policies and any fund shares for which the owner does not give us instructions in the same proportion as we vote the shares for which we did receive voting instructions. This means that instructions from a small number of shareholders can determine the outcome of a vote. There is no minimum number of shares for which we must receive instructions before we vote the shares.

We reserve the right to vote fund shares without getting instructions from policy owners if the federal securities laws, regulations or their interpretations change to allow this.

You may instruct us only on matters relating to the funds corresponding to those subaccounts in which you have invested assets as of the record date set by the fund's Board for the shareholders meeting. We determine the number of fund shares in each subaccount of your policy by dividing your variable account value in that subaccount by the net asset value of one share of the matching fund.

**Right to Change the Variable Account.** Subject to state and federal law and the rules and regulations thereunder, we may, from time to time, make any of the following changes to our variable account with respect to some or all classes of policies:

- Change the investment objective;
- Offer additional subaccounts that will invest in funds we find appropriate for policies we issue;
- Eliminate subaccounts;
- Combine two or more subaccounts;
- Close subaccounts. We will notify you in advance by a supplement to this prospectus if we close a subaccount. If a subaccount is closed or otherwise is unavailable for new investment, unless you provide us with alternative allocation instructions, all future premiums directed to the subaccount that was closed or is unavailable may be automatically allocated among the other available subaccounts according to your most recent allocation instructions. If your most recent allocation instructions do not include any available funds, you must provide us with alternative allocation instructions or the premium payment will be returned to you. You may give us alternative allocation instructions by contacting our Customer Service Center. See also the **Transfers** section of this prospectus, page 47, for information about making subaccount allocation changes;
- Substitute a new fund for a fund in which a subaccount currently invests. A substitution may become necessary if, in our judgment:
  - ▷ A fund no longer suits the purposes of your policy;
  - ▷ There is a change in laws or regulations;
  - ▷ There is a change in the fund's investment objectives or restrictions;
  - ▷ The fund is no longer available for investment; or
  - ▷ Another reason we deem a substitution is appropriate.
- In the case of a substitution, the new fund may have different fees and charges than the fund it replaced;
- Transfer assets related to your policy class to another separate account;
- Withdraw the variable account from registration under the 1940 Act;
- Operate the variable account as a management investment company under the 1940 Act;
- Cause one or more subaccounts to invest in a fund other than, or in addition to, the funds currently available;
- Stop selling the policy;
- End any employer or plan trustee agreement with us under the agreement's terms;
- Limit or eliminate any voting rights for the variable account;
- Make any changes required by the1940 Act or its rules or regulations; or
- Close a subaccount to new investments.

We will not make a change until the change is disclosed in an effective prospectus or prospectus supplement, authorized, if necessary, by an order from the SEC, and approved, if necessary, by the appropriate state insurance department(s). We will notify you of any changes. If you wish to transfer the amount you have in the affected subaccount to another subaccount or to the fixed account, you may do so free of charge. Just notify us at our Customer Service Center.

**The Fixed Account**

You may allocate all or a part of your net premium and transfer your policy value into the fixed account (except for policies issued in New Jersey). We declare the interest rate that applies to all amounts in the fixed account. This interest rate is never less than 3.00% (4.00% per year for policies with policy dates prior to February 17, 2004). Interest compounds daily at an effective annual rate that equals the declared rate. We credit interest to the fixed account on a daily basis. We pay interest regardless of the actual investment performance of our general account. We bear all of the investment risk for the fixed account.

Your fixed account value equals the net premium you allocate to the fixed account, plus interest earned, minus amounts you transfer out or withdraw. It may be reduced by fees and charges assessed against your policy value.

The fixed account guarantees principal and is part of our general account. The general account supports our non-variable insurance and annuity obligations. We have not registered interests in the fixed account under the Securities Act of 1933, as amended ("1933 Act"). Also, we have not registered the fixed account or the general account as an investment company under the 1940 Act (because of exemptive and exclusionary provisions). This means that the general account, the fixed account and interests in it are generally not subject to regulation under these Acts.

The SEC staff has not reviewed the disclosures in this prospectus relating to the general account and the fixed account. These disclosures, however, may be subject to certain requirements of the federal securities law regarding accuracy and completeness of statements made.

# DETAILED INFORMATION ABOUT THE POLICY

This prospectus describes our standard Select*Life II variable universal life insurance policy. The policy provides death benefits, cash values and other features of traditional life insurance contracts. There may be variations in policy features, benefits and charges because of requirements of the state where we issue your policy. We describe all such differences in your policy.

If you would like to know about state variations, please ask your agent/registered representative. We can provide him/her with the list of variations that will apply to your policy.

We and our affiliates offer various other products with different features and terms than the policy offered through this prospectus, and that may offer some or all of the same funds. These products have different benefits, fees and charges, and may or may not better match your needs. Please note that some of the company's management personnel and certain other employees may receive a portion of their employment compensation based on the amount of policy values allocated to funds affiliated with ING. You should be aware that there may be alternative products available, and if you are interested in learning more about these other products, contact our Customer Service Center or your agent/registered representative.

## *Important Information Regarding Changes in State Insurance Laws and Federal Income Tax Rules*

Effective January 1, 2009, to comply with state insurance and federal income tax laws, all new life insurance policies must be based on the 2001 Commissioners Standard Ordinary (CSO) mortality tables. The policy described in this prospectus is based on the 1980 CSO mortality tables ("1980 CSO policy"). While the policy described in this prospectus is already no longer offered for new sales, please be aware that there may be limitations on what changes or modifications can be made to an existing 1980 CSO policy.

If you are considering making any change or modification to your existing 1980 CSO policy, please contact us to see if such change or modification will be allowed. You should also consult with a qualified tax adviser to determine what effect the change or modification will have on your policy.

## *Purchasing a Policy*

The policy is no longer offered for new sales. When you purchased the policy, however, you were required to submit an application to us. On that application you were required to select, among other things:

- The amount of your insurance coverage (which generally must be at least $50,000.00 ($25,000.00 for polices with policy dates prior to February 17, 2004));
- Your initial death benefit option; and
- Any riders or optional benefits.

On the application you provided us with certain health and other necessary information. Upon receipt of an application, we followed our underwriting procedures to determine whether the proposed insured person was insurable by us. Before we made this determination, we may have needed to request and review medical examinations of and other information about the proposed insured person. Through our underwriting process, we also determined the risk class for the proposed insured person if the application was accepted. Risk class is based on such factors as the proposed insured person's age, gender and health. Risk class will impact the cost of insurance rates you will pay and may also affect premiums and other policy fees, charges and benefits.

We reserve the right to reject an application for any reason permitted by law. If an application is rejected, any premium received will be returned without interest.

On the date coverage under the policy begins (the "policy date"), the person on whose life we issue the policy (the "insured person") generally can be no more than age 80. "Age" under the policy means the insured person's age as of the policy date. From time to time, we may accept an insured person who exceeds our normal maximum age limit. We will not unfairly discriminate in determining the maximum age at issue. All exceptions to our normal limits are dependent upon our ability to obtain acceptable reinsurance coverage for our risk with an older insured.

You may have requested that we back-date the policy up to six months to allow the insured person to give proof of a younger age for the purposes of your policy. Except for cash on delivery policies, we generally will not reissue a policy to change the policy date.

**Important Information About the Term Insurance Rider.** It may be to your economic advantage to include part of your insurance coverage under the Term Insurance Rider. Working with your agent/registered representative, consider the factors described in the **Term Insurance Rider** section of this prospectus, page 38, when deciding whether to include coverage under the Term Insurance Rider and in what proportion to the total amount of coverage under your policy.

## Premium Payments

Premium payments are flexible and you may choose the amount and frequency of premium payments, within limits, including:
- We may refuse to accept any premium less than $25.00;
- You cannot pay additional premiums after age 95;
- We may refuse to accept any premium that would disqualify your policy as life insurance under Section 7702 of the Internal Revenue Code;
- We may refuse to accept any premium that would cause your policy to become a modified endowment contract under Section 7702A of the Internal Revenue Code without your prior written acknowledgement accepting your policy as a modified endowment contract; and
- We may refuse to accept any premium that does not comply with our anti-money laundering program. **See Anti-Money Laundering, page 67.**

After we deduct the premium expense charge from your premium payments, we apply the remaining net premium to your policy as described below.

A premium payment is received by us when it is received at our offices. After you have paid your minimum initial premium, we suggest you send payments directly to us, rather than through your agent/registered representative, to assure the earliest crediting date.

Insurance coverage does not begin until we receive your minimum initial premium. The minimum initial premium is generally equal to at least the minimum premiums for the first three months. The minimum premium is based on monthly rates that vary according to the insured person's gender, risk class and age. Optional rider benefits have their own minimum premium rates. If you authorize premiums to be paid by electronic funds transfer, we will issue a policy upon receipt of the minimum premium for the first month and the required completed electronic funds transfer forms.

Your policy will indicate the minimum premium that applies to you. You are not required to pay the minimum premium, but payment of the minimum premium will keep your policy in force during the Death Benefit Guarantee period. **See Death Benefit Guarantee, page 36. Payment of the minimum premium may or may not be enough to keep your policy in force beyond the Death Benefit Guarantee period.**

**Premium Payments Affect Your Coverage**. During the Death Benefit Guarantee period, the Death Benefit Guarantee lasts only if your cumulative premium payments to the next monthly processing date, minus any partial withdrawals or loans, are at least equal to the sum of minimum premium payments applicable to the guarantee. If they are not and your surrender value is not enough to pay the periodic fees and charges, when due, then your policy will enter the 61-day grace period and you must make a sufficient premium payment to avoid lapse and loss of insurance coverage. **See Lapse, page 55.**

**Allocation of Net Premium.** Until your initial net premium is allocated as described below, we hold premiums in a general suspense account. Premiums held in this suspense account do not earn interest.

We apply the initial net premium to your policy after all of the following conditions have been met:
- We receive the required initial minimum premium;
- All issue requirements have been received by our Customer Service Center; and
- We approve your policy for issue.

We allocate your initial net premium according to the premium allocation instructions specified on the application in whole percentages totaling 100.00% on the valuation date next following the policy date.

All net premiums we receive after the initial premium are allocated to your policy on the valuation date of receipt. We will use your most recent premium allocation instructions specified in whole percentages totaling 100.00%. If your most recent premium allocation instructions includes a fund that corresponds to a subaccount that is closed to new investment (we will notify you in advance by a supplement to this prospectus if we close a subaccount) or is otherwise unavailable, net premium received that would have been allocated to the subaccount corresponding to the closed or otherwise unavailable fund may be automatically allocated among the other available subaccounts according to your most recent allocation instructions. If your most recent allocation instructions do not include any available funds, you must provide us with alternative allocation instructions or the premium payment will be returned to you. You may give us alternative allocation instructions by contacting our Customer Service Center. Your failure to provide us with alternative allocation instructions before we return your premium payment(s) may result in your policy entering the 61 day grace period and/or your policy lapsing without value. **See Lapse, page 55 for more information on how to keep your policy from lapsing. See also Reinstatement, page 56, for more information about how to put your policy back in force if it has lapsed.**

### Free Look Period

You have the right to examine your policy and return it to us (for any reason) within the period shown in the policy. The period during which you have this right is called the free look period. If you request a free look refund or return your policy to us during the free look period, we cancel it as of your policy date. The length of the free look period is determined by state law but generally lasts until:
- Midnight of the twentieth day after you receive your policy;
- Midnight of the twentieth day after a written Notice of Right of Withdrawal is mailed or delivered to you; or
- Midnight of the forty-fifth day after the date your application for the policy is signed.

If you cancel your policy during the free look period, you will receive a refund as determined by state law. Generally, the amount of the refund will equal the sum of all premiums we have received, although certain states may require the refund of a different amount.

The length of the free look period and the free look refund that applies in your state are stated in your policy.

## *Fees and Charges*

We deduct fees and charges under the policy to compensate us for:
- Providing the insurance benefits of the policy (including any rider benefits);
- Administering the policy;
- Assuming certain risks in connection with the policy; and
- Incurring expenses in distributing the policy.

The amount of a fee or charge may be more or less than the cost associated with the service or benefit. Accordingly, excess proceeds from one fee or charge may be used to make up a shortfall on another fee or charge, and we may earn a profit on one or more of these fees and charges. We may use any such profits for any proper corporate purpose, including, among other things, payments of sales expenses.

## Transaction Fees and Charges

We deduct the following transaction fees and charges from your policy value each time you make certain transactions.

**Premium Expense Charge.** We deduct a premium expense charge from each premium payment we receive. This charge is 5.00% of each premium payment and consists of a 2.50% sales charge and a 2.50% premium tax charge.

This charge helps offset:
- The expenses we incur in selling the policy;
- The costs of various state and local taxes. We pay state and local taxes in almost all states. These taxes vary in amount from state to state and may vary from jurisdiction to jurisdiction within a state; and
- The cost associated with the federal income tax treatment of our deferred acquisition costs. This cost is determined solely by the amount of life insurance premium we receive.

**Premium Processing Charge.** We may deduct a charge of up to $2.00 per premium payment to reimburse us for the cost of collecting and processing premiums. If imposed, this charge will be deducted from premium payments before the percentage deductions for sales charges and premium taxes. We currently do not impose this charge.

**Partial Withdrawal Fee.** We deduct a partial withdrawal fee each time you take a partial withdrawal from your policy. The amount of this fee is currently $10.00, but we reserve the right to deduct up to $25.00 for each partial withdrawal. We deduct the partial withdrawal fee proportionately from your remaining fixed and variable account values.

This fee helps offset the expenses we incur when processing a partial withdrawal.

**Surrender Charge.** We deduct a surrender charge during the first 15 policy years or the first 15 years after an increase in your insurance coverage when you:
- Surrender your policy; or
- Allow your policy to lapse.

The surrender charge is made up of two parts:
- A contingent deferred administrative charge; and
- A contingent deferred sales charge.

The contingent deferred administrative charge is $5.00 per $1,000.00 of insurance coverage. The contingent deferred administrative charge remains level for the first five segment years and then decreases uniformly each month until it becomes zero at the end of the fifteenth segment year. Each coverage segment will have its own contingent deferred administrative charge which will apply only to that segment.

The contingent deferred sales charge rates are set when you purchase a policy or increase your insurance coverage. The contingent deferred sales charge rates are based on the gender, age and risk class of the insured person. **See the Transaction Fees and Charges table, beginning on page 8, for the minimum and maximum contingent deferred sales charge rates and the rates for a representative insured person.** Contingent deferred sales charge rates will not exceed $46.40 per $1,000.00 of coverage and the rates that apply to you are set forth in your policy. Each coverage segment will have its own rates which will apply only to that segment. The contingent deferred sales charge remains level for the first five segment years then decreases uniformly each month until it becomes zero at the end of the fifteenth segment year.

**In the early policy years the total surrender charge usually exceeds the policy value because the surrender charge is usually more than the cumulative minimum premiums minus policy fees and charges. Therefore, you should purchase a policy only if you intend and have the financial capability to keep the policy in force for a substantial period of time.**

The surrender charge helps offset the expenses we incur in selling the policy.

**Transfer Charge.** We currently do not assess a charge for transfers between any of the investment options. We reserve the right, however, to charge up to $25.00 for each transfer. Transfers associated with policy loans, the dollar cost averaging or automatic rebalancing programs, or the exercise of conversion rights will not count as transfers when calculating any applicable transfer charge.

This charge helps offset the expenses we incur when processing transfers.

**Excess Illustration Fee.** We currently do not assess this fee, but we reserve the right to assess a fee of up to $50.00 for each illustration of your policy values you request after the first each policy year.

This fee helps offset the costs we incur when processing requests for excess illustrations.

**Excess Annual Report Fee.** We currently do not assess this fee, but we reserve the right to assess a fee of up to $50.00 for each annual report you request after the first each policy year.

This fee helps offset the costs we incur when processing requests for excess annual reports.

## Periodic Fees and Charges

In the policy form the "monthly processing date" is referred to as the "Monthly Anniversary."

We deduct the following periodic fees and charges from your policy value on the monthly processing date. The monthly processing date is the same date each month as your policy date. If that date is not a valuation date, then the monthly processing date is the next valuation date.

**Cost of Insurance.** The cost of insurance charge is equal to our current monthly cost of insurance rates multiplied by the net amount at risk for each segment of your insurance coverage. The net amount at risk as calculated on each monthly processing date equals the difference between:

- Your current base death benefit, discounted to take into account one month's interest earnings at an assumed 5.00% annual interest rate; and
- Your policy value minus the periodic fees and charges due on that date, other than cost of insurance charges.

Monthly cost of insurance rates are based on the insured person's age at issue, gender, risk class and amount of insurance coverage on the policy date and each date you increase your insurance coverage (a "segment date") and the policy year. They will not, however, be greater than the guaranteed cost of insurance rates shown in the policy, which are based on the 1980 Commissioner's Standard Ordinary Sex Distinct Mortality Tables. We will apply unisex rates where appropriate under the law. This currently includes the states of Massachusetts and Montana. The rates that apply to you are set forth in your policy. **See the Periodic Fees and Charges table, beginning on page 9, for the minimum and maximum cost of insurance rates and the rates for a representative insured person.**

Separate cost of insurance rates apply to each segment of your insurance coverage and your riders. The maximum rates for the initial and each new segment of your insurance coverage are printed in your policy schedule pages.

The cost of insurance charge varies from month to month because of changes in your net amount at risk, changes in your death benefit and the increasing age of the insured person. The net amount at risk is affected by the same factors that affect your policy value, namely:

- The net premium applied to your policy;
- The fees and charges we deduct;
- Any partial withdrawals you take;
- Interest earnings on the amounts allocated to the fixed account;
- Interest earned on amounts held in the loan account; and
- The investment performance of the funds underlying the subaccounts of the variable account.

We calculate the net amount at risk separately for each segment of your insurance coverage.

The cost of insurance charge compensates us for the ongoing costs of providing insurance coverage, including the expected cost of paying death proceeds that may be more than your policy value.

**Administrative Charge.** The monthly administrative charge for policies with policy dates prior to February 17, 2004, is currently $8.25 and is guaranteed not to exceed $12.00.

The monthly administrative charge for policies with policy dates on or after February 17, 2004, is currently $10.00 and is guaranteed not to exceed $10.00.

The administrative charge helps compensate us for the costs associated with administering the policies.

**Mortality and Expense Risk Charge**. During the first ten policy years, the monthly mortality and expense risk charge is 0.075% (0.90% annually) of your variable account value. For policies with policy dates prior to February 17, 2004, after the tenth policy year this charge is currently 0.0375% per month (0.45% annually), guaranteed not to exceed 0.075% per month (0.90% annually). For policies with policy dates on or after February 17, 2004, after the tenth policy year this charge is eliminated.

This charge helps compensate us for the mortality and expense risks we assume when we issue a policy. The mortality risk is that insured people, as a group, may live less time than we estimated. The expense risk is that the costs of issuing and administering the policies and operating the subaccounts of the variable account are greater than we estimated.

## Rider Fees and Charges

There may be separate fees and charges if you add any optional rider benefits or exercise certain automatic rider benefits. For more information about rider benefits and the applicable fees and charges, **see the Optional Rider Fees and Charges table, beginning on page 11, and the Optional Rider Benefits section, page 37. See also the Transaction Fees and Charges table, beginning on page 8, and the Automatic Rider Benefits section, page 41.**

## Sales Charge Refund

We may refund a portion of the contingent deferred sales charge if you:
- Surrender your policy during the first two policy years; or
- Cancel an increase in your insurance coverage during the first two segment years and subsequently surrender your policy.

This refund is referred to as the sales charge refund.

The sales charge refund will equal the amount by which the total sales charge deducted (which consists of the 2.50% sales charge deducted as part of the premium expense charge plus the contingent deferred sales charge) exceeds:
- 30.00% of premium payments you made during the first segment year for each coverage segment up to the surrender charge guideline premium; plus
- 9.00% of premium payments you made that exceed your surrender charge guideline premium.

For any coverage segment created because of an increase in the amount of your insurance coverage, a proportionate amount of the existing policy value on the effective date of the increase will be considered a premium payment made during the first segment year for that segment. Subsequent premium payments will be prorated among the coverage segments.

The surrender charge guideline premium is based on the age and gender of the insured person and equals:
- The initial amount of your insurance coverage or any increased coverage amount; divided by
- 1,000; multiplied by
- An applicable surrender charge guideline factor.

The applicable surrender charge guideline factor(s) will vary by age and gender of the insured person and are set forth in your policy.

## Waiver and Reduction of Fees and Charges

We may waive or reduce any of the fees and charges under the policy, as well as the minimum amount of insurance coverage set forth in this prospectus. Any waiver or reduction will be based on expected economies that result in lower sales, administrative or mortality expenses. For example, we may expect lower expenses in connection with sales to:
- Certain groups or sponsored arrangements (including our employees, certain family members of our employees, our affiliates and our appointed sales agents);
- Corporate purchasers; or
- Our policyholders or the policyholders of our affiliated companies.

Any variation in fees and charges will be based on differences in costs or services and our rules in effect at the time. We may change our rules from time to time, but we will not unfairly discriminate in any waiver or reduction.

## Fund Fees and Expenses

As shown in the fund prospectuses and described in the Fund Fees and Expenses table on page 12 of this prospectus, each fund deducts management fees from the amounts allocated to the funds. In addition, each fund deducts other expenses, which may include service fees that may be used to compensate service providers, including the company and its affiliates, for administrative and policy owner services provided on behalf of the fund. Furthermore, certain funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.**

You should evaluate the expenses associated with the funds available through this policy before making a decision to invest.

The company may receive substantial revenue from each of the funds or from the funds' affiliates, although the amount and types of revenue vary with respect to each of the funds offered through the policy. This revenue is one of several factors we consider when determining the policy fees and charges and whether to offer a fund through our policies. **Fund revenue is important to the company's profitability, and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

Assets allocated to affiliated funds, meaning funds managed by Directed Services LLC or another company affiliate, generate the largest dollar amount of revenue for the company. Affiliated funds may also be subadvised by a company affiliate or by an unaffiliated third party. Assets allocated to unaffiliated funds, meaning funds managed by an unaffiliated third party, generate lesser, but still substantial dollar amounts of revenue for the company. The company expects to earn a profit from this revenue to the extent it exceeds the company's expenses, including the payment of sales compensation to our distributors.

**Types of Revenue Received from Affiliated Funds.**

The types of revenue received by the company from affiliated funds may include:
- A share of the management fee deducted from fund assets;
- Service fees that are deducted from fund assets; and
- Other revenues that may be based either on an annual percentage of average net assets held in the fund by the company or a percentage of the fund's management fees.

These revenues may be received as cash payments or according to a variety of financial accounting techniques that are used to allocate revenue and profits across the organization. In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue may be retained by the affiliated investment adviser and ultimately shared with the company. The company receives additional amounts related to affiliated funds in the form of intercompany payments from the fund's investment adviser or the investment adviser's parent. These revenues provide the company with a financial incentive to offer affiliated funds through the policy rather than unaffiliated funds.

**Types of Revenue Received from Unaffiliated Funds.** Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

The types of revenues received by the company or its affiliates from unaffiliated funds include:

- For certain funds, compensation paid from 12b-1 fees or service fees that are deducted from fund assets; and
- Additional payments for administrative, recordkeeping or other services that we provide to the funds or their affiliates, such as processing purchase and redemption requests, and mailing fund prospectuses, periodic reports and proxy materials. These additional payments do not increase directly or indirectly the fees and expenses shown in each fund prospectus. These additional payments may be used by us to finance distribution of the policy.

These revenues are received as cash payments, and if the unaffiliated fund families currently offered through the policy that made cash payments to us were individually ranked according to the total amount they paid to the company or its affiliates in 2009 in connection with the registered variable life insurance policies issued by the company, that ranking would be as follows:

- Fidelity® Variable Insurance Product Portfolios;
- American Funds Insurance Series; and
- BlackRock V.I. Funds

If the revenues received from the affiliated funds were taken into account when ranking the funds according to the total dollar amount they paid to the company or its affiliates in 2009, the affiliated funds would be at the top of the list.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to company sales representatives and wholesalers rather than monetary benefits. These benefits and opportunities may include, but are not limited to, co-branded marketing materials; targeted marketing sales opportunities; training opportunities at meetings; training modules for sales personnel; and opportunities to host due diligence meetings for representatives and wholesalers.

Certain funds may be structured as "fund of funds." These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds are affiliated funds, and the underlying funds in which they invest may be affiliated as well. The fund prospectuses disclose the aggregate annual operating expenses of each portfolio and its corresponding underlying fund or funds. These funds are identified in the list of funds available through the variable account on page 17.

Please note that certain management personnel and other employees of the company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. **See** *Distribution of the Policy***, page 72.**

## *Death Benefits*

You decide the amount of life insurance protection you need, now and in the future. Generally, we require a minimum of $50,000.00 ($25,000.00 for policies with policy dates prior to February 17, 2004) of coverage to issue your policy. We may lower this minimum for certain group, sponsored or corporate purchasers. The amount of insurance coverage in effect on your policy date is your initial coverage segment.

> In the policy form the amount of insurance coverage you select is referred to as the "Face Amount."

It may be to your economic advantage to include part of your insurance coverage under the Term Insurance Rider. **See Important Information About the Term Insurance Rider, page 39.**

### Changes in the Amount of Your Insurance Coverage

Subject to certain limitations, you may change the amount of your insurance coverage. Changing the amount of your insurance coverage will generally not be allowed until after the first policy year. We reserve the right to limit a change in the amount of your insurance coverage during the first two policy years. The change will be effective on the next monthly processing date after we receive your written request or next monthly processing date after underwriting approval (if required), whichever is later.

There may be underwriting or other requirements that must be met before we will approve a change. After we approve your request to change the amount of insurance coverage under the policy, we will send a new policy schedule page to you. You should attach it to your policy. We may ask you to return your policy to our Customer Service Center so that we can make this change for you.

Increases in the amount of your insurance coverage must be at least $5,000.00 and may be permitted until age 80.

A requested increase in insurance coverage will cause a new coverage segment to be created. A coverage segment or segment is a block of insurance coverage. Once we create a new segment, it is permanent unless law requires differently.

Each new segment will have:
- A new surrender charge and surrender charge guideline factor;
- New cost of insurance charges, guaranteed and current;
- A new incontestability period;
- A new suicide exclusion period; and
- A new minimum premium.

In determining the net amount at risk for each coverage segment we allocate the policy value first to the initial segment and any excess to additional segments starting with the first.

You may not decrease the amount of your insurance coverage below $50,000.00 ($25,000.00 for policies with policy dates prior to February 17, 2004). You cannot request a decrease in the amount of your insurance coverage more frequently than once every six months. Decreases in insurance coverage on policies with multiple coverage segments will be made in the following order:
(1) From the most recent segment;
(2) From the next more recent segments successively; and
(3) From the initial segment.

Decreases in insurance coverage may result in:
- A shortened Death Benefit Guarantee period if the Term Insurance Rider is attached;
- Reduced minimum premium amounts; and
- Reduced cost of insurance charges.

Decreases in insurance coverage will not result in reduced surrender charges.

We reserve the right to not approve a requested change in your insurance coverage that would disqualify your policy as life insurance under Section 7702 of the Internal Revenue Code. In addition, we may refuse to approve a requested change in your insurance coverage that would cause your policy to become a modified endowment contract under Section 7702A of the Internal Revenue Code without your prior written acknowledgment accepting your policy as a modified endowment contract. Decreasing the amount of insurance coverage under your policy could cause your policy to be considered a modified endowment contract. If this happens, prior and subsequent distributions from the policy (including loans) may be subject to adverse tax treatment. You should consult a qualified tax adviser before changing your amount of insurance coverage. **See Modified Endowment Contracts, page 59.**

## Death Benefit Qualification Test

The death benefit proceeds are generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance. Your policy will meet this definition of life insurance provided that it meets the requirements of the guideline premium test.

The guideline premium test requires that premium payments do not exceed certain statutory limits and your death benefit is at least equal to your policy value multiplied by a factor defined by law. The guideline premium test provides for a maximum amount of premium in relation to the death benefit and a minimum amount of death benefit in relation to policy value. The factors for the guideline premium test can be found in Appendix A of this prospectus.

Certain changes to a policy that uses the guideline premium test may allow the payment of premium in excess of the statutory limits in order to keep the policy from lapsing. In this circumstance, any such excess premium will be allocated to the fixed account in order for the policy to continue to meet the federal income tax definition of life insurance.

## Death Benefit Options

There are two death benefit options available under the base policy. You choose the option you want when you apply for the policy, but you may change that choice after the second policy year.

**Option 1.** Under death benefit Option 1, before age 95 the base death benefit is the greater of the amount of insurance coverage you have selected or your policy value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A. Under this option your base death benefit will remain level unless your policy value multiplied by the appropriate factor described in Appendix A exceeds the death benefit. In this case, your death benefit will vary as the policy value varies.

**Option 2.** Under death benefit Option 2, before age 95 the base death benefit is the greater of the amount of insurance coverage you have selected plus your policy value or your policy value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A. Under this option your base death benefit will vary as the policy value varies.

> In the policy form, death benefit "Option 1" is referred to as the "Level Amount Option" or "Option A" and death benefit "Option 2" is referred to as the "Variable Amount Option" or "Option B."

Unless you notify us in writing otherwise, at age 95 your policy value will automatically be applied to purchase fixed paid-up life insurance and your death benefit may change. **See Paid-Up Life Insurance, page 54.**

**Which Death Benefit Option to Choose.** If you are satisfied with the amount of your existing insurance coverage and prefer to have premium payments and favorable investment performance reflected to the maximum extent in the policy value and lower cost of insurance charges, you should choose Option 1. If you prefer to have premium payments and favorable investment performance reflected partly in the form of an increasing death benefit, you should choose Option 2.

**Changing Death Benefit Options.** After the second policy year, you may change death benefit options.

Changing your death benefit option may reduce or increase your insurance coverage but will not change the amount of your base death benefit. We may not approve a death benefit option change if it reduces the amount of insurance coverage below the minimum we require to issue your policy. On the effective date of your option change, your insurance coverage will change as follows:

| Change From: | Change To: | Insurance Coverage Following the Change: |
|---|---|---|
| Option 1 | Option 2 | • Your insurance coverage before the change minus your policy value as of the effective date of the change. |
| Option 2 | Option 1 | • Your insurance coverage before the change plus your policy value as of the effective date of the change. |

Your death benefit option change is effective on your next monthly processing date after we approve it.

After we approve your request, we send a new policy schedule page to you. You should attach it to your policy. We may ask you to return your policy to our Customer Service Center so that we can make this change for you.

If a death benefit option change causes the amount of insurance coverage to change, no new coverage segment(s) is (are) created. Instead, the size of each existing segment(s) is (are) changed. If you change death benefit options, there is no change to the amount of term insurance coverage if you have added the Term Insurance Rider to your policy.

***Changing your death benefit option may have tax consequences. You should consult a qualified tax adviser before making changes***.

## Death Benefit Proceeds

After the insured person's death, if your policy is in force we pay the death benefit proceeds to the beneficiaries. The beneficiaries are the people you name to receive the death benefit proceeds from your policy. The death benefit proceeds are equal to:
• Your base death benefit; plus
• The amount of any rider benefits; minus
• Any outstanding policy loan and accrued loan interest; minus
• Any outstanding fees and charges incurred before the insured person's death.

The death benefit is calculated as of the insured person's death and will vary depending on the death benefit option you have chosen.

## Death Benefit Guarantee

The policy has a Death Benefit Guarantee which provides that the policy will not lapse even if the surrender value is not enough to pay the periodic fees and charges each month.

In general, the two most significant benefits of the Death Benefit Guarantee are:

- During the early policy years, the surrender value (even when supplemented by the sales charge refund) may not be enough to cover the periodic fees and charges due each month, so that the Death Benefit Guarantee may be necessary to avoid lapse of the policy. This occurs when the surrender charge exceeds the policy value in these years. Likewise, if you request an increase in the amount of your insurance coverage, an additional surrender charge will apply for the 15 years following the increase, which could create a similar possibility of lapse as exists during the early policy years; and
- To the extent the surrender value declines due to poor investment performance of the funds underlying the subaccounts of the variable account or due to an additional surrender charge after a requested increase in the amount of your insurance coverage, the surrender value may not be sufficient even in later policy years to cover the periodic fees and charges due each month. Accordingly, the Death Benefit Guarantee may be necessary in later policy years to avoid lapse of the policy.

The Death Benefit Guarantee is standard on every policy. It provides a guarantee that your policy will not lapse until the insured person reaches age 65 or for five policy years, if longer, provided your cumulative premium payments, minus any partial withdrawals or loans, are at least equal to the sum of minimum premium payments to the next monthly processing date. The guarantee period may be shorter if your policy is rated substandard or if you have added the Term Insurance Rider to your policy. There is no charge for this guarantee.

You should consider the following factors in relation to the Death Benefit Guarantee:

- The amount of the minimum premium for your policy is set forth in your policy (**see Premium Payments, page 22)**;
- The minimum premium for your policy is based on monthly rates that vary according to the insured person's gender, risk class and age;
- Even though you may pay less than the minimum premium amount, you may lose the significant protection provided by the Death Benefit Guarantee by doing so;
- A loan may cause the termination of this guarantee because we deduct your loan amount from cumulative premiums paid when calculating whether you have paid sufficient premiums to keep the guarantee in effect; and
- Even if the Death Benefit Guarantee terminates, your policy will not necessarily lapse (**see Lapse, page 55**).

We will notify you if on any monthly processing date you have not paid enough premium to maintain the Death Benefit Guarantee. This notice will show the amount of premium required to maintain this guarantee. If we do not receive the required premium payment within 61 days from the date of our notice, the Death Benefit Guarantee will terminate.

Except by administrative practice during the first five policy years you cannot reinstate a terminated Death Benefit Guarantee. This practice may be discontinued at any time without prior notice.

## *Additional Insurance Benefits*

Your policy may include additional insurance benefits, attached by rider. There are two types of riders:

- Those that provide optional benefits that you must select before they are effective; and
- Those that automatically come with the policy.

The following information does not include all of the terms and conditions of each rider, and you should refer to the rider to fully understand its benefits and limitations. We may offer riders not listed here. Not all riders may be available under your policy. Contact your agent/registered representative for a list of riders and their availability.

### Optional Rider Benefits

The following riders may have an additional cost, but you may cancel optional riders at any time. *Adding or canceling riders may have tax consequences*. **See Modified Endowment Contracts, page 59.**

**Accidental Death Benefit Rider.** The Accidental Death Benefit Rider provides an additional insurance benefit if the insured person dies from an accidental injury before age 70. You may apply for this rider when you apply for the base policy or anytime after your policy is issued. The minimum amount of coverage under this rider is $5,000.00. The maximum amount of coverage is $300,000.00, but may be less depending on the age of the insured person.

You should consider the following when deciding whether to add the Accidental Death Benefit Rider to your policy:

- Subject to certain limits, you can increase the amount of coverage under this rider after the second policy year;
- You can decrease the amount of coverage under this rider after the second policy year;
- The minimum premium for this rider is based on monthly rates that vary according to the insured person's risk class and age;
- The current cost of insurance rates for this rider are different than those for the base policy (**see Optional Rider Fees and Charges table, beginning on page 11**);
- The policy's periodic fees and charges do not apply to coverage under this rider; and
- This rider does not have a surrender charge.

**Additional Insured Rider.** The Additional Insured Rider provides ten-year, guaranteed level premium and level term coverage on the insured person or the insured person's spouse or children. You may apply for this rider when you apply for the base policy or anytime after your policy is issued. The minimum amount of coverage under this rider is $10,000.00.

You should consider the following when deciding whether to add the Additional Insured Rider to your policy:
- You cannot increase the amount of coverage under this rider after issue;
- You can decrease the amount of coverage under this rider after the second policy year;
- The minimum premium for this rider is based on monthly rates that vary according to the insured person's gender, risk class and age;
- The current cost of insurance rates for this rider are different than those for the base policy (**see Optional Rider Fees and Charges table, beginning on page 11**);
- The policy's periodic fees and charges do not apply to coverage under this rider; and
- This rider does not have a surrender charge.

Additionally, before age 75 you can convert the coverage under this rider to any other whole life policy we offer at the time. No evidence of insurability will be required for the new whole life policy, and the premiums and cost of insurance charges for this new policy will be based on the insured person's age at the time of conversion.

**Children's Insurance Rider.** The Children's Insurance Rider provides up to $10,000.00 of term life insurance coverage on the life of each of the insured person's children. You may add this rider when you apply for the base policy or anytime after your policy is issued. The maximum amount of coverage under this rider is $10,000.00. The minimum amount of coverage under this rider is $1,000.00.

You should consider the following when deciding whether to add the Children's Insurance Rider to your policy:
- Term coverage under this rider is available to age 25 of each child (or for 25 years from the issue date of this rider, if earlier);
- The current cost of insurance rates for this rider are different than those for the base policy (**see Optional Rider Fees and Charges table, beginning on page 11**);
- Subject to certain limits you may increase insurance coverage under this rider; and
- Decreases in the amount of insurance coverage under this rider are allowed, but at least six months must elapse between decreases.

**Term Insurance Rider.** The Term Insurance Rider provides an additional level term insurance benefit if the insured person dies before age 95. You may apply for this rider only when you apply for the base policy and the minimum amount of coverage under this rider is $100,000.00. The maximum amount of coverage under this rider is no more than three times the amount of insurance coverage selected under the base policy.

You should consider the following when deciding whether to add the Term Insurance Rider to your policy:

- This rider is only available on policies dated on or after February 17, 2004;
- You cannot increase the amount of coverage under this rider after issue;
- You can decrease the amount of coverage under this rider after the first policy year;
- The minimum premium for this rider is based on monthly rates that very according to the insured person's gender, risk class and age;
- The current cost of insurance rates for this rider are generally less than those for the base policy (**see Optional Rider Fees and Charges table, beginning on page 11**);
- The policy's periodic fees and charges do not apply to coverage under this rider;
- This rider does not have a surrender charge; and
- Adding this rider will shorten the Death Benefit Guarantee period of the base policy.

Additionally, you can transfer your coverage under this rider to your base policy without evidence of insurability anytime after the tenth policy year if your base death benefit is equal to your policy value multiplied by the appropriate factor described in Appendix A. Cost of Insurance rates for this new coverage segment will be the same as the cost of insurance rates for the initial coverage segment. No surrender charge or monthly amount charge will apply to this new coverage segment of the base policy.

## Important Information about the Term Insurance Rider

It may be to your economic advantage to include part of your insurance coverage under the Term Insurance Rider. Working with your agent, consider the following factors when deciding whether to include coverage under the Term Insurance Rider and in what proportion to the total amount of coverage under your policy.

**Cost of Insurance and Other Fees and Charges.** The cost of insurance rates and other fees and charges affect the value of your policy. The lower the cost of insurance and other fees and charges, the greater the policy's cash value. Accordingly, please be aware that:

- The current cost of insurance rates for coverage under the Term Insurance Rider are generally less than the current cost of insurance rates for coverage under the base policy;
- The guaranteed maximum cost of insurance rates for coverage under the Term Insurance Rider are generally more than the guaranteed maximum cost of insurance rates for coverage under the base policy; and
- Some policy fees and charges that apply to coverage under the base policy may not apply to coverage under the Term Insurance Rider.

**Features and Benefits.** Certain features and benefits are limited or unavailable if you have Term Insurance Rider coverage, including:

- Death Benefit Guarantees; and
- Cost of Living Rider Benefits.

**Compensation.** We generally pay more compensation to your agent on premiums paid for coverage under the base policy than we do on premiums paid for coverage under the Term Insurance Rider. **See *Distribution of the Policy*, page 72.**

With these factors in mind, you should discuss with your agent/registered representative how the use of the Term Insurance Rider will affect the costs, benefits, features and performance of your policy. You should also review illustrations based on different combinations of base policy and Term Insurance Rider coverage so that you can decide what combination best meets your needs. The foregoing discussion does not contain all of the terms and conditions or limitations of coverage under the base policy or the Term Insurance Rider, and you should read them carefully to fully understand their benefits and limitations.

**Waiver of Monthly Deduction Rider.** Subject to certain limits, the Waiver of Monthly Deduction Rider provides that the policy's periodic fees and charges are waived while the insured person is totally disabled according to the terms of the rider. You may add this rider when you apply for the base policy or anytime after your policy is issued, but it may not be added after the insured person reaches age 55.

You should consider the following when deciding whether to add the Waiver of Monthly Deduction Rider to your policy:
- The current cost of insurance rates for this rider are different than those for the base policy (**see Optional Rider Fees and Charges table, beginning on page 11**); and
- If death benefit Option 1 is in effect at the end of the first six months of total disability, your death benefit option will automatically be changed to Option 2.

Your policy may contain either the Waiver of Monthly Deduction Rider or the Waiver of Specified Premium Rider, but not both. Also, you may not change from one of these riders to the other after your policy is issued.

**Waiver of Specified Premium Rider.** Subject to certain limits, the Waiver of Specified Premium Rider provides that a specified amount of premium will be credited to the policy each month while the insured person is totally disabled according to the terms of the rider. You may add this rider when you apply for the base policy or anytime after your policy is issued, but it may not be added after the insured person reaches age 55.

You should consider the following when deciding whether to add the Waiver of Specified Premium Rider to your policy:
- The current cost of insurance rates for this rider are different than those for the base policy (**see Optional Rider Fees and Charges table, beginning on page 11**);
- An increase in the specified premium or an increase in the amount of insurance coverage that results in an increase in specified premium, the new specified premium will be subject to underwriting approval; and
- You may not increase your insurance coverage while benefits are being paid under the terms of this rider.

Your policy may contain either the Waiver of Monthly Specified Premium Rider or the Waiver of Monthly Deduction Rider, but not both. Also, you may not change from one of these riders to the other after your policy is issued.

## Automatic Rider Benefits

The following rider benefits may come with your policy automatically, depending on your age and/or risk class. There may be an additional charge if you choose to exercise any of these rider benefits, and exercising the benefits may have tax consequences. **See Rider Fees and Charges, page 28, and Accelerated Death Benefit Rider, page 41.**

**Accelerated Death Benefit Rider.** Under certain circumstances, the Accelerated Death Benefit Rider allows you to accelerate payment of the eligible death benefit that we otherwise would pay upon the insured person's death. Generally, we will provide an accelerated benefit under this rider if the insured person has a terminal illness that will result in his or her death within 12 months, as certified by a physician. The accelerated benefit may not be more than 50.00% of the amount that would be payable at the death of the insured person, and the accelerated benefit will first be used to pay off any outstanding policy loans and interest due. The remainder of the accelerated benefit will be paid to you in a lump sum.

Consider the following when deciding whether to accelerate the death benefit under this rider:
- We assess an administrative charge of up to $300.00 when we pay the accelerated benefit (**see Transaction Fees and Charges table, beginning on page 8**);
- When we pay the accelerated benefit, we establish a lien against your policy equal to the amount of the accelerated benefit, plus the amount of the administrative charge, plus interest on the lien;
- Any subsequent death benefit proceeds payable under the policy will first be used to repay the lien;
- Withdrawals, loans and any other access to the policy value will be reduced by the amount of the lien;
- Accelerating the death benefit will not affect the amount of premium payable on the policy and any premiums required to keep the policy in force that are not paid by you will be added to the lien; and
- There may be tax consequences to requesting payment under this rider, and you should consult with a qualified tax adviser for further information.

Certain limitations and restrictions are described in the rider. Additionally, the benefit may vary by state. You should consult your agent/registered representative as to whether and to what extent the rider is available in your particular state and on any particular policy.

**Cost of Living Rider.** The Cost of Living Rider provides optional increases in the amount of base insurance coverage on the life of the insured person every two years without evidence of insurability. Increases are based on increases in the cost of living as measured by the Consumer Price Index.

You should consider the following when deciding whether to accept a cost of living adjustment to your policy:

- On each date the amount of insurance increases under this rider, the periodic fees and charges under the policy will increase to account for the increased costs of insurance and the increased Waiver of Monthly Deduction Rider benefit, if applicable;
- The minimum premium for the Death Benefit Guarantee will increase, unless otherwise directed, on each date the amount of insurance increases under this rider; and
- If you choose not to accept a cost of living adjustment, this rider will automatically terminate as to future increases.

This benefit may vary by state. You should consult your agent/registered representative as to whether and to what extent the rider is available in your particular state and on any particular policy.

## *Policy Value*

Your policy value equals the sum of your fixed account, variable account and loan account values. Your policy value reflects:

- The net premium applied to your policy;
- The fees and charges that we deduct;
- Any partial withdrawals you take;
- Interest earned on amounts allocated to the fixed account;
- The investment performance of the funds underlying the subaccounts of the variable account; and
- Interest earned on amounts held in the loan account.

In the policy form the "policy value" is referred to as the "Accumulation Value," the "fixed account value" is referred to as the "Fixed Accumulation Value" and the "variable account value" is referred to as the "Variable Accumulation Value."

### Fixed Account Value

Your fixed account value equals the net premium you allocate to the fixed account, plus interest earned, minus amounts you transfer out or withdraw. It may be reduced by fees and charges assessed against your policy value. **See The Fixed Account, page 20.**

## Variable Account Value

Your variable account value equals your policy value attributable to amounts invested in the subaccounts of the variable account.

**Determining Values in the Subaccounts.** The value of the amount invested in each subaccount is measured by accumulation units and accumulation unit values. The value of each subaccount is the accumulation unit value for that subaccount multiplied by the number of accumulation units you own in that subaccount. Each subaccount has a different accumulation unit value.

The accumulation unit value is the value determined on each valuation date. The accumulation unit value of each subaccount varies with the investment performance of its underlying fund. It reflects:
- Investment income;
- Realized and unrealized gains and losses;
- Fund expenses (including fund redemption fees, if applicable); and
- Taxes, if any.

A valuation date is a date on which a fund values its shares and the New York Stock Exchange is open for business, except for days on which valuations are suspended by the SEC. Each valuation date ends at 4:00 p.m. Eastern time. We reserve the right to revise the definition of valuation date as needed in accordance with applicable federal securities laws and regulations.

You purchase accumulation units when you allocate premium or make transfers to a subaccount, including transfers from the loan account.

We redeem accumulation units:
- When amounts are transferred from a subaccount (including transfers to the loan account);
- For the monthly deduction of the periodic fees and charges from your variable account value;
- For policy transaction fees;
- When you take a partial withdrawal;
- If you surrender your policy; and
- To pay the death benefit proceeds.

To calculate the number of accumulation units purchased or sold we divide the dollar amount of your transaction by the accumulation unit value for the subaccount calculated at the close of business on the valuation date of the transaction.

The date of a transaction is the date we receive your premium or transaction request at our Customer Service Center, so long as the date of receipt is a valuation date. We use the accumulation unit value that is next calculated after we receive your premium or transaction request and we use the number of accumulation units attributable to your policy on the date of receipt.

We deduct the periodic fees and charges each month from your variable account value on the monthly processing date. If your monthly processing date is not a valuation date, the monthly deduction is processed on the next valuation date.

The value of amounts allocated to the subaccounts goes up or down depending on the investment performance of the corresponding funds. **There is no guaranteed minimum value of amounts invested in the subaccounts of the variable account.**

**How We Calculate Accumulation Unit Values.** We determine the accumulation unit value for each subaccount on each valuation date.

We generally set the accumulation unit value for a subaccount at $10.00 when the subaccount is first opened. After that, the accumulation unit value on any valuation date is:
- The accumulation unit value for the preceding valuation date; multiplied by
- The subaccount's accumulation experience factor for the valuation period.

Every valuation period begins at 4:00 p.m. Eastern time on a valuation date and ends at 4:00 p.m. Eastern time on the next valuation date. We reserve the right to revise the definition of valuation date as needed in accordance with applicable federal securities laws and regulations.

We calculate an accumulation experience factor for each subaccount every valuation date as follows:
- We take the net asset value of the underlying fund shares as reported to us by the fund managers as of the close of business on that valuation date;
- We add dividends or capital gain distributions declared and reinvested by the fund during the current valuation period;
- We subtract a charge for taxes, if applicable; and
- We divide the resulting amount by the net asset value of the shares of the underlying fund at the close of business on the previous valuation date.

## Loan Account Value

When you take a loan from your policy we transfer your loan amount to the loan account as collateral for your loan. Your loan amount includes interest payable in advance to the next policy anniversary. The loan account is part of our general account and we credit interest on amounts held in the loan account. Your loan account value is equal to your outstanding loan amount plus any interest credited on the loan account value. **See Loans, page 45.**

In the policy form the "loan account value" is referred to as the "Loan Amount."

## *Special Features and Benefits*

### Loans

You may borrow money from us by using your policy as collateral for the loan. We reserve the right to limit borrowing during the first policy year. Unless state law requires otherwise, a new loan amount must be at least $500.00, and the amount you may borrow is limited to 90.00% (75.00% for policies with policy dates prior to February 17, 2004) of the surrender value of your policy. After age 65, we currently allow you to borrow 100.00% of the surrender value. If your policy is in force as paid-up life insurance, the amount you may borrow is limited to the surrender value as of the next policy anniversary.

When you take a loan, we transfer an amount equal to your loan to the loan account. The loan account is part of our general account specifically designed to hold collateral for policy loans and interest.

Your loan request must be directed to our Customer Service Center. When you request a loan you may specify the investment options from which the loan collateral will be taken. If you do not specify the investment options, the loan collateral will be taken proportionately from each active investment option you have, including the fixed account.

If you request an additional loan, we add the new loan amount to your existing loan. This way, there is only one loan outstanding on your policy at any time.

**Loan Interest.** We credit amounts held in the loan account with interest. For policies with policy dates on or after February 17, 2004, we credit interest at a current annual rate of 3.00% (guaranteed not to be less than 3.00%). For policies with policy dates prior to February 17, 2004, the current annual interest rate is 5.50% (guaranteed not to be less than 4.00%). Interest we credit is allocated to the subaccounts and fixed account in the same proportion as your current premium allocation unless you tell us otherwise.

We also charge interest on loans. Interest is payable in advance and for policies with policy dates prior to February 17, 2004, the annual interest rate charged is 7.40%. For policies with policy dates on or after February 17, 2004, the annual interest rate charged is 4.76%.

After the tenth policy year, the annual interest rate that we charge will be reduced for that portion of the loan amount that is not greater than:
- Your variable account value plus your fixed account value; minus
- The sum of all premiums paid minus all partial withdrawals.

Loans with this reduced interest rate are preferred loans. For policies with policy dates prior to February 17, 2004, the reduced annual interest rate may change at any time but is guaranteed not to exceed 5.21%. For policies with policy dates on or after February 17, 2004, the reduced annual interest rate charged is currently 2.91% but is guaranteed not to exceed 3.38%.

Interest is payable in advance at the time you take any loan (for the rest of the policy year) and at the beginning of each policy year thereafter (for the entire policy year). If you do not pay the interest when it is due, we add it to your loan account balance.

We will refund to you any interest we have not earned if:
- Your policy lapses;
- You surrender your policy; or
- You repay your loan.

**Loan Repayment.** You may repay your loan at any time before the insured person's age 95. However, unless you tell us otherwise we will treat amounts received as premium payments and not loan repayments. You must tell us if you want a premium payment to go towards repaying your loan.

When you make a loan repayment, we transfer an amount equal to your payment from the loan account to the subaccounts and fixed account in the same proportion as your current premium allocation, unless you tell us otherwise.

**Effects of a Policy Loan.** Using your policy as collateral for a loan will effect your policy in various ways. You should carefully consider the following before taking a policy loan:
- If you do not make loan repayments your policy could lapse because your surrender value may not be enough to pay your fees and charges each month;
- A loan may cause the termination of the Death Benefit Guarantee because we deduct your loan amount from cumulative premiums paid when calculating whether you have paid sufficient premiums to keep the Death Benefit Guarantee in effect;
- Taking a loan reduces your opportunity to participate in the investment performance of the subaccounts and the interest guarantees of the fixed account;
- Accruing loan interest will change your policy value as compared to what it would have been if you did not take a loan;
- Even if you repay your loan, it will have a permanent effect on your policy value;
- If you do not repay your loan we will deduct any outstanding loan account value from amounts payable under the policy; and
- Loans may have tax consequences and if your policy lapses with a loan outstanding, you may have further tax consequences. **See *Distributions Other than Death Benefits*, page 59.**

## Transfers

You currently may make an unlimited number of transfers of your variable account value between the subaccounts and to the fixed account. (Transfers to or from the fixed account are not available for policies issued in New Jersey.) Transfers are subject to any conditions or limits that we or the funds whose shares are involved may impose, including:

- You may generally not make transfers until after the fifteenth day following your policy date (**see Allocation of Net Premium, page 23**);
- We reserve the right to limit you to four transfers each policy year;
- Although we currently do not impose a charge for transfers, we reserve the right to charge up to $25.00 for each transfer; and
- We may impose the transfer charge, limit the number of transfers each policy year, restrict or refuse transfers because of frequent or disruptive transfers, as described below.

Any conditions or limits we impose on transfers between the subaccounts or to the fixed account will generally apply equally to all policy owners. However, we may impose different conditions or limits on policy owners or third parties acting on behalf of policy owners, such as market timing services, who violate our excessive trading policy. **See Limits on Frequent or Disruptive Transfers page 49.**

Transfers from the fixed account to the subaccounts of the variable account are subject to the following additional restrictions:

- Only one transfer is permitted each policy year, and you may only make this transfer within 30 days of the anniversary of your policy date;
- You may only transfer up to 50.00% of your fixed account value unless the balance, after the transfer, would be less than $1,000.00 in which event you may transfer your full fixed account value; and
- Your transfer must be at least the lesser of $500.00 or your total fixed account value.

We reserve the right to liberalize these restrictions on transfers from the fixed account, depending on market conditions. Any such liberalization will generally apply equally to all policy owners. However, we may impose different restrictions on third parties acting on behalf of policy owners, such as market timing services.

We process all transfers and determine all values in connection with transfers on the valuation date we receive your request in good order except as described below for the dollar cost averaging or automatic rebalancing programs.

**Dollar Cost Averaging.** Anytime your policy value less the loan account value is at least $5,000.00 and the amount of your insurance coverage is at least $100,000.00 you may elect dollar cost averaging.

Dollar cost averaging is a long-term investment program through which you direct us to automatically transfer at regular intervals a specific dollar amount from any of the subaccounts to one or more of the other subaccounts or to the fixed account. We do not permit transfers from the fixed account under this program. You may request that the dollar cost averaging transfers occur on a monthly, quarterly, semi-annual or annual basis. You may discontinue this program at any time. Although we currently do not charge for this feature, we reserve the right to impose a charge in the future.

This systematic plan of transferring policy values is intended to help reduce the risk of investing too much when the price of a fund's shares is high. It also helps reduce the risk of investing too little when the price of a fund's shares is low. Because you transfer the same dollar amount to the subaccounts each period, you purchase more units when the unit value is low and you purchase fewer units when the unit value is high.

**Dollar cost averaging does not assure a profit nor does it protect you against a loss in a declining market.**

You may discontinue your dollar cost averaging program at any time. We reserve the right to discontinue, modify or suspend this program, and dollar cost averaging will automatically terminate if:
- We receive a request to begin an automatic rebalancing program;
- The policy is in the grace period on any date when dollar cost averaging transfers are scheduled; or
- The specified transfer amount from any subaccount is more than the variable account value in that subaccount.

**Automatic Rebalancing.** Anytime your policy value less the loan account value is at least $10,000.00 and the amount of your insurance coverage is at least $200,000.00 you may elect automatic rebalancing. Automatic rebalancing is a program for simplifying the process of asset allocation and maintaining a consistent allocation of your variable and fixed account values among your chosen investment options. Although we currently do not charge for this feature, we reserve the right to impose a charge in the future.

If you elect automatic rebalancing, we periodically transfer amounts among the investment options to match the asset allocation percentages you have chosen. This action rebalances the amounts in the investment options that do not match your set allocation percentages. This mismatch can happen if an investment option outperforms another investment option over the time period between automatic rebalancing transfers.

**Automatic rebalancing does not assure a profit nor does it protect you against a loss in a declining market.**

You may discontinue your automatic rebalancing program at any time. We reserve the right to discontinue, modify or suspend this program, and automatic rebalancing will automatically terminate if:

- We receive a request to transfer policy values among the investment options;
- We receive a request to begin a dollar cost averaging program;
- The policy is in the grace period on any date when automatic rebalancing transfers are scheduled; or
- The sum of your variable and fixed account values is less than $7,500.00 on any date when automatic rebalancing transfers are scheduled.

## Limits on Frequent or Disruptive Transfers

The policy is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:

- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all policy owners.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase the policy.**

**Excessive Trading Policy.** We and the other members of the ING family of companies that provide multi-fund variable insurance and retirement products have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:

- Meets or exceeds our current definition of Excessive Trading, as defined below; or
- Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products.

We currently define Excessive Trading as:

- More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
- Six round-trips involving the same fund within a rolling twelve month period.

The following transactions are excluded when determining whether trading activity is excessive:

- Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, withdrawals and loans);
- Transfers associated with scheduled dollar cost averaging, scheduled rebalancing or scheduled asset allocation programs;
- Purchases and sales of fund shares in the amount of $5,000.00 or less;
- Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
- Transactions initiated by us, another member of the ING family of companies or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter (once per year) warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit (VRU), telephone calls to the ING Customer Service Center or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling 12 month period, we will send them a letter warning that another purchase and sale of that same fund within twelve months of the initial purchase in the first round-trip will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of any warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or the investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those that involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance and retirement products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

Except as noted below with respect to Paul M. Prusky, we do not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of policy owners and fund investors and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all policy owners or, as applicable, to all policy owners investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

From late 2003 to 2008, we were engaged in litigation with Paul M. Prusky ("Prusky"), and others, regarding a 1998 agreement between Prusky and ReliaStar. Under the agreement, Prusky, through a profit-sharing plan, engaged in frequent electronic trading between subaccounts available through certain ReliaStar variable life insurance policies ("market timing"). Beginning in late 2003, ReliaStar refused to accept electronic trading instructions from Prusky because of violations of our Excessive Trading Policy.

On January 5, 2007, the United States District Court for the Eastern District of Pennsylvania (the "Federal Court") ordered ReliaStar to accept and effect Prusky's subaccount transfer instructions electronically "without limitation as to the number of transfer instructions so long as those transfers are not explicitly barred by a specific condition imposed by the fund in which the subaccount is invested." (Order Granting in Part Summary Judgment, Paul M. Prusky, et al. v. ReliaStar Life Insurance Company, Civil Action No. 03-6196, Jan. 5, 2007, and Order Denying Defendant's Motion for Clarification, dated January 12, 2007 ("Order")). In light of the Order, we must accept and effect Prusky's electronic transfer instructions.

When issuing the Order, the Federal Court did state that we could enforce conditions and/or restrictions on trading imposed by the funds in which the ReliaStar subaccounts invest. (Memorandum Accompanying the Order, at pp. 9-10.) We will enforce all such fund-imposed conditions and/or restrictions consistent with the Order and the judgment of the Federal Court in a related matter.

Prusky's ReliaStar policies include subaccounts which invest in all the same funds as are available through this policy. The prospectus for each fund describes restrictions imposed by the fund to prevent or minimize frequent trading.

**Limits Imposed by the Funds.** Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the ING family of companies, either by prospectus or stated policy, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

**Agreements to Share Information with Fund Companies.** As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the policy. Policy owner trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the company is required to share information regarding policy owner transactions, including, but not limited to, information regarding fund transfers initiated by you. In addition to information about policy owner transactions, this information may include personal policy owner information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a policy owner's transactions if the fund determines that the policy owner has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of premium or policy value to the fund or all funds within the fund family.

## Conversion to a Guaranteed Policy

During the first two policy years and the first two years after an increase in the amount of your insurance coverage, you may permanently convert your policy or the requested increase in insurance coverage to a guaranteed policy, unless state law requires differently. If you elect to make this change, unless state law requires that we issue to you a new guaranteed policy, we will permanently transfer the amounts you have invested in the subaccounts of the variable account to the fixed account and allocate all future net premium to the fixed account. After you exercise this right you may not allocate future premium payments or make transfers to the subaccounts of the variable account. We do not charge for this change. Contact our Customer Service Center or your agent/registered representative for information about the conversion rights available in your state.

## Partial Withdrawals

Beginning in the second policy year you may withdraw part of your policy's surrender value. For policies with policy dates on or after February 17, 2004, 12 partial withdrawals are allowed each policy year after the tenth policy year. A partial withdrawal must be at least $500.00. In policy years two through 15 you may not withdraw more than 20.00% of your surrender value.

We currently charge $10.00 for each partial withdrawal, but we reserve the right to charge up to $25.00 for each partial withdrawal. **See Partial Withdrawal Fee, page 25.**

Unless you specify a different allocation, we will take partial withdrawals from the fixed account and the subaccounts of the variable account in the same proportion that your value in each has to your policy value on the monthly processing date. We will determine these proportions at the end of the valuation period during which we receive your partial withdrawal request. For purposes of determining these proportions, we will not include any outstanding loan account value.

Unless you request otherwise, proceeds from a partial withdrawal generally will be paid into an interest bearing account that you can access, without penalty, through a checkbook feature. **See Transaction Processing, page 68.**

**Effects of a Partial Withdrawal.** We will reduce the policy value by the amount of a partial withdrawal. We will also reduce the death benefit by an amount equal to the factor from the definition of life insurance factors described in Appendix A multiplied by the amount of the partial withdrawal. A partial withdrawal may also cause the termination of the Death Benefit Guarantee because we deduct the amount of the partial withdrawal from the total premiums paid when calculating whether you have paid sufficient premiums in order to maintain the Death Benefit Guarantee.

If death benefit Option 1 is in effect, we will decrease the amount of insurance coverage by the amount of a partial withdrawal. Decreases in insurance coverage on policies with multiple coverage segments will be made in the following order:
(1) From the most recent segment;
(2) From the next more recent segments successively; and
(3) From the initial segment.

Therefore, partial withdrawals may affect the way in which the cost of insurance is calculated and the amount of pure insurance protection under the policy. **See Cost of Insurance, page 27.**

If death benefit Option 2 is in effect, a partial withdrawal will not affect the amount of insurance coverage.

We will not allow a partial withdrawal if the amount of insurance coverage after the withdrawal would be less than $50,000.00 ($25,000.00 for policies with policy dates prior to February 17, 2004).

A partial withdrawal may have tax consequences depending on the circumstances of such withdrawal. **See *Tax Status of the Policy,* page 58.**

## Paid-Up Life Insurance

You may elect, at any time before the insured person's age 95, to apply the surrender value to purchase fixed paid up life insurance. However, if the insured is alive at age 95, the surrender value will, unless we are notified in writing otherwise, be automatically applied to purchase fixed paid-up life insurance. The amount by which any paid up insurance will exceed the surrender value cannot be greater than the amount by which the death benefit exceeds the policy value. Any surrender value not used to purchase paid-up life insurance will be paid to you in cash and treated as a partial distribution for federal income tax purposes.

If your policy is continued in force as fixed paid-up life insurance:
- The surrender value is transferred to the fixed account;
- You cannot pay additional premiums;
- You cannot take any partial withdrawals; and
- We will not deduct any further periodic fees and charges.

Applying your policy's surrender value to purchase paid up insurance may have tax consequences. **See *Tax Status of the Policy,* page 58.**

## *Termination of Coverage*

Your insurance coverage will continue under the policy until you surrender your policy or it lapses.

### Surrender

You may surrender your policy for its surrender value any time after the free look period while the insured person is alive. Your surrender value is your policy value minus any surrender charge, loan amount and unpaid fees and charges.

You may take your surrender value in other than one payment.

> In the policy form the "surrender value" is referred to as the "Cash Surrender Value."

We compute your surrender value as of the valuation date we receive your written surrender request and policy at our Customer Service Center. All insurance coverage ends on the date we receive in good order your surrender request and policy.

Unless you request otherwise, we will deposit your surrender value into an interest bearing account that you can access, without penalty, through a checkbook feature. **See Transaction Processing, page 68.**

Surrender of your policy may have adverse tax consequences. **See *Distributions Other than Death Benefits,* page 59.**

### Lapse

Your policy will not lapse and your insurance coverage under the policy will continue if on any monthly processing date:
- The Death Benefit Guarantee is in effect; or
- Your surrender value, plus any sales charge refund, is enough to pay the periodic fees and charges when due.

**Grace Period.** If on a monthly processing date you do not meet either of these conditions, your policy will enter the 61-day grace period during which you must make a sufficient premium payment to avoid having your policy lapse and insurance coverage terminate.

We will notify you that your policy is in a grace period at least 30 days before it ends. We will send this notice to you (and a person to whom you have assigned your policy) at your last known address in our records. We will notify you of the premium payment necessary to prevent your policy from lapsing. This amount generally equals the past due charges, plus the estimated periodic fees and charges and charges of any optional rider benefits for the next two months. If we receive payment of the required amount before the end of the grace period, we apply it to your policy in the same manner as your other premium payments, and then we deduct the overdue amounts from your policy value.

If you do not pay the full amount within the 61-day grace period, your policy and its riders will lapse without value. We withdraw your remaining variable and fixed account values, deduct amounts you owe us and inform you that your coverage has ended.

If the insured person dies during the grace period, we do pay death benefit proceeds to your beneficiaries with reductions for your loan amount and periodic fees and charges owed.

During the early policy years your surrender value (even when supplemented by the sales charge refund) will generally not be enough to cover the periodic fees and charges each month, and you will generally need to pay at least the minimum premium amount (to maintain the Death Benefit Guarantee) for the policy not to lapse.

If your policy lapses, any distribution of policy value may be subject to current taxation. **See *Distributions Other than Death Benefits*, page 59.**

## Reinstatement

Reinstatement means putting a lapsed policy back in force. You may reinstate a lapsed policy by written request any time within five years after it has lapsed. A policy that was surrendered may not be reinstated.

To reinstate the policy and available riders, you must submit evidence of insurability satisfactory to us and pay a premium large enough to keep the policy and any rider benefits in force for at least two months. If you had a policy loan existing when coverage lapsed, unless directed otherwise we will reinstate it with accrued loan interest to the date of lapse.

When a policy is reinstated, unless otherwise directed by you we will allocate the net premium received to the subaccounts of the variable account and the fixed account according to the premium allocation instructions in effect at the start of the grace period. Your policy value on the reinstatement date will equal:
- The policy value at the end of the grace period; plus
- The net premium paid on reinstatement; minus
- Any unpaid fees and charges through the end of the grace period.

A lapsed Death Benefit Guarantee cannot, unless otherwise allowed under state law, be reinstated after the fifth policy year.

A policy that lapses and is reinstated more than 90 days after lapsing may be classified as a modified endowment contract for tax purposes. You should consult with a qualified adviser to determine whether reinstating a lapsed policy will cause it to be classified as a modified endowment contract. **See Modified Endowment Contracts, page 59.**

# TAX CONSIDERATIONS

The following summary provides a general description of the federal income tax considerations associated with the policy and does not purport to be complete or to cover federal estate, gift and generation-skipping tax implications, state and local taxes or other tax situations. We have written this discussion to support the promotion and marketing of our products and we do not intend it as tax advice. This summary is not intended to and cannot be used to avoid any tax penalties that may be imposed upon you. Counsel or other qualified tax advisers should be consulted for more complete information. This discussion is based upon our understanding of the present federal income tax laws. No representation is made as to the likelihood of continuation of the present federal income tax laws or as to how they may be interpreted by the IRS.

The following discussion generally assumes that the policy will qualify as a life insurance contract for federal tax purposes.

## *Tax Status of the Company*

We are taxed as a life insurance company under the Internal Revenue Code. The variable account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company," but is taxed as part of the company. We automatically apply investment income and capital gains attributable to the variable account to increase reserves under the policy. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to us. In addition, any foreign tax credits or deductions attributable to the variable account will first be used to reduce any income taxes imposed on the variable account before being used by the company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the variable account and we do not intend to make provisions for any such taxes. However, if changes in the federal tax laws or their interpretation result in our being taxed on income or gains attributable to the variable account, then we may impose a charge against the variable account (with respect to some or all of the policies) to set aside provisions to pay such taxes.

## Tax Status of the Policy

This policy is designed to qualify as a life insurance contract under the Internal Revenue Code. All terms and provisions of the policy shall be construed in a manner that is consistent with that design. In order to qualify as a life insurance contract for federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under federal tax law, a policy must satisfy certain requirements that are set forth in Section 7702 of the Internal Revenue Code. Specifically, the policy must meet the requirements of the guideline premium test. **See Death Benefit Qualification Test, page 33.** If your variable life policy does not satisfy this test, it will not be treated as life insurance under Internal Revenue Code 7702. You would then be subject to federal income tax on your policy income as you earn it. While there is very little guidance as to how these requirements are applied, we believe it is reasonable to conclude that our policies satisfy the applicable requirements. If it is subsequently determined that a policy does not satisfy the applicable requirements, we will take appropriate and reasonable steps to bring the policy into compliance with such requirements and we reserve the right to restrict policy transactions or modify your policy in order to do so. **See *Tax Treatment of Policy Death Benefits,* page 59.** If we return premium in order to bring your policy into compliance with the requirements of Section 7702, it will be refunded on a last-in, first-out basis and may be taken from the investment options in which your policy value is allocated based on your premium allocation in effect.

## Diversification and Investor Control Requirements

In addition to meeting the Internal Revenue Code Section 7702 guideline premium test, Internal Revenue Code Section 817(h) requires investments within a separate account, such as our variable account, to be adequately diversified. The Treasury has issued regulations that set the standards for measuring the adequacy of any diversification, and the IRS has published various revenue rulings and private letter rulings addressing diversification issues. To be adequately diversified, each subaccount and its corresponding fund must meet certain tests. If these tests are not met, your variable life policy will not be adequately diversified and not treated as life insurance under Internal Revenue Code Section 7702. You would then be subject to federal income tax on your policy income as you earn it. Each subaccount's corresponding fund has represented that it will meet the diversification standards that apply to your policy. Accordingly, we believe it is reasonable to conclude that the diversification requirements have been satisfied. If it is determined, however, that your variable life policy does not satisfy the applicable diversification regulations and rulings because a subaccount's corresponding fund fails to be adequately diversified for whatever reason, we will take appropriate and reasonable steps to bring your policy into compliance with such regulations and rulings and we reserve the right to modify your policy as necessary in order to do so.

In certain circumstances, owners of a variable life insurance policy have been considered, for federal income tax purposes, to be the owners of the assets of the variable account supporting their policies, due to their ability to exercise investment control over such assets. When this is the case, the policy owners have been currently taxed on income and gains attributable to the variable account assets. Your ownership rights under your policy are similar to, but different in some ways from those described by the IRS in rulings in which it determined that policy owners are not owners of variable account assets. For example, you have additional flexibility in allocating your premium payments and your policy values. These differences could result in the IRS treating you as the owner of a pro rata share of the variable account assets. We do not know what standards will be set forth in the future, if any, in Treasury regulations or rulings. We reserve the right to modify your policy, as necessary, to try to prevent you from being considered the owner of a pro rata share of the variable account assets, or to otherwise qualify your policy for favorable tax treatment.

## *Tax Treatment of Policy Death Benefits*

The death benefit, or an accelerated death benefit, under a policy is generally excludable from the gross income of the beneficiary(ies) under Section 101(a)(1) of the Internal Revenue Code. However, there are exceptions to this general rule. Additionally, ownership and beneficiary designations, including change of either, may have consequences under federal, state and local income, estate, inheritance, gift, generation-skipping and other tax laws. The individual situation of each policy owner or beneficiary will determine the extent, if any, of those taxes and you should consult a qualified tax adviser.

## *Distributions Other than Death Benefits*

Generally, the policy owner will not be taxed on any of the policy value until there is a distribution. When distributions from a policy occur, or when loan amounts are taken from or secured by a policy, the tax consequences depend on whether or not the policy is a "modified endowment contract."

### Modified Endowment Contracts

Under the Internal Revenue Code, certain life insurance contracts are classified as "modified endowment contracts" and are given less favorable tax treatment than other life insurance contracts. Due to the flexibility of the policies as to premiums and benefits, the individual circumstances of each policy will determine whether or not it is classified as a modified endowment contract. The rules are too complex to be summarized here, but generally depend on the amount of premiums we receive during the first seven policy years. Certain changes in a policy after it is issued, such as reduction or increase in benefits or policy reinstatement, could also cause it to be classified as a modified endowment contract or increase the period during which the policy must be tested. A current or prospective policy owner should consult with a qualified tax adviser to determine whether or not a policy transaction will cause the policy to be classified as a modified endowment contract.

If a policy becomes a modified endowment contract, distributions that occur during the policy year will be taxed as distributions from a modified endowment contract as described below. In addition, distributions from a policy within two years before it becomes a modified endowment contract will be taxed in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

Additionally, all modified endowment contracts that are issued by us (or our affiliates) to the same policy owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includible in the policy owner's income when a taxable distribution occurs.

Once a policy is classified as a modified endowment contract, the following tax rules apply both prospectively and to any distributions made in the prior two years:

- All distributions other than death benefits, including distributions upon surrender and partial withdrawals, from a modified endowment contract will be treated first as distributions of gain, if any, and are taxable as ordinary income. Amounts will be treated as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed. The amount of gain in the policy will be equal to the difference between the policy's value determined without regard to any surrender charges, and the investment in the policy;
- Loan amounts taken from or secured by a policy classified as a modified endowment contract, and also assignments or pledges of such a policy (or agreements to assign or pledge such a policy), are treated first as distributions of gain, if any, and are taxable as ordinary income. Amounts will be treated as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed; and
- A 10.00% additional income tax penalty may be imposed on the distribution amount subject to income tax. This tax penalty generally does not apply to a policy owned by an individual where the distributions are (a) made on or after the date on which the taxpayer attains age 59½; (b) attributable to the taxpayer becoming disabled (as defined in the Internal Revenue Code); or (c) part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary. Consult a qualified tax adviser to determine whether or not you may be subject to this penalty tax.

If we discover that your policy has inadvertently become a modified endowment contract, unless you have indicated otherwise, we will assume that you do not want it to be classified as a modified endowment contract and attempt to fix this by refunding any excess premium with related interest. The excess gross premium will be refunded proportionally from the investment options in which your policy value is allocated.

**Policies That Are Not Modified Endowment Contracts**

Distributions other than death benefits from a policy that is not classified as a modified endowment contract are generally treated first as a recovery of the policy owner's investment in the policy. Only after the recovery of all investment in the policy is there taxable income. However, certain distributions made in connection with policy benefit reductions during the first 15 policy years may be treated in whole or in part as ordinary income subject to tax. Consult a qualified tax adviser to determine whether or not any distributions made in connection with a reduction in policy benefits will be subject to tax.

Loan amounts from or secured by a policy that is not a modified endowment contract are generally not taxed as distributions. Finally, neither distributions from, nor loan amounts from or secured by, a policy that is not a modified endowment contract are subject to the 10.00% additional income tax penalty.

**Investment in the Policy**

Your investment in the policy is generally the total of your aggregate premiums. When a distribution is taken from the policy, your investment in the policy is reduced by the amount of the distribution that is tax free.

## *Other Tax Matters*

**Policy Loans**

In general, interest on a policy loan will not be deductible. A limited exception to this rule exists for certain interest paid in connection with certain "key person" insurance. You should consult a qualified tax adviser before taking out a loan to determine whether you qualify under this exception.

Moreover, the tax consequences associated with a preferred loan (preferred loans are loans where the interest rate charged is less than or equal to the interest rate credited) available in the policy are uncertain. Before taking out a policy loan, you should consult a qualified tax adviser as to the tax consequences.

If a loan from a policy is outstanding when the policy other than a modified endowment contract is surrendered or lapses, then the amount of the outstanding indebtedness will be added to the amount treated as a distribution from the policy and will be taxed accordingly. If your policy has large outstanding policy loans, you may have to choose between paying high premiums to keep the policy from lapsing and paying significant income tax if you allow the policy to lapse.

## Accelerated Death Benefit Rider

The payments under the Accelerated Death Benefit Rider are intended to be fully excludable from the gross income of the recipient if the recipient is the insured under the policy, or is an individual who has no business or financial connection with the insured. (**See Accelerated Death Benefit Rider, page 41, for more information about this rider.**) However, you should consult a qualified tax adviser about the consequences of adding this rider to a policy or requesting payment under this rider.

## Continuation of a Policy

The tax consequences of continuing the policy after an insured person reaches age 100 are unclear. For example, in certain situations it is possible that after an insured person reaches age 100, the IRS could treat you as being in constructive receipt of the policy value if the policy value becomes equal to the death benefit. If this happens, an amount equal to the excess of the policy value over the investment in the policy would be includible in your income at that time. Because we believe the policy will continue to constitute life insurance at that time and the IRS has not issued any guidance on this issue, we do not intend to tax report any earnings due to the possibility of constructive receipt in this circumstance. You should consult a qualified tax adviser if you intend to keep the policy in force after an insured person reaches age 100.

## Section 1035 Exchanges

Internal Revenue Code Section 1035 provides, in certain circumstances, that no gain or loss will be recognized on the exchange of one life insurance policy solely for another life insurance policy or an endowment, annuity or qualified long term care contract. Special rules and procedures apply to Section 1035 exchanges. These rules can be complex, and if you wish to take advantage of Section 1035, you should consult a qualified tax adviser.

## Tax-exempt Policy Owners

Special rules may apply to a policy that is owned by a tax-exempt entity. Tax-exempt entities should consult a qualified tax adviser regarding the consequences of purchasing and owning a policy. These consequences could include an effect on the tax-exempt status of the entity and the possibility of the unrelated business income tax.

## Tax Law Changes

Although the likelihood of legislative action or tax reform is uncertain, there is always the possibility that the tax treatment of the policy could be changed by legislation or other means. It is also possible that any change may be retroactive (that is, effective before the date of the change). You should consult a qualified tax adviser with respect to legislative developments and their effect on the policy.

## Policy Changes to Comply with the Law

So that your policy continues to qualify as life insurance under the Internal Revenue Code, we reserve the right to return or refuse to accept all or part of your premium payments or to change your death benefit. We may reject any policy request, including a partial withdrawal request if it would cause your policy to fail to qualify as life insurance or would cause us to return premium to you. We also may make changes to your policy or its riders or make distributions from your policy to the degree that we deem necessary to qualify your policy as life insurance for tax purposes. Any increase in your death benefit will cause an increase in your cost of insurance charges.

## Policy Use in Various Plans and Arrangements

The policy is not available for sale to and cannot be acquired with funds that are assets of (i) an employee benefit plan as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and that is subject to Title I of ERISA; (ii) a plan described in Section 4975(e)(1) of the Internal Revenue Code; or (iii) an entity whose underlying assets include plan assets by reason of the investment by an employee benefit plan or other plan in such entity within the meaning of 29 C.F.R. Section 2510.3-101 or otherwise.

Policy owners may use the policy in various other arrangements. The tax consequences of these arrangements may vary depending on the particular facts and circumstances of each arrangement. If you want to use your policy with any of these various arrangements, you should consult a qualified tax adviser regarding the tax issues of your particular arrangement.

## Life Insurance Owned by Businesses

Congress has enacted rules relating to life insurance owned by businesses. For example, in the case of a policy issued to a nonnatural taxpayer, or held for the benefit of such an entity, a portion of the taxpayer's otherwise deductible interest expenses may not be deductible as a result of ownership of a policy even if no loans are taken under the policy. (An exception to this rule is provided for certain life insurance contracts that cover the life of an individual who is a 20.00% owner, or an officer, director, or employee of a trade or business.) In addition, in certain instances, a portion of the death benefit payable under an employer-owned policy may be taxable. As another example, special rules apply if a business is subject to the alternative minimum tax. Any business contemplating the purchase of a new policy or a change in an existing policy should consult a qualified tax adviser.

### Income Tax Withholding

The IRS requires us to withhold income taxes from any portion of the amounts individuals receive in a taxable transaction. However, if you reside in the U.S., we generally do not withhold income taxes if you elect in writing not to have withholding apply. If the amount withheld for you is insufficient to cover income taxes, you will have to pay additional income taxes and possibly penalties later. We will also report to the IRS the amount of any taxable distributions.

### Life Insurance Purchases by Non-Resident Aliens

If you are not a U.S. citizen or resident, you will generally be subject to U.S. Federal withholding tax on taxable distributions from life insurance policies at a 30.00% rate, unless a lower treaty rate applies. In addition, you may be subject to state and/or municipal taxes and taxes imposed by your country of citizenship or residence. You should consult a qualified tax adviser before purchasing a policy.

### Ownership and Beneficiary Designations

Ownership and beneficiary designations, including change of either, may have consequences under federal, state and local income, estate, inheritance, gift, generation-skipping and other tax laws. The individual situation of each policy owner or beneficiary will determine the extent, if any, of these taxes and you should consult a qualified tax adviser.

### Same-Sex Relationships

Currently, section 3 of the federal Defense of Marriage Act does not recognize same-sex relationships for purposes of federal law. Therefore, benefits afforded by federal tax law to an opposite-sex spouse under the Internal Revenue Code, such as the favorable income-deferral options afforded by federal tax law to an opposite-sex spouse under Internal Revenue Code section 401(a)(9) are currently NOT available to persons in a same-sex relationship. Persons in a same-sex relationship who are considering the purchase of a policy should consult a qualified tax adviser.

### Fair Value of Your Policy

It is sometimes necessary for tax and other reasons to determine the "value" of your policy. The value can be measured differently for different purposes. It is not necessarily the same as the policy value or the net policy value. You should consult a qualified tax adviser for guidance as to the appropriate methodology for determining the fair market value of your policy.

**You should consult qualified legal or tax advisers for complete information on federal, state, local and other tax considerations.**

# ADDITIONAL INFORMATION

## *General Policy Provisions*

### Your Policy

The policy is a contract between you and us and is the combination of:
- Your policy;
- A copy of your original application and applications for benefit increases or decreases;
- Your riders;
- Your endorsements;
- Your policy schedule pages; and
- Your reinstatement applications.

If you make a change to your coverage, we give you a copy of your changed application and new policy schedules. If you send your policy to us, we attach these items to your policy and return it to you. Otherwise, you need to attach them to your policy.

Unless there is fraud, we consider all statements made in an application to be representations and not guarantees. We use no statement to deny a claim, unless it is in an application.

A president or other officer of our company and our secretary or assistant secretary must sign all changes or amendments to your policy. No other person may change its terms or conditions.

### Age

We issue your policy at the insured person's age (stated in your policy schedule) based on the last birthday as of the policy date. On the policy date, the insured person can generally be no more than age 80.

We often use age to calculate rates, charges and values. We determine the insured person's age at a given time by adding the number of completed policy years to the age calculated at issue and shown in the schedule.

### Ownership

The original owner is the person named as the owner in the policy application. The owner can exercise all rights and receive benefits during the life of the insured person. These rights include the right to change the owner, beneficiaries or the method designated to pay death benefit proceeds.

As a matter of law, all rights of ownership are limited by the rights of any person who has been assigned rights under the policy and any irrevocable beneficiaries.

You may name a new owner by giving us written notice. The effective date of the change to the new owner is the date the prior owner signs the notice. However, we will not be liable for any action we take before a change is recorded at our Customer Service Center. A change in ownership may cause the prior owner to recognize taxable income on gain under the policy.

## Beneficiaries

You, as owner, name the beneficiaries when you apply for your policy. The primary beneficiaries who survive the insured person receive the death benefit proceeds. Other surviving beneficiaries receive death benefit proceeds only if there are no surviving primary beneficiaries. If more than one beneficiary survives the insured person, they share the death benefit proceeds equally, unless you specify otherwise. If none of your policy beneficiaries has survived the insured person, we pay the death benefit proceeds to you or to your estate, as owner. If a beneficiary is a minor, the death benefit proceeds will be held in an interest bearing account until that beneficiary attains the age of majority.

You may name new beneficiaries during the insured person's lifetime. We pay death benefit proceeds to the beneficiaries whom you have most recently named according to our records. We do not make payments to multiple sets of beneficiaries. **The designation of certain beneficiaries may have tax consequences. See** *Other Tax Matters,* **page 61.**

## Collateral Assignment

You may assign your policy by sending written notice to us. After we record the assignment, your rights as owner and the beneficiaries' rights (unless the beneficiaries were made irrevocable beneficiaries under an earlier assignment) are subject to the assignment. It is your responsibility to make sure the assignment is valid. **The transfer or assignment of a policy may have tax consequences. See** *Other Tax Matters,* **page 61.**

## Incontestability

After your policy has been in force during the lifetime of the insured person for two years from your policy date, we will not contest it except for nonpayment of premium. Likewise, after your policy has been in force during the lifetime of the insured person for two years from the effective date of any new coverage segment or benefit or from the date of reinstatement, we will not contest it except for nonpayment of premium.

In the policy form the "policy date" is referred to as the "Issue Date."

## Misstatements of Age or Gender

Notwithstanding the Incontestability provision above, if the insured person's age or gender has been misstated, we adjust the death benefit to the amount that would have been purchased for the insured person's correct age and gender. We base the adjusted death benefit on the cost of insurance charges deducted from your policy value on the last monthly processing date before the insured person's death, or as otherwise required by law.

If unisex cost of insurance rates apply, we do not make any adjustments for a misstatement of gender.

## Suicide

If the insured person commits suicide (while sane or insane) within two years of your policy date, unless otherwise required by law, we limit death benefit proceeds to:
- The total premium we receive to the time of death; minus
- Outstanding loan amount; minus
- Partial withdrawals taken.

We make a limited payment to the beneficiaries for a new coverage segment or other increase if the insured person commits suicide (while sane or insane) within two years of the effective date of a new coverage segment or within two years of an increase in any other benefit, unless otherwise required by law. The limited payment is equal to the cost of insurance charges that were deducted for the increase.

## Anti-Money Laundering

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that serve to assure that our customers' identities are properly verified and that premiums are not derived from improper sources.

Under our anti-money laundering program, we may require policy owners, insured persons and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of premium payments or loan repayments (traveler's cheques, for example) or restrict the amount of certain forms of premium payments or loan repayments (money orders totaling more than $5,000.00, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment to you and your policy either entering the 61-day grace period or lapsing. **See Lapse, page 55. See also Premium Payments Affect Your Coverage, page 23.**

**Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your policy to government regulators.**

Our anti-money laundering program is subject to change without notice to take account of changes applicable in laws or regulations and our ongoing assessment of our exposure to illegal activity.

## Transaction Processing

Generally, within seven days of when we receive all information required to process a payment, we pay:
- Death benefit proceeds;
- Surrender value;
- Partial withdrawals; and
- Loan proceeds.

We may delay processing these transactions if:
- The New York Stock Exchange is closed for trading;
- Trading on the New York Stock Exchange is restricted by the SEC;
- There is an emergency so that it is not reasonably possible to sell securities in the subaccounts or to determine the value of a subaccount's assets; and
- A governmental body with jurisdiction over the variable account allows suspension by its order.

SEC rules and regulations generally determine whether or not these conditions exist.

We execute transfers among the subaccounts as of the valuation date of our receipt of your request at our Customer Service Center.

We determine the death benefit as of the date of the insured person's death. The death benefit proceeds are not affected by subsequent changes in the value of the subaccounts.

We may delay payment from our fixed account for up to six months, unless law requires otherwise, of surrender proceeds, withdrawal amounts or loan amounts. If we delay payment more than 30 days, we pay interest at our declared rate (or at a higher rate if required by law) from the date we receive your complete request.

Unless you request otherwise, we generally pay death benefit proceeds, surrender value and partial withdrawals into an interest bearing account that may be accessed by you or the beneficiary, as applicable, through a checkbook feature. This interest bearing account is backed by our general account, and the checkbook feature may be used to access the payment at any time without penalty. Interest credited under this account may be less than other settlement options, and we seek to make a profit on this account.

## Notification and Claims Procedures

Except for certain authorized telephone requests, we must receive in writing any election, designation, change, assignment or request made by the owner.

You must use a form acceptable to us. We are not liable for actions taken before we receive and record the written notice. We may require you to return your policy for policy changes or if you surrender it.

If the insured person dies while your policy is in force, please let us know as soon as possible. We will send you instructions on how to make a claim. As proof of the insured person's death, we may require proof of the deceased insured person's age and a certified copy of the death certificate.

The beneficiaries and the deceased insured person's next of kin may need to sign authorization forms. These forms allow us to get information such as medical records of doctors and hospitals used by the deceased insured person.

## Telephone Privileges

Telephone privileges may be provided to you and your agent/registered representative and his/her assistant. You may request such privileges for yourself and you may authorize us to grant such privileges to your agent/registered representative and his/her assistant by making the appropriate election(s) on your application or by contacting our Customer Service Center.

Telephone privileges allow you or your agent/registered representative and his/her assistant to call our Customer Service Center to:
- Make transfers;
- Change premium allocations;
- Change your dollar cost averaging and automatic rebalancing programs; and
- Request a loan.

Our Customer Service Center uses reasonable procedures to make sure that instructions received by telephone are genuine. These procedures may include:
- Requiring some form of personal identification;
- Providing written confirmation of any transactions; and
- Tape recording telephone calls.

By accepting telephone privileges, you authorize us to record your telephone calls with us. If we reasonably believe telephone instructions to be genuine, we are not liable for losses from unauthorized or fraudulent instructions. We may discontinue or limit this privilege at any time. **See Limits on Frequent or Disruptive Transfers, page 49.**

Telephone and facsimile privileges may not always be available. Telephone or fax systems, whether yours, your service provider's or your agent's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay our receipt of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request in writing.

## Non-participation

Your policy does not participate in the surplus earnings of ReliaStar Life Insurance Company.

## Advertising Practices and Sales Literature

We may use advertisements and sales literature to promote this product, including:
- Articles on variable life insurance and other information published in business or financial publications;
- Indices or rankings of investment securities; and
- Comparisons with other investment vehicles, including tax considerations.

We may use information regarding the past performance of the subaccounts and funds. Past performance is not indicative of future performance of the subaccounts or funds and is not reflective of the actual investment experience of policy owners.

We may feature certain subaccounts, the underlying funds and their managers, as well as describe asset levels and sales volumes. We may refer to past, current, or prospective economic trends and investment performance or other information we believe may be of interest to our customers.

## Settlement Options

You may elect to take the surrender value in other than one lump-sum payment. Likewise, you may elect to have the beneficiaries receive the death benefit proceeds other than in one lump-sum payment, if you make this election during the insured person's lifetime. If you have not made this election, the beneficiaries may do so within 60 days after we receive proof of the insured person's death.

The investment performance of the subaccounts does not affect payments under these settlement options. Instead, interest accrues at a fixed rate based on the option you choose. Payment options are subject to our rules at the time you make your selection. Currently, a periodic payment must be at least $25.00 and the total proceeds must be at least $2,500.00.

The following settlement options are available:
- **Option 1 –** The proceeds are left with us to earn interest. Withdrawals and any changes are subject to our approval;
- **Option 2 –** The proceeds and interest are paid in equal installments of a specified amount until the proceeds and interest are all paid;
- **Option 3** – The proceeds and interest are paid in equal installments for a specified period until the proceeds and interest are all paid;
- **Option 4 –** The proceeds provide an annuity payment with a specified number of months. The payments are continued for the life of the primary payee. If the primary payee dies before the certain period is over, the remaining payments are paid to a contingent payee;
- **Option 5** – The proceeds provide a life income for two payees. When one payee dies, the surviving payee receives two-thirds of the amount of the joint monthly payment for life; and
- **Option 6 –** The proceeds are used to provide an annuity based on the rates in effect when the proceeds are applied. We will not apply this option if a similar option would be more favorable to the payee at that time.

**Interest on Settlement Options.** We base the interest rate for proceeds applied under Options 1 and 2 on the interest rate we declare on money that we consider to be in the same classification based on the option, restrictions on withdrawal and other factors. The interest rate will never be less than an effective annual rate of 3.50%.

In determining amounts we pay under Options 3 and 4, we assume interest at an effective annual rate of 3.50%. Also, for Option 3 and periods certain under Option 4, we credit any excess interest we may declare on money that we consider to be in the same classification based on the option, restrictions on withdrawal and other factors.

If none of these settlement options have been elected, your surrender value or the death benefit proceeds will be paid in one lump-sum payment.

Unless you request otherwise, death benefit proceeds generally will be paid into an interest bearing account that is backed by our general account and can be accessed by the beneficiary through a checkbook feature. Interest credited on this account may be less than interest paid under other settlement options, and we seek to make a profit on this account. **See Transaction Processing, page 68.**

## Reports

**Annual Statement.** We will send you an annual statement once each year free of charge showing the amount of insurance coverage under your policy as well as your policy's death benefit, policy and surrender values, the amount of premiums you have paid, the amounts you have withdrawn, borrowed or transferred and the fees and charges we have imposed since the last statement.

Additional statements are available upon request. We may make a charge not to exceed $50.00 for each additional annual statement you request. **See Excess Annual Report Fee, page 26.**

We send semi-annual reports with financial information on the funds, including a list of investment holdings of each fund.

We send confirmation notices to you throughout the year for certain policy transactions such as transfers between investment options, partial withdrawals and loans. You are responsible for reviewing the confirmation notices to verify that the transactions are being made as requested.

**Illustrations.** To help you better understand how your policy values will vary over time under different sets of assumptions, we will provide you with a personalized illustration projecting future results based on the age and risk classification of the insured person and other factors such as the amount of insurance coverage, death benefit option, premiums and rates of return (within limits) you specify. We may make a charge not to exceed $50.00 for each illustration you request after the first in a policy year. **See Excess Illustration Fee, page 26.**

**Other Reports.** We will mail to you at your last known address of record at least annually a report containing such information as may be required by any applicable law. To reduce expenses, only one copy of most financial reports and prospectuses, including reports and prospectuses for the funds, will be mailed to your household, even if you or other persons in your household have more than one policy issued by us or an affiliate. Call our Customer Service Center at 1-877-886-5050 if you need additional copies of financial reports, prospectuses, historical account information or annual or semi-annual reports or if you would like to receive one copy for each policy in all future mailings.


## *Distribution of the Policy*

We sell the policy through licensed insurance agents who are registered representatives of affiliated and unaffiliated broker/dealers. All broker/dealers who sell the policy have entered into selling agreements with ING America Equities, Inc., our affiliate and the principal underwriter and distributor of the policy. ING America Equities, Inc. is organized under the laws of the State of Colorado, registered with the SEC as a broker/dealer under the Securities Exchange Act of 1934, and a member of FINRA. Its principal office is located at 1290 Broadway, Denver, Colorado 80203-5699.

ING America Equities, Inc. offers the securities under the policies on a continuous basis. For the years ended December 31, 2009, 2008 and 2007, the aggregate amount of underwriting commissions we paid to ING America Equities, Inc. was $7,824,786.00, $20,370,710.00 and $25,369,919.00, respectively.

ING America Equities, Inc. does not retain any commissions or other amounts paid to it by us for sales of the policy. Rather, it pays all the amounts received from us to the broker/dealers for selling the policy, and part of that payment goes to your agent/registered representative.

The following affiliated broker-dealers have entered into agreements with ING America Equities, Inc. for the sale of our variable life products:

- ING Financial Advisers, LLC
- ING Financial Partners, Inc.

The amounts that we pay for the sale of the policy can generally be categorized as either commissions or other amounts. The commissions we pay can be further categorized as base commissions and supplemental or wholesaling commissions. However categorized, commissions paid will not exceed the total of the percentages shown below.

Base commissions consist of a percentage of premium we receive for the policy up to the target premium amount, a percentage of premium we receive for the policy in excess of the target premium amount and, as a trail commission, a percentage of your average net policy value. First year commission pays up to 90.00% of premium received up to target and 4.00% of premium in excess of target in the first year, 4.00% of total premium received in the second through tenth years and 1.50% of premium received thereafter (renewal commission), and 0.20% of the average net policy value in a year when the average net policy value is greater than or equal to $5,000.00.

Supplemental or wholesaling commissions are paid based on a percentage of target premiums we receive for the policy and certain other designated insurance products sold during a calendar year. The percentages of such commissions that we may pay may increase as the aggregate amount of premiums received for all products issued by the company and/or its affiliates during the calendar year increases. The maximum percentage of supplemental or wholesaling commissions that we may pay is 43.00%.

Generally, the commissions paid on premiums for base coverage under the policy are greater than those paid on premiums for coverage under the Term Insurance Rider. Be aware of this and discuss with your agent/registered representative the right blend of base coverage and Term Insurance Rider coverage for you.

In addition to the sales compensation described above, ING America Equities, Inc. or the company, as appropriate, may also pay broker-dealers additional compensation or reimbursement of expenses for their efforts in selling the policy to you and other customers. These amounts may include:

- Marketing/distribution allowances which may be based on the percentages of premium received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the company and/or its affiliates during the year;
- Loans or advances of commissions in anticipation of future receipt of premiums (a form of lending to agents/registered representatives). These loans may have advantageous terms such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which terms may be conditioned on fixed insurance product sales;
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our own expense;
- Sponsorship payments or reimbursements for broker/dealers to use in sales contests and/or meetings for their agents/registered representatives who sell our products. We do not hold contests based solely on sales of this product;
- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, agent/representative recruiting or other activities that promote the sale of the policy; and
- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We may pay commissions, dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the policy.

The following is a list of the top 25 broker/dealers that, during 2009, received the most compensation, in the aggregate, from us in connection with the sale of registered variable life insurance policies issued by us, ranked by total dollars received:

- ING Financial Partners Inc.
- LPL Financial Corporation
- SagePoint Financial, Inc.
- National Planning Corporation
- Waddell & Reed, Inc.
- First Allied Securities, Inc.
- Centaurus Financial Inc.
- USA Financial Securities® Corporation
- Commonweath Financial Network® Inc.
- Underwriters Equity Corporation
- NFP Securities, Inc.

- Securities America, Inc.
- Royal Alliance Associates Inc.
- Raymond James Financial Services, Inc.
- Workman Securities Corporation
- Transamerica Financial Advisors, Inc.
- Financial Network Investment Corporation
- CFD Investments, Inc.
- FSC Securities Corporation
- Stanley Laman Group Securities, LLC
- Proequities Inc.
- Associated Securities Corp.
- Next Financial Group, Inc.
- AXA Advisors, LLC
- P.J. Robb Variable Corporation

This is a general discussion of the types and levels of compensation paid by us for the sale of our variable life insurance policies. It is important for you to know that the payment of volume or sales-based compensation to a broker/dealer or registered representative may provide that registered representative a financial incentive to promote our policies over those of another company, and may also provide a financial incentive to promote the policy offered by this prospectus over one of our other policies.

## *Legal Proceedings*

We are not aware of any pending legal proceedings that involve the variable account as a party.

The company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitrations, suits against the company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the company's operations or financial position.

ING America Equities, Inc., the principal underwriter and distributor of the policy, is a party to threatened or pending lawsuits/arbitration that generally arise from the normal conduct of business. Some of these suits may seek class action status and sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. ING America Equities, Inc. is not involved in any legal proceeding that, in the opinion of management, is likely to have a material adverse affect on its ability to distribute the policy.

## *Financial Statements*

Financial statements of the variable account and the company are contained in the Statement of Additional Information. To request a free Statement of Additional Information, please contact our Customer Service Center at the address or telephone number on the back of this prospectus.

# APPENDIX A
### Definition of Life Insurance Factors

**Guideline Premium Test Factors**

| Attained Age | Factor | Attained Age | Factor | Attained Age | Factor | Attained Age | Factor | Attained Age | Factor |
|---|---|---|---|---|---|---|---|---|---|
| 0-40 | 2.50 | 49 | 1.91 | 58 | 1.38 | 67 | 1.18 | 91 | 1.04 |
| 41 | 2.43 | 50 | 1.85 | 59 | 1.34 | 68 | 1.17 | 92 | 1.03 |
| 42 | 2.36 | 51 | 1.78 | 60 | 1.30 | 69 | 1.16 | 93 | 1.02 |
| 43 | 2.29 | 52 | 1.71 | 61 | 1.28 | 70 | 1.15 | 94 | 1.01 |
| 44 | 2.22 | 53 | 1.64 | 62 | 1.26 | 71 | 1.13 | 95 + | 1.00 |
| 45 | 2.15 | 54 | 1.57 | 63 | 1.24 | 72 | 1.11 | | |
| 46 | 2.09 | 55 | 1.50 | 64 | 1.22 | 73 | 1.09 | | |
| 47 | 2.03 | 56 | 1.46 | 65 | 1.20 | 74 | 1.07 | | |
| 48 | 1.97 | 57 | 1.42 | 66 | 1.19 | 75 – 90 | 1.05 | | |

# APPENDIX B

## Funds Available Through the Variable Account

The following chart lists the funds that are currently available through the subaccounts of the variable account, along with each fund's investment adviser/subadviser and investment objective. More detailed information about the funds can be found in the current prospectus and Statement of Additional Information for each fund. If you received a summary prospectus for any of the funds available through your policy, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the fund's summary prospectus.

**There is no assurance that the stated investment objectives of any of the funds will be achieved. Shares of the funds will rise and fall in value and you could lose money by allocating policy value to the subaccounts that invest in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the 1940 Act.**

| Fund Name | Investment Adviser/ Subadviser | Investment Objective |
|---|---|---|
| **American Funds – Growth Fund (Class 2)** | Investment Adviser: Capital Research and Management Company | Seeks growth of capital by investing primarily in common stocks. |
| **American Funds – Growth-Income Fund (Class 2)** | Investment Adviser: Capital Research and Management Company | Seeks capital growth and income over time by investing primarily in U.S. common stocks or other securities that demonstrate the potential for appreciation and/or dividends. |
| **American Funds – International Fund (Class 2)** | Investment Adviser: Capital Research and Management Company | Seeks growth of capital over time by investing primarily in common stocks of companies located outside the United States. |
| **BlackRock Global Allocation V.I. Fund (Class III)** | Investment Adviser: BlackRock Advisors, LLC Subadvisers: BlackRock Investment Management, LLC; BlackRock Asset Management U.K. Limited | The fund seeks to provide high total return through a fully managed investment policy utilizing U.S. and foreign equity, debt and money market instruments, the combination of which will be varied from time to time both with respect to types of securities and markets in response to changing market and economic trends. |
| **Fidelity® VIP *Contrafund*® Portfolio (Initial Class)** | Investment Adviser: Fidelity Management & Research Company Subadvisers: FMR Co., Inc.; Fidelity Management & Research (U.K.) Inc.; Fidelity Research & Analysis Company; Fidelity Investments Japan Limited; Fidelity International Investment Advisors; Fidelity International Investment Advisors (U.K.) Limited | Seeks long-term capital appreciation. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective |
|---|---|---|
| **Fidelity® VIP Equity-Income Portfolio (Initial Class)** | Investment Adviser:<br>Fidelity Management & Research Company<br>Subadvisers:<br>FMR Co., Inc.; Fidelity Management & Research (U.K.) Inc.; Fidelity Research & Analysis Company; Fidelity Investments Japan Limited; Fidelity International Investment Advisors; Fidelity International Investment Advisors (U.K.) Limited | Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500$^{SM}$ Index. |
| **ING Artio Foreign Portfolio (Class I)** | Investment Adviser:<br>Directed Services LLC<br>Subadviser:<br>Artio Global Management, LLC | Seeks long-term growth of capital. |
| **ING BlackRock Large Cap Growth Portfolio (Class I)** | Investment Adviser:<br>Directed Services LLC<br>Subadviser:<br>BlackRock Investment Management, LLC | Seeks long-term growth of capital. |
| **ING Clarion Global Real Estate Portfolio (Class S)** | Investment Adviser:<br>ING Investments, LLC<br>Subadviser:<br>ING Clarion Real Estate Securities LLC | A *non-diversified* portfolio that seeks to provide investors with high total return consisting of capital appreciation and current income. |
| **ING DFA Global All Equity Portfolio (Class I)** | Investment Adviser:<br>Directed Services LLC<br>Subadviser:<br>Dimensional Fund Advisors LP | Seeks long-term capital appreciation. |
| **ING DFA Global Allocation Portfolio (Class I)** | Investment Adviser:<br>Directed Services LLC<br>Subadviser:<br>Dimensional Fund Advisors LP | Seeks high level of total return, consisting of capital appreciation and income. |
| **ING FMR$^{SM}$ Diversified Mid Cap Portfolio (Class I)** | Investment Adviser:<br>Directed Services LLC<br>Subadviser:<br>Fidelity Management & Research Company | Seeks long-term growth of capital. |
| **ING Franklin Templeton Founding Strategy Portfolio (Class I)** | Investment Adviser:<br>Directed Services LLC | Seeks capital appreciation and secondarily, income. |
| **ING Global Resources Portfolio (Class I)** | Investment Adviser:<br>Directed Services LLC<br>Subadviser:<br>ING Investment Management Co. | A *non-diversified* portfolio that seeks long-term capital appreciation. |
| **ING JPMorgan Emerging Markets Equity Portfolio (Class I)** | Investment Adviser:<br>Directed Services LLC<br>Subadviser:<br>J.P. Morgan Investment Management Inc. | Seeks capital appreciation. |
| **ING JPMorgan Small Cap Core Equity Portfolio (Class I)** | Investment Adviser:<br>Directed Services LLC<br>Subadviser:<br>J.P. Morgan Investment Management Inc. | Seeks capital growth over the long term. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective |
|---|---|---|
| **ING Limited Maturity Bond Portfolio (Class S)** | <u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: ING Investment Management Co. | Seeks highest current income consistent with low risk to principal and liquidity and secondarily, seeks to enhance its total return through capital appreciation when market factors, such as falling interest rates and rising bond prices, indicate that capital appreciation may be available without significant risk to principal. |
| **ING Liquid Assets Portfolio (Class I)** | <u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: ING Investment Management Co. | Seeks high level of current income consistent with the preservation of capital and liquidity. |
| **ING MFS Total Return Portfolio (Class I)** | <u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Massachusetts Financial Services Company | Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital. Secondarily seeks reasonable opportunity for growth of capital and income. |
| **ING MFS Utilities Portfolio (Class I)** | <u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Massachusetts Financial Services Company | Seeks total return. |
| **ING Marsico Growth Portfolio (Class I)** | <u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Marsico Capital Management, LLC | Seeks capital appreciation. |
| **ING Marsico International Opportunities Portfolio (Class I)** | <u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Marsico Capital Management, LLC | Seeks long-term growth of capital. |
| **ING PIMCO Total Return Bond Portfolio (Class I)** | <u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Pacific Investment Management Company LLC | Seeks maximum total return, consistent with preservation of capital and prudent investment management. |
| **ING Pioneer Fund Portfolio (Class I)** | <u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Pioneer Investment Management, Inc. | Seeks reasonable income and capital growth. |
| **ING Pioneer Mid Cap Value Portfolio (Class I)** | <u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Pioneer Investment Management, Inc. | Seeks capital appreciation. |
| **ING Retirement Growth Portfolio (Class I)** | <u>Investment Adviser</u>: Directed Services LLC <u>Asset Allocation Consultants</u>: Asset Allocation Committee. | Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of ING Retirement Moderate Growth Portfolio. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective |
|---|---|---|
| **ING Retirement Moderate Growth Portfolio (Class I)** | Investment Adviser: Directed Services LLC Asset Allocation Consultants: Asset Allocation Committee | Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of ING Retirement Moderate Portfolio but less than that of ING Retirement Growth Portfolio. |
| **ING Retirement Moderate Portfolio (Class I)** | Investment Adviser: Directed Services LLC Asset Allocation Consultants: Asset Allocation Committee | Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be less than that of ING Retirement Moderate Growth Portfolio. |
| **ING T. Rowe Price Capital Appreciation Portfolio (Class I)** | Investment Adviser: Directed Services LLC Subadviser: T. Rowe Price Associates, Inc. | Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and prudent investment risk. |
| **ING T. Rowe Price Equity Income Portfolio (Class I)** | Investment Adviser: Directed Services LLC Subadviser: T. Rowe Price Associates, Inc. | Seeks substantial dividend income as well as long-term growth of capital. |
| **ING U.S. Stock Index Portfolio (Class I)** | Investment Adviser: Directed Services LLC Subadviser: ING Investment Management Co. | Seeks total return. |
| **ING Van Kampen Growth and Income Portfolio (Class S)** | Investment Adviser: Directed Services LLC Subadviser: Van Kampen | Seeks long-term growth of capital and income. |
| **ING Wells Fargo Health Care Portfolio (Class I)** | Investment Adviser: Directed Services LLC Subadviser: Wells Capital Management, Inc. | A *non-diversified* portfolio that seeks long-term capital growth. |
| **ING Wells Fargo Omega Growth Portfolio (Class I)** | Investment Adviser: Directed Services LLC Subadviser: Wells Capital Management, Inc. | Seeks long-term capital growth. |
| **ING Wells Fargo Small Cap Disciplined Portfolio (Class I)** | Investment Adviser: Directed Services LLC Subadviser: Wells Capital Management, Inc. | Seeks long-term capital appreciation. |
| **ING Baron Small Cap Growth Portfolio (Initial Class)** | Investment Adviser: Directed Services LLC Subadviser: BAMCO, Inc. | Seeks capital appreciation. |
| **ING Columbia Small Cap Value Portfolio (Initial Class)** | Investment Adviser: Directed Services LLC Subadviser: Columbia Management Advisors, LLC | Seeks long-term growth of capital. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective |
|---|---|---|
| **ING JPMorgan Mid Cap Value Portfolio (Initial Class)** | <u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: J. P. Morgan Investment Management Inc. | Seeks growth from capital appreciation. |
| **ING Oppenheimer Global Portfolio (Initial Class)** | <u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: OppenheimerFunds, Inc. | Seeks capital appreciation. |
| **ING Oppenheimer Global Strategic Income Portfolio (Service Class)** | <u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: OppenheimerFunds, Inc. | Seeks a high level of current income principally derived from interest on debt securities. |
| **ING Pioneer High Yield Portfolio (Initial Class)** | <u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Pioneer Investment Management, Inc. | Seeks to maximize total return through income and capital appreciation. |
| **ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Initial Class)** | <u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: T. Rowe Price Associates, Inc. | Seeks long-term capital appreciation. |
| **ING UBS U.S. Large Cap Equity Portfolio (Initial Class)** | <u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: UBS Global Asset Management (Americas) Inc. | Seeks long-term growth of capital and future income. |
| **ING Van Kampen Comstock Portfolio (Initial Class)** | <u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Van Kampen | Seeks capital growth and income. |
| **ING Van Kampen Equity and Income Portfolio (Initial Class)** | <u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Van Kampen | Seeks total return, consisting of long-term capital appreciation and current income. |
| **ING Balanced Portfolio (Class I)** | <u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co. | Prior to July 15, 2010, the portfolio seeks to maximize investment return, consistent with reasonable safety of principal, by investing in a diversified portfolio of one or more of the following asset classes:  stocks, bonds and cash equivalents, based on the judgment of the portfolio's management, of which of those sectors or mix thereof offers the best investment prospects. Effective July 15, 2010, the portfolio seeks total return consisting of capital appreciation (both realized and unrealized) and current income; the secondary investment objective is long-term capital appreciation. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective |
|---|---|---|
| **ING Intermediate Bond Portfolio (Class I)** | Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co. | Seeks to maximize total return consistent with reasonable risk. The portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return. |
| **ING Growth and Income Portfolio (Class I)** | Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co. | Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return. |
| **ING Index Plus LargeCap Portfolio (Class I)** | Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co. | Seeks to outperform the total return performance of the Standard & Poor's 500® Composite Stock Price Index, while maintaining a market level of risk. |
| **ING Index Plus MidCap Portfolio (Class I)** | Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co. | Seeks to outperform the total return performance of the Standard & Poor's MidCap 400 Index, while maintaining a market level of risk. |
| **ING Index Plus SmallCap Portfolio (Class I)** | Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co. | Seeks to outperform the total return performance of the Standard & Poor's SmallCap 600 Index, while maintaining a market level of risk. |
| **ING International Index Portfolio (Class S)** | Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co. | Seeks investment results (before fees and expenses) that correspond to the total return of a widely accepted International Index. |
| **ING Russell™ Large Cap Growth Index Portfolio (Class I)** | Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co. | A *non diversified* portfolio that seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Growth Index. |
| **ING Russell™ Large Cap Index Portfolio (Class I)** | Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co. | Seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Index. |
| **ING Russell™ Large Cap Value Index Portfolio (Class I)** | Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co. | A *non diversified* portfolio that seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Value Index. |
| **ING Russell™ Mid Cap Growth Index Portfolio (Class I)** | Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co. | A *non-diversified* portfolio that seeks investment results (before fees and expenses) that correspond to the total return of the Russell Midcap® Growth Index. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective |
|---|---|---|
| **ING Russell™ Small Cap Index Portfolio (Class I)** | Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co. | Seeks investment results (before fees and expenses) that correspond to the total return of the Russell 2000® Index. |
| **ING Small Company Portfolio (Class I)** | Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co. | Seeks growth of capital primarily through investment in a diversified portfolio of common stocks of companies with smaller market capitalizations. |
| **ING U.S. Bond Index Portfolio (Class I)** | Investment Adviser: ING Investments, LLC Subadviser: Neuberger Berman Fixed Income LLC | Seeks investment results (before fees and expenses) that correspond to the total return of the Barclays Capital U.S. Aggregate Bond Index®. |
| **ING SmallCap Opportunities Portfolio (Class I)** | Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co. | Seeks long-term capital appreciation. |
| **Neuberger Berman AMT Socially Responsive Portfolio® (Class I)** | Investment Adviser: Neuberger Berman Management LLC Subadviser: Neuberger Berman LLC | Seeks long-term growth of capital by investing primarily in securities of companies that meet the portfolio's financial criteria and social policy. |

# APPENDIX C

# INFORMATION REGARDING CLOSED SUBACCOUNTS

The subaccounts that invest in the following funds have been closed to new investment:

- Fidelity® VIP Investment Grade Bond Portfolio
- ING BlackRock Large Cap Value Portfolio
- ING Clarion Real Estate Portfolio
- ING Lord Abbett Growth and Income Portfolio
- ING Opportunistic LargeCap Portfolio [1]
- ING American Century Small-Mid Cap Value Portfolio
- ING Legg Mason ClearBridge Aggressive Growth Portfolio
- ING PIMCO Total Return Portfolio
- ING Strategic Allocation Conservative Portfolio
- ING Strategic Allocation Growth Portfolio
- ING Strategic Allocation Moderate Portfolio
- ING International Value Portfolio
- ING MidCap Opportunities Portfolio

Policy owners who have policy value allocated to one or more of the subaccounts that correspond to these funds may leave their policy value in those subaccounts, but future allocations and transfers into those subaccounts are prohibited. If your most recent premium allocation instructions includes a subaccount that corresponds to one of these funds, premium received that would have been allocated to a subaccount corresponding to one of these funds may be automatically allocated among the other available subaccounts according to your most recent premium allocation instructions. If your most recent allocation instructions do not include any available funds, you must provide us with alternative allocation instructions or the premium payment will be returned to you. You may give us alternative allocation instructions by contacting our:

**ING Customer Service Center**
**P.O. Box 5011**
**Minot, North Dakota 58702-5011**
**1-877-886-5050**

Your failure to provide us with alternative allocation instructions before we return your premium payment(s) may result in your policy entering the 61 day grace period and/or your policy lapsing without value. **See Lapse, page 55, for more information about how to keep your policy from lapsing. See also Reinstatement, page 56, for information about how to put your policy back in force if it has lapsed.**

---

[1] Effective on or about August 23, 2010, the ING Opportunistic LargeCap Portfolio will merge with and into the ING Growth and Income Portfolio. Your investment in the subaccount that invested in the ING Opportunistic LargeCap Portfolio will automatically became an investment in the ING Growth and Income Portfolio subaccount with an equal total net asset value.

# MORE INFORMATION IS AVAILABLE

If you would like more information about us, the variable account or the policy, the following documents are available free upon request:

- **Statement of Additional Information ("SAI") –** The SAI contains more specific information about the variable account and the policy, as well as the financial statements of the variable account and the company. The SAI is incorporated by reference into (made legally part of) this prospectus. The following is the Table of Contents for the SAI:

| | Page |
|---|---|
| General Information and History ................................................. | 2 |
| Performance Reporting and Advertising ...................................... | 2 |
| Experts ..................................................................................... | 4 |
| Financial Statements ................................................................. | 4 |
| Financial Statements of Select*Life Variable Account ................. | 1 |
| Statutory Basis Financial Statements of ReliaStar Life Insurance Company ................................ | 1 |

- **A personalized illustration of policy benefits –** A personalized illustration can help you understand how the policy works, given the policy's fees and charges along with the investment options, features and benefits and optional benefits you select. A personalized illustration can also help you compare the policy's death benefits, policy value and surrender value with other life insurance policies based on the same or similar assumptions. We reserve the right to assess a fee of up to $50.00 for each personalized illustration you request after the first each policy year**. See Excess Illustration Fee, page 26.**

To request a free SAI or personalized illustration of policy benefits or to make other inquiries about the policy, please contact us at our:

**ING Customer Service Center**
**P.O. Box 5011**
**Minot, North Dakota 58702-5011**
**1-877-886-5050**
**www.ingservicecenter.com**

**If you received a summary prospectus for any of the funds available through your policy, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the fund's summary prospectus.** Additional information about us, the variable account or the policy (including the SAI) can be reviewed and copied from the SEC's Internet website (www.sec.gov) or at the SEC's Public Reference Branch in Washington, DC. Copies of this additional information may also be obtained, upon payment of a duplicating fee, by writing the SEC's Public Reference Branch at 100 F Street, NE, Room 1580, Washington, DC 20549. More information about operation of the SEC's Public Reference Branch can be obtained by calling 202-551-8090. When looking for information regarding the policy offered through this prospectus, you may find it useful to use the number assigned to the registration statement under the 1933 Act. This number is 033-57244.

**1940 Act File No. 811-04208**
**1933 Act file No. 033-57244**

# SELECT*LIFE VARIABLE ACCOUNT
## OF
# RELIASTAR LIFE INSURANCE COMPANY

**Statement of Additional Information dated April 30, 2010**

### SELECT*LIFE II
**Variable Universal Life Insurance Policy**

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current ING Select*Life II prospectus dated April 30, 2010. The policy offered in connection with the prospectus is a flexible premium variable universal life insurance policy funded through the Select*Life Variable Account.

A free prospectus is available upon request by contacting the ReliaStar Life Insurance Company's customer service center at P.O. Box 5011, 2000 21st Avenue NW, Minot, North Dakota 58703, by calling 1-877-886-5050 or by accessing the SEC's website at www.sec.gov.

Read the prospectus before you invest. Unless otherwise indicated, terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

## TABLE OF CONTENTS

| | Page |
|---|---|
| General Information and History | 2 |
| Performance Reporting and Advertising | 2 |
| Experts | 4 |
| Financial Statements | 4 |
| Financial Statements of Select*Life Variable Account | 1 |
| Statutory Basis Financial Statements of ReliaStar Life Insurance Company | 1 |

# GENERAL INFORMATION AND HISTORY

ReliaStar Life Insurance Company (the "company," "we," "us," "our") issues the policy described in the prospectus and is responsible for providing each policy's insurance benefits. We are a stock life insurance company organized in 1885 and incorporated under the laws of the State of Minnesota and an indirect, wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. ING is headquartered in Amsterdam, The Netherlands. We are engaged in the business of issuing insurance policies. Our home office is located at 20 Washington Avenue South, Minneapolis, Minnesota 55401.

We established the Select*Life Variable Account (the "variable account") on October 11, 1984, under the laws of the State of Minnesota for the purpose of funding variable life insurance policies issued by us. The variable account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Premium payments may be allocated to one or more of the available subaccounts of the variable account. Each subaccount invests in shares of a corresponding fund at net asset value. We may make additions to, deletions from or substitutions of available funds as permitted by law and subject to the conditions of the policy.

Other than the policy owner fees and charges described in the prospectus, all expenses incurred in the operations of the variable account are borne by the company. We do, however, receive compensation for certain recordkeeping, administration or other services from the funds or affiliates of the funds available through the policies. See "Fund Fees and Expenses" in the prospectus.

The company maintains custody of the assets of the variable account. As custodian, the company holds cash balances for the variable account pending investment in the funds or distribution. The funds in whose shares the assets of the subaccounts of the variable account are invested each have custodians, as discussed in the respective fund prospectuses.

# PERFORMANCE REPORTING AND ADVERTISING

Information regarding the past, or historical, performance of the subaccounts of the variable account and the funds available for investment through the subaccounts of the variable account may appear in advertisements, sales literature or reports to policy owners or prospective purchasers. SUCH PERFORMANCE INFORMATION FOR THE SUBACCOUNTS WILL REFLECT THE DEDUCTION OF ALL FUND FEES AND CHARGES, INCLUDING INVESTMENT MANAGEMENT FEES, DISTRIBUTION (12B-1) FEES AND OTHER EXPENSES BUT WILL NOT REFLECT DEDUCTIONS FOR ANY POLICY FEES AND CHARGES. IF THE POLICY'S PREMIUM EXPENSE, COST OF INSURANCE, ADMINISTRATIVE AND MORTALITY AND EXPENSE RISK CHARGES AND THE OTHER TRANSACTION, PERIODIC OR OPTIONAL BENEFITS FEES AND CHARGES WERE DEDUCTED, THE PERFORMANCE SHOWN WOULD BE SIGNIFICANTLY LOWER.

With respect to performance reporting it is important to remember that past performance does not guarantee future results. Current performance may be higher or lower than the performance shown and actual investment returns and principal values will fluctuate so that shares and/or units, at redemption, may be worth more or less than their original cost.

Performance history of the subaccounts of the variable account and the corresponding funds is measured by comparing the value at the beginning of the period to the value at the end of the period. Performance is usually calculated for periods of one month, three months, year-to-date, one year, three years, five years, ten years (if the fund has been in existence for these periods) and since the inception date of the fund (if the fund has been in existence for less than ten years). We may provide performance information showing average annual total returns for periods prior to the date a subaccount commenced operation. We will calculate such performance information based on the assumption that the subaccounts were in existence for the same periods as those indicated for the funds, with the level of charges at the variable account level that were in effect at the inception of the subaccounts. Performance information will be specific to the class of fund shares offered through the policy, however, for periods prior to the date a class of fund shares commenced operations, performance information may be based on a different class of shares of the same fund. In this case, performance for the periods prior to the date a class of fund shares commenced operations will be adjusted by the fund fees and expenses associated with the class of fund shares offered through the policy.

We may compare performance of the subaccounts and/or the funds as reported from time to time in advertisements and sales literature to other variable life insurance issuers in general; to the performance of particular types of variable life insurance policies investing in mutual funds; or to investment series of mutual funds with investment objectives similar to each of the subaccounts, whose performance is reported by Lipper Analytical Services, Inc. ("Lipper") and Morningstar. Inc. ("Morningstar") or reported by other series, companies, individuals or other industry or financial publications of general interest, such as *Forbes, Money, The Wall Street Journal, Business Week, Barron's, Kiplinger's and Fortune*. Lipper and Morningstar are independent services that monitor and rank the performances of variable life insurance issuers in each of the major categories of investment objectives on an industry-wide basis.

Lipper's and Morningstar's rankings include variable annuity issuers as well as variable life insurance issuers. The performance analysis prepared by Lipper and Morningstar ranks such issuers on the basis of total return, assuming reinvestment of distributions, but does not take sales charges, redemption fees or certain expense deductions at the separate account level into consideration. We may also compare the performance of each subaccount in advertising and sales literature to the Standard & Poor's Index of 500 common stocks and the Dow Jones Industrials, which are widely used measures of stock market performance. We may also compare the performance of each subaccount to other widely recognized indices. Unmanaged indices may assume the reinvestment of dividends, but typically do not reflect any "deduction" for the expense of operating or managing an investment portfolio.

To help you better understand how your policy's death benefits, policy value and surrender value will vary over time under different sets of assumptions, we encourage you to obtain a personalized illustration. Personalized illustrations will assume deductions for fund expenses and policy and variable account charges. We will base these illustrations on the age and risk classification of the insured person and other factors such as the amount of insurance coverage, death benefit option, premiums and rates of return (within limits) you specify. These personalized illustrations will be based on either a hypothetical investment return of the funds of 0.00% and other percentages not to exceed 12.00% or on the actual historical experience of the funds as if the subaccounts had been in existence and a policy issued for the same periods as those indicated for the funds. Subject to regulatory approval, personalized illustrations may be based upon a weighted average of fund expenses rather than an arithmetic average. A personalized illustration is available upon request by contacting our customer service center at P.O. Box 5011, Minot, ND 58702-5011 or by calling 1-877-886-5050.

# EXPERTS

The statements of assets and liabilities of Select*Life Variable Account as of December 31, 2009, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the statutory basis financial statements of ReliaStar Life Insurance Company as of December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009, included in this Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

# FINANCIAL STATEMENTS

The financial statements of the variable account reflect the operations of the variable account as of and for the year ended December 31, 2009, and have been audited by Ernst & Young LLP, independent registered public accounting firm.

The statutory basis financial statements of the Company as of December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009, have been audited by Ernst & Young LLP, independent registered public accounting firm. The financial statements of the Company should be distinguished from the financial statements of the variable account and should be considered only as bearing upon the ability of the Company to meet its obligations under the policies. They should not be considered as bearing on the investment performance of the assets held in the variable account. The statutory basis financial statements of the Company as of December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009, have been prepared on the basis of statutory accounting practices prescribed or permitted by the State of Minnesota Division of Insurance.

The primary business address of Ernst & Young LLP is Suite 1000, 55 Ivan Allen Jr. Boulevard, Atlanta, GA 30308.

FINANCIAL STATEMENTS

**ReliaStar Life Insurance Company**

**Select*Life Variable Account**

*Year ended December 31, 2008*
*with Report of Independent Registered Public Accounting Firm*

This page intentionally left blank.

**RELIASTAR LIFE INSURANCE COMPANY**
**SELECT\*LIFE VARIABLE ACCOUNT**
**Financial Statements**
**Year ended December 31, 2008**

# Contents

Report of Independent Registered Public Accounting Firm     1

Audited Financial Statements

Statements of Assets and Liabilities     3
Statements of Operations     19
Statements of Changes in Net Assets     36
Notes to Financial Statements     58

This page intentionally left blank.

# Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
ReliaStar Life Insurance Company

We have audited the accompanying statements of assets and liabilities of the Divisions constituting ReliaStar Life Insurance Company Select*Life Variable Account (the "Account") as of December 31, 2008, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The Account is comprised of the following Divisions:

American Funds Insurance Series:
  American Funds Insurance Series® Growth Fund - Class 2
  American Funds Insurance Series® Growth-Income Fund - Class 2
  American Funds Insurance Series® International Fund - Class 2
Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio - Initial Class
Fidelity® Variable Insurance Products II:
  Fidelity® VIP Contrafund® Portfolio - Initial Class
  Fidelity® VIP Index 500 Portfolio - Initial Class
Fidelity® Variable Insurance Products V:
  Fidelity® VIP Investment Grade Bond Portfolio - Initial Class
ING Investors Trust:
  ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class
  ING BlackRock Large Cap Growth Portfolio – Institutional Class
  ING BlackRock Large Cap Value Portfolio - Institutional Class
  ING Evergreen Health Sciences Portfolio - Institutional Class
  ING Evergreen Omega Portfolio - Institutional Class
  ING FMR℠ Diversified Mid Cap Portfolio - Institutional Class
  ING Focus 5 Portfolio - Class I
  ING Franklin Templeton Founding Strategy Portfolio - Institutional Class
  ING Global Real Estate Portfolio - Service Class
  ING Global Resources Portfolio - Institutional Class
  ING International Growth Opportunities Portfolio - Service Class
  ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class
  ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class
  ING JPMorgan Value Opportunities Portfolio - Institutional Class
  ING Julius Baer Foreign Portfolio - Institutional Class
  ING Legg Mason Value Portfolio - Institutional Class
  ING LifeStyle Aggressive Growth Portfolio - Institutional Class
  ING LifeStyle Growth Portfolio - Institutional Class
  ING LifeStyle Moderate Growth Portfolio - Institutional Class
  ING LifeStyle Moderate Portfolio - Institutional Class
  ING Limited Maturity Bond Portfolio - Service Class
  ING Liquid Assets Portfolio - Institutional Class
  ING Lord Abbett Affiliated Portfolio - Institutional Class
  ING Marsico Growth Portfolio - Institutional Class
  ING Marsico International Opportunities Portfolio - Institutional Class
  ING MFS Total Return Portfolio - Institutional Class
  ING MFS Utilities Portfolio - Institutional Class

ING Investors Trust (continued):
  ING MFS Utilities Portfolio - Service Class
  ING Mid Cap Growth Portfolio - Institutional Class
  ING Oppenheimer Main Street Portfolio® - Institutional Class
  ING PIMCO Core Bond Portfolio - Institutional Class
  ING Pioneer Fund Portfolio - Institutional Class
  ING Pioneer Mid Cap Value Portfolio - Institutional Class
  ING Stock Index Portfolio - Institutional Class
  ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class
  ING T. Rowe Price Equity Income Portfolio - Institutional Class
  ING UBS U.S. Allocation Portfolio - Service Class
  ING Van Kampen Capital Growth Portfolio - Institutional Class
  ING Van Kampen Growth and Income Portfolio - Service Class
  ING Van Kampen Large Cap Growth Portfolio - Institutional Class
  ING Van Kampen Real Estate Portfolio - Institutional Class
  ING VP Index Plus International Equity Portfolio - Service Class
  ING Wells Fargo Small Cap Disciplined Portfolio - Institutional Class
ING Partners, Inc.:
  ING American Century Large Company Value Portfolio - Initial Class
  ING American Century Small-Mid Cap Value Portfolio - Initial Class
  ING Baron Small Cap Growth Portfolio - Initial Class
  ING Columbia Small Cap Value II Portfolio - Initial Class
  ING JPMorgan Mid Cap Value Portfolio - Initial Class
  ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class
  ING Lord Abbett U.S. Government Securities Portfolio - Initial Class
  ING Neuberger Berman Partners Portfolio - Initial Class
  ING Neuberger Berman Regency Portfolio - Initial Class
  ING Oppenheimer Global Portfolio - Initial Class
  ING Oppenheimer Strategic Income Portfolio - Service Class
  ING PIMCO Total Return Portfolio - Initial Class
  ING Pioneer High Yield Portfolio - Initial Class
  ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class
  ING UBS U.S. Large Cap Equity Portfolio - Initial Class
  ING Van Kampen Comstock Portfolio - Initial Class
  ING Van Kampen Equity and Income Portfolio - Initial Class

ING Strategic Allocation Portfolios, Inc.:
   ING VP Strategic Allocation Conservative Portfolio - Class I
   ING VP Strategic Allocation Growth Portfolio - Class I
   ING VP Strategic Allocation Moderate Portfolio - Class I
ING Variable Funds:
   ING VP Growth and Income Portfolio - Class I
ING Variable Portfolios, Inc.:
   ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio -
     Class I
   ING Opportunistic Large Cap Value Portfolio - Class I
   ING Russell™ Small Cap Index Portfolio - Class I
   ING VP Index Plus LargeCap Portfolio - Class I
   ING VP Index Plus MidCap Portfolio - Class I
   ING VP Index Plus SmallCap Portfolio - Class I

ING Variable Products Trust:
   ING VP High Yield Bond Portfolio - Class I
   ING VP International Value Portfolio - Class I
   ING VP MidCap Opportunities Portfolio - Class I
   ING VP Real Estate Portfolio - Class S
   ING VP SmallCap Opportunities Portfolio - Class I
ING VP Balanced Portfolio, Inc.:
   ING VP Balanced Portfolio - Class I
ING VP Intermediate Bond Portfolio:
   ING VP Intermediate Bond Portfolio - Class I
Neuberger Berman Advisers Management Trust:
   Neuberger Berman AMT Socially Responsive Portfolio® -
     Class I

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2008, by correspondence with the transfer agents. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective Divisions constituting ReliaStar Life Insurance Company Select*Life Variable Account at December 31, 2008, the results of their operations and changes in their net assets for the periods disclosed in the financial statements, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 12, 2009

## RELIASTAR LIFE INSURANCE COMPANY
## SELECT*LIFE VARIABLE ACCOUNT
## Statements of Assets and Liabilities
## December 31, 2008
### *(Dollars in thousands)*

|  | American Funds Insurance Series® Growth Fund - Class 2 | American Funds Insurance Series® Growth-Income Fund - Class 2 | American Funds Insurance Series® International Fund - Class 2 | Fidelity® VIP Equity-Income Portfolio - Initial Class | Fidelity® VIP Contrafund® Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Assets** |  |  |  |  |  |
| Investments in mutual funds at fair value | $ 35,762 | $ 26,470 | $ 28,075 | $ 58,709 | $ 71,989 |
| Total assets | 35,762 | 26,470 | 28,075 | 58,709 | 71,989 |
| Net assets | $ 35,762 | $ 26,470 | $ 28,075 | $ 58,709 | $ 71,989 |
| Total number of mutual fund shares | 1,074,891 | 1,097,881 | 2,303,138 | 4,454,394 | 4,677,619 |
| Cost of mutual fund shares | $ 62,421 | $ 42,015 | $ 44,886 | $ 102,983 | $ 114,401 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY
## SELECT*LIFE VARIABLE ACCOUNT
### Statements of Assets and Liabilities
### December 31, 2008
*(Dollars in thousands)*

| | Fidelity® VIP Index 500 Portfolio - Initial Class | Fidelity® VIP Investment Grade Bond Portfolio - Initial Class | ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class | ING BlackRock Large Cap Growth Portfolio - Institutional Class | ING BlackRock Large Cap Value Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 2,398 | $ 11,431 | $ 746 | $ 819 | $ 5,195 |
| Total assets | 2,398 | 11,431 | 746 | 819 | 5,195 |
| Net assets | $ 2,398 | $ 11,431 | $ 746 | $ 819 | $ 5,195 |
| Total number of mutual fund shares | 24,174 | 965,455 | 100,131 | 122,656 | 604,015 |
| Cost of mutual fund shares | $ 3,228 | $ 12,210 | $ 1,501 | $ 1,052 | $ 7,150 |

*The accompanying notes are an integral part of these financial statements.*

4

# RELIASTAR LIFE INSURANCE COMPANY
## SELECT*LIFE VARIABLE ACCOUNT
### Statements of Assets and Liabilities
### December 31, 2008
*(Dollars in thousands)*

|  | ING Evergreen Health Sciences Portfolio - Institutional Class | ING Evergreen Omega Portfolio - Institutional Class | ING FMR<sup>SM</sup> Diversified Mid Cap Portfolio - Institutional Class | ING Focus 5 Portfolio - Class I | ING Franklin Templeton Founding Strategy Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Assets** |  |  |  |  |  |
| Investments in mutual funds at fair value | $ 2,911 | $ 70,858 | $ 3,599 | $ 35 | $ 548 |
| Total assets | 2,911 | 70,858 | 3,599 | 35 | 548 |
| Net assets | $ 2,911 | $ 70,858 | $ 3,599 | $ 35 | $ 548 |
|  |  |  |  |  |  |
| Total number of mutual fund shares | 338,834 | 8,651,729 | 419,904 | 5,969 | 87,472 |
|  |  |  |  |  |  |
| Cost of mutual fund shares | $ 3,683 | $ 91,914 | $ 5,736 | $ 52 | $ 550 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY
## SELECT*LIFE VARIABLE ACCOUNT
### Statements of Assets and Liabilities
### December 31, 2008
*(Dollars in thousands)*

| | ING Global Real Estate Portfolio - Service Class | ING Global Resources Portfolio - Institutional Class | ING International Growth Opportunities Portfolio - Service Class | ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class | ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 3,108 | $ 9,839 | $ 257 | $ 3,689 | $ 21,402 |
| Total assets | 3,108 | 9,839 | 257 | 3,689 | 21,402 |
| Net assets | $ 3,108 | $ 9,839 | $ 257 | $ 3,689 | $ 21,402 |
| Total number of mutual fund shares | 438,365 | 748,249 | 74,658 | 306,430 | 2,526,760 |
| Cost of mutual fund shares | $ 4,454 | $ 17,074 | $ 654 | $ 7,208 | $ 31,607 |

*The accompanying notes are an integral part of these financial statements.*

6

**RELIASTAR LIFE INSURANCE COMPANY**
**SELECT*LIFE VARIABLE ACCOUNT**
**Statements of Assets and Liabilities**
**December 31, 2008**
*(Dollars in thousands)*

| | ING JPMorgan Value Opportunities Portfolio - Institutional Class | ING Julius Baer Foreign Portfolio - Institutional Class | ING Legg Mason Value Portfolio - Institutional Class | ING LifeStyle Aggressive Growth Portfolio - Institutional Class | ING LifeStyle Growth Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 21,846 | $ 10,528 | $ 1,340 | $ 4,307 | $ 9,008 |
| Total assets | 21,846 | 10,528 | 1,340 | 4,307 | 9,008 |
| Net assets | $ 21,846 | $ 10,528 | $ 1,340 | $ 4,307 | $ 9,008 |
| Total number of mutual fund shares | 3,677,735 | 1,118,839 | 392,835 | 598,132 | 1,128,825 |
| Cost of mutual fund shares | $ 37,809 | $ 18,181 | $ 3,246 | $ 7,851 | $ 14,665 |

*The accompanying notes are an integral part of these financial statements.*

7

# RELIASTAR LIFE INSURANCE COMPANY
## SELECT*LIFE VARIABLE ACCOUNT
### Statements of Assets and Liabilities
### December 31, 2008
*(Dollars in thousands)*

| | ING LifeStyle Moderate Growth Portfolio - Institutional Class | | ING LifeStyle Moderate Portfolio - Institutional Class | | ING Limited Maturity Bond Portfolio - Service Class | | ING Liquid Assets Portfolio - Institutional Class | | ING Lord Abbett Affiliated Portfolio - Institutional Class | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds at fair value | $ | 4,573 | $ | 5,156 | $ | 20,471 | $ | 66,021 | $ | 107 |
| Total assets | | 4,573 | | 5,156 | | 20,471 | | 66,021 | | 107 |
| Net assets | $ | 4,573 | $ | 5,156 | $ | 20,471 | $ | 66,021 | $ | 107 |
| | | | | | | | | | | |
| Total number of mutual fund shares | | 550,303 | | 583,229 | | 1,985,509 | | 66,021,034 | | 16,410 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 6,640 | $ | 6,788 | $ | 21,319 | $ | 66,021 | $ | 190 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY
## SELECT*LIFE VARIABLE ACCOUNT
### Statements of Assets and Liabilities
### December 31, 2008
*(Dollars in thousands)*

| | ING Marsico Growth Portfolio - Institutional Class | ING Marsico International Opportunities Portfolio - Institutional Class | ING MFS Total Return Portfolio - Institutional Class | ING MFS Utilities Portfolio - Institutional Class | ING MFS Utilities Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 2,841 | $ 15,907 | $ 6,902 | $ 2,987 | $ 1,818 |
| Total assets | 2,841 | 15,907 | 6,902 | 2,987 | 1,818 |
| Net assets | $ 2,841 | $ 15,907 | $ 6,902 | $ 2,987 | $ 1,818 |
| | | | | | |
| Total number of mutual fund shares | 250,073 | 2,065,906 | 581,466 | 313,417 | 191,130 |
| | | | | | |
| Cost of mutual fund shares | $ 4,316 | $ 26,106 | $ 9,254 | $ 4,939 | $ 2,957 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY
## SELECT*LIFE VARIABLE ACCOUNT
### Statements of Assets and Liabilities
### December 31, 2008
*(Dollars in thousands)*

| | ING Oppenheimer Main Street Portfolio® - Institutional Class | | ING PIMCO Core Bond Portfolio - Institutional Class | | ING Pioneer Fund Portfolio - Institutional Class | | ING Pioneer Mid Cap Value Portfolio - Institutional Class | | ING Stock Index Portfolio - Institutional Class | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds at fair value | $ | 597 | $ | 3,513 | $ | 207 | $ | 4,878 | $ | 54,683 |
| Total assets | | 597 | | 3,513 | | 207 | | 4,878 | | 54,683 |
| Net assets | $ | 597 | $ | 3,513 | $ | 207 | $ | 4,878 | $ | 54,683 |
| | | | | | | | | | | |
| Total number of mutual fund shares | | 49,341 | | 306,307 | | 26,125 | | 642,748 | | 7,101,690 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 803 | $ | 3,414 | $ | 320 | $ | 7,432 | $ | 75,594 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY
## SELECT*LIFE VARIABLE ACCOUNT
### Statements of Assets and Liabilities
### December 31, 2008
*(Dollars in thousands)*

| | ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class | ING T. Rowe Price Equity Income Portfolio - Institutional Class | ING Van Kampen Capital Growth Portfolio - Institutional Class | ING Van Kampen Growth and Income Portfolio - Service Class | ING Van Kampen Real Estate Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 43,264 | $ 7,661 | $ 70,620 | $ 8,680 | $ 2,020 |
| Total assets | 43,264 | 7,661 | 70,620 | 8,680 | 2,020 |
| Net assets | $ 43,264 | $ 7,661 | $ 70,620 | $ 8,680 | $ 2,020 |
| | | | | | |
| Total number of mutual fund shares | 2,809,353 | 906,571 | 10,175,855 | 549,722 | 142,843 |
| | | | | | |
| Cost of mutual fund shares | $ 66,155 | $ 12,521 | $ 134,219 | $ 14,060 | $ 4,211 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY
## SELECT*LIFE VARIABLE ACCOUNT
### Statements of Assets and Liabilities
### December 31, 2008
*(Dollars in thousands)*

| | ING VP Index Plus International Equity Portfolio - Service Class | ING Wells Fargo Small Cap Disciplined Portfolio - Institutional Class | ING American Century Large Company Value Portfolio - Initial Class | ING American Century Small-Mid Cap Value Portfolio - Initial Class | ING Baron Small Cap Growth Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 5,248 | $ 5,456 | $ 158 | $ 359 | $ 3,427 |
| Total assets | 5,248 | 5,456 | 158 | 359 | 3,427 |
| Net assets | $ 5,248 | $ 5,456 | $ 158 | $ 359 | $ 3,427 |
| | | | | | |
| Total number of mutual fund shares | 1,019,042 | 870,142 | 34,362 | 48,706 | 304,104 |
| | | | | | |
| Cost of mutual fund shares | $ 7,764 | $ 9,174 | $ 359 | $ 585 | $ 5,504 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY
## SELECT*LIFE VARIABLE ACCOUNT
### Statements of Assets and Liabilities
### December 31, 2008
*(Dollars in thousands)*

| | ING Columbia Small Cap Value II Portfolio - Initial Class | ING JPMorgan Mid Cap Value Portfolio - Initial Class | ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class | ING Neuberger Berman Partners Portfolio - Initial Class | ING Oppenheimer Global Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 3,586 | $ 6,437 | $ 117 | $ 471 | $ 34,855 |
| Total assets | 3,586 | 6,437 | 117 | 471 | 34,855 |
| Net assets | $ 3,586 | $ 6,437 | $ 117 | $ 471 | $ 34,855 |
| Total number of mutual fund shares | 522,802 | 689,905 | 3,984 | 85,486 | 3,838,653 |
| Cost of mutual fund shares | $ 5,335 | $ 10,159 | $ 182 | $ 880 | $ 50,061 |

*The accompanying notes are an integral part of these financial statements.*

13

# RELIASTAR LIFE INSURANCE COMPANY
## SELECT*LIFE VARIABLE ACCOUNT
### Statements of Assets and Liabilities
### December 31, 2008
*(Dollars in thousands)*

| | ING Oppenheimer Strategic Income Portfolio - Service Class | | ING PIMCO Total Return Portfolio - Initial Class | | ING Pioneer High Yield Portfolio - Initial Class | | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | | ING UBS U.S. Large Cap Equity Portfolio - Initial Class | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds at fair value | $ | 9,329 | $ | 7,845 | $ | 12,283 | $ | 36,101 | $ | 3,802 |
| Total assets | | 9,329 | | 7,845 | | 12,283 | | 36,101 | | 3,802 |
| Net assets | $ | 9,329 | $ | 7,845 | $ | 12,283 | $ | 36,101 | $ | 3,802 |
| | | | | | | | | | | |
| Total number of mutual fund shares | | 1,041,229 | | 708,003 | | 1,886,770 | | 7,847,974 | | 613,293 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 11,335 | $ | 8,259 | $ | 17,210 | $ | 64,095 | $ | 5,740 |

*The accompanying notes are an integral part of these financial statements.*

## RELIASTAR LIFE INSURANCE COMPANY
## SELECT*LIFE VARIABLE ACCOUNT
## Statements of Assets and Liabilities
## December 31, 2008
### *(Dollars in thousands)*

|  | ING Van Kampen Comstock Portfolio - Initial Class | ING Van Kampen Equity and Income Portfolio - Initial Class | ING VP Strategic Allocation Conservative Portfolio - Class I | ING VP Strategic Allocation Growth Portfolio - Class I | ING VP Strategic Allocation Moderate Portfolio - Class I |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 5,190 | $ 1,665 | $ 34 | $ 569 | $ 460 |
| Total assets | 5,190 | 1,665 | 34 | 569 | 460 |
| Net assets | $ 5,190 | $ 1,665 | $ 34 | $ 569 | $ 460 |
| Total number of mutual fund shares | 728,908 | 64,662 | 3,741 | 62,866 | 50,498 |
| Cost of mutual fund shares | $ 8,712 | $ 2,340 | $ 48 | $ 974 | $ 720 |

*The accompanying notes are an integral part of these financial statements.*

## RELIASTAR LIFE INSURANCE COMPANY
## SELECT*LIFE VARIABLE ACCOUNT
## Statements of Assets and Liabilities
## December 31, 2008
### *(Dollars in thousands)*

| | ING VP Growth and Income Portfolio - Class I | ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class I | ING Opportunistic Large Cap Value Portfolio - Class I | ING Russell™ Small Cap Index Portfolio - Class I | ING VP Index Plus LargeCap Portfolio - Class I |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 1,008 | $ 515 | $ 877 | $ 202 | $ 2,168 |
| Total assets | 1,008 | 515 | 877 | 202 | 2,168 |
| Net assets | $ 1,008 | $ 515 | $ 877 | $ 202 | $ 2,168 |
| Total number of mutual fund shares | 66,679 | 50,869 | 101,360 | 26,096 | 207,701 |
| Cost of mutual fund shares | $ 1,635 | $ 500 | $ 1,389 | $ 228 | $ 2,883 |

*The accompanying notes are an integral part of these financial statements.*

16

# RELIASTAR LIFE INSURANCE COMPANY
## SELECT*LIFE VARIABLE ACCOUNT
### Statements of Assets and Liabilities
### December 31, 2008
*(Dollars in thousands)*

| | ING VP Index Plus MidCap Portfolio - Class I | | ING VP Index Plus SmallCap Portfolio - Class I | | ING VP International Value Portfolio - Class I | | ING VP MidCap Opportunities Portfolio - Class I | | ING VP SmallCap Opportunities Portfolio - Class I | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds at fair value | $ | 9,216 | $ | 7,310 | $ | 11,966 | $ | 9,524 | $ | 13,132 |
| Total assets | | 9,216 | | 7,310 | | 11,966 | | 9,524 | | 13,132 |
| Net assets | $ | 9,216 | $ | 7,310 | $ | 11,966 | $ | 9,524 | $ | 13,132 |
| | | | | | | | | | | |
| Total number of mutual fund shares | | 927,164 | | 776,853 | | 1,767,487 | | 1,488,156 | | 1,070,257 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 14,777 | $ | 10,856 | $ | 21,470 | $ | 10,285 | $ | 17,248 |

*The accompanying notes are an integral part of these financial statements.*

## RELIASTAR LIFE INSURANCE COMPANY
## SELECT*LIFE VARIABLE ACCOUNT
## Statements of Assets and Liabilities
## December 31, 2008
### *(Dollars in thousands)*

| | ING VP Balanced Portfolio - Class I | ING VP Intermediate Bond Portfolio - Class I | Neuberger Berman AMT Socially Responsive Portfolio® - Class I |
|---|---|---|---|
| **Assets** | | | |
| Investments in mutual funds at fair value | $ 7,229 | $ 10,975 | $ 2,034 |
| Total assets | 7,229 | 10,975 | 2,034 |
| Net assets | $ 7,229 | $ 10,975 | $ 2,034 |
| | | | |
| Total number of mutual fund shares | 787,440 | 990,541 | 216,603 |
| | | | |
| Cost of mutual fund shares | $ 10,695 | $ 12,761 | $ 3,253 |

*The accompanying notes are an integral part of these financial statements.*

**RELIASTAR LIFE INSURANCE COMPANY**
**SELECT*LIFE VARIABLE ACCOUNT**
**Statements of Operations**
**For the year ended December 31, 2008**
*(Dollars in thousands)*

| | American Funds Insurance Series® Growth Fund - Class 2 | American Funds Insurance Series® Growth-Income Fund - Class 2 | American Funds Insurance Series® International Fund - Class 2 | Fidelity® VIP Equity-Income Portfolio - Initial Class | Fidelity® VIP Contrafund® Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 438 | $ 632 | $ 779 | $ 2,179 | $ 1,048 |
| Total investment income | 438 | 632 | 779 | 2,179 | 1,048 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 350 | 236 | 252 | 533 | 614 |
| Total expenses | 350 | 236 | 252 | 533 | 614 |
| Net investment income (loss) | 88 | 396 | 527 | 1,646 | 434 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 529 | (268) | 2,291 | (401) | 3,829 |
| Capital gains distributions | 6,210 | 2,482 | 5,637 | 97 | 3,282 |
| Total realized gain (loss) on investments and capital gains distributions | 6,739 | 2,214 | 7,928 | (304) | 7,111 |
| Net unrealized appreciation (depreciation) of investments | (36,151) | (19,437) | (30,321) | (48,362) | (65,330) |
| Net realized and unrealized gain (loss) on investments | (29,412) | (17,223) | (22,393) | (48,666) | (58,219) |
| Net increase (decrease) in net assets resulting from operations | $ (29,324) | $ (16,827) | $ (21,866) | $ (47,020) | $ (57,785) |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY
## SELECT*LIFE VARIABLE ACCOUNT
### Statements of Operations
### For the year ended December 31, 2008
*(Dollars in thousands)*

| | Fidelity® VIP Index 500 Portfolio - Initial Class | Fidelity® VIP Investment Grade Bond Portfolio - Initial Class | ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class | ING BlackRock Large Cap Growth Portfolio - Institutional Class | ING BlackRock Large Cap Value Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 72 | $ 573 | $ - | $ 2 | $ 54 |
| Total investment income | 72 | 573 | - | 2 | 54 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 28 | 73 | 8 | 5 | 45 |
| Total expenses | 28 | 73 | 8 | 5 | 45 |
| Net investment income (loss) | 44 | 500 | (8) | (3) | 9 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 37 | (151) | (250) | (453) | (10) |
| Capital gains distributions | 40 | 11 | 266 | 112 | 376 |
| Total realized gain (loss) on investments and capital gains distributions | 77 | (140) | 16 | (341) | 366 |
| Net unrealized appreciation (depreciation) of investments | (1,663) | (844) | (747) | (217) | (3,606) |
| Net realized and unrealized gain (loss) on investments | (1,586) | (984) | (731) | (558) | (3,240) |
| Net increase (decrease) in net assets resulting from operations | $ (1,542) | $ (484) | $ (739) | $ (561) | $ (3,231) |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY
## SELECT*LIFE VARIABLE ACCOUNT
### Statements of Operations
### For the year ended December 31, 2008
*(Dollars in thousands)*

| | ING Evergreen Health Sciences Portfolio - Institutional Class | ING Evergreen Omega Portfolio - Institutional Class | ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class | ING Focus 5 Portfolio - Class I | ING Franklin Templeton Founding Strategy Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 12 | $ 481 | $ 61 | $ 1 | $ - |
| Total investment income | 12 | 481 | 61 | 1 | - |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | - | 465 | 29 | - | 2 |
| Total expenses | - | 465 | 29 | - | 2 |
| Net investment income (loss) | 12 | 16 | 32 | 1 | (2) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (251) | (26) | (411) | (1) | (86) |
| Capital gains distributions | 147 | 10,850 | 364 | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (104) | 10,824 | (47) | (1) | (86) |
| Net unrealized appreciation (depreciation) of investments | (816) | (39,441) | (2,404) | (17) | (2) |
| Net realized and unrealized gain (loss) on investments | (920) | (28,617) | (2,451) | (18) | (88) |
| Net increase (decrease) in net assets resulting from operations | $ (908) | $ (28,601) | $ (2,419) | $ (17) | $ (90) |

*The accompanying notes are an integral part of these financial statements.*

21

# RELIASTAR LIFE INSURANCE COMPANY
## SELECT*LIFE VARIABLE ACCOUNT
### Statements of Operations
### For the year ended December 31, 2008
*(Dollars in thousands)*

| | ING Global Real Estate Portfolio - Service Class | ING Global Resources Portfolio - Institutional Class | ING International Growth Opportunities Portfolio - Service Class | ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class | ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 283 | $ 6 | $ 176 | $ 225 |
| Total investment income | - | 283 | 6 | 176 | 225 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 8 | 90 | 3 | 39 | 161 |
| Total expenses | 8 | 90 | 3 | 39 | 161 |
| Net investment income (loss) | (8) | 193 | 3 | 137 | 64 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (224) | (666) | (98) | 38 | (473) |
| Capital gains distributions | - | 2,599 | 157 | 397 | 2,634 |
| Total realized gain (loss) on investments and capital gains distributions | (224) | 1,933 | 59 | 435 | 2,161 |
| Net unrealized appreciation (depreciation) of investments | (1,346) | (9,354) | (404) | (4,976) | (11,903) |
| Net realized and unrealized gain (loss) on investments | (1,570) | (7,421) | (345) | (4,541) | (9,742) |
| Net increase (decrease) in net assets resulting from operations | $ (1,578) | $ (7,228) | $ (342) | $ (4,404) | $ (9,678) |

*The accompanying notes are an integral part of these financial statements.*

## RELIASTAR LIFE INSURANCE COMPANY
## SELECT*LIFE VARIABLE ACCOUNT
### Statements of Operations
### For the year ended December 31, 2008
*(Dollars in thousands)*

| | ING JPMorgan Value Opportunities Portfolio - Institutional Class | ING Julius Baer Foreign Portfolio - Institutional Class | ING Legg Mason Value Portfolio - Institutional Class | ING LifeStyle Aggressive Growth Portfolio - Institutional Class | ING LifeStyle Growth Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 1,210 | $ - | $ 8 | $ 119 | $ 242 |
| Total investment income | 1,210 | - | 8 | 119 | 242 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 160 | 91 | 18 | 33 | 78 |
| Total expenses | 160 | 91 | 18 | 33 | 78 |
| Net investment income (loss) | 1,050 | (91) | (10) | 86 | 164 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (682) | (39) | (893) | (264) | (512) |
| Capital gains distributions | 3,614 | 1,554 | 638 | 613 | 739 |
| Total realized gain (loss) on investments and capital gains distributions | 2,932 | 1,515 | (255) | 349 | 227 |
| Net unrealized appreciation (depreciation) of investments | (19,088) | (9,548) | (1,728) | (3,424) | (5,971) |
| Net realized and unrealized gain (loss) on investments | (16,156) | (8,033) | (1,983) | (3,075) | (5,744) |
| Net increase (decrease) in net assets resulting from operations | $ (15,106) | $ (8,124) | $ (1,993) | $ (2,989) | $ (5,580) |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY
## SELECT*LIFE VARIABLE ACCOUNT
### Statements of Operations
### For the year ended December 31, 2008
*(Dollars in thousands)*

| | ING LifeStyle Moderate Growth Portfolio - Institutional Class | ING LifeStyle Moderate Portfolio - Institutional Class | ING Limited Maturity Bond Portfolio - Service Class | ING Liquid Assets Portfolio - Institutional Class | ING Lord Abbett Affiliated Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 122 | $ 119 | $ 1,129 | $ 1,521 | $ 5 |
| Total investment income | 122 | 119 | 1,129 | 1,521 | 5 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 36 | 31 | 107 | 325 | 1 |
| Total expenses | 36 | 31 | 107 | 325 | 1 |
| Net investment income (loss) | 86 | 88 | 1,022 | 1,196 | 4 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (220) | (161) | (45) | - | (6) |
| Capital gains distributions | 268 | 194 | 123 | - | 21 |
| Total realized gain (loss) on investments and capital gains distributions | 48 | 33 | 78 | - | 15 |
| Net unrealized appreciation (depreciation) of investments | (2,204) | (1,653) | (1,317) | - | (86) |
| Net realized and unrealized gain (loss) on investments | (2,156) | (1,620) | (1,239) | - | (71) |
| Net increase (decrease) in net assets resulting from operations | $ (2,070) | $ (1,532) | $ (217) | $ 1,196 | $ (67) |

*The accompanying notes are an integral part of these financial statements.*

## RELIASTAR LIFE INSURANCE COMPANY
## SELECT*LIFE VARIABLE ACCOUNT
## Statements of Operations
## For the year ended December 31, 2008
*(Dollars in thousands)*

| | ING Marsico Growth Portfolio - Institutional Class | ING Marsico International Opportunities Portfolio - Institutional Class | ING MFS Total Return Portfolio - Institutional Class | ING MFS Utilities Portfolio - Institutional Class | ING MFS Utilities Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 38 | $ 333 | $ 465 | $ 156 | $ 84 |
| Total investment income | 38 | 333 | 465 | 156 | 84 |
| Expenses: | | | | | |
| Mortality, expense risk | | | | | |
| and other charges | 28 | 151 | 40 | 24 | 13 |
| Total expenses | 28 | 151 | 40 | 24 | 13 |
| Net investment income (loss) | 10 | 182 | 425 | 132 | 71 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 10 | 686 | (248) | 222 | 31 |
| Capital gains distributions | - | 2,840 | 586 | 512 | 310 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 10 | 3,526 | 338 | 734 | 341 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (2,239) | (20,585) | (2,363) | (2,779) | (1,576) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | (2,229) | (17,059) | (2,025) | (2,045) | (1,235) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ (2,219) | $ (16,877) | $ (1,600) | $ (1,913) | $ (1,164) |

*The accompanying notes are an integral part of these financial statements.*

25

## RELIASTAR LIFE INSURANCE COMPANY
## SELECT*LIFE VARIABLE ACCOUNT
### Statements of Operations
### For the year ended December 31, 2008
*(Dollars in thousands)*

| | ING Mid Cap Growth Portfolio - Institutional Class | ING Oppenheimer Main Street Portfolio® - Institutional Class | ING PIMCO Core Bond Portfolio - Institutional Class | ING Pioneer Fund Portfolio - Institutional Class | ING Pioneer Mid Cap Value Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 22 | $ 23 | $ 9 | $ 134 |
| Total investment income | - | 22 | 23 | 9 | 134 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 3 | 4 | 7 | - | 36 |
| Total expenses | 3 | 4 | 7 | - | 36 |
| Net investment income (loss) | (3) | 18 | 16 | 9 | 98 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 73 | (77) | (34) | (11) | (5) |
| Capital gains distributions | - | - | 6 | 10 | 397 |
| Total realized gain (loss) on investments and capital gains distributions | 73 | (77) | (28) | (1) | 392 |
| Net unrealized appreciation (depreciation) of investments | (243) | (224) | 99 | (116) | (2,936) |
| Net realized and unrealized gain (loss) on investments | (170) | (301) | 71 | (117) | (2,544) |
| Net increase (decrease) in net assets resulting from operations | $ (173) | $ (283) | $ 87 | $ (108) | $ (2,446) |

*The accompanying notes are an integral part of these financial statements.*

26

# RELIASTAR LIFE INSURANCE COMPANY
## SELECT*LIFE VARIABLE ACCOUNT
### Statements of Operations
### For the year ended December 31, 2008
*(Dollars in thousands)*

| | ING Stock Index Portfolio - Institutional Class | ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class | ING T. Rowe Price Equity Income Portfolio - Institutional Class | ING UBS U.S. Allocation Portfolio - Service Class | ING Van Kampen Capital Growth Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 2,754 | $ 2,568 | $ 485 | $ 2 | $ 113 |
| Total investment income | 2,754 | 2,568 | 485 | 2 | 113 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 438 | 329 | 59 | - | 462 |
| Total expenses | 438 | 329 | 59 | - | 462 |
| Net investment income (loss) | 2,316 | 2,239 | 426 | 2 | (349) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 531 | (277) | (236) | (18) | 980 |
| Capital gains distributions | 783 | 5,212 | 837 | 8 | 3,231 |
| Total realized gain (loss) on investments and capital gains distributions | 1,314 | 4,935 | 601 | (10) | 4,211 |
| Net unrealized appreciation (depreciation) of investments | (37,704) | (23,787) | (5,307) | 4 | (69,093) |
| Net realized and unrealized gain (loss) on investments | (36,390) | (18,852) | (4,706) | (6) | (64,882) |
| Net increase (decrease) in net assets resulting from operations | $ (34,074) | $ (16,613) | $ (4,280) | $ (4) | $ (65,231) |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY
## SELECT*LIFE VARIABLE ACCOUNT
### Statements of Operations
### For the year ended December 31, 2008
*(Dollars in thousands)*

| | ING Van Kampen Growth and Income Portfolio - Service Class | ING Van Kampen Large Cap Growth Portfolio - Institutional Class | ING Van Kampen Real Estate Portfolio - Institutional Class | ING VP Index Plus International Equity Portfolio - Service Class | ING Wells Fargo Small Cap Disciplined Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 444 | $ 684 | $ 57 | $ 498 | $ 99 |
| Total investment income | 444 | 684 | 57 | 498 | 99 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 67 | 234 | 19 | 46 | 40 |
| Total expenses | 67 | 234 | 19 | 46 | 40 |
| Net investment income (loss) | 377 | 450 | 38 | 452 | 59 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (1,217) | (6,289) | (294) | (3,208) | (354) |
| Capital gains distributions | 1,018 | 4,381 | 623 | 2,352 | 1,014 |
| Total realized gain (loss) on investments and capital gains distributions | (199) | (1,908) | 329 | (856) | 660 |
| Net unrealized appreciation (depreciation) of investments | (4,698) | (5,715) | (1,767) | (3,773) | (3,527) |
| Net realized and unrealized gain (loss) on investments | (4,897) | (7,623) | (1,438) | (4,629) | (2,867) |
| Net increase (decrease) in net assets resulting from operations | $ (4,520) | $ (7,173) | $ (1,400) | $ (4,177) | $ (2,808) |

*The accompanying notes are an integral part of these financial statements.*

28

# RELIASTAR LIFE INSURANCE COMPANY
## SELECT*LIFE VARIABLE ACCOUNT
### Statements of Operations
### For the year ended December 31, 2008
*(Dollars in thousands)*

| | ING American Century Large Company Value Portfolio - Initial Class | ING American Century Small-Mid Cap Value Portfolio - Initial Class | ING Baron Small Cap Growth Portfolio - Initial Class | ING Columbia Small Cap Value II Portfolio - Initial Class | ING JPMorgan Mid Cap Value Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 30 | $ 5 | $ - | $ 13 | $ 220 |
| Total investment income | 30 | 5 | - | 13 | 220 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 2 | 3 | 27 | 27 | 49 |
| Total expenses | 2 | 3 | 27 | 27 | 49 |
| Net investment income (loss) | 28 | 2 | (27) | (14) | 171 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (18) | (21) | (341) | (141) | (351) |
| Capital gains distributions | 85 | 60 | 150 | 43 | 818 |
| Total realized gain (loss) on investments and capital gains distributions | 67 | 39 | (191) | (98) | 467 |
| Net unrealized appreciation (depreciation) of investments | (200) | (184) | (2,373) | (1,721) | (3,975) |
| Net realized and unrealized gain (loss) on investments | (133) | (145) | (2,564) | (1,819) | (3,508) |
| Net increase (decrease) in net assets resulting from operations | $ (105) | $ (143) | $ (2,591) | $ (1,833) | $ (3,337) |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY
## SELECT*LIFE VARIABLE ACCOUNT
### Statements of Operations
### For the year ended December 31, 2008
*(Dollars in thousands)*

| | ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class | ING Lord Abbett U.S. Government Securities Portfolio - Initial Class | ING Neuberger Berman Partners Portfolio - Initial Class | ING Neuberger Berman Regency Portfolio - Initial Class | ING Oppenheimer Global Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 12 | $ 2 | $ 1 | $ 1,144 |
| Total investment income | - | 12 | 2 | 1 | 1,144 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 1 | 1 | 6 | 1 | 284 |
| Total expenses | 1 | 1 | 6 | 1 | 284 |
| Net investment income (loss) | (1) | 11 | (4) | - | 860 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | - | (35) | (189) | (43) | 9 |
| Capital gains distributions | - | 25 | - | - | 3,952 |
| Total realized gain (loss) on investments and capital gains distributions | - | (10) | (189) | (43) | 3,961 |
| Net unrealized appreciation (depreciation) of investments | (84) | 2 | (378) | 34 | (28,877) |
| Net realized and unrealized gain (loss) on investments | (84) | (8) | (567) | (9) | (24,916) |
| Net increase (decrease) in net assets resulting from operations | $ (85) | $ 3 | $ (571) | $ (9) | $ (24,056) |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY
## SELECT*LIFE VARIABLE ACCOUNT
### Statements of Operations
### For the year ended December 31, 2008
*(Dollars in thousands)*

| | ING Oppenheimer Strategic Income Portfolio - Service Class | ING PIMCO Total Return Portfolio - Initial Class | ING Pioneer High Yield Portfolio - Initial Class | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | ING UBS U.S. Large Cap Equity Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 482 | $ 460 | $ 487 | $ 254 | $ 134 |
| Total investment income | 482 | 460 | 487 | 254 | 134 |
| Expenses: | | | | | |
| Mortality, expense risk | | | | | |
| and other charges | 59 | 60 | 26 | 323 | 31 |
| Total expenses | 59 | 60 | 26 | 323 | 31 |
| Net investment income (loss) | 423 | 400 | 461 | (69) | 103 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (102) | 248 | (387) | 117 | 52 |
| Capital gains distributions | 33 | 142 | 5 | 8,918 | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (69) | 390 | (382) | 9,035 | 52 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (2,177) | (928) | (4,927) | (37,926) | (2,897) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | (2,246) | (538) | (5,309) | (28,891) | (2,845) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ (1,823) | $ (138) | $ (4,848) | $ (28,960) | $ (2,742) |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY
## SELECT*LIFE VARIABLE ACCOUNT
### Statements of Operations
### For the year ended December 31, 2008
*(Dollars in thousands)*

| | ING Van Kampen Comstock Portfolio - Initial Class | ING Van Kampen Equity and Income Portfolio - Initial Class | ING VP Strategic Allocation Conservative Portfolio - Class I | ING VP Strategic Allocation Growth Portfolio - Class I | ING VP Strategic Allocation Moderate Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 315 | $ 103 | $ 2 | $ 24 | $ 21 |
| Total investment income | 315 | 103 | 2 | 24 | 21 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 44 | 13 | - | 6 | 4 |
| Total expenses | 44 | 13 | - | 6 | 4 |
| Net investment income (loss) | 271 | 90 | 2 | 18 | 17 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (273) | (47) | (2) | (66) | (50) |
| Capital gains distributions | 426 | 106 | 4 | 134 | 82 |
| Total realized gain (loss) on investments and capital gains distributions | 153 | 59 | 2 | 68 | 32 |
| Net unrealized appreciation (depreciation) of investments | (3,558) | (660) | (16) | (479) | (294) |
| Net realized and unrealized gain (loss) on investments | (3,405) | (601) | (14) | (411) | (262) |
| Net increase (decrease) in net assets resulting from operations | $ (3,134) | $ (511) | $ (12) | $ (393) | $ (245) |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY
## SELECT*LIFE VARIABLE ACCOUNT
### Statements of Operations
### For the year ended December 31, 2008
*(Dollars in thousands)*

| | ING VP Growth and Income Portfolio - Class I | ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class I | ING Opportunistic Large Cap Value Portfolio - Class I | ING Russell™ Small Cap Index Portfolio - Class I | ING VP Index Plus LargeCap Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 21 | $ 10 | $ 28 | $ 2 | $ 60 |
| Total investment income | 21 | 10 | 28 | 2 | 60 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 8 | 2 | 6 | - | 15 |
| Total expenses | 8 | 2 | 6 | - | 15 |
| Net investment income (loss) | 13 | 8 | 22 | 2 | 45 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (59) | (15) | (58) | (3) | (766) |
| Capital gains distributions | - | 1 | 220 | - | 210 |
| Total realized gain (loss) on investments and capital gains distributions | (59) | (14) | 162 | (3) | (556) |
| Net unrealized appreciation (depreciation) of investments | (629) | 15 | (737) | (26) | (782) |
| Net realized and unrealized gain (loss) on investments | (688) | 1 | (575) | (29) | (1,338) |
| Net increase (decrease) in net assets resulting from operations | $ (675) | $ 9 | $ (553) | $ (27) | $ (1,293) |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY
## SELECT*LIFE VARIABLE ACCOUNT
### Statements of Operations
### For the year ended December 31, 2008
*(Dollars in thousands)*

| | ING VP Index Plus MidCap Portfolio - Class I | ING VP Index Plus SmallCap Portfolio - Class I | ING VP High Yield Bond Portfolio - Class I | ING VP International Value Portfolio - Class I | ING VP MidCap Opportunities Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 180 | $ 99 | $ 1,230 | $ 524 | $ - |
| Total investment income | 180 | 99 | 1,230 | 524 | - |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 78 | 64 | 89 | 109 | 74 |
| Total expenses | 78 | 64 | 89 | 109 | 74 |
| Net investment income (loss) | 102 | 35 | 1,141 | 415 | (74) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (2,240) | (3,067) | (3,263) | (234) | 821 |
| Capital gains distributions | 1,685 | 677 | - | 2,974 | - |
| Total realized gain (loss) on investments and capital gains distributions | (555) | (2,390) | (3,263) | 2,740 | 821 |
| Net unrealized appreciation (depreciation) of investments | (5,242) | (1,636) | 1,131 | (13,308) | (7,112) |
| Net realized and unrealized gain (loss) on investments | (5,797) | (4,026) | (2,132) | (10,568) | (6,291) |
| Net increase (decrease) in net assets resulting from operations | $ (5,695) | $ (3,991) | $ (991) | $ (10,153) | $ (6,365) |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY
## SELECT*LIFE VARIABLE ACCOUNT
### Statements of Operations
### For the year ended December 31, 2008
*(Dollars in thousands)*

| | ING VP Real Estate Portfolio - Class S | ING VP SmallCap Opportunities Portfolio - Class I | ING VP Balanced Portfolio - Class I | ING VP Intermediate Bond Portfolio - Class I | Neuberger Berman AMT Socially Responsive Portfolio® - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 70 | $ - | $ 357 | $ 644 | $ 62 |
| Total investment income | 70 | - | 357 | 644 | 62 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 17 | 97 | 61 | 65 | 14 |
| Total expenses | 17 | 97 | 61 | 65 | 14 |
| Net investment income (loss) | 53 | (97) | 296 | 579 | 48 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (1,689) | 650 | (344) | (128) | 58 |
| Capital gains distributions | 756 | 3,007 | 922 | 267 | 213 |
| Total realized gain (loss) on investments and capital gains distributions | (933) | 3,657 | 578 | 139 | 271 |
| Net unrealized appreciation (depreciation) of investments | 972 | (10,835) | (3,947) | (1,791) | (1,582) |
| Net realized and unrealized gain (loss) on investments | 39 | (7,178) | (3,369) | (1,652) | (1,311) |
| Net increase (decrease) in net assets resulting from operations | $ 92 | $ (7,275) | $ (3,073) | $ (1,073) | $ (1,263) |

*The accompanying notes are an integral part of these financial statements.*

**RELIASTAR LIFE INSURANCE COMPANY**
**SELECT*LIFE VARIABLE ACCOUNT**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2008 and 2007**
*(Dollars in thousands)*

| | American Funds Insurance Series® Growth Fund - Class 2 | American Funds Insurance Series® Growth-Income Fund - Class 2 | American Funds Insurance Series® International Fund - Class 2 | Fidelity® VIP Equity-Income Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 55,783 | $ 37,955 | $ 40,541 | $ 126,505 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 88 | 387 | 458 | 1,432 |
| Total realized gain (loss) on investments and capital gains distributions | 6,019 | 1,983 | 4,206 | 14,892 |
| Net unrealized appreciation (depreciation) of investments | 424 | (761) | 4,103 | (14,927) |
| Net increase (decrease) in net assets from operations | 6,531 | 1,609 | 8,767 | 1,397 |
| Changes from principal transactions: | | | | |
| Premiums | 11,738 | 9,114 | 5,562 | 9,181 |
| Death benefits | (118) | (68) | (114) | (319) |
| Surrenders and withdrawals | (2,173) | (1,357) | (1,670) | (7,213) |
| Policy loans | (441) | (329) | (435) | (1,248) |
| Contract charges | (3,429) | (2,432) | (2,363) | (6,602) |
| Transfers between Divisions (including fixed account), net | 123 | 5 | 5,811 | (4,189) |
| Increase (decrease) in net assets derived from principal transactions | 5,700 | 4,933 | 6,791 | (10,390) |
| Total increase (decrease) in net assets | 12,231 | 6,542 | 15,558 | (8,993) |
| **Net assets at December 31, 2007** | 68,014 | 44,497 | 56,099 | 117,512 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 88 | 396 | 527 | 1,646 |
| Total realized gain (loss) on investments and capital gains distributions | 6,739 | 2,214 | 7,928 | (304) |
| Net unrealized appreciation (depreciation) of investments | (36,151) | (19,437) | (30,321) | (48,362) |
| Net increase (decrease) in net assets from operations | (29,324) | (16,827) | (21,866) | (47,020) |
| Changes from principal transactions: | | | | |
| Premiums | 9,783 | 7,289 | 4,948 | 7,904 |
| Death benefits | (263) | (252) | (105) | (396) |
| Surrenders and withdrawals | (2,531) | (1,616) | (1,983) | (6,773) |
| Policy loans | (713) | (360) | (287) | (1,323) |
| Contract charges | (3,507) | (2,479) | (2,402) | (6,052) |
| Transfers between Divisions (including fixed account), net | (5,697) | (3,782) | (6,329) | (5,143) |
| Increase (decrease) in net assets derived from principal transactions | (2,928) | (1,200) | (6,158) | (11,783) |
| Total increase (decrease) in net assets | (32,252) | (18,027) | (28,024) | (58,803) |
| **Net assets at December 31, 2008** | $ 35,762 | $ 26,470 | $ 28,075 | $ 58,709 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY
## SELECT*LIFE VARIABLE ACCOUNT
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | Fidelity® VIP Contrafund® Portfolio - Initial Class | Fidelity® VIP Index 500 Portfolio - Initial Class | Fidelity® VIP Investment Grade Bond Portfolio - Initial Class | ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 130,851 | $ 5,161 | $ 17,127 | $ 1,353 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 436 | 136 | 606 | (6) |
| Total realized gain (loss) on investments and capital gains distributions | 40,421 | 257 | (225) | (42) |
| Net unrealized appreciation (depreciation) of investments | (19,234) | (153) | 184 | 178 |
| Net increase (decrease) in net assets from operations | 21,623 | 240 | 565 | 130 |
| Changes from principal transactions: | | | | |
| Premiums | 12,207 | (15) | (5) | 261 |
| Death benefits | (226) | (36) | (55) | - |
| Surrenders and withdrawals | (8,470) | (296) | (984) | (36) |
| Policy loans | (1,792) | (86) | (218) | (12) |
| Contract charges | (7,201) | (210) | (986) | (95) |
| Transfers between Divisions (including fixed account), net | (1,133) | (301) | (870) | 137 |
| Increase (decrease) in net assets derived from principal transactions | (6,615) | (944) | (3,118) | 255 |
| Total increase (decrease) in net assets | 15,008 | (704) | (2,553) | 385 |
| **Net assets at December 31, 2007** | 145,859 | 4,457 | 14,574 | 1,738 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 434 | 44 | 500 | (8) |
| Total realized gain (loss) on investments and capital gains distributions | 7,111 | 77 | (140) | 16 |
| Net unrealized appreciation (depreciation) of investments | (65,330) | (1,663) | (844) | (747) |
| Net increase (decrease) in net assets from operations | (57,785) | (1,542) | (484) | (739) |
| Changes from principal transactions: | | | | |
| Premiums | 10,209 | - | - | 232 |
| Death benefits | (223) | (8) | (31) | - |
| Surrenders and withdrawals | (7,596) | (169) | (884) | (185) |
| Policy loans | (1,579) | (53) | (145) | (38) |
| Contract charges | (6,903) | (202) | (948) | (97) |
| Transfers between Divisions (including fixed account), net | (9,993) | (85) | (651) | (165) |
| Increase (decrease) in net assets derived from principal transactions | (16,085) | (517) | (2,659) | (253) |
| Total increase (decrease) in net assets | (73,870) | (2,059) | (3,143) | (992) |
| **Net assets at December 31, 2008** | $ 71,989 | $ 2,398 | $ 11,431 | $ 746 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY
## SELECT*LIFE VARIABLE ACCOUNT
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | ING BlackRock Large Cap Growth Portfolio - Institutional Class | ING BlackRock Large Cap Value Portfolio - Institutional Class | ING Evergreen Health Sciences Portfolio - Institutional Class | ING Evergreen Omega Portfolio - Institutional Class |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 258 | $ 11,798 | $ 1,312 | $ 109,063 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (5) | (20) | (6) | (280) |
| Total realized gain (loss) on investments and capital gains distributions | 22 | 789 | 172 | 2,784 |
| Net unrealized appreciation (depreciation) of investments | (16) | (293) | (35) | 9,431 |
| Net increase (decrease) in net assets from operations | 1 | 476 | 131 | 11,935 |
| Changes from principal transactions: | | | | |
| Premiums | - | - | 285 | 10,886 |
| Death benefits | - | (22) | - | (280) |
| Surrenders and withdrawals | - | (677) | (120) | (8,754) |
| Policy loans | - | (267) | 3 | (1,462) |
| Contract charges | - | (607) | (88) | (6,683) |
| Transfers between Divisions (including fixed account), net | 993 | (474) | 533 | (4,625) |
| Increase (decrease) in net assets derived from principal transactions | 993 | (2,047) | 613 | (10,918) |
| Total increase (decrease) in net assets | 994 | (1,571) | 744 | 1,017 |
| **Net assets at December 31, 2007** | 1,252 | 10,227 | 2,056 | 110,080 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (3) | 9 | 12 | 16 |
| Total realized gain (loss) on investments and capital gains distributions | (341) | 366 | (104) | 10,824 |
| Net unrealized appreciation (depreciation) of investments | (217) | (3,606) | (816) | (39,441) |
| Net increase (decrease) in net assets from operations | (561) | (3,231) | (908) | (28,601) |
| Changes from principal transactions: | | | | |
| Premiums | - | - | - | 9,254 |
| Death benefits | - | (36) | - | (326) |
| Surrenders and withdrawals | - | (558) | - | (7,748) |
| Policy loans | - | (130) | - | (1,484) |
| Contract charges | - | (475) | - | (6,751) |
| Transfers between Divisions (including fixed account), net | 128 | (602) | 1,763 | (3,566) |
| Increase (decrease) in net assets derived from principal transactions | 128 | (1,801) | 1,763 | (10,621) |
| Total increase (decrease) in net assets | (433) | (5,032) | 855 | (39,222) |
| **Net assets at December 31, 2008** | $ 819 | $ 5,195 | $ 2,911 | $ 70,858 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY
## SELECT*LIFE VARIABLE ACCOUNT
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | ING FMR℠ Diversified Mid Cap Portfolio - Institutional Class | ING Focus 5 Portfolio - Class I | ING Franklin Templeton Founding Strategy Portfolio - Institutional Class | ING Global Real Estate Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 3,525 | $ - | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (16) | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 8 | - | - | - |
| Net unrealized appreciation (depreciation) of investments | 479 | - | - | - |
| Net increase (decrease) in net assets from operations | 471 | - | - | - |
| Changes from principal transactions: | | | | |
| Premiums | 628 | - | - | - |
| Death benefits | (19) | - | - | - |
| Surrenders and withdrawals | (282) | - | - | - |
| Policy loans | (47) | - | - | - |
| Contract charges | (217) | - | - | - |
| Transfers between Divisions (including fixed account), net | 517 | - | - | - |
| Increase (decrease) in net assets derived from principal transactions | 580 | - | - | - |
| Total increase (decrease) in net assets | 1,051 | - | - | - |
| **Net assets at December 31, 2007** | 4,576 | - | - | - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 32 | 1 | (2) | (8) |
| Total realized gain (loss) on investments and capital gains distributions | (47) | (1) | (86) | (224) |
| Net unrealized appreciation (depreciation) of investments | (2,404) | (17) | (2) | (1,346) |
| Net increase (decrease) in net assets from operations | (2,419) | (17) | (90) | (1,578) |
| Changes from principal transactions: | | | | |
| Premiums | 751 | 24 | 64 | 115 |
| Death benefits | (14) | - | - | (11) |
| Surrenders and withdrawals | (126) | - | (1) | (41) |
| Policy loans | (131) | - | - | (2) |
| Contract charges | (311) | (3) | (15) | (99) |
| Transfers between Divisions (including fixed account), net | 1,273 | 31 | 590 | 4,724 |
| Increase (decrease) in net assets derived from principal transactions | 1,442 | 52 | 638 | 4,686 |
| Total increase (decrease) in net assets | (977) | 35 | 548 | 3,108 |
| **Net assets at December 31, 2008** | $ 3,599 | $ 35 | $ 548 | $ 3,108 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY
## SELECT*LIFE VARIABLE ACCOUNT
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | ING Global Resources Portfolio - Institutional Class | ING International Growth Opportunities Portfolio - Service Class | ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class | ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 9,885 | $ 798 | $ 1,971 | $ 38,672 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (62) | 3 | 21 | (118) |
| Total realized gain (loss) on investments and capital gains distributions | 1,709 | 154 | 435 | 3,117 |
| Net unrealized appreciation (depreciation) of investments | 1,736 | (32) | 1,205 | (3,603) |
| Net increase (decrease) in net assets from operations | 3,383 | 125 | 1,661 | (604) |
| Changes from principal transactions: | | | | |
| Premiums | 1,350 | - | 548 | 4,177 |
| Death benefits | (23) | - | (1) | (78) |
| Surrenders and withdrawals | (490) | (8) | (375) | (2,542) |
| Policy loans | (106) | (4) | (29) | (572) |
| Contract charges | (612) | (42) | (241) | (2,078) |
| Transfers between Divisions (including fixed account), net | 1,736 | (142) | 5,264 | (2,755) |
| Increase (decrease) in net assets derived from principal transactions | 1,855 | (196) | 5,166 | (3,848) |
| Total increase (decrease) in net assets | 5,238 | (71) | 6,827 | (4,452) |
| **Net assets at December 31, 2007** | 15,123 | 727 | 8,798 | 34,220 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 193 | 3 | 137 | 64 |
| Total realized gain (loss) on investments and capital gains distributions | 1,933 | 59 | 435 | 2,161 |
| Net unrealized appreciation (depreciation) of investments | (9,354) | (404) | (4,976) | (11,903) |
| Net increase (decrease) in net assets from operations | (7,228) | (342) | (4,404) | (9,678) |
| Changes from principal transactions: | | | | |
| Premiums | 1,793 | - | 800 | 3,243 |
| Death benefits | (75) | - | (19) | (139) |
| Surrenders and withdrawals | (517) | (25) | (349) | (1,974) |
| Policy loans | (233) | (4) | (62) | (316) |
| Contract charges | (863) | (32) | (397) | (1,886) |
| Transfers between Divisions (including fixed account), net | 1,839 | (67) | (678) | (2,068) |
| Increase (decrease) in net assets derived from principal transactions | 1,944 | (128) | (705) | (3,140) |
| Total increase (decrease) in net assets | (5,284) | (470) | (5,109) | (12,818) |
| **Net assets at December 31, 2008** | $ 9,839 | $ 257 | $ 3,689 | $ 21,402 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY
## SELECT*LIFE VARIABLE ACCOUNT
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | ING JPMorgan Value Opportunities Portfolio - Institutional Class | ING Julius Baer Foreign Portfolio - Institutional Class | ING Legg Mason Value Portfolio - Institutional Class | ING LifeStyle Aggressive Growth Portfolio - Institutional Class |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 44,858 | $ 10,259 | $ 5,632 | $ 2,722 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 400 | (51) | (40) | 2 |
| Total realized gain (loss) on investments and capital gains distributions | 3,713 | 1,714 | 535 | 277 |
| Net unrealized appreciation (depreciation) of investments | (4,586) | 277 | (748) | (329) |
| Net increase (decrease) in net assets from operations | (473) | 1,940 | (253) | (50) |
| Changes from principal transactions: | | | | |
| Premiums | 3,519 | 1,796 | 817 | 1,373 |
| Death benefits | (229) | (50) | (26) | - |
| Surrenders and withdrawals | (2,649) | (371) | (196) | (1,225) |
| Policy loans | (681) | (105) | (31) | (23) |
| Contract charges | (2,668) | (787) | (257) | (343) |
| Transfers between Divisions (including fixed account), net | (1,131) | 4,156 | (1,363) | 3,838 |
| Increase (decrease) in net assets derived from principal transactions | (3,839) | 4,639 | (1,056) | 3,620 |
| Total increase (decrease) in net assets | (4,312) | 6,579 | (1,309) | 3,570 |
| **Net assets at December 31, 2007** | 40,546 | 16,838 | 4,323 | 6,292 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,050 | (91) | (10) | 86 |
| Total realized gain (loss) on investments and capital gains distributions | 2,932 | 1,515 | (255) | 349 |
| Net unrealized appreciation (depreciation) of investments | (19,088) | (9,548) | (1,728) | (3,424) |
| Net increase (decrease) in net assets from operations | (15,106) | (8,124) | (1,993) | (2,989) |
| Changes from principal transactions: | | | | |
| Premiums | 3,093 | 2,221 | 442 | 1,312 |
| Death benefits | (186) | (149) | (15) | - |
| Surrenders and withdrawals | (2,583) | (752) | (139) | (115) |
| Policy loans | (304) | (242) | (121) | 22 |
| Contract charges | (2,421) | (979) | (163) | (491) |
| Transfers between Divisions (including fixed account), net | (1,193) | 1,715 | (994) | 276 |
| Increase (decrease) in net assets derived from principal transactions | (3,594) | 1,814 | (990) | 1,004 |
| Total increase (decrease) in net assets | (18,700) | (6,310) | (2,983) | (1,985) |
| **Net assets at December 31, 2008** | $ 21,846 | $ 10,528 | $ 1,340 | $ 4,307 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY
## SELECT*LIFE VARIABLE ACCOUNT
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | ING LifeStyle Growth Portfolio - Institutional Class | ING LifeStyle Moderate Growth Portfolio - Institutional Class | ING LifeStyle Moderate Portfolio - Institutional Class | ING Limited Maturity Bond Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 7,831 | $ 2,735 | $ 698 | $ 14,188 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 52 | 29 | 11 | 213 |
| Total realized gain (loss) on investments and capital gains distributions | 381 | 137 | 35 | 12 |
| Net unrealized appreciation (depreciation) of investments | (202) | (17) | - | 525 |
| Net increase (decrease) in net assets from operations | 231 | 149 | 46 | 750 |
| Changes from principal transactions: | | | | |
| Premiums | 2,456 | 1,158 | 311 | 2,147 |
| Death benefits | (2) | (5) | - | (21) |
| Surrenders and withdrawals | (181) | (60) | (42) | (820) |
| Policy loans | (180) | (31) | (7) | (156) |
| Contract charges | (782) | (272) | (82) | (919) |
| Transfers between Divisions (including fixed account), net | 6,755 | 3,051 | 704 | 193 |
| Increase (decrease) in net assets derived from principal transactions | 8,066 | 3,841 | 884 | 424 |
| Total increase (decrease) in net assets | 8,297 | 3,990 | 930 | 1,174 |
| **Net assets at December 31, 2007** | 16,128 | 6,725 | 1,628 | 15,362 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 164 | 86 | 88 | 1,022 |
| Total realized gain (loss) on investments and capital gains distributions | 227 | 48 | 33 | 78 |
| Net unrealized appreciation (depreciation) of investments | (5,971) | (2,204) | (1,653) | (1,317) |
| Net increase (decrease) in net assets from operations | (5,580) | (2,070) | (1,532) | (217) |
| Changes from principal transactions: | | | | |
| Premiums | 2,205 | 851 | 798 | 2,769 |
| Death benefits | - | - | - | (112) |
| Surrenders and withdrawals | (232) | (358) | (429) | (1,160) |
| Policy loans | (5) | (24) | (93) | (327) |
| Contract charges | (922) | (404) | (356) | (1,308) |
| Transfers between Divisions (including fixed account), net | (2,586) | (147) | 5,140 | 5,464 |
| Increase (decrease) in net assets derived from principal transactions | (1,540) | (82) | 5,060 | 5,326 |
| Total increase (decrease) in net assets | (7,120) | (2,152) | 3,528 | 5,109 |
| **Net assets at December 31, 2008** | $ 9,008 | $ 4,573 | $ 5,156 | $ 20,471 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY
## SELECT*LIFE VARIABLE ACCOUNT
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | ING Liquid Assets Portfolio - Institutional Class | ING Lord Abbett Affiliated Portfolio - Institutional Class | ING Marsico Growth Portfolio - Institutional Class | ING Marsico International Opportunities Portfolio - Institutional Class |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 50,723 | $ 234 | $ 5,393 | $ 34,862 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2,317 | 3 | (39) | 216 |
| Total realized gain (loss) on investments and capital gains distributions | - | 6 | 603 | 4,292 |
| Net unrealized appreciation (depreciation) of investments | - | - | 196 | 1,809 |
| Net increase (decrease) in net assets from operations | 2,317 | 9 | 760 | 6,317 |
| Changes from principal transactions: | | | | |
| Premiums | 15,492 | - | 921 | 2,647 |
| Death benefits | (270) | - | (5) | (35) |
| Surrenders and withdrawals | (6,429) | (5) | (262) | (2,261) |
| Policy loans | (391) | (2) | (33) | (477) |
| Contract charges | (4,132) | (12) | (319) | (1,916) |
| Transfers between Divisions (including fixed account), net | (3,301) | (32) | 23 | (1,377) |
| Increase (decrease) in net assets derived from principal transactions | 969 | (51) | 325 | (3,419) |
| Total increase (decrease) in net assets | 3,286 | (42) | 1,085 | 2,898 |
| **Net assets at December 31, 2007** | 54,009 | 192 | 6,478 | 37,760 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,196 | 4 | 10 | 182 |
| Total realized gain (loss) on investments and capital gains distributions | - | 15 | 10 | 3,526 |
| Net unrealized appreciation (depreciation) of investments | - | (86) | (2,239) | (20,585) |
| Net increase (decrease) in net assets from operations | 1,196 | (67) | (2,219) | (16,877) |
| Changes from principal transactions: | | | | |
| Premiums | 14,832 | - | 741 | 2,257 |
| Death benefits | (264) | - | (1) | (181) |
| Surrenders and withdrawals | (7,648) | (7) | (321) | (2,231) |
| Policy loans | (1,116) | (1) | (83) | (254) |
| Contract charges | (4,796) | (10) | (292) | (1,767) |
| Transfers between Divisions (including fixed account), net | 9,808 | - | (1,462) | (2,800) |
| Increase (decrease) in net assets derived from principal transactions | 10,816 | (18) | (1,418) | (4,976) |
| Total increase (decrease) in net assets | 12,012 | (85) | (3,637) | (21,853) |
| **Net assets at December 31, 2008** | $ 66,021 | $ 107 | $ 2,841 | $ 15,907 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY
## SELECT*LIFE VARIABLE ACCOUNT
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | ING MFS Total Return Portfolio - Institutional Class | ING MFS Utilities Portfolio - Institutional Class | ING MFS Utilities Portfolio - Service Class | ING Mid Cap Growth Portfolio - Institutional Class |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 3,300 | $ 2,547 | $ 1,955 | $ 2,269 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 68 | 11 | 6 | (11) |
| Total realized gain (loss) on investments and capital gains distributions | 223 | 468 | 405 | 88 |
| Net unrealized appreciation (depreciation) of investments | (154) | 373 | 141 | (47) |
| Net increase (decrease) in net assets from operations | 137 | 852 | 552 | 30 |
| Changes from principal transactions: | | | | |
| Premiums | 791 | 196 | 274 | (10) |
| Death benefits | (1) | (7) | - | (1) |
| Surrenders and withdrawals | (121) | (188) | (39) | (130) |
| Policy loans | (30) | (54) | (21) | (23) |
| Contract charges | (252) | (208) | (137) | (118) |
| Transfers between Divisions (including fixed account), net | (185) | 1,602 | 343 | (123) |
| Increase (decrease) in net assets derived from principal transactions | 202 | 1,341 | 420 | (405) |
| Total increase (decrease) in net assets | 339 | 2,193 | 972 | (375) |
| **Net assets at December 31, 2007** | 3,639 | 4,740 | 2,927 | 1,894 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 425 | 132 | 71 | (3) |
| Total realized gain (loss) on investments and capital gains distributions | 338 | 734 | 341 | 73 |
| Net unrealized appreciation (depreciation) of investments | (2,363) | (2,779) | (1,576) | (243) |
| Net increase (decrease) in net assets from operations | (1,600) | (1,913) | (1,164) | (173) |
| Changes from principal transactions: | | | | |
| Premiums | 1,430 | 255 | 397 | - |
| Death benefits | - | (15) | (16) | - |
| Surrenders and withdrawals | (126) | (261) | (106) | (32) |
| Policy loans | (95) | (20) | (31) | (5) |
| Contract charges | (463) | (264) | (195) | (31) |
| Transfers between Divisions (including fixed account), net | 4,117 | 465 | 6 | (1,653) |
| Increase (decrease) in net assets derived from principal transactions | 4,863 | 160 | 55 | (1,721) |
| Total increase (decrease) in net assets | 3,263 | (1,753) | (1,109) | (1,894) |
| **Net assets at December 31, 2008** | $ 6,902 | $ 2,987 | $ 1,818 | $ - |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY
## SELECT*LIFE VARIABLE ACCOUNT
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | ING Oppenheimer Main Street Portfolio® - Institutional Class | ING PIMCO Core Bond Portfolio - Institutional Class | ING Pioneer Fund Portfolio - Institutional Class | ING Pioneer Mid Cap Value Portfolio - Institutional Class |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 455 | $ - | $ 244 | $ 6,611 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 3 | - | 4 | 12 |
| Total realized gain (loss) on investments and capital gains distributions | 18 | - | 22 | 711 |
| Net unrealized appreciation (depreciation) of investments | (10) | - | (11) | (432) |
| Net increase (decrease) in net assets from operations | 11 | - | 15 | 291 |
| Changes from principal transactions: | | | | |
| Premiums | 92 | - | - | 1,104 |
| Death benefits | - | - | - | (2) |
| Surrenders and withdrawals | (123) | - | - | (251) |
| Policy loans | (3) | - | - | (130) |
| Contract charges | (31) | - | - | (437) |
| Transfers between Divisions (including fixed account), net | 237 | - | 23 | 298 |
| Increase (decrease) in net assets derived from principal transactions | 172 | - | 23 | 582 |
| Total increase (decrease) in net assets | 183 | - | 38 | 873 |
| **Net assets at December 31, 2007** | 638 | - | 282 | 7,484 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 18 | 16 | 9 | 98 |
| Total realized gain (loss) on investments and capital gains distributions | (77) | (28) | (1) | 392 |
| Net unrealized appreciation (depreciation) of investments | (224) | 99 | (116) | (2,936) |
| Net increase (decrease) in net assets from operations | (283) | 87 | (108) | (2,446) |
| Changes from principal transactions: | | | | |
| Premiums | 101 | 201 | - | 899 |
| Death benefits | (1) | - | - | (59) |
| Surrenders and withdrawals | (91) | (84) | - | (363) |
| Policy loans | (3) | (32) | - | (99) |
| Contract charges | (45) | (75) | - | (445) |
| Transfers between Divisions (including fixed account), net | 281 | 3,416 | 33 | (93) |
| Increase (decrease) in net assets derived from principal transactions | 242 | 3,426 | 33 | (160) |
| Total increase (decrease) in net assets | (41) | 3,513 | (75) | (2,606) |
| **Net assets at December 31, 2008** | $ 597 | $ 3,513 | $ 207 | $ 4,878 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY
## SELECT*LIFE VARIABLE ACCOUNT
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | ING Stock Index Portfolio - Institutional Class | ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class | ING T. Rowe Price Equity Income Portfolio - Institutional Class | ING UBS U.S. Allocation Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 97,438 | $ 39,681 | $ 10,431 | $ 32 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 987 | 636 | 108 | 5 |
| Total realized gain (loss) on investments and capital gains distributions | 5,507 | 5,037 | 916 | 3 |
| Net unrealized appreciation (depreciation) of investments | (1,953) | (4,043) | (761) | (7) |
| Net increase (decrease) in net assets from operations | 4,541 | 1,630 | 263 | 1 |
| Changes from principal transactions: | | | | |
| Premiums | 10,607 | 5,952 | 1,450 | 44 |
| Death benefits | (238) | (100) | (219) | - |
| Surrenders and withdrawals | (6,483) | (1,690) | (499) | - |
| Policy loans | (1,163) | (542) | (104) | - |
| Contract charges | (6,362) | (2,700) | (642) | (12) |
| Transfers between Divisions (including fixed account), net | (2,480) | 8,380 | 225 | 1 |
| Increase (decrease) in net assets derived from principal transactions | (6,119) | 9,300 | 211 | 33 |
| Total increase (decrease) in net assets | (1,578) | 10,930 | 474 | 34 |
| **Net assets at December 31, 2007** | 95,860 | 50,611 | 10,905 | 66 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2,316 | 2,239 | 426 | 2 |
| Total realized gain (loss) on investments and capital gains distributions | 1,314 | 4,935 | 601 | (10) |
| Net unrealized appreciation (depreciation) of investments | (37,704) | (23,787) | (5,307) | 4 |
| Net increase (decrease) in net assets from operations | (34,074) | (16,613) | (4,280) | (4) |
| Changes from principal transactions: | | | | |
| Premiums | 8,994 | 6,420 | 1,509 | 6 |
| Death benefits | (334) | (523) | (170) | - |
| Surrenders and withdrawals | (5,053) | (2,909) | (483) | - |
| Policy loans | (1,097) | (664) | (100) | - |
| Contract charges | (5,990) | (3,515) | (665) | (3) |
| Transfers between Divisions (including fixed account), net | (3,623) | 10,457 | 945 | (65) |
| Increase (decrease) in net assets derived from principal transactions | (7,103) | 9,266 | 1,036 | (62) |
| Total increase (decrease) in net assets | (41,177) | (7,347) | (3,244) | (66) |
| **Net assets at December 31, 2008** | $ 54,683 | $ 43,264 | $ 7,661 | $ - |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY
## SELECT*LIFE VARIABLE ACCOUNT
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | ING Van Kampen Capital Growth Portfolio - Institutional Class | ING Van Kampen Growth and Income Portfolio - Service Class | ING Van Kampen Large Cap Growth Portfolio - Institutional Class | ING Van Kampen Real Estate Portfolio - Institutional Class |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 19,686 | $ 16,308 | $ 150,825 | $ 9,468 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (114) | 135 | (590) | 61 |
| Total realized gain (loss) on investments and capital gains distributions | 1,596 | 957 | 1,463 | 1,645 |
| Net unrealized appreciation (depreciation) of investments | 2,246 | (759) | 3,795 | (2,897) |
| Net increase (decrease) in net assets from operations | 3,728 | 333 | 4,668 | (1,191) |
| Changes from principal transactions: | | | | |
| Premiums | - | 1,700 | 13,880 | - |
| Death benefits | (72) | (61) | (556) | (11) |
| Surrenders and withdrawals | (1,143) | (1,101) | (11,133) | (331) |
| Policy loans | (332) | (176) | (1,628) | (202) |
| Contract charges | (1,329) | (989) | (8,869) | (463) |
| Transfers between Divisions (including fixed account), net | (920) | (1,337) | (8,582) | (2,364) |
| Increase (decrease) in net assets derived from principal transactions | (3,796) | (1,964) | (16,888) | (3,371) |
| Total increase (decrease) in net assets | (68) | (1,631) | (12,220) | (4,562) |
| **Net assets at December 31, 2007** | 19,618 | 14,677 | 138,605 | 4,906 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (349) | 377 | 450 | 38 |
| Total realized gain (loss) on investments and capital gains distributions | 4,211 | (199) | (1,908) | 329 |
| Net unrealized appreciation (depreciation) of investments | (69,093) | (4,698) | (5,715) | (1,767) |
| Net increase (decrease) in net assets from operations | (65,231) | (4,520) | (7,173) | (1,400) |
| Changes from principal transactions: | | | | |
| Premiums | 7,711 | 1,383 | 4,126 | - |
| Death benefits | (283) | (16) | (124) | (17) |
| Surrenders and withdrawals | (6,414) | (828) | (3,074) | (279) |
| Policy loans | (1,294) | (140) | (630) | (128) |
| Contract charges | (6,511) | (923) | (2,697) | (270) |
| Transfers between Divisions (including fixed account), net | 123,024 | (953) | (129,033) | (792) |
| Increase (decrease) in net assets derived from principal transactions | 116,233 | (1,477) | (131,432) | (1,486) |
| Total increase (decrease) in net assets | 51,002 | (5,997) | (138,605) | (2,886) |
| **Net assets at December 31, 2008** | $ 70,620 | $ 8,680 | $ - | $ 2,020 |

*The accompanying notes are an integral part of these financial statements.*

47

# RELIASTAR LIFE INSURANCE COMPANY
## SELECT*LIFE VARIABLE ACCOUNT
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | ING VP Index Plus International Equity Portfolio - Service Class | ING Wells Fargo Small Cap Disciplined Portfolio - Institutional Class | ING American Century Large Company Value Portfolio - Initial Class | ING American Century Small-Mid Cap Value Portfolio - Initial Class |
|---|---|---|---|---|
| Net assets at January 1, 2007 | $ 10,710 | $ 10,877 | $ 556 | $ 886 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (67) | (60) | 2 | - |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 256 | 209 | 55 | 99 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 631 | (528) | (66) | (113) |
| Net increase (decrease) in net assets from operations | 820 | (379) | (9) | (14) |
| Changes from principal transactions: | | | | |
| Premiums | 128 | 1,293 | - | - |
| Death benefits | (77) | (14) | - | - |
| Surrenders and withdrawals | (810) | (617) | (19) | (17) |
| Policy loans | (118) | (167) | - | (4) |
| Contract charges | (516) | (630) | (19) | (31) |
| Transfers between Divisions | | | | |
| (including fixed account), net | 428 | (1,290) | (192) | (231) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (965) | (1,425) | (230) | (283) |
| Total increase (decrease) in net assets | (145) | (1,804) | (239) | (297) |
| **Net assets at December 31, 2007** | 10,565 | 9,073 | 317 | 589 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 452 | 59 | 28 | 2 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | (856) | 660 | 67 | 39 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | (3,773) | (3,527) | (200) | (184) |
| Net increase (decrease) in net assets from operations | (4,177) | (2,808) | (105) | (143) |
| Changes from principal transactions: | | | | |
| Premiums | 135 | 1,041 | - | - |
| Death benefits | (17) | (31) | - | (2) |
| Surrenders and withdrawals | (575) | (471) | (26) | (26) |
| Policy loans | (79) | (166) | - | (1) |
| Contract charges | (471) | (558) | (12) | (24) |
| Transfers between Divisions | | | | |
| (including fixed account), net | (133) | (624) | (16) | (34) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (1,140) | (809) | (54) | (87) |
| Total increase (decrease) in net assets | (5,317) | (3,617) | (159) | (230) |
| **Net assets at December 31, 2008** | $ 5,248 | $ 5,456 | $ 158 | $ 359 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY
## SELECT*LIFE VARIABLE ACCOUNT
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | ING Baron Small Cap Growth Portfolio - Initial Class | ING Columbia Small Cap Value II Portfolio - Initial Class | ING JPMorgan Mid Cap Value Portfolio - Initial Class | ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 4,438 | $ 4,467 | $ 9,804 | $ 320 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (33) | (22) | 12 | (2) |
| Total realized gain (loss) on investments and capital gains distributions | 431 | 302 | 1,087 | 16 |
| Net unrealized appreciation (depreciation) of investments | (130) | (151) | (901) | (20) |
| Net increase (decrease) in net assets from operations | 268 | 129 | 198 | (6) |
| Changes from principal transactions: | | | | |
| Premiums | 862 | 693 | 1,716 | - |
| Death benefits | - | (1) | (31) | - |
| Surrenders and withdrawals | (188) | (168) | (387) | (6) |
| Policy loans | (38) | (67) | (116) | (1) |
| Contract charges | (309) | (244) | (625) | (21) |
| Transfers between Divisions (including fixed account), net | 1,460 | (201) | (367) | (35) |
| Increase (decrease) in net assets derived from principal transactions | 1,787 | 12 | 190 | (63) |
| Total increase (decrease) in net assets | 2,055 | 141 | 388 | (69) |
| **Net assets at December 31, 2007** | 6,493 | 4,608 | 10,192 | 251 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (27) | (14) | 171 | (1) |
| Total realized gain (loss) on investments and capital gains distributions | (191) | (98) | 467 | - |
| Net unrealized appreciation (depreciation) of investments | (2,373) | (1,721) | (3,975) | (84) |
| Net increase (decrease) in net assets from operations | (2,591) | (1,833) | (3,337) | (85) |
| Changes from principal transactions: | | | | |
| Premiums | 695 | 706 | 1,482 | - |
| Death benefits | (9) | (8) | (13) | - |
| Surrenders and withdrawals | (154) | (293) | (486) | (8) |
| Policy loans | (50) | (47) | (115) | (3) |
| Contract charges | (321) | (278) | (595) | (14) |
| Transfers between Divisions (including fixed account), net | (636) | 731 | (691) | (24) |
| Increase (decrease) in net assets derived from principal transactions | (475) | 811 | (418) | (49) |
| Total increase (decrease) in net assets | (3,066) | (1,022) | (3,755) | (134) |
| **Net assets at December 31, 2008** | $ 3,427 | $ 3,586 | $ 6,437 | $ 117 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY
## SELECT*LIFE VARIABLE ACCOUNT
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | ING Lord Abbett U.S. Government Securities Portfolio - Initial Class | ING Neuberger Berman Partners Portfolio - Initial Class | ING Neuberger Berman Regency Portfolio - Initial Class | ING Oppenheimer Global Portfolio - Initial Class |
|---|---|---|---|---|
| Net assets at January 1, 2007 | $ 56 | $ 37 | $ 40 | $ 57,700 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 6 | (1) | 2 | 258 |
| Total realized gain (loss) on investments and capital gains distributions | (1) | 31 | 16 | 4,076 |
| Net unrealized appreciation (depreciation) of investments | - | (35) | (38) | (933) |
| Net increase (decrease) in net assets from operations | 5 | (5) | (20) | 3,401 |
| Changes from principal transactions: | | | | |
| Premiums | 10 | 96 | 77 | 6,566 |
| Death benefits | (3) | - | - | (108) |
| Surrenders and withdrawals | (11) | (24) | (15) | (4,280) |
| Policy loans | - | - | - | (942) |
| Contract charges | (4) | (26) | (20) | (3,490) |
| Transfers between Divisions (including fixed account), net | 68 | 540 | 372 | (1,107) |
| Increase (decrease) in net assets derived from principal transactions | 60 | 586 | 414 | (3,361) |
| Total increase (decrease) in net assets | 65 | 581 | 394 | 40 |
| **Net assets at December 31, 2007** | 121 | 618 | 434 | 57,740 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 11 | (4) | - | 860 |
| Total realized gain (loss) on investments and capital gains distributions | (10) | (189) | (43) | 3,961 |
| Net unrealized appreciation (depreciation) of investments | 2 | (378) | 34 | (28,877) |
| Net increase (decrease) in net assets from operations | 3 | (571) | (9) | (24,056) |
| Changes from principal transactions: | | | | |
| Premiums | 14 | 82 | 24 | 6,170 |
| Death benefits | - | - | - | (159) |
| Surrenders and withdrawals | (1) | (19) | (3) | (3,382) |
| Policy loans | 5 | (7) | - | (597) |
| Contract charges | (11) | (50) | (10) | (3,369) |
| Transfers between Divisions (including fixed account), net | (131) | 418 | (436) | 2,508 |
| Increase (decrease) in net assets derived from principal transactions | (124) | 424 | (425) | 1,171 |
| Total increase (decrease) in net assets | (121) | (147) | (434) | (22,885) |
| **Net assets at December 31, 2008** | $ - | $ 471 | $ - | $ 34,855 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY
## SELECT*LIFE VARIABLE ACCOUNT
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | ING Oppenheimer Strategic Income Portfolio - Service Class | ING PIMCO Total Return Portfolio - Initial Class | ING Pioneer High Yield Portfolio - Initial Class | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 2,338 | $ 5,737 | $ - | $ 70,799 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 148 | 224 | - | (307) |
| Total realized gain (loss) on investments and capital gains distributions | 76 | 14 | - | 8,958 |
| Net unrealized appreciation (depreciation) of investments | 57 | 424 | - | 70 |
| Net increase (decrease) in net assets from operations | 281 | 662 | - | 8,721 |
| Changes from principal transactions: | | | | |
| Premiums | 600 | 1,092 | - | 8,010 |
| Death benefits | (3) | (6) | - | (141) |
| Surrenders and withdrawals | (91) | (253) | - | (5,489) |
| Policy loans | (14) | (54) | - | (1,203) |
| Contract charges | (242) | (414) | - | (4,456) |
| Transfers between Divisions (including fixed account), net | 2,210 | 2,102 | - | (4,174) |
| Increase (decrease) in net assets derived from principal transactions | 2,460 | 2,467 | - | (7,453) |
| Total increase (decrease) in net assets | 2,741 | 3,129 | - | 1,268 |
| **Net assets at December 31, 2007** | 5,079 | 8,866 | - | 72,067 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 423 | 400 | 461 | (69) |
| Total realized gain (loss) on investments and capital gains distributions | (69) | 390 | (382) | 9,035 |
| Net unrealized appreciation (depreciation) of investments | (2,177) | (928) | (4,927) | (37,926) |
| Net increase (decrease) in net assets from operations | (1,823) | (138) | (4,848) | (28,960) |
| Changes from principal transactions: | | | | |
| Premiums | 1,635 | 423 | 19 | 6,372 |
| Death benefits | (98) | (226) | (10) | (206) |
| Surrenders and withdrawals | (284) | (767) | (408) | (4,287) |
| Policy loans | (114) | (128) | (89) | (947) |
| Contract charges | (581) | (599) | (429) | (4,145) |
| Transfers between Divisions (including fixed account), net | 5,515 | 414 | 18,048 | (3,793) |
| Increase (decrease) in net assets derived from principal transactions | 6,073 | (883) | 17,131 | (7,006) |
| Total increase (decrease) in net assets | 4,250 | (1,021) | 12,283 | (35,966) |
| **Net assets at December 31, 2008** | $ 9,329 | $ 7,845 | $ 12,283 | $ 36,101 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY
## SELECT*LIFE VARIABLE ACCOUNT
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | ING UBS U.S. Large Cap Equity Portfolio - Initial Class | ING Van Kampen Comstock Portfolio - Initial Class | ING Van Kampen Equity and Income Portfolio - Initial Class | ING VP Strategic Allocation Conservative Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 7,204 | $ 9,506 | $ 1,862 | $ 72 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 8 | 91 | 33 | 2 |
| Total realized gain (loss) on investments and capital gains distributions | 176 | 570 | 154 | 2 |
| Net unrealized appreciation (depreciation) of investments | (141) | (924) | (146) | - |
| Net increase (decrease) in net assets from operations | 43 | (263) | 41 | 4 |
| Changes from principal transactions: | | | | |
| Premiums | 812 | 1,620 | 281 | - |
| Death benefits | (9) | (28) | (3) | - |
| Surrenders and withdrawals | (382) | (292) | (47) | - |
| Policy loans | (159) | (128) | (1) | - |
| Contract charges | (434) | (528) | (98) | (6) |
| Transfers between Divisions (including fixed account), net | (8) | (329) | (16) | (6) |
| Increase (decrease) in net assets derived from principal transactions | (180) | 315 | 116 | (12) |
| Total increase (decrease) in net assets | (137) | 52 | 157 | (8) |
| **Net assets at December 31, 2007** | 7,067 | 9,558 | 2,019 | 64 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 103 | 271 | 90 | 2 |
| Total realized gain (loss) on investments and capital gains distributions | 52 | 153 | 59 | 2 |
| Net unrealized appreciation (depreciation) of investments | (2,897) | (3,558) | (660) | (16) |
| Net increase (decrease) in net assets from operations | (2,742) | (3,134) | (511) | (12) |
| Changes from principal transactions: | | | | |
| Premiums | 640 | 1,212 | 330 | - |
| Death benefits | (20) | (5) | - | - |
| Surrenders and withdrawals | (431) | (359) | (69) | (2) |
| Policy loans | (90) | (122) | (18) | - |
| Contract charges | (399) | (436) | (133) | (5) |
| Transfers between Divisions (including fixed account), net | (223) | (1,524) | 47 | (11) |
| Increase (decrease) in net assets derived from principal transactions | (523) | (1,234) | 157 | (18) |
| Total increase (decrease) in net assets | (3,265) | (4,368) | (354) | (30) |
| **Net assets at December 31, 2008** | $ 3,802 | $ 5,190 | $ 1,665 | $ 34 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY
## SELECT\*LIFE VARIABLE ACCOUNT
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | ING VP Strategic Allocation Growth Portfolio - Class I | ING VP Strategic Allocation Moderate Portfolio - Class I | ING VP Growth and Income Portfolio - Class I | ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 1,833 | $ 930 | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 22 | 16 | 26 | - |
| Total realized gain (loss) on investments and capital gains distributions | 138 | 49 | 1 | - |
| Net unrealized appreciation (depreciation) of investments | (82) | (20) | 2 | - |
| Net increase (decrease) in net assets from operations | 78 | 45 | 29 | - |
| Changes from principal transactions: | | | | |
| Premiums | - | - | - | - |
| Death benefits | - | (73) | - | - |
| Surrenders and withdrawals | (31) | (20) | (11) | - |
| Policy loans | (6) | - | (2) | - |
| Contract charges | (65) | (49) | (17) | - |
| Transfers between Divisions (including fixed account), net | (213) | (13) | 1,973 | - |
| Increase (decrease) in net assets derived from principal transactions | (315) | (155) | 1,943 | - |
| Total increase (decrease) in net assets | (237) | (110) | 1,972 | - |
| **Net assets at December 31, 2007** | 1,596 | 820 | 1,972 | - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 18 | 17 | 13 | 8 |
| Total realized gain (loss) on investments and capital gains distributions | 68 | 32 | (59) | (14) |
| Net unrealized appreciation (depreciation) of investments | (479) | (294) | (629) | 15 |
| Net increase (decrease) in net assets from operations | (393) | (245) | (675) | 9 |
| Changes from principal transactions: | | | | |
| Premiums | - | - | - | 43 |
| Death benefits | - | - | (3) | - |
| Surrenders and withdrawals | (374) | (3) | (99) | (5) |
| Policy loans | (1) | (1) | (14) | (14) |
| Contract charges | (38) | (40) | (101) | (18) |
| Transfers between Divisions (including fixed account), net | (221) | (71) | (72) | 500 |
| Increase (decrease) in net assets derived from principal transactions | (634) | (115) | (289) | 506 |
| Total increase (decrease) in net assets | (1,027) | (360) | (964) | 515 |
| **Net assets at December 31, 2008** | $ 569 | $ 460 | $ 1,008 | $ 515 |

*The accompanying notes are an integral part of these financial statements.*

**RELIASTAR LIFE INSURANCE COMPANY**
**SELECT\*LIFE VARIABLE ACCOUNT**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2008 and 2007**
*(Dollars in thousands)*

| | ING Opportunistic Large Cap Value Portfolio - Class I | ING Russell™ Small Cap Index Portfolio - Class I | ING VP Index Plus LargeCap Portfolio - Class I | ING VP Index Plus MidCap Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 2,092 | $ - | $ 2,578 | $ 14,578 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 25 | - | 17 | 13 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 65 | - | 391 | 1,709 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | (28) | - | (288) | (967) |
| Net increase (decrease) in net assets from operations | 62 | - | 120 | 755 |
| Changes from principal transactions: | | | | |
| Premiums | - | - | 464 | 1,906 |
| Death benefits | (6) | - | (81) | (80) |
| Surrenders and withdrawals | (89) | - | (134) | (578) |
| Policy loans | (30) | - | (30) | (117) |
| Contract charges | (121) | - | (190) | (792) |
| Transfers between Divisions | | | | |
| (including fixed account), net | (155) | - | 25 | (189) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (401) | - | 54 | 150 |
| Total increase (decrease) in net assets | (339) | - | 174 | 905 |
| **Net assets at December 31, 2007** | 1,753 | - | 2,752 | 15,483 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 22 | 2 | 45 | 102 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 162 | (3) | (556) | (555) |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | (737) | (26) | (782) | (5,242) |
| Net increase (decrease) in net assets from operations | (553) | (27) | (1,293) | (5,695) |
| Changes from principal transactions: | | | | |
| Premiums | - | 5 | 465 | 1,678 |
| Death benefits | (3) | - | - | (13) |
| Surrenders and withdrawals | (117) | - | (65) | (637) |
| Policy loans | (23) | - | (52) | (118) |
| Contract charges | (92) | (3) | (201) | (756) |
| Transfers between Divisions | | | | |
| (including fixed account), net | (88) | 227 | 562 | (726) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (323) | 229 | 709 | (572) |
| Total increase (decrease) in net assets | (876) | 202 | (584) | (6,267) |
| **Net assets at December 31, 2008** | $ 877 | $ 202 | $ 2,168 | $ 9,216 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY
## SELECT*LIFE VARIABLE ACCOUNT
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | ING VP Index Plus SmallCap Portfolio - Class I | ING VP High Yield Bond Portfolio - Class I | ING VP International Value Portfolio - Class I | ING VP MidCap Opportunities Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 14,007 | $ 23,182 | $ 31,100 | $ 17,509 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (37) | 1,685 | 321 | (98) |
| Total realized gain (loss) on investments and capital gains distributions | 2,104 | 114 | 7,123 | 1,185 |
| Net unrealized appreciation (depreciation) of investments | (3,032) | (1,495) | (3,920) | 2,802 |
| Net increase (decrease) in net assets from operations | (965) | 304 | 3,524 | 3,889 |
| Changes from principal transactions: | | | | |
| Premiums | 1,665 | 2,458 | (15) | (1) |
| Death benefits | (57) | (60) | (249) | (52) |
| Surrenders and withdrawals | (469) | (1,261) | (1,817) | (1,206) |
| Policy loans | (105) | (365) | (379) | (319) |
| Contract charges | (688) | (1,516) | (1,267) | (1,139) |
| Transfers between Divisions (including fixed account), net | (282) | (515) | (3,741) | (1,211) |
| Increase (decrease) in net assets derived from principal transactions | 64 | (1,259) | (7,468) | (3,928) |
| Total increase (decrease) in net assets | (901) | (955) | (3,944) | (39) |
| **Net assets at December 31, 2007** | 13,106 | 22,227 | 27,156 | 17,470 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 35 | 1,141 | 415 | (74) |
| Total realized gain (loss) on investments and capital gains distributions | (2,390) | (3,263) | 2,740 | 821 |
| Net unrealized appreciation (depreciation) of investments | (1,636) | 1,131 | (13,308) | (7,112) |
| Net increase (decrease) in net assets from operations | (3,991) | (991) | (10,153) | (6,365) |
| Changes from principal transactions: | | | | |
| Premiums | 1,283 | 717 | - | - |
| Death benefits | (76) | (169) | (40) | (15) |
| Surrenders and withdrawals | (554) | (1,090) | (1,119) | (1,056) |
| Policy loans | (193) | (230) | (278) | (239) |
| Contract charges | (582) | (1,009) | (1,021) | (1,075) |
| Transfers between Divisions (including fixed account), net | (1,683) | (19,455) | (2,579) | 804 |
| Increase (decrease) in net assets derived from principal transactions | (1,805) | (21,236) | (5,037) | (1,581) |
| Total increase (decrease) in net assets | (5,796) | (22,227) | (15,190) | (7,946) |
| **Net assets at December 31, 2008** | $ 7,310 | $ - | $ 11,966 | $ 9,524 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY
## SELECT*LIFE VARIABLE ACCOUNT
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | ING VP Real Estate Portfolio - Class S | ING VP SmallCap Opportunities Portfolio - Class I | ING VP Balanced Portfolio - Class I | ING VP Intermediate Bond Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 4,439 | $ 21,566 | $ 12,161 | $ 6,189 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 95 | (129) | 237 | 231 |
| Total realized gain (loss) on investments and capital gains distributions | 488 | 1,801 | 533 | (32) |
| Net unrealized appreciation (depreciation) of investments | (1,482) | 327 | (197) | 153 |
| Net increase (decrease) in net assets from operations | (899) | 1,999 | 573 | 352 |
| Changes from principal transactions: | | | | |
| Premiums | 929 | 2,880 | 70 | 1,319 |
| Death benefits | (4) | (61) | (122) | (14) |
| Surrenders and withdrawals | (150) | (1,403) | (606) | (457) |
| Policy loans | (26) | (468) | (95) | (63) |
| Contract charges | (315) | (1,400) | (655) | (522) |
| Transfers between Divisions (including fixed account), net | 62 | (1,022) | 413 | 589 |
| Increase (decrease) in net assets derived from principal transactions | 496 | (1,474) | (995) | 852 |
| Total increase (decrease) in net assets | (403) | 525 | (422) | 1,204 |
| **Net assets at December 31, 2007** | 4,036 | 22,091 | 11,739 | 7,393 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 53 | (97) | 296 | 579 |
| Total realized gain (loss) on investments and capital gains distributions | (933) | 3,657 | 578 | 139 |
| Net unrealized appreciation (depreciation) of investments | 972 | (10,835) | (3,947) | (1,791) |
| Net increase (decrease) in net assets from operations | 92 | (7,275) | (3,073) | (1,073) |
| Changes from principal transactions: | | | | |
| Premiums | 235 | 2,327 | 94 | 1,735 |
| Death benefits | (124) | (61) | (45) | (6) |
| Surrenders and withdrawals | (131) | (1,538) | (849) | (670) |
| Policy loans | (102) | (299) | (73) | (127) |
| Contract charges | (209) | (1,369) | (663) | (826) |
| Transfers between Divisions (including fixed account), net | (3,797) | (744) | 99 | 4,549 |
| Increase (decrease) in net assets derived from principal transactions | (4,128) | (1,684) | (1,437) | 4,655 |
| Total increase (decrease) in net assets | (4,036) | (8,959) | (4,510) | 3,582 |
| **Net assets at December 31, 2008** | $ - | $ 13,132 | $ 7,229 | $ 10,975 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY
## SELECT*LIFE VARIABLE ACCOUNT
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

|  | Neuberger Berman AMT Socially Responsive Portfolio® - Class I |
|---|---:|
| **Net assets at January 1, 2007** | $ 1,685 |
|  |  |
| **Increase (decrease) in net assets** |  |
| Operations: |  |
| Net investment income (loss) | (8) |
| Total realized gain (loss) on investments |  |
| and capital gains distributions | 241 |
| Net unrealized appreciation (depreciation) |  |
| of investments | (118) |
| Net increase (decrease) in net assets from operations | 115 |
| Changes from principal transactions: |  |
| Premiums | 324 |
| Death benefits | (5) |
| Surrenders and withdrawals | (130) |
| Policy loans | (33) |
| Contract charges | (128) |
| Transfers between Divisions |  |
| (including fixed account), net | 339 |
| Increase (decrease) in net assets derived from |  |
| principal transactions | 367 |
| Total increase (decrease) in net assets | 482 |
| **Net assets at December 31, 2007** | 2,167 |
|  |  |
| **Increase (decrease) in net assets** |  |
| Operations: |  |
| Net investment income (loss) | 48 |
| Total realized gain (loss) on investments |  |
| and capital gains distributions | 271 |
| Net unrealized appreciation (depreciation) |  |
| of investments | (1,582) |
| Net increase (decrease) in net assets from operations | (1,263) |
| Changes from principal transactions: |  |
| Premiums | 484 |
| Death benefits | - |
| Surrenders and withdrawals | (138) |
| Policy loans | (39) |
| Contract charges | (170) |
| Transfers between Divisions |  |
| (including fixed account), net | 993 |
| Increase (decrease) in net assets derived from |  |
| principal transactions | 1,130 |
| Total increase (decrease) in net assets | (133) |
| **Net assets at December 31, 2008** | $ 2,034 |

*The accompanying notes are an integral part of these financial statements.*

1.      **Organization**

ReliaStar Life Insurance Company Select\*Life Variable Account (the "Account") was established by ReliaStar Life Insurance Company ("ReliaStar Life" or the "Company") to support the operations of variable life policies ("Policies"). ReliaStar Life is an indirect, wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"), an insurance holding company domiciled in the State of Delaware. ING AIH is an indirect wholly owned subsidiary of ING Groep, N.V., a global financial services holding company based in The Netherlands.

The Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. The Policies consist of the Select\*Life I product and Select\*Life Series 2000 product, which incorporates Select\*Life II, Select\*Life III, Variable Estate Design, Flexdesign® VUL, ING Protector Elite, ING Investor Elite and Variable Accumulation Design$^{SM}$ products. ReliaStar Life provides for variable accumulation and benefits under the Policies by crediting premium payments to one or more divisions within the Account or the fixed separate account, which is not part of the Account, as directed by the contractowners. The portion of the Account's assets applicable to Policies will not be charged with liabilities arising out of any other business ReliaStar Life may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of ReliaStar Life. The assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of ReliaStar Life.

At December 31, 2008, the Account had 78 investment divisions (the "Divisions"), 8 of which invest in independently managed mutual funds and 70 of which invest in mutual funds managed by an affiliate, either Directed Services LLC ("DSL") or ING Investments, LLC ("IIL"). The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts (the "Trusts"). Investment Divisions with asset balances at December 31, 2008 and related Trusts are as follows:

American Funds Insurance Series:
  American Funds Insurance Series® Growth Fund - Class 2
  American Funds Insurance Series® Growth-Income Fund - Class 2
  American Funds Insurance Series® International Fund - Class 2
Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio - Initial Class
Fidelity® Variable Insurance Products II:
  Fidelity® VIP Contrafund® Portfolio - Initial Class
  Fidelity® VIP Index 500 Portfolio - Initial Class
Fidelity® Variable Insurance Products V:
  Fidelity® VIP Investment Grade Bond Portfolio - Initial Class

ING Investors Trust:
  ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class
  ING BlackRock Large Cap Growth Portfolio - Institutional Class
  ING BlackRock Large Cap Value Portfolio - Institutional Class
  ING Evergreen Health Sciences Portfolio - Institutional Class
  ING Evergreen Omega Portfolio - Institutional Class
  ING FMR$^{SM}$ Diversified Mid Cap Portfolio - Institutional Class
  ING Focus 5 Portfolio - Class I\*\*
  ING Franklin Templeton Founding Strategy Portfolio - Institutional Class\*\*
  ING Global Real Estate Portfolio - Service Class\*\*

ING Investors Trust (continued):
    ING Global Resources Portfolio - Institutional Class
    ING International Growth Opportunities Portfolio -
      Service Class
    ING JPMorgan Emerging Markets Equity Portfolio -
      Institutional Class
    ING JPMorgan Small Cap Core Equity Portfolio -
      Institutional Class
    ING JPMorgan Value Opportunities Portfolio -
      Institutional Class
    ING Julius Baer Foreign Portfolio - Institutional Class
    ING Legg Mason Value Portfolio - Institutional Class
    ING LifeStyle Aggressive Growth Portfolio -
      Institutional Class
    ING LifeStyle Growth Portfolio - Institutional Class
    ING LifeStyle Moderate Growth Portfolio -
      Institutional Class
    ING LifeStyle Moderate Portfolio - Institutional Class
    ING Limited Maturity Bond Portfolio - Service Class
    ING Liquid Assets Portfolio - Institutional Class
    ING Lord Abbett Affiliated Portfolio- Institutional
      Class
    ING Marsico Growth Portfolio - Institutional Class
    ING Marsico International Opportunities Portfolio -
      Institutional Class
    ING MFS Total Return Portfolio - Institutional Class
    ING MFS Utilities Portfolio - Institutional Class
    ING MFS Utilities Portfolio - Service Class
    ING Oppenheimer Main Street Portfolio® -
      Institutional Class
    ING PIMCO Core Bond Portfolio - Institutional
      Class\*\*
    ING Pioneer Fund Portfolio - Institutional Class
    ING Pioneer Mid Cap Value Portfolio - Institutional
      Class
    ING Stock Index Portfolio - Institutional Class
    ING T. Rowe Price Capital Appreciation Portfolio -
      Institutional Class
    ING T. Rowe Price Equity Income Portfolio -
      Institutional Class
    ING Van Kampen Capital Growth Portfolio -
      Institutional Class
    ING Van Kampen Growth and Income Portfolio -
      Service Class
    ING Van Kampen Real Estate Portfolio - Institutional
      Class
    ING VP Index Plus International Equity Portfolio -
      Service Class
    ING Wells Fargo Small Cap Disciplined Portfolio -
      Institutional Class
ING Partners, Inc.:
    ING American Century Large Company Value
      Portfolio - Initial Class
    ING American Century Small-Mid Cap Value
      Portfolio - Initial Class

ING Partners, Inc. (continued):
    ING Baron Small Cap Growth Portfolio - Initial Class
    ING Columbia Small Cap Value II Portfolio - Initial
      Class
    ING JPMorgan Mid Cap Value Portfolio - Initial
      Class
    ING Legg Mason Partners Aggressive Growth
      Portfolio - Initial Class
    ING Neuberger Berman Partners Portfolio - Initial
      Class
    ING Oppenheimer Global Portfolio - Initial Class
    ING Oppenheimer Strategic Income Portfolio -
      Service Class
    ING PIMCO Total Return Portfolio - Initial Class
    ING Pioneer High Yield Portfolio - Initial Class\*\*
    ING T. Rowe Price Diversified Mid Cap Growth
      Portfolio - Initial Class
    ING UBS U.S. Large Cap Equity Portfolio - Initial
      Class
    ING Van Kampen Comstock Portfolio - Initial Class
    ING Van Kampen Equity and Income Portfolio -
      Initial Class
ING Strategic Allocation Portfolios, Inc.:
    ING VP Strategic Allocation Conservative Portfolio -
      Class I
    ING VP Strategic Allocation Growth Portfolio -
      Class I
    ING VP Strategic Allocation Moderate Portfolio -
      Class I
ING Variable Funds:
    ING VP Growth and Income Portfolio - Class I\*
ING Variable Portfolios, Inc.:
    ING Lehman Brothers U.S. Aggregate Bond Index®
      Portfolio - Class I\*\*
    ING Opportunistic LargeCap Value Portfolio - Class I
    ING Russell™ Small Cap Index Portfolio - Class I\*\*
    ING VP Index Plus LargeCap Portfolio - Class I
    ING VP Index Plus MidCap Portfolio - Class I
    ING VP Index Plus SmallCap Portfolio - Class I
ING Variable Products Trust:
    ING VP International Value Portfolio - Class I
    ING VP MidCap Opportunities Portfolio - Class I
    ING VP SmallCap Opportunities Portfolio - Class I
ING VP Balanced Portfolio, Inc.:
    ING VP Balanced Portfolio - Class I
ING VP Intermediate Bond Portfolio:
    ING VP Intermediate Bond Portfolio - Class I
Neuberger Berman Advisers Management Trust:
    Neuberger Berman AMT Socially Responsive
      Portfolio® - Class I


\*    Division was added in 2007
\*\*  Division was added in 2008

The names of certain Divisions and Trusts were changed during 2008. The following is a summary of current and former names for those Divisions and Trusts:

| Current Name | Former Name |
|---|---|
| ING Investors Trust: | ING Investors Trust: |
| ING Mid Cap Growth Portfolio - Institutional Class | ING FMR<sup>SM</sup> Mid Cap Growth Portfolio - Institutional Class |
| ING Van Kampen Large Cap Growth Portfolio - Institutional Class | ING FMR<sup>SM</sup> Large Cap Growth Portfolio - Institutional Class |
| ING Variable Portfolios, Inc.: | ING Variable Portfolios, Inc.: |
| ING Opportunistic Large Cap Value Portfolio - Class I | ING VP Value Opportunity Portfolio - Class I |

During 2008, the following Divisions were closed to contractowners:

ING Investors Trust:
   ING Mid Cap Growth Portfolio - Institutional Class
   ING UBS U.S. Allocation Portfolio - Service Class
   ING Van Kampen Large Cap Growth Portfolio - Institutional Class
ING Partners, Inc.:
   ING Lord Abbett U.S. Government Securities Portfolio - Initial Class
   ING Neuberger Berman Regency Portfolio - Initial Class
ING Variable Products Trust:
   ING VP High Yield Bond Portfolio - Class I
   ING VP Real Estate Portfolio - Class S

There were no Divisions offered to contractowners during 2008 that did not have any activity for the year ended December 31, 2008.

**2.    Significant Accounting Policies**

The following is a summary of the significant accounting policies of the Account:

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

*Investments*

Investments are made in shares of a Fund and are recorded at fair value, determined by the net asset value per share of the respective Fund. Investment transactions in each Fund are recorded on the trade date. Distributions of net investment income and capital gains from each Fund are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Fund are determined on the specific identification basis.

The difference between cost and current market value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

*Federal Income Taxes*

Operations of the Account form a part of, and are taxed with, the total operations of ReliaStar Life, which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the contractowners are excluded in the determination of the federal income tax liability of ReliaStar Life.

*Contractowner Reserves*

Contractowner reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contractowners invested in the Account Divisions. To the extent that benefits to be paid to the contractowners exceed their account values, ReliaStar Life will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to ReliaStar Life.

*Changes from Principal Transactions*

Included in Changes from Principal Transactions on the Statements of Changes in Net Assets are items which relate to contractowner activity, including premiums, surrenders and withdrawals, policy loans, death benefits, and policy charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) ReliaStar Life related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by ReliaStar Life). Any net unsettled transactions as of the reporting date are included in Payable to related parties on the Statements of Assets and Liabilities.

3.      **Recently Adopted Accounting Standards**

*Fair Value Measurements*

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") No. 157, "Fair Value Measurements" ("FAS No. 157"). FAS No. 157 provides guidance for using fair value to measure assets and liabilities whenever other standards require (or permit) assets or liabilities to be measured at fair value. FAS No. 157 does not expand the use of fair value to any new circumstances.

Under FAS No. 157, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, FAS No. 157 establishes a fair value hierarchy that prioritizes the information used to develop such assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. FAS No. 157 also requires separate disclosure of fair value measurements by level within the hierarchy and expanded disclosure of the effect on earnings for items measured using unobservable data.

The adoption of FAS No. 157 on January 1, 2008 did not have an impact on the Account's net assets or results of operations. New disclosures are included in the Financial Instruments footnote.

4.      **Financial Instruments**

The Account invests assets in shares of open-end mutual funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed net asset values ("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds, which are obtained from the custodian and reflect the fair values of the mutual fund investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account's financial assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2008, based on the priority of the inputs to the valuation technique below. The Account had no financial liabilities as of December 31, 2008.

The FAS No. 157 fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market.
- Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a)   Quoted prices for similar assets or liabilities in active markets;
  b)   Quoted prices for identical or similar assets or liabilities in non-active markets;
  c)   Inputs other than quoted market prices that are observable; and
  d)   Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

**5.    Charges and Fees**

Under the terms of the Contracts, certain charges are allocated to the Contracts to cover ReliaStar Life's expenses in connection with the issuance and administration of the Policies. Following is a summary of these charges:

*Premium Expense Charge*

ReliaStar Life deducts a premium charge ranging from 4.50% to 8.00% of each premium payment as defined in the Policies.

*Mortality and Expense Risk Charges*

The monthly deduction includes a monthly mortality and expense risk charge, a cost of insurance charge, a monthly administrative charge, a monthly amount charge, and any charges for optional insurance benefits.

ReliaStar Life assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Policies, deducts a mortality and expense risk charge from the assets of the Account. Monthly charges are deducted at annual rates of up to 0.90% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Policies.

The cost of insurance charge varies based on the insured's sex, issue age, policy year, rate class, and the face amount of the Policies.

The monthly administrative charge currently ranges from $8.25 to $19.00 per month. Monthly administrative charges for Select\*Life II (policies with policy dates before February 17, 2004), Select\*Life III, Flexdesign® VUL, Variable Estate Design and Variable Accumulation Design products are guaranteed not to exceed $12.00 per month. Monthly administrative charges for Select\*Life II policies with policy dates on or after February 17, 2004 are guaranteed not to exceed $10.00 per month.

The monthly amount charged and charges for optional insurance benefits vary based on a number of factors and are defined in the Policies.

*Surrender and Lapse Charges*

As defined in the Policies, ReliaStar Life assesses a surrender charge if the Policies lapse or are surrendered before a specified period.

*Transfer and Other Charges*

A transfer charge of up to $25 may be imposed on each transfer between Divisions. A charge for partial withdrawals of $10 is also imposed in accordance with the terms of the Policies, and may be increased up to a maximum of $25.

**6.     Related Party Transactions**

During the year ended December 31, 2008, management fees were paid to DSL, an affiliate of the Company, in its capacity as investment manager to ING Investors Trust and ING Partners, Inc. The Trusts' advisory agreement provided for a fee at annual rates up to 1.25% of the average net assets of each respective Fund of the Trust.

Management fees were also paid to IIL, an affiliate of the Company, in its capacity as investment manager to the ING VP Intermediate Bond Portfolio, ING Strategic Allocation Portfolios, Inc., ING Variable Portfolios, Inc., ING VP Balanced Portfolio, Inc., ING Variable Funds and the ING Variable Products Trust. The Trusts' advisory agreement provided for a fee at annual rates ranging from 0.08% to 0.85% of the average net assets of each respective Fund of the Trusts.

**RELIASTAR LIFE INSURANCE COMPANY**
**SELECT*LIFE VARIABLE ACCOUNT**
**Notes to Financial Statements**

**7.     Purchases and Sales of Investment Securities**

The aggregate cost of purchases and proceeds from sales of investments follow:

| | Year Ending December 31 | | | |
| | 2008 | | 2007 | |
| | Purchases | Sales | Purchases | Sales |
|---|---|---|---|---|
| | *(Dollars in thousands)* | | | |
| American Funds Insurance Series: | | | | |
| American Funds Insurance Series® - Growth Fund - Class 2 | $ 11,672 | $ 8,303 | $ 16,195 | $ 6,175 |
| American Funds Insurance Series® - Growth-Income Fund - Class 2 | 7,322 | 5,644 | 9,495 | 2,805 |
| American Funds Insurance Series® - International Fund - Class 2 | 9,471 | 9,465 | 13,928 | 4,236 |
| Fidelity® Variable Insurance Products: | | | | |
| Fidelity® VIP Equity-Income Portfolio - Initial Class | 2,582 | 12,622 | 16,516 | 15,626 |
| Fidelity® Variable Insurance Products II: | | | | |
| Fidelity® VIP Contrafund® Portfolio - Initial Class | 6,118 | 18,488 | 39,743 | 10,840 |
| Fidelity® VIP Index 500 Portfolio - Initial Class | 114 | 548 | 219 | 1,026 |
| Fidelity® Variable Insurance Products V: | | | | |
| Fidelity® VIP Investment Grade Bond Portfolio - Initial Class | 604 | 2,752 | 713 | 3,226 |
| ING Investors Trust: | | | | |
| ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class | 845 | 840 | 2,913 | 2,571 |
| ING BlackRock Large Cap Growth Portfolio - Institutional Class | 7,081 | 6,844 | 1,261 | 273 |
| ING BlackRock Large Cap Value Portfolio - Institutional Class | 435 | 1,851 | 440 | 2,165 |
| ING Evergreen Health Sciences Portfolio - Institutional Class | 3,009 | 1,087 | 1,686 | 1,016 |
| ING Evergreen Omega Portfolio - Institutional Class | 11,833 | 11,588 | 2,433 | 12,689 |
| ING FMR℠ Diversified Mid Cap Portfolio - Institutional Class | 6,314 | 4,476 | 5,241 | 4,660 |
| ING Focus 5 Portfolio - Class I | 56 | 3 | - | - |
| ING Franklin Templeton Founding Strategy Portfolio - Institutional Class | 890 | 255 | - | - |
| ING Global Real Estate Portfolio - Service Class | 5,435 | 756 | - | - |
| ING Global Resources Portfolio - Institutional Class | 8,944 | 4,209 | 6,506 | 3,553 |
| ING International Growth Opportunities Portfolio - Service Class | 163 | 131 | 144 | 201 |
| ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class | 3,095 | 3,265 | 6,881 | 1,684 |
| ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class | 3,651 | 4,092 | 4,492 | 6,435 |
| ING JPMorgan Value Opportunities Portfolio - Institutional Class | 5,307 | 4,237 | 6,125 | 7,142 |
| ING Julius Baer Foreign Portfolio - Institutional Class | 10,770 | 7,492 | 8,635 | 3,112 |
| ING Legg Mason Value Portfolio - Institutional Class | 1,142 | 1,505 | 2,571 | 3,598 |
| ING LifeStyle Aggressive Growth Portfolio - Institutional Class | 2,611 | 910 | 5,240 | 1,473 |
| ING LifeStyle Growth Portfolio - Institutional Class | 4,279 | 4,917 | 9,185 | 747 |
| ING LifeStyle Moderate Growth Portfolio - Institutional Class | 2,376 | 2,103 | 4,388 | 414 |
| ING LifeStyle Moderate Portfolio - Institutional Class | 6,416 | 1,075 | 1,134 | 220 |
| ING Limited Maturity Bond Portfolio - Service Class | 9,325 | 2,854 | 2,003 | 1,367 |
| ING Liquid Assets Portfolio - Institutional Class | 89,124 | 77,112 | 62,861 | 59,575 |
| ING Lord Abbett Affiliated Portfolio - Institutional Class | 26 | 20 | 9 | 51 |
| ING Marsico Growth Portfolio - Institutional Class | 643 | 2,051 | 3,086 | 2,801 |
| ING Marsico International Opportunities Portfolio - Institutional Class | 9,655 | 11,610 | 6,264 | 7,252 |
| ING MFS Total Return Portfolio - Institutional Class | 6,555 | 681 | 1,646 | 1,223 |
| ING MFS Utilities Portfolio - Institutional Class | 2,529 | 1,726 | 2,557 | 1,064 |
| ING MFS Utilities Portfolio - Service Class | 1,514 | 1,079 | 1,572 | 1,063 |

| | **Year Ending December 31** | | | |
| | **2008** | | **2007** | |
| | **Purchases** | **Sales** | **Purchases** | **Sales** |
| --- | --- | --- | --- | --- |
| | *(Dollars in thousands)* | | | |
| ING Investors Trust (continued): | | | | |
| ING Mid Cap Growth Portfolio - Institutional Class | $ - | $ 1,724 | $ 24 | $ 440 |
| ING Oppenheimer Main Street Portfolio® - Institutional Class | 845 | 584 | 353 | 178 |
| ING PIMCO Core Bond Portfolio - Institutional Class | 3,899 | 451 | - | - |
| ING Pioneer Fund Portfolio - Institutional Class | 130 | 78 | 140 | 106 |
| ING Pioneer Mid Cap Value Portfolio - Institutional Class | 1,650 | 1,314 | 2,797 | 1,815 |
| ING Stock Index Portfolio - Institutional Class | 5,551 | 9,555 | 9,852 | 12,156 |
| ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class | 20,688 | 3,970 | 16,325 | 1,909 |
| ING T. Rowe Price Equity Income Portfolio - Institutional Class | 3,417 | 1,118 | 4,129 | 3,405 |
| ING UBS U.S. Allocation Portfolio - Service Class | 15 | 67 | 318 | 258 |
| ING Van Kampen Capital Growth Portfolio - Institutional Class | 130,359 | 11,243 | 647 | 3,911 |
| ING Van Kampen Growth and Income Portfolio - Service Class | 5,712 | 5,794 | 1,975 | 2,782 |
| ING Van Kampen Large Cap Growth Portfolio - Institutional Class | 5,241 | 131,842 | 1,760 | 19,240 |
| ING Van Kampen Real Estate Portfolio - Institutional Class | 698 | 1,524 | 927 | 3,457 |
| ING VP Index Plus International Equity Portfolio - Service Class | 4,745 | 3,081 | 690 | 1,690 |
| ING Wells Fargo Small Cap Disciplined Portfolio - Institutional Class | 1,524 | 1,259 | 2,692 | 4,177 |
| ING Partners, Inc.: | | | | |
| ING American Century Large Company Value Portfolio - Initial Class | 116 | 57 | 43 | 247 |
| ING American Century Small-Mid Cap Value Portfolio - Initial Class | 65 | 90 | 92 | 288 |
| ING Baron Small Cap Growth Portfolio - Initial Class | 4,720 | 5,073 | 4,626 | 2,872 |
| ING Columbia Small Cap Value II Portfolio - Initial Class | 1,483 | 643 | 5,065 | 5,074 |
| ING JPMorgan Mid Cap Value Portfolio - Initial Class | 2,483 | 1,913 | 3,902 | 3,196 |
| ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class | - | 50 | - | 65 |
| ING Lord Abbett U.S. Government Securities Portfolio - Initial Class | 758 | 845 | 146 | 80 |
| ING Neuberger Berman Partners Portfolio - Initial Class | 4,236 | 3,816 | 3,203 | 2,594 |
| ING Neuberger Berman Regency Portfolio - Initial Class | 44 | 469 | 1,850 | 1,434 |
| ING Oppenheimer Global Portfolio - Initial Class | 9,659 | 3,676 | 4,873 | 5,577 |
| ING Oppenheimer Strategic Income Portfolio - Service Class | 7,969 | 1,440 | 3,513 | 904 |
| ING PIMCO Total Return Portfolio - Initial Class | 4,584 | 4,926 | 3,386 | 694 |
| ING Pioneer High Yield Portfolio - Initial Class | 19,788 | 2,191 | - | - |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | 10,179 | 8,337 | 10,270 | 11,779 |
| ING UBS U.S. Large Cap Equity Portfolio - Initial Class | 7,247 | 7,667 | 712 | 884 |
| ING Van Kampen Comstock Portfolio - Initial Class | 1,691 | 2,228 | 2,382 | 1,699 |
| ING Van Kampen Equity and Income Portfolio - Initial Class | 712 | 358 | 1,139 | 940 |
| ING Strategic Allocation Portfolios, Inc.: | | | | |
| ING VP Strategic Allocation Conservative Portfolio - Class I | 6 | 18 | 4 | 12 |
| ING VP Strategic Allocation Growth Portfolio - Class I | 162 | 645 | 145 | 331 |
| ING VP Strategic Allocation Moderate Portfolio - Class I | 103 | 119 | 57 | 160 |
| ING Variable Funds: | | | | |
| ING VP Growth and Income Portfolio - Class I | 21 | 298 | 2,012 | 42 |

| | **Year Ending December 31** | | | |
| | **2008** | | **2007** | |
| | **Purchases** | **Sales** | **Purchases** | **Sales** |
| --- | --- | --- | --- | --- |
| | *(Dollars in thousands)* | | | |
| ING Variable Portfolios, Inc.: | | | | |
| ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class I | $ 1,891 | $ 1,376 | $ - | $ - |
| ING Opportunistic Large Cap Value Portfolio - Class I | 249 | 329 | 51 | 428 |
| ING Russell™ Small Cap Index Portfolio - Class I | 237 | 6 | - | - |
| ING VP Index Plus LargeCap Portfolio - Class I | 11,332 | 10,367 | 2,516 | 2,446 |
| ING VP Index Plus MidCap Portfolio - Class I | 10,010 | 8,796 | 6,683 | 5,368 |
| ING VP Index Plus SmallCap Portfolio - Class I | 8,171 | 9,264 | 7,353 | 5,905 |
| ING Variable Products Trust: | | | | |
| ING VP High Yield Bond Portfolio - Class I | 3,093 | 22,739 | 7,525 | 7,135 |
| ING VP International Value Portfolio - Class I | 3,532 | 5,180 | 5,091 | 7,679 |
| ING VP MidCap Opportunities Portfolio - Class I | 1,592 | 3,247 | 47 | 4,073 |
| ING VP Real Estate Portfolio - Class S | 1,818 | 5,137 | 2,614 | 1,844 |
| ING VP SmallCap Opportunities Portfolio - Class I | 3,970 | 2,745 | 2,703 | 4,307 |
| ING VP Balanced Portfolio, Inc.: | | | | |
| ING VP Balanced Portfolio - Class I | 1,600 | 1,820 | 1,280 | 1,572 |
| ING VP Intermediate Bond Portfolio: | | | | |
| ING VP Intermediate Bond Portfolio - Class I | 8,014 | 2,513 | 2,111 | 1,029 |
| Neuberger Berman Advisers Management Trust: | | | | |
| Neuberger Berman AMT Socially Responsive Portfolio® - Class I | 1,795 | 403 | 895 | 531 |

## 8. Changes in Units

The net changes in units outstanding follow:

| | Year Ended December 31 | | | | | |
|---|---|---|---|---|---|---|
| | **2008** | | | **2007** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
| American Funds Insurance Series: | | | | | | |
| American Funds Insurance Series® - Growth Fund - Class 2 | 808,564 | 1,014,484 | (205,920) | 602,390 | 335,692 | 266,698 |
| American Funds Insurance Series® - Growth-Income Fund - Class 2 | 671,555 | 778,578 | (107,023) | 434,799 | 168,780 | 266,019 |
| American Funds Insurance Series® - International Fund - Class 2 | 386,426 | 661,308 | (274,882) | 444,211 | 170,696 | 273,515 |
| Fidelity® Variable Insurance Products: | | | | | | |
| Fidelity® VIP Equity-Income Portfolio - Initial Class | 262,777 | 597,268 | (334,491) | 120,722 | 358,896 | (238,174) |
| Fidelity® Variable Insurance Products II: | | | | | | |
| Fidelity® VIP Contrafund® Portfolio - Initial Class | 363,921 | 785,002 | (421,081) | 84,036 | 250,095 | (166,059) |
| Fidelity® VIP Index 500 Portfolio - Initial Class | 100 | 16,608 | (16,508) | 1,507 | 26,605 | (25,098) |
| Fidelity® Variable Insurance Products V: | | | | | | |
| Fidelity® VIP Investment Grade Bond Portfolio - Initial Class | 1,819 | 123,718 | (121,899) | 635 | 146,914 | (146,279) |
| ING Investors Trust: | | | | | | |
| ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class | 56,854 | 80,812 | (23,958) | 207,441 | 191,318 | 16,123 |
| ING BlackRock Large Cap Growth Portfolio - Institutional Class | 603,886 | 597,139 | 6,747 | 95,567 | 21,670 | 73,897 |
| ING BlackRock Large Cap Value Portfolio - Institutional Class | 3,920 | 160,241 | (156,321) | 2,584 | 150,990 | (148,406) |
| ING Evergreen Health Sciences Portfolio - Institutional Class | 286,010 | 138,646 | 147,364 | 122,631 | 76,530 | 46,101 |
| ING Evergreen Omega Portfolio - Institutional Class | 863,161 | 1,780,727 | (917,566) | 94,872 | 971,548 | (876,676) |
| ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class | 653,677 | 537,564 | 116,113 | 493,745 | 447,392 | 46,353 |
| ING Focus 5 Portfolio - Class I | 6,206 | 475 | 5,731 | - | - | - |
| ING Franklin Templeton Founding Strategy Portfolio - Institutional Class | 115,867 | 35,191 | 80,676 | - | - | - |
| ING Global Real Estate Portfolio - Service Class | 666,391 | 124,781 | 541,610 | - | - | - |
| ING Global Resources Portfolio - Institutional Class | 258,174 | 221,798 | 36,376 | 177,933 | 124,584 | 53,349 |
| ING International Growth Opportunities Portfolio - Service Class | - | 7,661 | (7,661) | - | 8,904 | (8,904) |
| ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class | 279,833 | 357,332 | (77,499) | 512,964 | 133,022 | 379,942 |
| ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class | 319,533 | 582,964 | (263,431) | 161,762 | 428,698 | (266,936) |
| ING JPMorgan Value Opportunities Portfolio - Institutional Class | 350,557 | 703,353 | (352,796) | 237,083 | 539,833 | (302,750) |
| ING Julius Baer Foreign Portfolio - Institutional Class | 788,467 | 688,160 | 100,307 | 466,469 | 195,481 | 270,988 |
| ING Legg Mason Value Portfolio - Institutional Class | 93,708 | 202,045 | (108,337) | 192,327 | 273,107 | (80,780) |

**RELIASTAR LIFE INSURANCE COMPANY**
**SELECT\*LIFE VARIABLE ACCOUNT**
**Notes to Financial Statements**

| | Year Ended December 31 | | | | | |
|---|---|---|---|---|---|---|
| | **2008** | | | **2007** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
| ING Investors Trust (continued): | | | | | | |
| ING LifeStyle Aggressive Growth Portfolio - Institutional Class | 201,810 | 128,444 | 73,366 | 337,345 | 105,196 | 232,149 |
| ING LifeStyle Growth Portfolio - Institutional Class | 371,079 | 505,861 | (134,782) | 607,562 | 52,723 | 554,839 |
| ING LifeStyle Moderate Growth Portfolio - Institutional Class | 207,704 | 211,976 | (4,272) | 309,795 | 30,089 | 279,706 |
| ING LifeStyle Moderate Portfolio - Institutional Class | 545,095 | 146,341 | 398,754 | 84,217 | 17,306 | 66,911 |
| ING Limited Maturity Bond Portfolio - Service Class | 939,606 | 488,786 | 450,820 | 160,658 | 130,136 | 30,522 |
| ING Liquid Assets Portfolio - Institutional Class | 9,103,154 | 8,197,120 | 906,034 | 5,523,077 | 5,464,135 | 58,942 |
| ING Lord Abbett Affiliated Portfolio - Institutional Class | - | 1,305 | (1,305) | - | 2,841 | (2,841) |
| ING Marsico Growth Portfolio - Institutional Class | 74,379 | 167,414 | (93,035) | 180,071 | 163,043 | 17,028 |
| ING Marsico International Opportunities Portfolio - Institutional Class | 683,202 | 1,020,552 | (337,350) | 210,368 | 442,151 | (231,783) |
| ING MFS Total Return Portfolio - Institutional Class | 469,358 | 126,979 | 342,379 | 92,968 | 78,871 | 14,097 |
| ING MFS Utilities Portfolio - Institutional Class | 151,936 | 148,770 | 3,166 | 160,259 | 71,600 | 88,659 |
| ING MFS Utilities Portfolio - Service Class | 84,633 | 85,097 | (464) | 84,459 | 61,684 | 22,775 |
| ING Mid Cap Growth Portfolio - Institutional Class | 96 | 268,843 | (268,747) | 3,305 | 61,715 | (58,410) |
| ING Oppenheimer Main Street Portfolio® - Institutional Class | 80,523 | 55,719 | 24,804 | 25,547 | 13,492 | 12,055 |
| ING PIMCO Core Bond Portfolio - Institutional Class | 414,668 | 67,122 | 347,546 | - | - | - |
| ING Pioneer Fund Portfolio - Institutional Class | 11,051 | 8,539 | 2,512 | 9,559 | 7,708 | 1,851 |
| ING Pioneer Mid Cap Value Portfolio - Institutional Class | 159,048 | 175,278 | (16,230) | 172,436 | 134,728 | 37,708 |
| ING Stock Index Portfolio - Institutional Class | 935,311 | 1,567,807 | (632,496) | 402,334 | 882,918 | (480,584) |
| ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class | 1,132,034 | 671,185 | 460,849 | 582,483 | 111,159 | 471,324 |
| ING T. Rowe Price Equity Income Portfolio - Institutional Class | 222,441 | 168,270 | 54,171 | 200,573 | 193,999 | 6,574 |
| ING UBS U.S. Allocation Portfolio - Service Class | 1,316 | 6,647 | (5,331) | 22,613 | 19,880 | 2,733 |
| ING Van Kampen Capital Growth Portfolio - Institutional Class | 9,190,044 | 1,607,308 | 7,582,736 | - | 273,725 | (273,725) |
| ING Van Kampen Growth and Income Portfolio - Service Class | 462,096 | 602,203 | (140,107) | 57,330 | 209,246 | (151,916) |
| ING Van Kampen Large Cap Growth Portfolio - Institutional Class | 446,759 | 12,713,165 | (12,266,406) | 168,621 | 1,736,376 | (1,567,755) |
| ING Van Kampen Real Estate Portfolio - Institutional Class | 1,015 | 69,346 | (68,331) | 1,477 | 122,937 | (121,460) |
| ING VP Index Plus International Equity Portfolio - Service Class | 295,548 | 381,813 | (86,265) | 56,785 | 127,638 | (70,853) |
| ING Wells Fargo Small Cap Disciplined Portfolio - Institutional Class | 153,529 | 249,971 | (96,442) | 249,486 | 390,011 | (140,525) |

# RELIASTAR LIFE INSURANCE COMPANY
## SELECT*LIFE VARIABLE ACCOUNT
### Notes to Financial Statements

| | Year Ended December 31 | | | | | |
| | 2008 | | | 2007 | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| ING Partners, Inc.: | | | | | | |
| ING American Century Large Company Value Portfolio - Initial Class | - | 5,270 | (5,270) | 1,063 | 19,244 | (18,181) |
| ING American Century Small-Mid Cap Value Portfolio - Initial Class | - | 7,654 | (7,654) | - | 20,967 | (20,967) |
| ING Baron Small Cap Growth Portfolio - Initial Class | 428,528 | 477,857 | (49,329) | 345,552 | 215,910 | 129,642 |
| ING Columbia Small Cap Value II Portfolio - Initial Class | 244,295 | 166,315 | 77,980 | 482,032 | 482,296 | (264) |
| ING JPMorgan Mid Cap Value Portfolio - Initial Class | 167,442 | 200,820 | (33,378) | 173,053 | 165,174 | 7,879 |
| ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class | 7 | 3,594 | (3,587) | 6 | 3,922 | (3,916) |
| ING Lord Abbett U.S. Government Securities Portfolio - Initial Class | 111,063 | 121,800 | (10,737) | 12,856 | 7,436 | 5,420 |
| ING Neuberger Berman Partners Portfolio - Initial Class | 404,394 | 373,880 | 30,514 | 290,050 | 239,177 | 50,873 |
| ING Neuberger Berman Regency Portfolio - Initial Class | 4,250 | 45,771 | (41,521) | 170,669 | 133,111 | 37,558 |
| ING Oppenheimer Global Portfolio - Initial Class | 915,366 | 871,563 | 43,803 | 137,594 | 383,221 | (245,627) |
| ING Oppenheimer Strategic Income Portfolio - Service Class | 740,865 | 240,812 | 500,053 | 292,105 | 79,927 | 212,178 |
| ING PIMCO Total Return Portfolio - Initial Class | 393,314 | 477,599 | (84,285) | 272,180 | 63,448 | 208,732 |
| ING Pioneer High Yield Portfolio - Initial Class | 1,987,232 | 262,482 | 1,724,750 | - | - | - |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | 671,470 | 1,256,396 | (584,926) | 298,881 | 858,069 | (559,188) |
| ING UBS U.S. Large Cap Equity Portfolio - Initial Class | 654,597 | 712,080 | (57,483) | 49,748 | 66,555 | (16,807) |
| ING Van Kampen Comstock Portfolio - Initial Class | 143,939 | 241,634 | (97,695) | 126,004 | 108,758 | 17,246 |
| ING Van Kampen Equity and Income Portfolio - Initial Class | 50,527 | 38,956 | 11,571 | 72,660 | 66,177 | 6,483 |
| ING Strategic Allocation Portfolios, Inc.: | | | | | | |
| ING VP Strategic Allocation Conservative Portfolio - Class I | - | 1,532 | (1,532) | - | 959 | (959) |
| ING VP Strategic Allocation Growth Portfolio - Class I | 548 | 51,617 | (51,069) | 493 | 24,217 | (23,724) |
| ING VP Strategic Allocation Moderate Portfolio - Class I | - | 11,984 | (11,984) | - | 12,178 | (12,178) |
| ING Variable Funds: | | | | | | |
| ING VP Growth and Income Portfolio - Class I | 124 | 35,741 | (35,617) | 388,606 | 190,967 | 197,639 |
| ING Variable Portfolios, Inc.: | | | | | | |
| ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class I | 193,215 | 143,520 | 49,695 | - | - | - |
| ING Opportunistic Large Cap Value Portfolio - Class I | 74 | 33,116 | (33,042) | 1,520 | 35,285 | (33,765) |
| ING Russell™ Small Cap Index Portfolio - Class I | 29,863 | 1,093 | 28,770 | - | - | - |
| ING VP Index Plus LargeCap Portfolio - Class I | 867,052 | 818,747 | 48,305 | 177,408 | 174,066 | 3,342 |
| ING VP Index Plus MidCap Portfolio - Class I | 681,002 | 725,688 | (44,686) | 340,348 | 333,280 | 7,068 |
| ING VP Index Plus SmallCap Portfolio - Class I | 629,955 | 771,305 | (141,350) | 358,821 | 360,404 | (1,583) |

**RELIASTAR LIFE INSURANCE COMPANY**
**SELECT\*LIFE VARIABLE ACCOUNT**
**Notes to Financial Statements**

| | Year Ended December 31 | | | | | |
| | 2008 | | | 2007 | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| ING Variable Products Trust: | | | | | | |
| ING VP High Yield Bond Portfolio - Class I | 189,530 | 1,957,768 | (1,768,238) | 458,458 | 566,433 | (107,975) |
| ING VP International Value Portfolio - Class I | 4,534 | 190,749 | (186,215) | 1,682 | 243,917 | (242,235) |
| ING VP MidCap Opportunities Portfolio - Class I | 165,222 | 371,794 | (206,572) | 5,395 | 438,457 | (433,062) |
| ING VP Real Estate Portfolio - Class S | 118,298 | 423,552 | (305,254) | 145,599 | 121,085 | 24,514 |
| ING VP SmallCap Opportunities Portfolio - Class I | 103,712 | 159,141 | (55,429) | 78,387 | 124,675 | (46,288) |
| ING VP Balanced Portfolio, Inc.: | | | | | | |
| ING VP Balanced Portfolio - Class I | 50,907 | 198,877 | (147,970) | 48,519 | 142,482 | (93,963) |
| ING VP Intermediate Bond Portfolio: | | | | | | |
| ING VP Intermediate Bond Portfolio - Class I | 653,232 | 313,582 | 339,650 | 142,034 | 81,119 | 60,915 |
| Neuberger Berman Advisers Management Trust: | | | | | | |
| Neuberger Berman AMT Socially Responsive Portfolio® - Class I | 125,213 | 56,219 | 68,994 | 53,134 | 32,596 | 20,538 |

## 9.     Unit Summary

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **American Funds Insurance Series® Growth Fund - Class 2** | | | |
| Contracts in accumulation period: | | | |
| Select\*Life I | 107,571.911 | $ 8.23 | $ 885,317 |
| Select\*Life Series 2000 | 3,051,295.971 | 11.43 | 34,876,313 |
| | 3,158,867.882 | | $ 35,761,630 |
| **American Funds Insurance Series® Growth-Income Fund - Class 2** | | | |
| Contracts in accumulation period: | | | |
| Select\*Life I | 99,747.564 | $ 8.15 | $ 812,943 |
| Select\*Life Series 2000 | 2,309,358.781 | 11.11 | 25,656,976 |
| | 2,409,106.345 | | $ 26,469,919 |
| **American Funds Insurance Series® International Fund - Class 2** | | | |
| Contracts in accumulation period: | | | |
| Select\*Life I | 80,522.232 | $ 10.01 | $ 806,028 |
| Select\*Life Series 2000 | 1,679,139.542 | 16.24 | 27,269,226 |
| | 1,759,661.774 | | $ 28,075,254 |
| **Fidelity® VIP Equity-Income Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| Select\*Life I | 464,114.482 | $ 35.11 | $ 16,295,059 |
| Select\*Life Series 2000 | 1,839,282.459 | 23.06 | 42,413,854 |
| | 2,303,396.941 | | $ 58,708,913 |
| **Fidelity® VIP Contrafund® Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| Select\*Life I | 213,294.401 | $ 14.82 | $ 3,161,023 |
| Select\*Life Series 2000 | 2,380,751.932 | 28.91 | 68,827,538 |
| | 2,594,046.333 | | $ 71,988,561 |
| **Fidelity® VIP Index 500 Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| Select\*Life I | 102,292.721 | $ 23.43 | $ 2,396,718 |
| Select\*Life Series 2000 | 46.127 | 24.74 | 1,141 |
| | 102,338.848 | | $ 2,397,859 |
| **Fidelity® VIP Investment Grade Bond Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| Select\*Life I | 46,916.515 | $ 24.59 | $ 1,153,677 |
| Select\*Life Series 2000 | 477,791.999 | 21.51 | 10,277,306 |
| | 524,708.514 | | $ 11,430,983 |
| **ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Select\*Life I | 6,809.322 | $ 7.60 | $ 51,751 |
| Select\*Life Series 2000 | 88,662.370 | 7.83 | 694,226 |
| | 95,471.692 | | $ 745,977 |

**RELIASTAR LIFE INSURANCE COMPANY**
**SELECT*LIFE VARIABLE ACCOUNT**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | | Extended Value | |
|---|---|---|---|---|---|
| **ING BlackRock Large Cap Growth Portfolio - Institutional Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| Select*Life I | 48,108.100 | $ | 7.97 | $ | 383,422 |
| Select*Life Series 2000 | 53,096.477 | | 8.21 | | 435,922 |
| | 101,204.577 | | | $ | 819,344 |
| **ING BlackRock Large Cap Value Portfolio - Institutional Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| Select*Life I | 31,875.910 | $ | 8.69 | $ | 277,002 |
| Select*Life Series 2000 | 533,354.216 | | 9.22 | | 4,917,526 |
| | 565,230.126 | | | $ | 5,194,528 |
| **ING Evergreen Health Sciences Portfolio - Institutional Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| Select*Life I | 1,272.297 | $ | 9.48 | $ | 12,061 |
| Select*Life Series 2000 | 296,675.423 | | 9.77 | | 2,898,519 |
| | 297,947.720 | | | $ | 2,910,580 |
| **ING Evergreen Omega Portfolio - Institutional Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| Select*Life I | 232,762.673 | $ | 9.61 | $ | 2,236,849 |
| Select*Life Series 2000 | 6,931,395.385 | | 9.90 | | 68,620,814 |
| | 7,164,158.058 | | | $ | 70,857,663 |
| **ING FMR$^{SM}$ Diversified Mid Cap Portfolio - Institutional Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| Select*Life I | 28,059.318 | $ | 6.82 | $ | 191,365 |
| Select*Life Series 2000 | 488,840.209 | | 6.97 | | 3,407,216 |
| | 516,899.527 | | | $ | 3,598,581 |
| **ING Focus 5 Portfolio - Class I** | | | | | |
| Contracts in accumulation period: | | | | | |
| Select*Life Series 2000 | 5,731.422 | $ | 6.02 | $ | 34,503 |
| **ING Franklin Templeton Founding Strategy Portfolio - Institutional Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| Select*Life I | 5,372.418 | $ | 6.75 | $ | 36,264 |
| Select*Life Series 2000 | 75,303.676 | | 6.79 | | 511,312 |
| | 80,676.094 | | | $ | 547,576 |
| **ING Global Real Estate Portfolio - Service Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| Select*Life I | 27,914.419 | $ | 5.71 | $ | 159,391 |
| Select*Life Series 2000 | 513,695.770 | | 5.74 | | 2,948,614 |
| | 541,610.189 | | | $ | 3,108,005 |
| **ING Global Resources Portfolio - Institutional Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| Select*Life I | 61,228.221 | $ | 12.74 | $ | 780,048 |
| Select*Life Series 2000 | 418,836.281 | | 21.63 | | 9,059,429 |
| | 480,064.502 | | | $ | 9,839,477 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING International Growth Opportunities Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Select*Life Series 2000 | 21,969.362 | $ 11.69 | $ 256,822 |
| | | | |
| **ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Select*Life I | 19,000.773 | $ 7.63 | $ 144,976 |
| Select*Life Series 2000 | 454,998.688 | 7.79 | 3,544,440 |
| | 473,999.461 | | $ 3,689,416 |
| **ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Select*Life I | 120,248.056 | $ 9.13 | $ 1,097,865 |
| Select*Life Series 2000 | 1,994,478.991 | 10.18 | 20,303,796 |
| | 2,114,727.047 | | $ 21,401,661 |
| **ING JPMorgan Value Opportunities Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Select*Life I | 114,031.548 | $ 7.56 | $ 862,079 |
| Select*Life Series 2000 | 2,693,667.148 | 7.79 | 20,983,667 |
| | 2,807,698.696 | | $ 21,845,746 |
| **ING Julius Baer Foreign Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Select*Life I | 76,501.621 | $ 9.87 | $ 755,071 |
| Select*Life Series 2000 | 961,929.181 | 10.16 | 9,773,200 |
| | 1,038,430.802 | | $ 10,528,271 |
| **ING Legg Mason Value Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Select*Life I | 5,880.549 | $ 5.05 | $ 29,697 |
| Select*Life Series 2000 | 240,785.118 | 5.44 | 1,309,871 |
| | 246,665.667 | | $ 1,339,568 |
| **ING LifeStyle Aggressive Growth Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Select*Life I | 16,914.982 | $ 8.55 | $ 144,623 |
| Select*Life Series 2000 | 476,738.450 | 8.73 | 4,161,927 |
| | 493,653.432 | | $ 4,306,550 |
| **ING LifeStyle Growth Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Select*Life I | 66,173.287 | $ 8.95 | $ 592,251 |
| Select*Life Series 2000 | 920,762.857 | 9.14 | 8,415,773 |
| | 986,936.144 | | $ 9,008,024 |
| **ING LifeStyle Moderate Growth Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Select*Life I | 12,768.474 | $ 9.27 | $ 118,364 |
| Select*Life Series 2000 | 470,396.212 | 9.47 | 4,454,652 |
| | 483,164.686 | | $ 4,573,016 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING LifeStyle Moderate Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Select\*Life I | 18,834.740 | $ 9.69 | $ 182,509 |
| Select\*Life Series 2000 | 501,840.164 | 9.91 | 4,973,236 |
| | 520,674.904 | | $ 5,155,745 |
| **ING Limited Maturity Bond Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Select\*Life I | 50,439.201 | $ 10.77 | $ 543,230 |
| Select\*Life Series 2000 | 1,741,902.486 | 11.44 | 19,927,364 |
| | 1,792,341.687 | | $ 20,470,594 |
| **ING Liquid Assets Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Select\*Life I | 554,391.177 | $ 11.26 | $ 6,242,445 |
| Select\*Life Series 2000 | 5,074,583.151 | 11.78 | 59,778,590 |
| | 5,628,974.328 | | $ 66,021,035 |
| **ING Lord Abbett Affiliated Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Select\*Life I | 296.440 | $ 8.48 | $ 2,514 |
| Select\*Life Series 2000 | 9,036.808 | 11.58 | 104,646 |
| | 9,333.248 | | $ 107,160 |
| **ING Marsico Growth Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Select\*Life I | 13,876.693 | $ 8.12 | $ 112,679 |
| Select\*Life Series 2000 | 245,558.480 | 11.11 | 2,728,155 |
| | 259,435.173 | | $ 2,840,834 |
| **ING Marsico International Opportunities Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Select\*Life I | 115,744.253 | $ 9.28 | $ 1,074,107 |
| Select\*Life Series 2000 | 1,551,607.745 | 9.56 | 14,833,370 |
| | 1,667,351.998 | | $ 15,907,477 |
| **ING MFS Total Return Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Select\*Life I | 13,592.465 | $ 9.32 | $ 126,682 |
| Select\*Life Series 2000 | 567,447.414 | 11.94 | 6,775,322 |
| | 581,039.879 | | $ 6,902,004 |
| **ING MFS Utilities Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Select\*Life I | 39,715.806 | $ 10.24 | $ 406,690 |
| Select\*Life Series 2000 | 245,496.716 | 10.51 | 2,580,170 |
| | 285,212.522 | | $ 2,986,860 |
| **ING MFS Utilities Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Select\*Life Series 2000 | 152,232.018 | $ 11.94 | $ 1,817,650 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Oppenheimer Main Street Portfolio® - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Select\*Life I | 1,099.618 | $ 8.03 | $ 8,830 |
| Select\*Life Series 2000 | 71,037.821 | 8.28 | 588,193 |
| | 72,137.439 | | $ 597,023 |
| **ING PIMCO Core Bond Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Select\*Life I | 5,713.596 | $ 10.05 | $ 57,422 |
| Select\*Life Series 2000 | 341,831.909 | 10.11 | 3,455,921 |
| | 347,545.505 | | $ 3,513,343 |
| **ING Pioneer Fund Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Select\*Life I | 1,917.506 | $ 8.67 | $ 16,625 |
| Select\*Life Series 2000 | 21,308.901 | 8.93 | 190,288 |
| | 23,226.407 | | $ 206,913 |
| **ING Pioneer Mid Cap Value Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Select\*Life I | 2,699.984 | $ 8.55 | $ 23,085 |
| Select\*Life Series 2000 | 551,120.960 | 8.81 | 4,855,376 |
| | 553,820.944 | | $ 4,878,461 |
| **ING Stock Index Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Select\*Life I | 14,604.795 | $ 8.20 | $ 119,759 |
| Select\*Life Series 2000 | 6,172,313.905 | 8.84 | 54,563,255 |
| | 6,186,918.700 | | $ 54,683,014 |
| **ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Select\*Life I | 87,580.593 | $ 9.46 | $ 828,512 |
| Select\*Life Series 2000 | 2,996,859.236 | 14.16 | 42,435,527 |
| | 3,084,439.829 | | $ 43,264,039 |
| **ING T. Rowe Price Equity Income Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Select\*Life I | 15,813.210 | $ 8.34 | $ 131,882 |
| Select\*Life Series 2000 | 645,127.610 | 11.67 | 7,528,639 |
| | 660,940.820 | | $ 7,660,521 |
| **ING Van Kampen Capital Growth Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Select\*Life I | 1,909,378.222 | $ 8.02 | $ 15,313,213 |
| Select\*Life Series 2000 | 6,922,055.436 | 7.99 | 55,307,223 |
| | 8,831,433.658 | | $ 70,620,436 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Van Kampen Growth and Income Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Select\*Life I | 67,442.506 | $ 8.82 | $ 594,843 |
| Select\*Life Series 2000 | 889,467.673 | 9.09 | 8,085,261 |
| | 956,910.179 | | $ 8,680,104 |
| **ING Van Kampen Real Estate Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Select\*Life Series 2000 | 137,028.140 | $ 14.74 | $ 2,019,795 |
| **ING VP Index Plus International Equity Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Select\*Life I | 228,257.158 | $ 7.70 | $ 1,757,580 |
| Select\*Life Series 2000 | 442,393.805 | 7.89 | 3,490,487 |
| | 670,650.963 | | $ 5,248,067 |
| **ING Wells Fargo Small Cap Disciplined Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Select\*Life I | 1,511.897 | $ 6.73 | $ 10,175 |
| Select\*Life Series 2000 | 791,513.866 | 6.88 | 5,445,615 |
| | 793,025.763 | | $ 5,455,790 |
| **ING American Century Large Company Value Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| Select\*Life Series 2000 | 19,900.859 | $ 7.96 | $ 158,411 |
| **ING American Century Small-Mid Cap Value Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| Select\*Life I | 18,980.310 | $ 9.23 | $ 175,188 |
| Select\*Life Series 2000 | 19,375.649 | 9.51 | 184,262 |
| | 38,355.959 | | $ 359,450 |
| **ING Baron Small Cap Growth Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| Select\*Life I | 13,835.728 | $ 7.83 | $ 108,334 |
| Select\*Life Series 2000 | 411,266.074 | 8.07 | 3,318,917 |
| | 425,101.802 | | $ 3,427,251 |
| **ING Columbia Small Cap Value II Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| Select\*Life I | 7,170.946 | $ 6.80 | $ 48,762 |
| Select\*Life Series 2000 | 509,748.719 | 6.94 | 3,537,656 |
| | 516,919.665 | | $ 3,586,418 |
| **ING JPMorgan Mid Cap Value Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| Select\*Life I | 17,051.819 | $ 8.64 | $ 147,328 |
| Select\*Life Series 2000 | 475,755.567 | 13.22 | 6,289,489 |
| | 492,807.386 | | $ 6,436,817 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| Select\*Life I | 352.742 | $ 7.71 | $ 2,720 |
| Select\*Life Series 2000 | 11,509.682 | 9.93 | 114,291 |
| | 11,862.424 | | $ 117,011 |
| | | | |
| **ING Neuberger Berman Partners Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| Select\*Life I | 2,710.700 | $ 5.43 | $ 14,719 |
| Select\*Life Series 2000 | 82,218.023 | 5.55 | 456,310 |
| | 84,928.723 | | $ 471,029 |
| | | | |
| **ING Oppenheimer Global Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| Select\*Life I | 243,213.362 | $ 8.81 | $ 2,142,710 |
| Select\*Life Series 2000 | 3,602,671.948 | 9.08 | 32,712,261 |
| | 3,845,885.310 | | $ 34,854,971 |
| | | | |
| **ING Oppenheimer Strategic Income Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Select\*Life I | 21,619.444 | $ 9.80 | $ 211,871 |
| Select\*Life Series 2000 | 902,726.720 | 10.10 | 9,117,540 |
| | 924,346.164 | | $ 9,329,411 |
| | | | |
| **ING PIMCO Total Return Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| Select\*Life I | 33,731.605 | $ 11.30 | $ 381,167 |
| Select\*Life Series 2000 | 602,867.805 | 12.38 | 7,463,503 |
| | 636,599.410 | | $ 7,844,670 |
| | | | |
| **ING Pioneer High Yield Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| Select\*Life I | 364,778.769 | $ 7.09 | $ 2,586,281 |
| Select\*Life Series 2000 | 1,359,970.907 | 7.13 | 9,696,593 |
| | 1,724,749.676 | | $ 12,282,874 |
| | | | |
| **ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| Select\*Life I | 291,915.176 | $ 8.06 | $ 2,352,836 |
| Select\*Life Series 2000 | 4,066,005.155 | 8.30 | 33,747,843 |
| | 4,357,920.331 | | $ 36,100,679 |
| | | | |
| **ING UBS U.S. Large Cap Equity Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| Select\*Life I | 23,854.362 | $ 7.69 | $ 183,440 |
| Select\*Life Series 2000 | 456,941.705 | 7.92 | 3,618,978 |
| | 480,796.067 | | $ 3,802,418 |
| | | | |
| **ING Van Kampen Comstock Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| Select\*Life I | 22,539.224 | $ 7.54 | $ 169,946 |
| Select\*Life Series 2000 | 523,449.196 | 9.59 | 5,019,878 |
| | 545,988.420 | | $ 5,189,824 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Van Kampen Equity and Income Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| Select\*Life I | 10,909.239 | $ 9.54 | $ 104,074 |
| Select\*Life Series 2000 | 140,628.881 | 11.10 | 1,560,981 |
| | 151,538.120 | | $ 1,665,055 |
| **ING VP Strategic Allocation Conservative Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| Select\*Life I | 555.809 | $ 9.00 | $ 5,002 |
| Select\*Life Series 2000 | 3,056.570 | 9.55 | 29,190 |
| | 3,612.379 | | $ 34,192 |
| **ING VP Strategic Allocation Growth Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| Select\*Life I | 5,504.471 | $ 8.17 | $ 44,972 |
| Select\*Life Series 2000 | 59,005.248 | 8.88 | 523,967 |
| | 64,509.719 | | $ 568,939 |
| **ING VP Strategic Allocation Moderate Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| Select\*Life I | 2,377.289 | $ 8.56 | $ 20,350 |
| Select\*Life Series 2000 | 47,789.617 | 9.19 | 439,187 |
| | 50,166.906 | | $ 459,537 |
| **ING VP Growth and Income Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| Select\*Life I | 5,227.285 | $ 6.17 | $ 32,252 |
| Select\*Life Series 2000 | 156,795.169 | 6.22 | 975,266 |
| | 162,022.454 | | $ 1,007,518 |
| **ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| Select\*Life I | 892.381 | $ 10.30 | $ 9,192 |
| Select\*Life Series 2000 | 48,802.988 | 10.36 | 505,599 |
| | 49,695.369 | | $ 514,791 |
| **ING Opportunistic Large Cap Value Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| Select\*Life Series 2000 | 114,609.780 | $ 7.65 | $ 876,765 |
| **ING Russell™ Small Cap Index Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| Select\*Life I | 314.754 | $ 6.99 | $ 2,200 |
| Select\*Life Series 2000 | 28,455.649 | 7.03 | 200,043 |
| | 28,770.403 | | $ 202,243 |
| **ING VP Index Plus LargeCap Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| Select\*Life I | 7,612.803 | $ 8.13 | $ 61,892 |
| Select\*Life Series 2000 | 229,967.546 | 9.16 | 2,106,503 |
| | 237,580.349 | | $ 2,168,395 |

**RELIASTAR LIFE INSURANCE COMPANY**
**SELECT*LIFE VARIABLE ACCOUNT**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Index Plus MidCap Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| Select*Life I | 17,072.110 | $ 8.20 | $ 139,991 |
| Select*Life Series 2000 | 897,726.698 | 10.11 | 9,076,017 |
| | 914,798.808 | | $ 9,216,008 |
| **ING VP Index Plus SmallCap Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| Select*Life I | 30,080.760 | $ 8.00 | $ 240,646 |
| Select*Life Series 2000 | 706,247.632 | 10.01 | 7,069,539 |
| | 736,328.392 | | $ 7,310,185 |
| **ING VP International Value Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| Select*Life I | 36,978.659 | $ 17.57 | $ 649,715 |
| Select*Life Series 2000 | 587,853.242 | 19.25 | 11,316,175 |
| | 624,831.901 | | $ 11,965,890 |
| **ING VP MidCap Opportunities Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| Select*Life I | 29,180.721 | $ 11.96 | $ 349,001 |
| Select*Life Series 2000 | 1,431,388.217 | 6.41 | 9,175,198 |
| | 1,460,568.938 | | $ 9,524,199 |
| **ING VP SmallCap Opportunities Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| Select*Life I | 35,588.852 | $ 14.68 | $ 522,444 |
| Select*Life Series 2000 | 509,068.019 | 24.77 | 12,609,615 |
| | 544,656.871 | | $ 13,132,059 |
| **ING VP Balanced Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| Select*Life I | 466,596.951 | $ 7.88 | $ 3,676,784 |
| Select*Life Series 2000 | 441,231.747 | 8.05 | 3,551,916 |
| | 907,828.698 | | $ 7,228,700 |
| **ING VP Intermediate Bond Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| Select*Life I | 23,685.961 | $ 10.02 | $ 237,333 |
| Select*Life Series 2000 | 860,405.841 | 12.48 | 10,737,865 |
| | 884,091.802 | | $ 10,975,198 |
| **Neuberger Berman AMT Socially Responsive Portfolio® - Class I** | | | |
| Contracts in accumulation period: | | | |
| Select*Life I | 1,496.796 | $ 8.23 | $ 12,319 |
| Select*Life Series 2000 | 192,899.134 | 10.48 | 2,021,583 |
| | 194,395.930 | | $ 2,033,902 |

## 10.     Financial Highlights

A summary of unit values, units outstanding and net assets for variable annuity Contracts, expense ratios, excluding expenses of underlying Funds, investment income ratios, and total return for the years ended December 31, 2008, 2007, 2006, 2005 and 2004, follows:

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| American Funds Insurance Series® Growth Fund - Class 2 | | | | | | | | | | | | |
| 2008 | 3,159 | $8.23 | to | $11.43 | $35,762 | 0.84% | 0.00% | to | 0.80% | -44.39% | to | -43.94% |
| 2007 | 3,365 | $14.80 | to | $20.39 | $68,014 | 0.83% | 0.00% | to | 0.80% | 11.45% | to | 12.34% |
| 2006 | 3,098 | $13.28 | to | $18.15 | $55,783 | 0.87% | 0.00% | to | 0.80% | 9.30% | to | 10.20% |
| 2005 | 2,406 | $12.15 | to | $16.47 | $39,452 | 0.82% | 0.00% | to | 0.80% | | 16.23% | |
| 2004 | 1,122 | | $14.17 | | $15,895 | 0.24% | | - | | | 12.46% | |
| American Funds Insurance Series® Growth-Income Fund - Class 2 | | | | | | | | | | | | |
| 2008 | 2,409 | $8.15 | to | $11.11 | $26,470 | 1.78% | 0.00% | to | 0.80% | -38.35% | to | -37.86% |
| 2007 | 2,516 | $13.22 | to | $17.88 | $44,497 | 1.63% | 0.00% | to | 0.80% | 4.18% | to | 5.05% |
| 2006 | 2,250 | $12.69 | to | $17.02 | $37,955 | 1.69% | 0.00% | to | 0.80% | 14.32% | to | 15.23% |
| 2005 | 1,758 | $11.10 | to | $14.77 | $25,866 | 1.65% | 0.00% | to | 0.80% | | 5.80% | |
| 2004 | 871 | | $13.96 | | $12,154 | 1.25% | | - | | | 10.36% | |
| American Funds Insurance Series® International Fund - Class 2 | | | | | | | | | | | | |
| 2008 | 1,760 | $10.01 | to | $16.24 | $28,075 | 1.85% | 0.00% | to | 0.80% | -42.60% | to | -42.12% |
| 2007 | 2,035 | $17.44 | to | $28.06 | $56,099 | 1.63% | 0.00% | to | 0.80% | 19.04% | to | 20.02% |
| 2006 | 1,761 | $14.65 | to | $23.38 | $40,541 | 1.81% | 0.00% | to | 0.80% | 18.05% | to | 18.98% |
| 2005 | 1,346 | $12.41 | to | $19.65 | $26,342 | 1.83% | 0.00% | to | 0.80% | | 21.52% | |
| 2004 | 630 | | $16.17 | | $10,185 | 1.80% | | - | | | 19.34% | |
| Fidelity® VIP Equity-Income Portfolio - Initial Class | | | | | | | | | | | | |
| 2008 | 2,303 | $23.06 | to | $35.11 | $58,709 | 2.47% | 0.00% | to | 0.80% | -43.10% | to | -42.65% |
| 2007 | 2,638 | $40.21 | to | $61.71 | $117,512 | 1.83% | 0.00% | to | 0.80% | 0.70% | to | 1.51% |
| 2006 | 2,876 | $39.61 | to | $61.28 | $126,505 | 3.27% | 0.00% | to | 0.80% | 19.24% | to | 20.21% |
| 2005 | 3,110 | $32.95 | to | $51.39 | $114,643 | 1.64% | 0.00% | to | 0.80% | 5.01% | to | 5.85% |
| 2004 | 3,540 | $31.13 | to | $48.94 | $123,320 | 1.49% | 0.00% | to | 0.80% | 10.65% | to | 11.54% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Fidelity® VIP Contrafund® Portfolio - Initial Class** | | | | | | | | | | | | |
| 2008 | 2,594 | $14.82 | to | $28.91 | $71,989 | 0.96% | 0.00% | to | 0.80% | -43.00% | to | -42.51% |
| 2007 | 3,015 | $26.00 | to | $50.29 | $145,859 | 0.95% | 0.00% | to | 0.80% | 16.64% | to | 17.58% |
| 2006 | 3,181 | $22.29 | to | $42.77 | $130,851 | 1.29% | 0.00% | to | 0.80% | 10.84% | to | 11.73% |
| 2005 | 3,244 | $20.11 | to | $38.28 | $119,867 | 0.28% | 0.00% | to | 0.80% | 15.97% | to | 16.92% |
| 2004 | 3,290 | $17.34 | to | $32.74 | $104,212 | 0.32% | 0.00% | to | 0.80% | 14.61% | to | 15.49% |
| **Fidelity® VIP Index 500 Portfolio - Initial Class** | | | | | | | | | | | | |
| 2008 | 102 | $23.43 | to | $24.74 | $2,398 | 2.10% | 0.00% | to | 0.80% | -37.52% | to | -37.00% |
| 2007 | 119 | $37.50 | to | $39.27 | $4,457 | 3.64% | 0.00% | to | 0.80% | 4.60% | to | 5.45% |
| 2006 | 144 | $35.85 | to | $37.24 | $5,161 | 2.01% | 0.00% | to | 0.80% | 14.79% | to | 15.72% |
| 2005 | 230 | $31.23 | to | $32.18 | $7,183 | 1.77% | 0.00% | to | 0.80% | 4.00% | to | 4.82% |
| 2004 | 252 | $30.03 | to | $30.70 | $7,558 | 2.42% | 0.00% | to | 0.80% | 9.72% | to | 10.63% |
| **Fidelity® VIP Investment Grade Bond Portfolio - Initial Class** | | | | | | | | | | | | |
| 2008 | 525 | $21.51 | to | $24.59 | $11,431 | 4.41% | 0.00% | to | 0.80% | -4.02% | to | -3.28% |
| 2007 | 647 | $22.24 | to | $25.62 | $14,574 | 4.41% | 0.00% | to | 0.80% | 3.52% | to | 4.36% |
| 2006 | 793 | $21.31 | to | $24.75 | $17,127 | 4.43% | 0.00% | to | 0.80% | 3.51% | to | 4.36% |
| 2005 | 1,055 | $20.42 | to | $23.91 | $21,869 | 3.70% | 0.00% | to | 0.80% | 1.36% | to | 2.20% |
| 2004 | 1,151 | $19.98 | to | $23.59 | $23,360 | 4.01% | 0.00% | to | 0.80% | 3.65% | to | 4.44% |
| **ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class** | | | | | | | | | | | | |
| 2008 | 95 | $7.60 | to | $7.83 | $746 | - | 0.00% | to | 0.80% | -46.74% | to | -46.30% |
| 2007 | 119 | $14.27 | to | $14.58 | $1,738 | 0.19% | 0.00% | to | 0.80% | 10.19% | to | 11.13% |
| 2006 | 103 | $12.95 | to | $13.12 | $1,353 | - | 0.00% | to | 0.80% | 1.17% | to | 1.94% |
| 2005 | 78 | $12.80 | to | $12.87 | $1,002 | (b) | 0.00% | to | 0.80% | | (b) | |
| 2004 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| **ING BlackRock Large Cap Growth Portfolio - Institutional Class** | | | | | | | | | | | | |
| 2008 | 101 | $7.97 | to | $8.21 | $819 | 0.19% | 0.00% | to | 0.80% | -39.39% | to | -38.91% |
| 2007 | 94 | $13.15 | to | $13.44 | $1,252 | - | 0.00% | to | 0.80% | 6.22% | to | 7.09% |
| 2006 | 21 | $12.38 | to | $12.55 | $258 | (c) | 0.00% | to | 0.80% | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2004 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING BlackRock Large Cap Value Portfolio - Institutional Class | | | | | | | | | | | | |
| 2008 | 565 | $8.69 | to | $9.22 | $5,195 | 0.70% | 0.00% | to | 0.80% | -35.72% | to | -35.16% |
| 2007 | 722 | $13.52 | to | $14.22 | $10,227 | 0.56% | 0.00% | to | 0.80% | 3.68% | to | 4.56% |
| 2006 | 870 | $13.04 | to | $13.60 | $11,798 | 0.80% | 0.00% | to | 0.80% | 15.71% | to | 16.64% |
| 2005 | 1,093 | $11.27 | to | $11.66 | $12,707 | - | 0.00% | to | 0.80% | | 5.62% | |
| 2004 | 1,111 | | $11.04 | | $12,271 | (a) | | - | | | (a) | |
| ING Evergreen Health Sciences Portfolio - Institutional Class | | | | | | | | | | | | |
| 2008 | 298 | $9.48 | to | $9.77 | $2,911 | 0.48% | 0.00% | to | 0.80% | -29.04% | to | -28.48% |
| 2007 | 151 | $13.36 | to | $13.66 | $2,056 | 0.36% | 0.00% | to | 0.80% | 7.92% | to | 8.76% |
| 2006 | 104 | $12.38 | to | $12.56 | $1,312 | (c) | 0.00% | to | 0.80% | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2004 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| ING Evergreen Omega Portfolio - Institutional Class | | | | | | | | | | | | |
| 2008 | 7,164 | $9.61 | to | $9.90 | $70,858 | 0.53% | 0.00% | to | 0.80% | -27.96% | to | -27.37% |
| 2007 | 8,082 | $13.34 | to | $13.63 | $110,080 | 0.33% | 0.00% | to | 0.80% | 11.07% | to | 11.90% |
| 2006 | 8,958 | $12.01 | to | $12.18 | $109,063 | - | 0.00% | to | 0.80% | 5.07% | to | 5.91% |
| 2005 | 9,855 | $11.43 | to | $11.50 | $113,310 | (b) | 0.00% | to | 0.80% | | (b) | |
| 2004 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class | | | | | | | | | | | | |
| 2008 | 517 | $6.82 | to | $6.97 | $3,599 | 1.49% | 0.00% | to | 0.80% | -39.49% | to | -39.02% |
| 2007 | 401 | $11.27 | to | $11.43 | $4,576 | 0.25% | 0.00% | to | 0.80% | 13.84% | to | 14.87% |
| 2006 | 354 | $9.90 | to | $9.95 | $3,525 | (c) | 0.00% | to | 0.80% | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2004 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| ING Focus 5 Portfolio - Class I | | | | | | | | | | | | |
| 2008 | 6 | | $6.02 | | $35 | (e) | | - | | | (e) | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2005 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2004 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING Franklin Templeton Founding Strategy Portfolio - Institutional Class | | | | | | | | | | | | |
| 2008 | 81 | $6.75 | to | $6.79 | $548 | (e) | 0.00% | to | 0.80% | (e) | | |
| 2007 | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2006 | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2005 | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2004 | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| ING Global Real Estate Portfolio - Service Class | | | | | | | | | | | | |
| 2008 | 542 | $5.71 | to | $5.74 | $3,108 | (e) | 0.00% | to | 0.80% | (e) | | |
| 2007 | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2006 | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2005 | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2004 | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| ING Global Resources Portfolio - Institutional Class | | | | | | | | | | | | |
| 2008 | 480 | $12.74 | to | $21.63 | $9,839 | 2.27% | 0.00% | to | 0.80% | -41.32% | to | -40.82% |
| 2007 | 444 | $21.71 | to | $36.55 | $15,123 | 0.12% | 0.00% | to | 0.80% | 32.54% | to | 33.59% |
| 2006 | 390 | $16.38 | to | $27.36 | $9,885 | 0.34% | 0.00% | to | 0.80% | 20.71% | to | 21.71% |
| 2005 | 195 | $13.57 | to | $22.48 | $4,116 | 0.61% | 0.00% | to | 0.80% | 38.08% | | |
| 2004 | 48 | $16.28 | | | $783 | 1.58% | - | | | 6.68% | | |
| ING International Growth Opportunities Portfolio - Service Class | | | | | | | | | | | | |
| 2008 | 22 | $11.69 | | | $257 | 1.22% | - | | | -52.32% | | |
| 2007 | 30 | $24.52 | | | $727 | 1.05% | - | | | 18.45% | | |
| 2006 | 39 | $20.70 | | | $798 | 1.95% | - | | | 21.55% | | |
| 2005 | 42 | $17.03 | | | $709 | 2.46% | - | | | 10.51% | | |
| 2004 | 21 | $15.41 | | | $331 | 1.40% | - | | | 16.74% | | |
| ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class | | | | | | | | | | | | |
| 2008 | 474 | $7.63 | to | $7.79 | $3,689 | 2.82% | 0.00% | to | 0.80% | -51.52% | to | -51.19% |
| 2007 | 551 | $15.74 | to | $15.96 | $8,798 | 0.98% | 0.00% | to | 0.80% | 37.71% | to | 38.90% |
| 2006 | 172 | $11.43 | to | $11.49 | $1,971 | (c) | 0.00% | to | 0.80% | (c) | | |
| 2005 | (c) | (c) | | | (c) | (c) | (c) | | | (c) | | |
| 2004 | (c) | (c) | | | (c) | (c) | (c) | | | (c) | | |

# RELIASTAR LIFE INSURANCE COMPANY
## SELECT*LIFE VARIABLE ACCOUNT
### Notes to Financial Statements

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class | | | | | | | | | | | | |
| 2008 | 2,115 | $9.13 | to | $10.18 | $21,402 | 0.81% | 0.00% | to | 0.80% | -30.20% | to | -29.65% |
| 2007 | 2,378 | $13.08 | to | $14.47 | $34,220 | 0.34% | 0.00% | to | 0.80% | -2.39% | to | -1.56% |
| 2006 | 2,645 | $13.40 | to | $14.70 | $38,672 | 0.07% | 0.00% | to | 0.80% | 16.02% | to | 16.95% |
| 2005 | 2,913 | $11.55 | to | $12.57 | $36,407 | - | 0.00% | to | 0.80% | | 3.97% | |
| 2004 | 943 | | $12.09 | | $11,402 | (a) | | - | | | (a) | |
| ING JPMorgan Value Opportunities Portfolio - Institutional Class | | | | | | | | | | | | |
| 2008 | 2,808 | $7.56 | to | $7.79 | $21,846 | 3.88% | 0.00% | to | 0.80% | -39.86% | to | -39.33% |
| 2007 | 3,160 | $12.57 | to | $12.84 | $40,546 | 1.55% | 0.00% | to | 0.80% | -1.72% | to | -0.93% |
| 2006 | 3,463 | $12.79 | to | $12.96 | $44,858 | 0.72% | 0.00% | to | 0.80% | 19.53% | to | 20.45% |
| 2005 | 3,844 | $10.70 | to | $10.76 | $41,346 | (b) | 0.00% | to | 0.80% | | (b) | |
| 2004 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| ING Julius Baer Foreign Portfolio - Institutional Class | | | | | | | | | | | | |
| 2008 | 1,038 | $9.87 | to | $10.16 | $10,528 | - | 0.00% | to | 0.80% | -43.89% | to | -43.49% |
| 2007 | 938 | $17.59 | to | $17.98 | $16,838 | 0.29% | 0.00% | to | 0.80% | 15.80% | to | 16.75% |
| 2006 | 667 | $15.19 | to | $15.40 | $10,259 | - | 0.00% | to | 0.80% | 28.62% | to | 29.63% |
| 2005 | 290 | $11.81 | to | $11.88 | $3,449 | (b) | 0.00% | to | 0.80% | | (b) | |
| 2004 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| ING Legg Mason Value Portfolio - Institutional Class | | | | | | | | | | | | |
| 2008 | 247 | $5.05 | to | $5.44 | $1,340 | 0.28% | 0.00% | to | 0.80% | -55.86% | to | -55.41% |
| 2007 | 355 | $11.44 | to | $12.20 | $4,323 | - | 0.00% | to | 0.80% | -6.46% | to | -5.72% |
| 2006 | 436 | $12.23 | to | $12.94 | $5,632 | - | 0.00% | to | 0.80% | 5.89% | to | 6.77% |
| 2005 | 329 | $11.55 | to | $12.12 | $3,984 | - | 0.00% | to | 0.80% | | 6.13% | |
| 2004 | 102 | | $11.42 | | $1,169 | (a) | | - | | | (a) | |
| ING LifeStyle Aggressive Growth Portfolio - Institutional Class | | | | | | | | | | | | |
| 2008 | 494 | $8.55 | to | $8.73 | $4,307 | 2.25% | 0.00% | to | 0.80% | -42.11% | to | -41.72% |
| 2007 | 420 | $14.77 | to | $14.98 | $6,292 | 0.64% | 0.00% | to | 0.80% | 2.64% | to | 3.52% |
| 2006 | 188 | $14.39 | to | $14.47 | $2,722 | (c) | 0.00% | to | 0.80% | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2004 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |

# RELIASTAR LIFE INSURANCE COMPANY
## SELECT*LIFE VARIABLE ACCOUNT
### Notes to Financial Statements

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING LifeStyle Growth Portfolio - Institutional Class** | | | | | | | | | | | | |
| 2008 | 987 | $8.95 | to | $9.14 | $9,008 | 1.93% | 0.00% | to | 0.80% | -36.97% | to | -36.48% |
| 2007 | 1,122 | $14.20 | to | $14.39 | $16,128 | 1.15% | 0.00% | to | 0.80% | 3.35% | to | 4.12% |
| 2006 | 567 | $13.74 | to | $13.82 | $7,831 | (c) | 0.00% | to | 0.80% | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2004 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **ING LifeStyle Moderate Growth Portfolio - Institutional Class** | | | | | | | | | | | | |
| 2008 | 483 | $9.27 | to | $9.47 | $4,573 | 2.16% | 0.00% | to | 0.80% | -31.94% | to | -31.38% |
| 2007 | 487 | $13.62 | to | $13.80 | $6,725 | 1.33% | 0.00% | to | 0.80% | 4.05% | to | 4.78% |
| 2006 | 208 | $13.09 | to | $13.17 | $2,735 | (c) | 0.00% | to | 0.80% | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2004 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **ING LifeStyle Moderate Portfolio - Institutional Class** | | | | | | | | | | | | |
| 2008 | 521 | $9.69 | to | $9.91 | $5,156 | 3.51% | 0.00% | to | 0.80% | -26.48% | to | -25.82% |
| 2007 | 122 | $13.18 | to | $13.36 | $1,628 | 1.46% | 0.00% | to | 0.80% | | 5.28% | |
| 2006 | 55 | | $12.69 | | $698 | (c) | | - | | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2004 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **ING Limited Maturity Bond Portfolio - Service Class** | | | | | | | | | | | | |
| 2008 | 1,792 | $10.77 | to | $11.44 | $20,471 | 6.30% | 0.00% | to | 0.80% | -1.01% | to | -0.26% |
| 2007 | 1,342 | $10.88 | to | $11.47 | $15,362 | 2.04% | 0.00% | to | 0.80% | 4.92% | to | 5.81% |
| 2006 | 1,311 | $10.37 | to | $10.84 | $14,188 | 7.05% | 0.00% | to | 0.80% | | 3.83% | |
| 2005 | 57 | | $10.44 | | $598 | 4.03% | | - | | | 1.66% | |
| 2004 | 51 | | $10.27 | | $524 | 8.40% | | - | | | 1.38% | |
| **ING Liquid Assets Portfolio - Institutional Class** | | | | | | | | | | | | |
| 2008 | 5,629 | $11.26 | to | $11.78 | $66,021 | 2.53% | 0.00% | to | 0.80% | 1.81% | to | 2.61% |
| 2007 | 4,723 | $11.06 | to | $11.48 | $54,009 | 5.07% | 0.00% | to | 0.80% | 4.44% | to | 5.22% |
| 2006 | 4,664 | $10.59 | to | $10.91 | $50,723 | 4.82% | 0.00% | to | 0.80% | 4.03% | to | 5.00% |
| 2005 | 4,992 | $10.18 | to | $10.39 | $51,757 | 2.98% | 0.00% | to | 0.80% | | 2.97% | |
| 2004 | 4,501 | | $10.09 | | $45,412 | (a) | | - | | | (a) | |

**RELIASTAR LIFE INSURANCE COMPANY**
**SELECT*LIFE VARIABLE ACCOUNT**
**Notes to Financial Statements**

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING Lord Abbett Affiliated Portfolio - Institutional Class | | | | | | | | | | | | |
| 2008 | 9 | $8.48 | to | $11.58 | $107 | 3.34% | 0.00% | to | 0.80% | -36.90% | to | -36.41% |
| 2007 | 11 | $13.44 | to | $18.21 | $192 | 1.88% | 0.00% | to | 0.80% | 3.46% | to | 4.36% |
| 2006 | 13 | $12.99 | to | $17.45 | $234 | 1.21% | 0.00% | to | 0.80% | 17.03% | to | 17.91% |
| 2005 | 15 | $11.10 | to | $14.80 | $221 | 1.49% | 0.00% | to | 0.80% | | 5.71% | |
| 2004 | 21 | | $14.00 | | $296 | 1.08% | | - | | | 10.32% | |
| ING Marsico Growth Portfolio - Institutional Class | | | | | | | | | | | | |
| 2008 | 259 | $8.12 | to | $11.11 | $2,841 | 0.82% | 0.00% | to | 0.80% | -40.64% | to | -40.14% |
| 2007 | 352 | $13.68 | to | $18.56 | $6,478 | 0.02% | 0.00% | to | 0.80% | 13.53% | to | 14.43% |
| 2006 | 335 | $12.05 | to | $16.22 | $5,393 | - | 0.00% | to | 0.80% | 4.33% | to | 5.26% |
| 2005 | 271 | $11.55 | to | $15.41 | $4,142 | (b) | 0.00% | to | 0.80% | | (b) | |
| 2004 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| ING Marsico International Opportunities Portfolio - Institutional Class | | | | | | | | | | | | |
| 2008 | 1,667 | $9.28 | to | $9.56 | $15,907 | 1.24% | 0.00% | to | 0.80% | -49.73% | to | -49.31% |
| 2007 | 2,005 | $18.46 | to | $18.86 | $37,760 | 1.18% | 0.00% | to | 0.80% | 19.87% | to | 20.90% |
| 2006 | 2,236 | $15.40 | to | $15.60 | $34,862 | 0.08% | 0.00% | to | 0.80% | 23.30% | to | 24.20% |
| 2005 | 2,469 | $12.49 | to | $12.56 | $31,000 | (b) | 0.00% | to | 0.80% | | (b) | |
| 2004 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| ING MFS Total Return Portfolio - Institutional Class | | | | | | | | | | | | |
| 2008 | 581 | $9.32 | to | $11.94 | $6,902 | 8.82% | 0.00% | to | 0.80% | -22.78% | to | -22.16% |
| 2007 | 239 | $12.07 | to | $15.34 | $3,639 | 2.59% | 0.00% | to | 0.80% | 3.43% | to | 4.28% |
| 2006 | 225 | $11.67 | to | $14.71 | $3,300 | 2.09% | 0.00% | to | 0.80% | 11.35% | to | 12.20% |
| 2005 | 146 | $10.48 | to | $13.11 | $1,911 | 2.64% | 0.00% | to | 0.80% | | 3.15% | |
| 2004 | 83 | | $12.71 | | $1,051 | 3.19% | | - | | | 6.99% | |
| ING MFS Utilities Portfolio - Institutional Class | | | | | | | | | | | | |
| 2008 | 285 | $10.24 | to | $10.51 | $2,987 | 4.04% | 0.00% | to | 0.80% | -38.05% | to | -37.55% |
| 2007 | 282 | $16.53 | to | $16.83 | $4,740 | 0.99% | 0.00% | to | 0.80% | 26.76% | to | 27.69% |
| 2006 | 193 | $13.04 | to | $13.18 | $2,547 | 0.14% | 0.00% | to | 0.80% | 30.01% | to | 31.01% |
| 2005 | 179 | $10.03 | to | $10.06 | $1,796 | (b) | 0.00% | to | 0.80% | | (b) | |
| 2004 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |

| | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **ING MFS Utilities Portfolio - Service Class** | | | | | | |
| 2008 | 152 | $11.94 | $1,818 | 3.54% | - | -37.72% |
| 2007 | 153 | $19.17 | $2,927 | 0.74% | - | 27.38% |
| 2006 | 130 | $15.05 | $1,955 | 0.06% | - | 30.87% |
| 2005 | 57 | $11.50 | $661 | (b) | - | (b) |
| 2004 | (b) | (b) | (b) | (b) | (b) | (b) |
| **ING Oppenheimer Main Street Portfolio® - Institutional Class** | | | | | | |
| 2008 | 72 | $8.03 to $8.28 | $597 | 3.56% | 0.00% to 0.80% | -39.12% to -38.58% |
| 2007 | 47 | $13.19 to $13.48 | $638 | 1.28% | 0.00% to 0.80% | 4.58% |
| 2006 | 35 | $12.89 | $455 | 1.33% | - | 15.19% |
| 2005 | 7 | $11.19 | $78 | (b) | - | (b) |
| 2004 | (b) | (b) | (b) | (b) | (b) | (b) |
| **ING PIMCO Core Bond Portfolio - Institutional Class** | | | | | | |
| 2008 | 348 | $10.05 to $10.11 | $3,513 | (e) | 0.00% to 0.80% | (e) |
| 2007 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2006 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| **ING Pioneer Fund Portfolio - Institutional Class** | | | | | | |
| 2008 | 23 | $8.67 to $8.93 | $207 | 3.68% | 0.00% to 0.80% | -35.06% to -34.53% |
| 2007 | 21 | $13.35 to $13.64 | $282 | 1.52% | 0.00% to 0.80% | 4.46% to 5.33% |
| 2006 | 19 | $12.78 to $12.95 | $244 | (c) | 0.00% to 0.80% | (c) |
| 2005 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2004 | (c) | (c) | (c) | (c) | (c) | (c) |
| **ING Pioneer Mid Cap Value Portfolio - Institutional Class** | | | | | | |
| 2008 | 554 | $8.55 to $8.81 | $4,878 | 2.17% | 0.00% to 0.80% | -33.46% to -32.90% |
| 2007 | 570 | $12.85 to $13.13 | $7,484 | 0.81% | 0.00% to 0.80% | 4.90% to 5.72% |
| 2006 | 532 | $12.25 to $12.42 | $6,611 | 0.28% | 0.00% to 0.80% | 11.77% to 12.70% |
| 2005 | 517 | $10.96 to $11.02 | $5,696 | (b) | 0.00% to 0.80% | (b) |
| 2004 | (b) | (b) | (b) | (b) | (b) | (b) |

# RELIASTAR LIFE INSURANCE COMPANY
## SELECT*LIFE VARIABLE ACCOUNT
### Notes to Financial Statements

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Stock Index Portfolio - Institutional Class** | | | | | | | | | | | | |
| 2008 | 6,187 | $8.20 | to | $8.84 | $54,683 | 3.66% | 0.00% | to | 0.80% | -37.64% | to | -37.13% |
| 2007 | 6,819 | $13.15 | to | $14.06 | $95,860 | 1.67% | 0.00% | to | 0.80% | 4.45% | to | 5.32% |
| 2006 | 7,300 | $12.59 | to | $13.35 | $97,438 | 1.58% | 0.00% | to | 0.80% | 14.66% | to | 15.48% |
| 2005 | 7,763 | $10.98 | to | $11.56 | $89,735 | - | 0.00% | to | 0.80% | | 4.62% | |
| 2004 | 8,406 | | $11.05 | | $92,881 | (a) | | - | | | (a) | |
| **ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class** | | | | | | | | | | | | |
| 2008 | 3,084 | $9.46 | to | $14.16 | $43,264 | 5.47% | 0.00% | to | 0.80% | -27.90% | to | -27.35% |
| 2007 | 2,624 | $13.12 | to | $19.49 | $50,611 | 2.04% | 0.00% | to | 0.80% | 3.88% | to | 4.67% |
| 2006 | 2,152 | $12.63 | to | $18.62 | $39,681 | 1.46% | 0.00% | to | 0.80% | 13.99% | to | 14.94% |
| 2005 | 1,873 | $11.08 | to | $16.20 | $30,204 | 1.46% | 0.00% | to | 0.80% | | 8.00% | |
| 2004 | 1,245 | | $15.00 | | $18,675 | 1.45% | | - | | | 16.82% | |
| **ING T. Rowe Price Equity Income Portfolio - Institutional Class** | | | | | | | | | | | | |
| 2008 | 661 | $8.34 | to | $11.67 | $7,661 | 5.22% | 0.00% | to | 0.80% | -36.04% | to | -35.52% |
| 2007 | 607 | $13.04 | to | $18.10 | $10,905 | 1.67% | 0.00% | to | 0.80% | 2.52% | to | 3.37% |
| 2006 | 600 | $12.72 | to | $17.51 | $10,431 | 1.50% | 0.00% | to | 0.80% | 18.44% | to | 19.44% |
| 2005 | 515 | $10.74 | to | $14.66 | $7,513 | (b) | 0.00% | to | 0.80% | | (b) | |
| 2004 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| **ING Van Kampen Capital Growth Portfolio - Institutional Class** | | | | | | | | | | | | |
| 2008 | 8,831 | $7.99 | to | $8.02 | $70,620 | 0.25% | 0.00% | to | 0.80% | -49.53% | to | -49.14% |
| 2007 | 1,249 | $15.71 | to | $15.89 | $19,618 | - | 0.00% | to | 0.80% | 20.56% | to | 21.50% |
| 2006 | 1,522 | $12.93 | to | $13.18 | $19,686 | - | 0.00% | to | 0.80% | 3.45% | to | 4.36% |
| 2005 | 1,840 | $12.39 | to | $12.74 | $22,799 | 0.49% | 0.00% | to | 0.80% | | 15.47% | |
| 2004 | 2,053 | | $10.73 | | $22,025 | (a) | | - | | | (a) | |
| **ING Van Kampen Growth and Income Portfolio - Service Class** | | | | | | | | | | | | |
| 2008 | 957 | $8.82 | to | $9.09 | $8,680 | 3.80% | 0.00% | to | 0.80% | -32.77% | to | -32.16% |
| 2007 | 1,097 | $13.12 | to | $13.40 | $14,677 | 1.52% | 0.00% | to | 0.80% | 1.78% | to | 2.52% |
| 2006 | 1,249 | $12.89 | to | $13.07 | $16,308 | 2.02% | 0.00% | to | 0.80% | 15.09% | to | 15.97% |
| 2005 | 82 | $11.20 | to | $11.27 | $926 | (b) | 0.00% | to | 0.80% | | (b) | |
| 2004 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING Van Kampen Real Estate Portfolio - Institutional Class | | | | | | | | | | | | |
| 2008 | 137 | | $14.74 | | $2,020 | 1.65% | - | | | | -38.30% | |
| 2007 | 205 | | $23.89 | | $4,906 | 1.43% | - | | | | -17.54% | |
| 2006 | 327 | | $28.97 | | $9,468 | 1.48% | - | | | | 37.95% | |
| 2005 | 415 | | $21.00 | | $8,716 | 1.29% | - | | | | 17.12% | |
| 2004 | 231 | | $17.93 | | $4,146 | 2.27% | - | | | | 38.14% | |
| ING VP Index Plus International Equity Portfolio - Service Class | | | | | | | | | | | | |
| 2008 | 671 | $7.70 | to | $7.89 | $5,248 | 6.30% | 0.00% | to | 0.80% | -44.24% | to | -43.80% |
| 2007 | 757 | $13.81 | to | $14.04 | $10,565 | - | 0.00% | to | 0.80% | 7.30% | to | 8.17% |
| 2006 | 828 | $12.87 | to | $12.98 | $10,710 | (c) | 0.00% | to | 0.80% | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2004 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| ING Wells Fargo Small Cap Disciplined Portfolio - Institutional Class | | | | | | | | | | | | |
| 2008 | 793 | $6.73 | to | $6.88 | $5,456 | 1.36% | 0.00% | to | 0.80% | | -32.55% | |
| 2007 | 889 | | $10.20 | | $9,073 | - | | - | | | -3.41% | |
| 2006 | 1,030 | $10.50 | to | $10.56 | $10,877 | (c) | 0.00% | to | 0.80% | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2004 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| ING American Century Large Company Value Portfolio - Initial Class | | | | | | | | | | | | |
| 2008 | 20 | | $7.96 | | $158 | 12.63% | - | | | | -36.88% | |
| 2007 | 25 | | $12.61 | | $317 | 1.15% | - | | | | -1.71% | |
| 2006 | 43 | | $12.83 | | $556 | 0.94% | - | | | | 19.57% | |
| 2005 | 40 | | $10.73 | | $428 | (b) | - | | | | (b) | |
| 2004 | (b) | | (b) | | (b) | (b) | (b) | | | | (b) | |
| ING American Century Small-Mid Cap Value Portfolio - Initial Class | | | | | | | | | | | | |
| 2008 | 38 | $9.23 | to | $9.51 | $359 | 1.05% | 0.00% | to | 0.80% | -26.98% | to | -26.39% |
| 2007 | 46 | $12.64 | to | $12.92 | $589 | 0.68% | 0.00% | to | 0.80% | -3.51% | to | -2.71% |
| 2006 | 67 | $13.10 | to | $13.28 | $886 | 0.03% | 0.00% | to | 0.80% | 14.81% | to | 15.78% |
| 2005 | 80 | $11.41 | to | $11.47 | $917 | (b) | 0.00% | to | 0.80% | | (b) | |
| 2004 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Baron Small Cap Growth Portfolio - Initial Class** | | | | | | | | | | | | |
| 2008 | 425 | $7.83 | to | $8.07 | $3,427 | - | 0.00% | to | 0.80% | -41.57% | to | -41.09% |
| 2007 | 474 | $13.40 | to | $13.70 | $6,493 | - | 0.00% | to | 0.80% | 5.43% | to | 6.37% |
| 2006 | 345 | $12.71 | to | $12.88 | $4,438 | - | 0.00% | to | 0.80% | 14.61% | to | 15.52% |
| 2005 | 189 | $11.09 | to | $11.15 | $2,102 | (b) | 0.00% | to | 0.80% | | (b) | |
| 2004 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| **ING Columbia Small Cap Value II Portfolio - Initial Class** | | | | | | | | | | | | |
| 2008 | 517 | $6.80 | to | $6.94 | $3,586 | 0.32% | 0.00% | to | 0.80% | -34.36% | to | -33.90% |
| 2007 | 439 | $10.36 | to | $10.50 | $4,608 | 0.15% | 0.00% | to | 0.80% | 2.47% | to | 3.24% |
| 2006 | 439 | $10.11 | to | $10.17 | $4,467 | (c) | 0.00% | to | 0.80% | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2004 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **ING JPMorgan Mid Cap Value Portfolio - Initial Class** | | | | | | | | | | | | |
| 2008 | 493 | $8.64 | to | $13.22 | $6,437 | 2.65% | 0.00% | to | 0.80% | -33.44% | to | -32.89% |
| 2007 | 526 | $12.98 | to | $19.70 | $10,192 | 0.78% | 0.00% | to | 0.80% | 1.80% | to | 2.60% |
| 2006 | 518 | $12.75 | to | $19.20 | $9,804 | 0.02% | 0.00% | to | 0.80% | 15.91% | to | 16.86% |
| 2005 | 429 | $11.00 | to | $16.43 | $6,973 | 0.71% | 0.00% | to | 0.80% | | 8.74% | |
| 2004 | 183 | | $15.11 | | $2,722 | 0.51% | | - | | | 20.88% | |
| **ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class** | | | | | | | | | | | | |
| 2008 | 12 | $7.71 | to | $9.93 | $117 | - | 0.00% | to | 0.80% | -39.72% | to | -39.19% |
| 2007 | 15 | $12.79 | to | $16.33 | $251 | - | 0.00% | to | 0.80% | -2.37% | to | -1.63% |
| 2006 | 19 | $13.10 | to | $16.60 | $320 | - | 0.00% | to | 0.80% | | 10.30% | |
| 2005 | 20 | | $15.05 | | $304 | (b) | | - | | | (b) | |
| 2004 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| **ING Neuberger Berman Partners Portfolio - Initial Class** | | | | | | | | | | | | |
| 2008 | 85 | $5.43 | to | $5.55 | $471 | 0.37% | 0.00% | to | 0.80% | | -51.10% | |
| 2007 | 54 | | $11.35 | | $618 | 0.61% | | - | | | 8.82% | |
| 2006 | 4 | | $10.43 | | $37 | (c) | | - | | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2004 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING Oppenheimer Global Portfolio - Initial Class | | | | | | | | | | | | |
| 2008 | 3,846 | $8.81 | to | $9.08 | $34,855 | 2.47% | 0.00% | to | 0.80% | -40.79% | to | -40.30% |
| 2007 | 3,802 | $14.88 | to | $15.21 | $57,740 | 1.11% | 0.00% | to | 0.80% | 5.76% | to | 6.59% |
| 2006 | 4,048 | $14.07 | to | $14.27 | $57,700 | 0.07% | 0.00% | to | 0.80% | 16.96% | to | 18.03% |
| 2005 | 4,289 | $12.03 | to | $12.09 | $51,836 | (b) | 0.00% | to | 0.80% | | (b) | |
| 2004 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| ING Oppenheimer Strategic Income Portfolio - Service Class | | | | | | | | | | | | |
| 2008 | 924 | $9.80 | to | $10.10 | $9,329 | 6.69% | 0.00% | to | 0.80% | -16.38% | to | -15.69% |
| 2007 | 424 | $11.72 | to | $11.98 | $5,079 | 4.64% | 0.00% | to | 0.80% | 7.72% | to | 8.61% |
| 2006 | 212 | $10.88 | to | $11.03 | $2,338 | 0.18% | 0.00% | to | 0.80% | 7.30% | to | 8.24% |
| 2005 | 30 | $10.14 | to | $10.19 | $305 | (b) | 0.00% | to | 0.80% | | (b) | |
| 2004 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| ING PIMCO Total Return Portfolio - Initial Class | | | | | | | | | | | | |
| 2008 | 637 | $11.30 | to | $12.38 | $7,845 | 5.51% | 0.00% | to | 0.80% | -0.70% | to | 0.08% |
| 2007 | 721 | $11.38 | to | $12.37 | $8,866 | 3.71% | 0.00% | to | 0.80% | 8.69% | to | 9.66% |
| 2006 | 512 | $10.47 | to | $11.28 | $5,737 | 1.88% | 0.00% | to | 0.80% | 3.46% | to | 4.16% |
| 2005 | 345 | $10.12 | to | $10.83 | $3,727 | (b) | 0.00% | to | 0.80% | | (b) | |
| 2004 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| ING Pioneer High Yield Portfolio - Initial Class | | | | | | | | | | | | |
| 2008 | 1,725 | $7.09 | to | $7.13 | $12,283 | (e) | 0.00% | to | 0.80% | | (e) | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2005 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2004 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | | | | | | | | | | | | |
| 2008 | 4,358 | $8.06 | to | $8.30 | $36,101 | 0.47% | 0.00% | to | 0.80% | -43.60% | to | -43.15% |
| 2007 | 4,943 | $14.29 | to | $14.60 | $72,067 | 0.19% | 0.00% | to | 0.80% | 12.52% | to | 13.35% |
| 2006 | 5,502 | $12.70 | to | $12.88 | $70,799 | - | 0.00% | to | 0.80% | 8.18% | to | 9.15% |
| 2005 | 6,074 | $11.74 | to | $11.80 | $71,647 | (b) | 0.00% | to | 0.80% | | (b) | |
| 2004 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |

# RELIASTAR LIFE INSURANCE COMPANY
## SELECT*LIFE VARIABLE ACCOUNT
### Notes to Financial Statements

| | Units (000's) | Unit Fair Value (lowest to highest) | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | Total Return[C] (lowest to highest) | |
|---|---|---|---|---|---|---|---|---|---|
| **ING UBS U.S. Large Cap Equity Portfolio - Initial Class** | | | | | | | | | |
| 2008 | 481 | $7.69 | to $7.92 | $3,802 | 2.47% | 0.00% | to 0.80% | -40.20% | to -39.77% |
| 2007 | 538 | $12.86 | to $13.15 | $7,067 | 0.74% | 0.00% | to 0.80% | 0.31% | to 1.23% |
| 2006 | 555 | $12.82 | to $12.99 | $7,204 | 0.78% | 0.00% | to 0.80% | 13.65% | to 14.45% |
| 2005 | 553 | $11.28 | to $11.35 | $6,273 | (b) | 0.00% | to 0.80% | (b) | |
| 2004 | (b) | (b) | | (b) | (b) | (b) | | (b) | |
| **ING Van Kampen Comstock Portfolio - Initial Class** | | | | | | | | | |
| 2008 | 546 | $7.54 | to $9.59 | $5,190 | 4.27% | 0.00% | to 0.80% | -36.85% | to -36.32% |
| 2007 | 644 | $11.94 | to $15.06 | $9,558 | 1.65% | 0.00% | to 0.80% | -2.85% | to -2.08% |
| 2006 | 626 | $12.29 | to $15.38 | $9,506 | 0.99% | 0.00% | to 0.80% | 15.29% | to 16.25% |
| 2005 | 553 | $10.66 | to $13.23 | $7,295 | 0.64% | 0.00% | to 0.80% | 3.68% | |
| 2004 | 316 | $12.76 | | $4,034 | - | - | | 16.96% | |
| **ING Van Kampen Equity and Income Portfolio - Initial Class** | | | | | | | | | |
| 2008 | 152 | $9.54 | to $11.10 | $1,665 | 5.59% | 0.00% | to 0.80% | -23.98% | to -23.34% |
| 2007 | 140 | $12.55 | to $14.48 | $2,019 | 2.32% | 0.00% | to 0.80% | 2.70% | to 3.58% |
| 2006 | 133 | $12.22 | to $13.98 | $1,862 | 2.11% | 0.00% | to 0.80% | 11.80% | to 12.65% |
| 2005 | 90 | $10.93 | to $12.41 | $1,114 | 0.09% | 0.00% | to 0.80% | 8.01% | |
| 2004 | 17 | $11.49 | | $192 | 0.87% | - | | 10.91% | |
| **ING VP Strategic Allocation Conservative Portfolio - Class I** | | | | | | | | | |
| 2008 | 4 | $9.00 | to $9.55 | $34 | 4.08% | 0.00% | to 0.80% | -24.18% | to -23.60% |
| 2007 | 5 | $11.87 | to $12.50 | $64 | 2.94% | 0.00% | to 0.80% | 4.95% | to 5.84% |
| 2006 | 6 | $11.31 | to $11.81 | $72 | 2.44% | 0.00% | to 0.80% | 7.51% | to 8.35% |
| 2005 | 21 | $10.52 | to $10.90 | $232 | 0.40% | 0.00% | to 0.80% | 3.81% | |
| 2004 | - | $10.50 | | $339 | - | - | | - | |
| **ING VP Strategic Allocation Growth Portfolio - Class I** | | | | | | | | | |
| 2008 | 65 | $8.17 | to $8.88 | $569 | 2.22% | 0.00% | to 0.80% | -36.62% | to -36.07% |
| 2007 | 116 | $12.89 | to $13.89 | $1,596 | 1.87% | 0.00% | to 0.80% | 4.20% | to 5.07% |
| 2006 | 139 | $12.37 | to $13.22 | $1,833 | 2.08% | 0.00% | to 0.80% | 12.35% | to 13.18% |
| 2005 | 222 | $11.01 | to $11.68 | $2,587 | 1.25% | 0.00% | to 0.80% | 6.18% | |
| 2004 | 31 | $11.00 | | $3 | (a) | - | | (a) | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING VP Strategic Allocation Moderate Portfolio - Class I | | | | | | | | | | | | |
| 2008 | 50 | $8.56 | to | $9.19 | $460 | 3.28% | 0.00% | to | 0.80% | -31.02% | to | -30.48% |
| 2007 | 62 | $12.41 | to | $13.22 | $820 | 2.40% | 0.00% | to | 0.80% | 4.64% | to | 5.51% |
| 2006 | 74 | $11.86 | to | $12.53 | $930 | 2.68% | 0.00% | to | 0.80% | 10.33% | to | 11.18% |
| 2005 | 118 | $10.75 | to | $11.27 | $1,328 | 0.90% | 0.00% | to | 0.80% | | 4.64% | |
| 2004 | 2 | | $10.77 | | $20 | (a) | | - | | | (a) | |
| ING VP Growth and Income Portfolio - Class I | | | | | | | | | | | | |
| 2008 | 162 | $6.17 | to | $6.22 | $1,008 | 1.41% | 0.00% | to | 0.80% | -38.11% | to | -37.68% |
| 2007 | 198 | $9.97 | to | $9.98 | $1,972 | (d) | 0.00% | to | 0.80% | | (d) | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2005 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2004 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class I | | | | | | | | | | | | |
| 2008 | 50 | $10.30 | to | $10.36 | $515 | (e) | 0.00% | to | 0.80% | | (e) | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2005 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2004 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| ING Opportunistic Large Cap Value Portfolio - Class I | | | | | | | | | | | | |
| 2008 | 115 | | $7.65 | | $877 | 2.13% | | - | | | -35.55% | |
| 2007 | 148 | | $11.87 | | $1,753 | 1.77% | | - | | | 2.95% | |
| 2006 | 181 | | $11.53 | | $2,092 | 1.44% | | - | | | 16.00% | |
| 2005 | 236 | | $9.94 | | $2,342 | (b) | | - | | | (b) | |
| 2004 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| ING Russell™ Small Cap Index Portfolio - Class I | | | | | | | | | | | | |
| 2008 | 29 | $6.99 | to | $7.03 | $202 | (e) | 0.00% | to | 0.80% | | (e) | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2005 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2004 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING VP Index Plus LargeCap Portfolio - Class I** | | | | | | | | | | | | |
| 2008 | 238 | $8.13 | to | $9.16 | $2,168 | 2.44% | 0.00% | to | 0.80% | -37.75% | to | -37.22% |
| 2007 | 189 | $13.06 | to | $14.59 | $2,752 | 1.24% | 0.00% | to | 0.80% | 4.15% | to | 5.04% |
| 2006 | 186 | $12.54 | to | $13.89 | $2,578 | 0.93% | 0.00% | to | 0.80% | 13.69% | to | 14.60% |
| 2005 | 146 | $11.03 | to | $12.12 | $1,764 | 1.22% | 0.00% | to | 0.80% | | 5.39% | |
| 2004 | 110 | | $11.50 | | $1,269 | 1.08% | | - | | | 10.58% | |
| **ING VP Index Plus MidCap Portfolio - Class I** | | | | | | | | | | | | |
| 2008 | 915 | $8.20 | to | $10.11 | $9,216 | 1.46% | 0.00% | to | 0.80% | -38.02% | to | -37.55% |
| 2007 | 959 | $13.23 | to | $16.19 | $15,483 | 0.80% | 0.00% | to | 0.80% | 4.67% | to | 5.54% |
| 2006 | 952 | $12.64 | to | $15.34 | $14,578 | 0.59% | 0.00% | to | 0.80% | 8.50% | to | 9.42% |
| 2005 | 765 | $11.65 | to | $14.02 | $10,710 | 0.40% | 0.00% | to | 0.80% | | 11.18% | |
| 2004 | 242 | | $12.61 | | $3,049 | 0.34% | | - | | | 16.54% | |
| **ING VP Index Plus SmallCap Portfolio - Class I** | | | | | | | | | | | | |
| 2008 | 736 | $8.00 | to | $10.01 | $7,310 | 0.97% | 0.00% | to | 0.80% | -34.10% | to | -33.53% |
| 2007 | 878 | $12.14 | to | $15.06 | $13,106 | 0.47% | 0.00% | to | 0.80% | -6.97% | to | -6.23% |
| 2006 | 879 | $13.05 | to | $16.06 | $14,007 | 0.38% | 0.00% | to | 0.80% | 12.99% | to | 13.82% |
| 2005 | 653 | $11.55 | to | $14.11 | $9,190 | 0.28% | 0.00% | to | 0.80% | | 7.63% | |
| 2004 | 152 | | $13.11 | | $1,986 | 0.08% | | - | | | 22.07% | |
| **ING VP International Value Portfolio - Class I** | | | | | | | | | | | | |
| 2008 | 625 | $17.57 | to | $19.25 | $11,966 | 2.68% | 0.00% | to | 0.80% | -43.19% | to | -42.76% |
| 2007 | 811 | $30.93 | to | $33.63 | $27,156 | 1.71% | 0.00% | to | 0.80% | 12.51% | to | 13.46% |
| 2006 | 1,053 | $27.49 | to | $29.64 | $31,100 | 2.42% | 0.00% | to | 0.80% | 28.40% | to | 29.43% |
| 2005 | 1,371 | $21.41 | to | $22.90 | $31,244 | 2.48% | 0.00% | to | 0.80% | 8.57% | to | 9.41% |
| 2004 | 1,514 | $19.72 | to | $20.93 | $31,571 | 1.30% | 0.00% | to | 0.80% | 16.48% | to | 17.45% |
| **ING VP MidCap Opportunities Portfolio - Class I** | | | | | | | | | | | | |
| 2008 | 1,461 | $6.41 | to | $11.96 | $9,524 | - | 0.00% | to | 0.80% | -38.10% | to | -37.65% |
| 2007 | 1,667 | $10.28 | to | $19.32 | $17,470 | - | 0.00% | to | 0.80% | 24.73% | to | 25.83% |
| 2006 | 2,100 | $8.17 | to | $15.49 | $17,509 | - | 0.00% | to | 0.80% | 6.90% | to | 7.78% |
| 2005 | 2,658 | $7.58 | to | $14.49 | $20,569 | - | 0.00% | to | 0.80% | 9.52% | to | 10.33% |
| 2004 | 3,169 | $6.87 | to | $13.23 | $22,261 | - | 0.00% | to | 0.80% | | 11.53% | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING VP SmallCap Opportunities Portfolio - Class I | | | | | | | | | | | | |
| 2008 | 545 | $14.68 | to | $24.77 | $13,132 | - | 0.00% | to | 0.80% | -35.02% | to | -34.47% |
| 2007 | 600 | $22.59 | to | $37.80 | $22,091 | - | 0.00% | to | 0.80% | 9.18% | to | 10.08% |
| 2006 | 646 | $20.69 | to | $34.34 | $21,566 | - | 0.00% | to | 0.80% | 11.66% | to | 12.55% |
| 2005 | 722 | $18.53 | to | $30.51 | $21,322 | - | 0.00% | to | 0.80% | 8.24% | to | 9.12% |
| 2004 | 837 | $17.12 | to | $27.96 | $22,664 | - | 0.00% | to | 0.80% | 9.32% | to | 10.17% |
| ING VP Balanced Portfolio - Class I | | | | | | | | | | | | |
| 2008 | 908 | $7.88 | to | $8.05 | $7,229 | 3.76% | 0.00% | to | 0.80% | -28.69% | to | -28.12% |
| 2007 | 1,056 | $11.05 | to | $11.20 | $11,739 | 2.63% | 0.00% | to | 0.80% | 4.74% | to | 5.56% |
| 2006 | 1,150 | $10.55 | to | $10.61 | $12,161 | (c) | 0.00% | to | 0.80% | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2004 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| ING VP Intermediate Bond Portfolio - Class I | | | | | | | | | | | | |
| 2008 | 884 | $10.02 | to | $12.48 | $10,975 | 7.01% | 0.00% | to | 0.80% | -9.16% | to | -8.50% |
| 2007 | 544 | $11.03 | to | $13.64 | $7,393 | 4.03% | 0.00% | to | 0.80% | 5.15% | to | 6.07% |
| 2006 | 484 | $10.49 | to | $12.86 | $6,189 | 4.39% | 0.00% | to | 0.80% | 3.25% | to | 4.05% |
| 2005 | 407 | $10.16 | to | $12.36 | $5,030 | 4.96% | 0.00% | to | 0.80% | | 3.17% | |
| 2004 | 208 | | $11.98 | | $2,498 | 8.21% | | - | | | 4.81% | |
| Neuberger Berman AMT Socially Responsive Portfolio® - Class I | | | | | | | | | | | | |
| 2008 | 194 | $8.23 | to | $10.48 | $2,034 | 2.95% | 0.00% | to | 0.80% | -39.88% | to | -39.46% |
| 2007 | 125 | $13.69 | to | $17.31 | $2,167 | 0.10% | 0.00% | to | 0.80% | 6.70% | to | 7.58% |
| 2006 | 105 | $12.83 | to | $16.09 | $1,685 | 0.18% | 0.00% | to | 0.80% | | 13.71% | |
| 2005 | 106 | | $14.15 | | $1,495 | - | | - | | | 6.87% | |
| 2004 | 109 | | $13.24 | | $1,443 | - | | - | | | 13.26% | |

(a)    As investment Division was not available until 2004, this data is not meaningful and is therefore not presented.

(b)    As investment Division was not available until 2005, this data is not meaningful and is therefore not presented.

(c)    As investment Division was not available until 2006, this data is not meaningful and is therefore not presented.

(d)    As investment Division was not available until 2007, this data is not meaningful and is therefore not presented.

(e)    As investment Division was not available until 2008, this data is not meaningful and is therefore not presented.

A    The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

B    The Expense Ratio considers only the expenses borne directly by the Account and is equal to the mortality and expense, administrative and other charges, as defined in Note 5.  Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

C    Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities.  Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

**FINANCIAL STATEMENTS — STATUTORY BASIS**
**ReliaStar Life Insurance Company**
*For the years ended December 31, 2009, 2008 and 2007*
*with Report of Independent Registered Public Accounting Firm*

**RELIASTAR LIFE INSURANCE COMPANY**
**Financial Statements – Statutory Basis**
**December 31, 2009**

# Contents

Report of Independent Registered Public Accounting Firm    1

Audited Financial Statements – Statutory Basis

Balance Sheets – Statutory Basis – as of December 31, 2009 and 2008    3

Statements of Operations – Statutory Basis – for the years ended December 31, 2009, 2008 and 2007    5

Statements of Changes in Capital and Surplus – Statutory Basis – for the years ended December 31, 2009, 2008 and 2007    6

Statements of Cash Flows – Statutory Basis – for the years ended December 31, 2009, 2008 and 2007    7

Notes to Financial Statements – Statutory Basis    8

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
ReliaStar Life Insurance Company

We have audited the accompanying statutory basis balance sheets of ReliaStar Life Insurance Company (the "Company"), an indirect wholly owned subsidiary of ING America Insurance Holdings, Inc., as of December 31, 2009 and 2008, and the related statutory basis statements of operations, changes in capital and surplus, and cash flows for each of the three years in the period ended December 31, 2009.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Company's internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Minnesota Department of Commerce, Division of Insurance ("Minnesota Division of Insurance"), which practices differ from U.S generally accepted accounting principles.  The variances between such practices and U.S. generally accepted accounting principles are described in Note 1.  The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with U.S. generally accepted accounting principles, the financial position of ReliaStar Life Insurance Company at December 31, 2009 and 2008, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2009.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ReliaStar Life Insurance Company at December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting practices prescribed or permitted by the Minnesota Division of Insurance.

As discussed in Note 1 to the financial statements, the Company changed its method of accounting for loan-backed and structured securities and income taxes in 2009.

/s/ Ernst & Young LLP

Atlanta, Georgia
April 1, 2010

# RELIASTAR LIFE INSURANCE COMPANY
## Balance Sheets - Statutory Basis

|  | December 31 | |
| --- | ---: | ---: |
|  | 2009 | 2008 |
|  | *(In Thousands)* | |
| **Admitted Assets** | | |
| Cash and invested assets: | | |
| Bonds | $ 11,921,786 | $ 13,389,937 |
| Preferred stocks | 48,516 | 111,545 |
| Common stocks | 60,112 | 63,967 |
| Subsidiaries | 322,591 | 267,611 |
| Mortgage loans | 2,225,989 | 2,492,588 |
| Real estate: | | |
| Properties occupied by the company | 9,601 | 9,519 |
| Properties held for the production of income | 7,660 | 7,673 |
| Contract loans | 682,630 | 690,229 |
| Other invested assets | 1,092,726 | 1,068,202 |
| Cash and short term investments | 1,331,064 | 156,896 |
| Total cash and invested assets | 17,702,675 | 18,258,167 |
| Deferred and uncollected premiums, less loading (2009-$59,523; 2008-$34,078) | (67,517) | (376,766) |
| Accrued investment income | 204,675 | 185,410 |
| Reinsurance balances recoverable | 297,515 | 184,426 |
| Indebtedness from related parties | 57,305 | 241,749 |
| Net deferred tax asset | 222,437 | 127,427 |
| Separate account assets | 2,227,830 | 1,920,676 |
| Other assets | 28,385 | 22,791 |
| Total admitted assets | $ 20,673,305 | $ 20,563,880 |

*The accompanying notes are an integral part of these financial statements.*

3

# RELIASTAR LIFE INSURANCE COMPANY
## Balance Sheets - Statutory Basis

| | December 31 | |
|---|---|---|
| | **2009** | **2008** |
| | *(In Thousands, except share amounts)* | |
| **Liabilities and Capital and Surplus** | | |
| Liabilities: | | |
| Policy and contract liabilities: | | |
| Life and annuity reserves | $ 12,868,745 | $ 12,535,786 |
| Accident and health reserves | 936,352 | 1,119,012 |
| Deposit type contracts | 655,939 | 633,472 |
| Policyholders' funds | 1,671 | 1,150 |
| Dividends payable | 11,240 | 13,745 |
| Policy and contract claims | 123,837 | 215,745 |
| Total policy and contract liabilities | 14,597,784 | 14,518,910 |
| | | |
| Accounts payable and accrued expenses | 141,510 | 146,375 |
| Reinsurance balances | 1,161,020 | 363,874 |
| Current federal income taxes payable (including $70,722 and $10,592 on realized capital gains (losses) at December 31, 2009 and 2008, respectively) | 19,907 | 10,936 |
| Indebtedness to related parties | 48,476 | 142,015 |
| Contingency reserve | 40,063 | 40,226 |
| Asset valuation reserve | 19,014 | 65,691 |
| Borrowed money | - | 705,019 |
| Net transfers from separate accounts | (95,033) | (76,412) |
| Other liabilities | 322,424 | 653,262 |
| Separate account liabilities | 2,227,830 | 1,920,676 |
| Total liabilities | 18,482,995 | 18,490,572 |
| | | |
| Capital and surplus: | | |
| Common stock: authorized 25,000,000 shares of $1.25 par value; 2,000,000 shares issued and outstanding | 2,500 | 2,500 |
| Preferred capital stock | 100 | 100 |
| Special surplus funds | 94,219 | 9,710 |
| Surplus note | 100,000 | 100,000 |
| Paid-in and contributed surplus | 1,957,125 | 1,957,125 |
| Unassigned surplus | 36,466 | 3,973 |
| Preferred capital stock, held in treasury | (100) | (100) |
| Total capital and surplus | 2,190,310 | 2,073,308 |
| Total liabilities and capital and surplus | $ 20,673,305 | $ 20,563,880 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY
## Statements of Operations – Statutory Basis

|  | Year ended December 31 | | |
|  | 2009 | 2008 | 2007 |
| --- | ---: | ---: | ---: |
|  | *(In Thousands)* | | |
| **Premiums and other revenues:** | | | |
| Life, annuity, and accident and health premiums | $ 566,262 | $ 2,305,966 | $ 1,970,191 |
| Considerations for supplementary contracts with life contingencies | 3,638 | 2,683 | 2,022 |
| Net investment income | 866,422 | 880,893 | 958,383 |
| Amortization of interest maintenance reserve | (17,585) | (7,479) | (598) |
| Commissions, expense allowances and reserve adjustments on reinsurance ceded | 1,158,218 | 258,258 | 1,015,902 |
| Other revenue | 123,358 | 133,539 | 148,941 |
| Total premiums and other revenues | 2,700,313 | 3,573,860 | 4,094,841 |
| **Benefits paid or provided:** | | | |
| Death benefits | 128,184 | 742,637 | 943,659 |
| Annuity benefits | 99,855 | 110,171 | 110,050 |
| Surrender benefits and withdrawals | 1,162,628 | 1,610,260 | 1,847,038 |
| Interest on policy or contract funds | 25,458 | 31,896 | 28,364 |
| Accident and health benefits | 143,838 | 543,348 | 579,121 |
| Other benefits | 7,922 | 8,521 | 7,403 |
| Increase (decrease) in life, annuity and accident and health reserves | 158,125 | (174,081) | (121,592) |
| Net transfers from separate accounts | (136,163) | (239,177) | (386,445) |
| Total benefits paid or provided | 1,589,847 | 2,633,575 | 3,007,598 |
| **Insurance expenses and other deductions:** | | | |
| Commissions | 436,865 | 475,591 | 392,398 |
| General expenses | 381,780 | 439,337 | 401,062 |
| Insurance taxes, licenses and fees | 57,891 | 59,482 | 51,412 |
| Other (additions) deductions | (4,732) | 17,033 | (36,436) |
| Total insurance expenses and other deductions | 871,804 | 991,443 | 808,436 |
| Gain (loss) from operations before policyholder dividends, federal income taxes and net realized capital gains (losses) | 238,662 | (51,158) | 278,807 |
| Dividends to policyholders | 14,704 | 17,316 | 18,500 |
| Gain (loss) from operations before federal income taxes and net realized capital (losses) gains | 223,958 | (68,474) | 260,307 |
| Federal income tax expense (benefit) | 119,396 | (111,875) | 110,413 |
| Gain from operations before net realized capital (losses) gains | 104,562 | 43,401 | 149,894 |
| Net realized capital (losses) gains | (197,058) | (168,608) | 3,156 |
| Net (loss) income | $ (92,496) | $ (125,207) | $ 153,050 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY
## Statements of Changes in Capital and Surplus—Statutory Basis

| | Year ended December 31 | | |
| --- | --- | --- | --- |
| | 2009 | 2008 | 2007 |
| | *(In Thousands)* | | |
| Common stock: | | | |
| Balance at beginning and end of year | $ 2,500 | $ 2,500 | $ 2,500 |
| | | | |
| Preferred stock: | | | |
| Balance at beginning and end of year | $ 100 | $ 100 | $ 100 |
| | | | |
| Special surplus funds: | | | |
| Balance at beginning of year | $ 9,710 | $ - | $ - |
| Reclass of gain on sale/leaseback of home property from unassigned surplus | (694) | 9,710 | - |
| Admitted deferred tax asset per SSAP 10R | 85,203 | - | - |
| Balance at end of year | $ 94,219 | $ 9,710 | $ - |
| | | | |
| Surplus note: | | | |
| Balance at beginning and end of year | $ 100,000 | $ 100,000 | $ 100,000 |
| | | | |
| Paid-in and contributed surplus: | | | |
| Balance at beginning of year | $ 1,957,125 | $ 1,767,125 | $ 1,672,125 |
| Capital contributions | - | 190,000 | 95,000 |
| Balance at end of year | $ 1,957,125 | $ 1,957,125 | $ 1,767,125 |
| | | | |
| Unassigned surplus: | | | |
| Balance at beginning of year | $ 3,973 | $ 456,307 | $ 548,834 |
| Net (loss) income | (92,496) | (125,207) | 153,050 |
| Change in net unrealized capital gains (losses) | 14,887 | (319,121) | (175,577) |
| Change in nonadmitted assets | (89,906) | (129,114) | (71,572) |
| Change in liability for reinsurance in unauthorized companies | 21,650 | (1,744) | (6,733) |
| Change in reserve due to change in valuation bases | 7,483 | - | - |
| Change in asset valuation reserve | 46,677 | 95,124 | (25,549) |
| Other changes in surplus in separate account statement | - | - | 1,209 |
| Cumulative effect of change in accounting principle | (8,570) | - | - |
| Change in net deferred income tax | 64,737 | 44,616 | 47,184 |
| Deferred gain on reinsurance of existing business | 72,773 | - | 30,049 |
| Change in surplus as a result of reinsurance | (6,916) | (5,253) | (46,376) |
| Reclass of gain on sale/leaseback of home property to special surplus | 694 | (9,710) | - |
| Dividends to stockholder | - | - | - |
| Additional minimum pension liability | 1,480 | (1,925) | 1,788 |
| Balance at end of year | $ 36,466 | $ 3,973 | $ 456,307 |
| | | | |
| Preferred capital stock held in treasury | (100) | (100) | (100) |
| Total capital and surplus | $ 2,190,310 | $ 2,073,308 | $ 2,325,932 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY
## Statements of Cash Flows—Statutory Basis

| | Year ended December 31 | | |
| --- | --- | --- | --- |
| | 2009 | 2008 | 2007 |
| | *(In Thousands)* | | |
| **Operations** | | | |
| Premiums, policy proceeds, and other considerations received, net of reinsurance paid | $ 368,000 | $ 2,775,447 | $ 2,003,357 |
| Net investment income received | 1,011,418 | 957,129 | 1,026,284 |
| Commissions and expenses paid | (943,219) | (933,585) | (821,882) |
| Benefits paid | (1,719,787) | (3,188,156) | (3,557,172) |
| Net transfers from separate accounts | 105,195 | 301,344 | 396,242 |
| Dividends paid to policyholders | (17,205) | (18,135) | (18,121) |
| Federal income taxes (paid) recovered | (38,765) | 22,338 | (54,150) |
| Miscellaneous income | 1,203,854 | 373,850 | 1,168,680 |
| Net cash (used in) provided by operations | (30,509) | 290,232 | 143,238 |
| | | | |
| **Investment Activities** | | | |
| Proceeds from sales, maturities, or repayments of investments: | | | |
| Bonds | 3,552,257 | 4,597,269 | 7,865,334 |
| Stocks | 119,717 | 159,496 | 58,279 |
| Mortgage loans | 311,118 | 352,074 | 343,501 |
| Real estate | - | 118,909 | 2,601 |
| Other invested assets | 185,529 | 11,837,282 | 11,993,637 |
| Net gain on cash and short term investments | 218 | 102 | 2,652 |
| Miscellaneous proceeds | 63,998 | 138,501 | 84,663 |
| Total investment proceeds | 4,232,837 | 17,203,633 | 20,350,667 |
| | | | |
| Cost of investments acquired: | | | |
| Bonds | 2,995,079 | 4,635,762 | 8,222,389 |
| Stocks | 135,067 | 210,573 | 34,701 |
| Mortgage loans | 56,558 | 431,080 | 620,696 |
| Real estate | 650 | - | 1,978 |
| Other invested assets | 179,091 | 11,963,019 | 12,231,320 |
| Miscellaneous applications | 173,167 | 133,726 | 48,657 |
| Total cost of investments acquired | 3,539,612 | 17,374,160 | 21,159,741 |
| | | | |
| Net increase (decrease) in contract loans | 7,599 | (7,011) | (9,088) |
| Net cash provided by (used in) investment activities | 700,824 | (177,538) | (818,162) |
| | | | |
| **Financing and Miscellaneous Activities** | | | |
| Other cash provided (applied): | | | |
| Capital and surplus paid-in | 190,000 | - | 95,000 |
| Borrowed money | (703,908) | 93,069 | 46,069 |
| Net deposits (withdrawals) on deposit type contracts | 22,467 | (185,448) | 208,675 |
| Dividends paid to stockholder | - | - | - |
| Funds received from reinsurance | 751,845 | - | - |
| Other cash provided (used) | 243,449 | (49,301) | 169,821 |
| Net cash provided by (used in) financing and miscellaneous activities | 503,853 | (141,680) | 519,565 |
| Net increase (decrease) in cash and short term investments | 1,174,168 | (28,986) | (155,359) |
| Cash and short term investments: | | | |
| Beginning of year | 156,896 | 185,882 | 341,241 |
| End of year | $ 1,331,064 | $ 156,896 | $ 185,882 |

*The accompanying notes are an integral part of these financial statements.*

1.    **Organization and Significant Accounting Policies**

ReliaStar Life Insurance Company (the "Company") is domiciled in Minnesota and is a wholly owned subsidiary of Lion Connecticut Holdings Inc. ("Lion"), a Connecticut domiciled non-insurance holding company.  Lion, in turn, is a wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"), a Delaware domiciled non-insurance holding company.  The Company's ultimate parent is ING Groep, N.V. ("ING"), a global financial services company based in the Netherlands.

*Description of Business*

The Company is principally engaged in the business of providing individual life insurance and annuities, employee benefit products and services, retirement plans, and life and health reinsurance.  The Company is presently licensed in all states (approved for reinsurance only in New York), the District of Columbia, Guam, and Puerto Rico.

*Use of Estimates*

The preparation of the financial statements of the Company requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

*Recently Adopted Accounting Principles and Actuarial Guidelines*

Effective July 1, 2009, the Company adopted Statement of Statutory Accounting Principles ("SSAP") No. 43R, *Loan-backed and Structured Securities* ("SSAP 43R*)*. This statement provides guidance on recording other-than-temporary impairments ("OTTI") on loan-backed and structured securities.  When the holder of a loan-backed or structured security with an unrealized loss position either has the intent to sell the security or does not have the intent and ability to hold the security for a period of time sufficient to recover the amortized cost basis, the security must be written down to fair value.

When the holder of a loan-backed or structured security in an unrealized loss position does not intend to sell the security and has the intent and ability to hold the security for a period of time sufficient to recover the amortized cost, the holder of the security must compare the present value of the expected future cash flows for this security to its amortized cost.  If the present value of the expected future cash flows for the security is lower than its amortized cost, the security is written down to its present value of the expected future cash flows.

In both instances noted above, the total loss recorded is bifurcated between the interest related loss and the non-interest related loss. The interest related portion shall be recorded through the interest maintenance reserve ("IMR") and the non-interest related portion shall be recorded through the asset valuation reserve ("AVR").   The effects on the

Company's 2009 financial statements of adopting this change in accounting principle at July 1, 2009 were decreases in total admitted assets of $8.8, total liabilities of $0.2, and capital and surplus of $8.6. This adoption had no impact on net income.

Effective December 31, 2009, the Company adopted SSAP No. 10R, *Income Taxes* ("SSAP 10R"). This statement requires the Company to calculate admitted deferred tax assets based upon what is expected to reverse within one year with a cap on the admitted portion of the deferred tax asset of 10% of capital and surplus for its most recently filed statement with the domiciliary state commissioner. If the Company's risk-based capital ("RBC") levels, after reflecting the above limitations, exceeds 250% of the authorized control level, the statement increases the limitation on admitted deferred tax assets from what is expected to reverse in one year to what is expected to reverse over the next three years and increases the cap on the admitted portion of the deferred tax asset from 10% of capital and surplus for its most recently filed statement with the domiciliary state commissioner to 15% of capital and surplus for its most recently filed statement with the domiciliary state commissioner. Other revisions in the statement include requiring the Company to reduce the gross deferred tax asset by a statutory valuation allowance adjustment if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50 percent) that some portion or all of the gross deferred tax assets will not be realized. The effects on the Company's 2009 financial statements of adopting this change in accounting principle at December 31, 2009 were increases to capital and surplus and total admitted assets of $85.2. This adoption had no impact to net income or total liabilities. The increase in capital and surplus related to the cumulative effect of adopting this change in accounting principle is disclosed in a separate line in the Statements of Changes in Capital and Surplus.

Effective December 31, 2009, the Company adopted Actuarial Guideline 43 – *Variable Annuity Commissioners Annuity Reserve Valuation Method* ("AG43"). The NAIC replaced the existing formula-based reserve standard methodology (AG34 – *Death Benefits* and AG39 – *Living Benefits*) with a stochastic principles-based methodology AG43 for determining reserves for all individual variable annuity contracts with and without guaranteed benefits and all group annuity contracts with guarantees issued on or after 1/1/1981. Variable payout annuity contracts are also subject to AG43. Under the requirements of AG43, there is no cumulative effect of adopting AG43. Reserves calculated using AG43 were lower than reserves calculated under AG34 and AG39 by $2.7. Where the application of AG43 produces higher reserves than the Company had otherwise established under AG34 and AG39, the Company may request a grade-in period, not to exceed three years, from the Domiciliary Commissioner. The grading shall be done only on reserves on the contracts in-force as of December 31, 2009. The reserves under the old basis and the new basis shall be compared each year with two-thirds of the difference subtracted from the reserve under the new basis in 2009 and one-third of the difference subtracted from the new basis in 2010. Since reserves under AG43 were lower that the previous methodology, the Company did not elect the grade-in provision and reserves at December 31, 2009 reflect the full impact of the adoption of AG43.

## *Reclassifications*

Certain amounts in the Company's statutory basis financial statements have been reclassified to conform to the 2009 financial statement presentation. These reclassifications reflect presentational differences on both the Balance Sheets and Statement of Operations. There were no changes to total capital and surplus or net income. A reconciliation of the more significant presentational differences for 2008 and 2007 balances is as follows:

|  | 2008 Balance per Audited Financial Statements December 31, 2008 | Amount Reclassified | 2008 Balance per Audited Financial Statements December 31, 2009 |
|---|---|---|---|
|  | *(In Thousands)* | | |
| **Admitted Assets** | | | |
| Reinsurance balances recoverable | $ 185,418 | $ (992) | $ 184,426 |
| Other Assets | 21,799 | 992 | 22,791 |
| **Liabilities** | | | |
| Accounts payable and accrued expenses | 204,884 | (58,509) | 146,375 |
| Reinsurance balances due | 298,366 | 65,508 | 363,874 |
| Other liabilities | 660,261 | (6,999) | 653,262 |
| **Statement of Operations** | | | |
| Net investment income | 878,335 | 2,558 | 880,893 |
| Other revenue | 136,097 | (2,558) | 133,539 |
| **Capital and Surplus** | | | |
| Special surplus funds | - | 9,710 | 9,710 |
| Unassigned funds | 13,683 | (9,710) | 3,973 |

|  | 2007 Balance per Audited Financial Statements December 31, 2007 | Amount Reclassified | 2007 Balance per Audited Financial Statements December 31, 2009 |
|---|---|---|---|
|  | *(In Thousands)* | | |
| **Statement of Operations** | | | |
| Net investment income | $ 950,685 | $ 7,698 | $ 958,383 |
| Other revenue | 156,639 | (7,698) | 148,941 |

## *Basis of Presentation*

The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the Minnesota Division of Insurance, which practices differ from United States generally accepted accounting principles ("GAAP"). The more significant variances from GAAP are:

*Investments*: Investments in bonds and mandatorily redeemable preferred stocks are reported at amortized cost or fair value based on the NAIC rating; for GAAP, such fixed maturity investments are designated at purchase as held to maturity, trading or available for sale. Held to maturity investments are reported at amortized cost, and the remaining fixed maturity investments are reported at fair value with unrealized capital gains and losses reported in operations for those designated as trading and as a separate component of other comprehensive income in stockholder's equity for those designated as available for sale.

Management regularly reviews the value of the Company's investments in bonds and mandatorily redeemable preferred stocks.  If the value of any investment falls below its cost basis, the decline is analyzed to determine whether it is an other than temporary decline in value. To make this determination for each security, the following are some of the factors considered:

- The length of time and the extent to which the fair value has been below cost.
- The financial condition and near-term prospects of the issuer of the security, including any specific events that may affect its operations or earnings potential.
- Management's intent and ability to hold the security long enough for it to recover its value.

Based on the analysis, management makes a judgment as to whether the loss is other than temporary.  If the loss is other than temporary, an impairment charge is recorded within net realized investment gains (losses) in the Statements of Operation in the period the determination is made.

The Company invests in structured securities including mortgage backed securities/ collateralized mortgage obligations, asset backed securities, collateralized debt obligations, and commercial mortgage backed securities. For these structured securities in unrealized loss positions in the periods after the adoption of SSAP 43R, management determines whether it has the intent and ability to hold the security for a period of time sufficient to recover the amortized cost.  If management has the intent and ability to hold the security to recovery, the Company must compare the present value of the expected future cash flows for this security to its carrying value.  If the present value of the expected future cash flows for the security is lower than its carrying value, the security is written down to its present value of the expected future cash flows.

When an OTTI is recorded because there is intent to sell or the holder does not have the intent and ability to hold the security for a period of time sufficient to recover the amortized cost basis, the security is written down to fair value. The total loss recorded is bifurcated between the interest related loss and the non-interest related loss. The interest related portion shall be recorded through the IMR and the non-interest related portion shall be recorded through the AVR.

For these structured securities in periods prior the adoption of SSAP 43R, management compared the undiscounted projected future cash flows to the carrying value and an OTTI was considered to have occurred when the undiscounted cash flows were less than the carrying value.

For GAAP, when a decline in fair value is determined to be other-than-temporary, the loss which is calculated as the difference between the securities carrying value and fair value is recorded in net realized capital gains (losses) in its entirety or bifurcated between net realized capital gains (losses) and accumulated other comprehensive income, as appropriate.

Investments in real estate are reported net of related obligations rather than on a gross basis. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses include rent for the Company's occupancy of those properties. Changes between depreciated cost and admitted asset investment amounts are credited or charged directly to unassigned surplus rather than income as would be required under GAAP.

SSAP No. 31, *Derivative Instruments* ("SSAP 31") applies to derivative transactions entered into prior to January 1, 2003. The Company also follows the hedge accounting guidance in SSAP No. 86, *Accounting for Derivative Instruments and Hedging Activities* ("SSAP 86") for derivative transactions entered into or modified on or after January 1, 2003. Under SSAP 86, derivatives that are deemed effective hedges are accounted for entirely in a manner which is consistent with the underlying hedged item. Derivatives used in hedging transactions that do not meet the requirements of SSAP 86 as an effective hedge are carried at fair value with the change in value recorded in surplus as unrealized gains or losses. Embedded derivatives are not accounted for separately from the host contract. Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately. An embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from the host contract and valued and reported at fair value, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of shareholder's equity rather than to income as required for fair value hedges.

*Valuation Reserves*: The AVR is intended to establish a reserve to offset potential credit related investment losses on most invested asset categories. AVR is determined by an NAIC prescribed formula and is reported as a liability rather than as a valuation allowance or an appropriation of surplus. The change in AVR is reported directly to unassigned surplus.

Under a formula prescribed by the NAIC, the Company defers the portion of realized gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity based on groupings of individual securities sold in five year bands. The Company's net deferral of IMR is negative and as such is reported as a component of other assets and completely nonadmitted in the accompanying Balance Sheets.

Realized gains and losses on investments are reported in the Statements of Operations net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the Statements of Operations on a pretax basis in the period that the asset giving rise to the gain or loss is sold. Realized losses due to impairment are recorded when there has been a decline in value deemed to be other than temporary, in which case the provision for such declines is charged to income or bifurcated to other comprehensive income as appropriate.

Valuation allowances, if necessary, are established for mortgage loans based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan's effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

The initial valuation allowance and subsequent changes in the allowance for mortgage loans as a result of a temporary impairment are charged or credited directly to unassigned surplus. Under GAAP, such allowances are included as a component of earnings.

*Policy Acquisition Costs*: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance, to the extent recoverable from future policy revenues, are deferred and amortized over the premium paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance and investment products, to the extent recoverable from future gross profits, acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality, and expense margins.

*Premiums*: Life premiums are recognized as revenue when due. Premiums for annuity policies with mortality and morbidity risk, except for guaranteed interest and group annuity contracts, are also recognized as revenue when due. Premiums received for annuity policies without mortality or morbidity risk and for guaranteed interest and group annuity contracts are recorded using deposit accounting.

Under GAAP, premiums for traditional life insurance products, which include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance policies, are recognized as revenue when due. Group insurance premiums are recognized as premium revenue over the time period to which the premiums relate. Revenues for universal life, annuities and guaranteed interest contracts consist of policy charges for the cost of insurance, policy administration charges, amortization of policy initiation fees and surrender charges assessed during the period.

*Benefit and Contract Reserves*: Life policy and contract reserves under statutory accounting practices are calculated based upon both the net level premium and Commissioners' Reserve Valuation methods ("CRVM") using statutory rates for mortality and interest. GAAP requires that policy reserves for traditional products be based upon the net level premium method utilizing reasonably conservative estimates of mortality, interest, and withdrawals prevailing when the policies were sold. For interest sensitive products, the GAAP policy reserve is equal to the policy fund balance plus an unearned revenue reserve which reflects the unamortized balance of early year policy loads over renewal year policy loads.

*Reinsurance*: For business ceded to unauthorized reinsurers, statutory accounting practices require that reinsurance credits permitted by the treaty be recorded as an offsetting liability and charged against unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings. Statutory income recognized on certain reinsurance treaties representing financing arrangements is not recognized on a GAAP basis.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when received rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Gains and losses generated in certain reinsurance transactions are deferred and amortized over the remaining life of the business for GAAP purposes. For statutory, losses are recognized immediately in income, with gains reported as a separate component of surplus and amortized over the remaining life of the business.

*Nonadmitted Assets*: Certain assets designated as "nonadmitted," principally disallowed deferred federal income tax assets, disallowed interest maintenance reserves, non operating software, past due agents' balances, furniture and equipment, intangible assets, and other assets not specifically identified as an admitted asset within the NAIC *Accounting Practices and Procedures Manual,* are excluded from the accompanying Balance Sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the Balance Sheets.

*Subsidiaries*: The accounts and operations of the Company's subsidiaries are not consolidated. Certain affiliated investments for which audited GAAP statements are not available or expected to be available are nonadmitted. Under GAAP, the accounts and operations of the Company's subsidiaries are consolidated. All affiliated investments are included in the Consolidated Balance Sheets.

*Employee Benefits*: For purposes of calculating the Company's postretirement benefit obligation, only vested participants and current retirees are included in the valuation. Under GAAP, active participants not currently vested are also included.

*Universal Life and Annuity Polici*es: Revenues for universal life and annuity policies consist of the entire premium received and benefits incurred represent the total of death benefits paid and the change in policy reserves. Under GAAP, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values.

*Policyholder Dividends*: Policyholder dividends are recognized when declared. Under GAAP, dividends are recognized over the term of the related policies.

*Deferred Income Taxes*: Deferred tax assets are provided for and admitted to an amount determined under a standard formula. This formula considers the amount of differences that will reverse over the next year, taxes paid in prior years that could be recovered through carrybacks, surplus limits, and the amount of deferred tax liabilities available for offset. For periods after the adoption of SSAP 10R and assuming certain minimum thresholds are met, the formula allows the Company to consider the amount that is expected to reverse over the next three years rather than the single year under SSAP 10. SSAP 10R also requires the Company to reduce the gross deferred tax asset by a statutory valuation allowance adjustment if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50 percent) that some portion or all of the gross deferred tax assets will not be realized. Any deferred tax assets not covered under the formula are nonadmitted. Deferred taxes do not include any amounts for state taxes. Under GAAP, a deferred tax asset is recorded for the amount of gross deferred tax assets that are expected to be realized in future years and a valuation allowance is established for the portion that is not realizable.

*Surplus Notes*: Surplus notes are reported as a component of surplus and are recorded in other invested assets on the Balance Sheet. Under statutory accounting practices, no interest is recorded on the surplus notes until payment has been approved by the Minnesota Division of Insurance. Under GAAP, surplus notes are reported as liabilities and the related interest is reported as a charge to earnings over the term of the notes.

*Statements of Cash Flows*: Cash and short term investments in the Statements of Cash Flows represent cash balances, demand deposits, and short term fixed maturity investments with initial maturities of one year or less at the date of acquisition. Under GAAP, the corresponding caption of cash and cash equivalents includes cash balances and investments with initial maturities of three months or less. Other invested assets include cash loaned through the Company's reciprocal loan program.

*Participation Fund Account:* On January 3, 1989, the Minnesota Division of Insurance approved a Plan of Conversion and Reorganization ("the Plan"), which provided, among other things, for the conversion of the Company from a combined stock and mutual life insurance company to a stock life insurance company.

The Plan provided for the establishment of a Participation Fund Account ("PFA") for the benefit of certain participating individual life insurance policies and annuities issued by the Company prior to the effective date of the Plan. Under the terms of the PFA, the insurance liabilities and assets (approximately $219.3 as of December 31, 2009) with respect to such policies are included in the Company's financial statements but are segregated in the accounting records of the Company to assure the continuation of policyholder dividend practices.

*Reconciliation to GAAP*: The effects of the preceding variances from GAAP on the accompanying statutory basis financial statements have not been determined, but are presumed to be material.

Other significant accounting practices are as follows:

*Investments:*  Investments are stated at values prescribed by the NAIC, as follows:

Bonds not backed by other loans are principally stated at amortized cost using the effective interest method.

Loan backed securities are stated at either amortized cost or the lower of amortized cost or fair market value.  Amortized cost is determined using the effective interest method and includes anticipated prepayments.  The retrospective adjustment method is used to determine the amortized cost for the majority of loan-backed and structured securities. For certain securities the prospective adjustment method is used, including interest only securities and securities that have experienced an other-than-temporary impairment.

Redeemable preferred stocks rated as high quality or better are reported at cost or amortized cost.  All other redeemable preferred stocks are reported at the lower of cost, amortized cost, or market value and nonredeemable preferred stocks are reported at fair value or the lower of cost or fair value as determined by the Securities Valuation Office of the NAIC ("SVO").

Common stocks are reported at fair value as determined by the SVO and the related unrealized capital gains/losses are reported in unassigned surplus along with adjustment for federal income taxes.

The Company's use of derivatives is primarily for economic hedging purposes to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, and market risk.  For those derivatives in effective hedging relationships, the Company values all derivative instruments on a consistent basis with the hedged item. Upon termination, gains and losses on instruments are included in the carrying values of the underlying hedged items and are amortized over the remaining lives of the hedged items as adjustments to investment income or benefits from the hedged items.  Any unamortized gains or losses are recognized when the underlying hedged items are sold. The unrealized gains and losses from derivatives not designated as accounting hedges are reported at fair value through surplus.  Upon termination, interest related gains and losses are included in IMR and are amortized over the remaining lives of the derivatives; other gains and losses are added to the AVR.  The Company enters into the following derivatives:

- *Interest rate swaps*: Interest rate swaps are used to manage the interest rate risk in the Company's fixed maturity portfolio, as well as the Company's liabilities. Interest rate swaps represent contracts that require the exchange of cash flows at regular interim periods, typically monthly or quarterly.  The net interest effect of such swap transactions is reported as an adjustment of interest income from the hedged items as incurred.

- *Foreign exchange swaps:* Foreign exchange swaps are used to reduce the risk of a change in the value, yield, or cash flow with respect to invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows for U.S. dollar cash flows at regular interim periods, typically quarterly or semi-annually.

Credit default swaps are utilized to replicate the investment characteristics of permissible investments using the derivative in conjunction with other investments. Replicated (synthetic) assets filed with the SVO result in both the derivative and cash instrument being carried at amortized cost. The replication practices are in accordance with SSAP 86 permissible investments using the derivative in conjunction with other investments.

- *Credit default swaps:* Credit default swaps are used to reduce the credit loss exposure with respect to certain assets that the Company owns, or to assume credit exposure on certain assets that the Company does not own. Payments are made to or received from the counterparty at specified intervals and amounts for the purchase or sale of credit protection. In the event of a default on the underlying credit exposure, the Company will either receive an additional payment (purchased credit protection) or will be required to make an additional payment (sold credit protection) equal to par minus recovery value of the swap contract.

- *Forwards:* Forwards are acquired to hedge the Company's inverse portfolio against movements in interest rates, particularly mortgage rates. On the settlement date, the Company will either receive a payment (interest rate drops on owned forwards or interest rate rises on purchased forwards) or will be required to make a payment (interest rate rises on owned forwards or interest rate drops on purchased forwards).

- *Swaptions:* Swaptions are used to manage interest rate risk in the Company's collateralized mortgage obligations portfolio. Swaptions are contracts that give the Company the option to enter into an interest rate swap at a specific future date.

- *Futures:* The Company utilizes futures contracts in an anticipatory hedging program to hedge the effects of changes in interest rates related to commitments for future purchases of bonds.

- *Options:* Call options are used to hedge against an increase in the various equity indices. Such increase may result in increased payments to contract holders of fixed indexed annuity contracts, and the options offset this increased expense. Put options are used to hedge the liability associated with embedded derivatives in certain variable annuity contracts and as part of a hedging program designed to mitigate the impact of potential declines in equity markets and their impact on regulatory capital. Options are reported at fair value.

SSAP No. 97, *Investments in Subsidiary, Controlled and Affiliated Entities* ("SSAP 97"), applies to the Company's subsidiaries, and controlled and affiliated entities ("SCA"). The Company's insurance subsidiaries are reported at their underlying statutory basis net assets, and the Company's non-insurance subsidiaries are reported at the GAAP basis of their net assets. Dividends from subsidiaries are included in net investment income. The remaining net change in the subsidiaries' equity is included in the change in net unrealized capital gains or losses. SCA entities for which audited US GAAP statements are not available or expected to be available are nonadmitted. Management regularly reviews its SCA's to determine if an other-than-temporary impairment has occurred. During this review, management makes a judgment as to whether it is probable that the reporting entity will be unable to recover the carrying amount of the investment or there is evidence indicating inability of the investee to sustain earnings.

Mortgage loans are reported at amortized cost, less writedown for impairments.

Contract loans are reported at unpaid principal balances.

Land is reported at cost. Real estate occupied by the Company is reported at depreciated cost, and other real estate is reported at the lower of depreciated cost or fair value. Depreciation is calculated on a straight line basis over the estimated useful lives of the properties.

The Company engages in reverse repurchase agreements and reverse dollar repurchase agreements. Such arrangements typically meet the requirements to be accounted for as financings. For both reverse repurchase agreements and reverse dollar repurchase agreements, Company policies require that at all times during the respective agreement term, cash or other collateral types obtained is sufficient to allow the Company to fund substantially all of the cost of purchasing replacement assets from others. Cash collateral received is used for general liquidity purposes and the offsetting collateral liability is included in borrowed money on the Balance Sheets.

The Company engages in securities lending whereby certain domestic bonds from its portfolio are loaned to other institutions for short periods of time. Collateral, primarily cash, which is in excess of the market value of the loaned securities, is deposited by the borrower with a lending agent, and retained and invested by the lending agent to generate additional income for the Company. The Company does not have access to the collateral. The Company's policy requires a minimum of 102% of the fair value of securities loaned to be maintained as collateral. The fair value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value fluctuates.

Short term investments are reported at amortized cost which approximates fair value. Short term investments include investments with maturities of one year or less at the date of acquisition.

Partnership interests, which are included in other invested assets, are reported at the underlying audited GAAP equity of the investee. Changes in surplus from distributions are reported in investment income.

Residual collateralized mortgage obligations, which are included in other invested assets on the Balance Sheet, are reported at amortized cost using the effective interest method.

Realized capital gains and losses are determined using the first in first out method.

Cash on hand includes cash equivalents. Cash equivalents are short term investments that are both readily convertible to cash and have an original maturity date of three months or less.

*Aggregate Reserve for Life Policies and Contracts*: Life, annuity, and accident and health reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash value or the amounts required by law. Interest rates range from 2.0% to 13.25% for 2009.

The Company waives the deduction of deferred fractional premiums upon the death of the insured. It is the Company's practice to return a pro rata portion of any premium paid beyond the policy month of death, although it is not contractually required to do so for certain issues.

The methods used in valuation of substandard policies are as follows:

For life, endowment and term policies issued substandard, the standard reserve during the premium paying period is increased by 50% of the gross annual extra premium. Standard reserves are held on Paid-Up Limited Pay contracts.

For reinsurance accepted with table rating, the reserve established is a multiple of the standard reserve corresponding to the table rating.

For reinsurance with flat extra premiums, the standard reserve is increased by 50% of the flat extra.

The amount of insurance in force for which the gross premiums are less than the net premiums, according to the standard of valuation required by the Minnesota Division of Insurance, is $126.7 billion and $94.5 billion at December 31, 2009 and 2008, respectively. The amount of premium deficiency reserves for policies on which gross premiums are less than the net premiums is $786.4 and $797.4 at December 31, 2009 and 2008, respectively. The Company anticipates investment income as a factor in the premium deficiency calculation in accordance with SSAP No. 54, *Individual and Group Accident and Health Contracts* ("SSAP 54").

The tabular interest has been determined from the basic data for the calculation of policy reserves for all direct ordinary life insurance and for the portion of group life insurance classified as group Section 79. The method of determination of tabular interest of funds not involving life contingencies is as follows: one hundredth of the product of such valuation rate of interest times the mean of the amount of funds subject to such valuation rate of interest held at the beginning and end of the year of valuation.

*Reinsurance*: Reinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.  Reserves are based on the terms of the reinsurance contracts and are consistent with the risks assumed. Premiums and benefits ceded to other companies have been reported as a reduction of premium revenue and benefits expense.  Amounts applicable to reinsurance ceded for reserves and unpaid claim liabilities have been reported as reductions of these items, and expense allowances received in connection with reinsurance ceded have been reflected in operations.

*Electronic Data Processing Equipment*: Electronic data processing equipment is carried at cost less accumulated depreciation.  Depreciation for major classes of such assets is calculated on a straight line basis over the estimated useful life of the asset.

*Participating Insurance*: Participating business approximates less than 1.0% of the Company's ordinary life insurance in force and less than 11.0% of premium income.  The amount of dividends to be paid to participating policyholders is determined annually by the Board of Directors.  Amounts allocable to participating policyholders are based on published dividend projections or expected dividend scales.  Dividends expense of $14.7, $17.3 and $18.5 was incurred in 2009, 2008 and 2007, respectively.

*Benefit Plans*: The Company provides noncontributory retirement plans for substantially all employees and certain agents.  Pension costs are charged to operations as contributions are made to the plans.  The Company also provides a contributory retirement plan for substantially all employees.

*Nonadmitted Assets*: Nonadmitted assets are summarized as follows:

|  | December 31 | |
|---|---|---|
|  | **2009** | **2008** |
|  | *(In Thousands)* | |
| Subsidiaries | $ 1,589 | $ 7,250 |
| Deferred and uncollected premium | 9,687 | 7,396 |
| Net deferred tax asset | 296,922 | 330,797 |
| Electronic data processing equipment and software | 60 | 26,067 |
| Furniture and equipment | 109 | 617 |
| Health care and other amounts receivable | 9,095 | 8,954 |
| Interest maintenance reserve | 140,411 | 49,080 |
| Other invested assets | 12,927 | 21,284 |
| Other | 5,041 | 19,694 |
| Total nonadmitted assets | $ 475,841 | $ 471,139 |

Changes in nonadmitted assets are generally reported directly in unassigned surplus as an increase or decrease in nonadmitted assets.

*Claims and Claims Adjustment Expenses*: Claims and claims adjustment expenses represent the estimated ultimate net cost of all reported and unreported claims incurred through December 31, 2009. The Company does not discount claims and claims adjustment expense reserves. Such estimates are based on actuarial projections applied to historical claim payment data. Such liabilities are considered to be reasonable and adequate to discharge the Company's obligations for claims incurred but unpaid as of December 31, 2009.

*Guaranteed Benefits:* For variable annuity guarantees, AG43 is followed. This guideline interprets how to apply the NAIC Commissioners' Annuity Reserve Valuation Method to Variable Annuities ("CARVM"). The greater of the result under a single deterministic "Standard Scenario" and the average of the most severe 30% of randomly generated stochastic scenarios is held. Both reinsurance and hedging are also reflected. Taxes are not incorporated. All assumptions for the Standard Scenario are prescribed. For the stochastic scenarios, equity market returns must meet a calibration test. All other assumptions are set by the actuary using prudent best-estimates. AG43 replaces Actuarial Guidelines 34 and 39 for Variable Annuities effective December 31, 2009. Per AG43, the reserve as of January 1, 2009 shall be the sum of the reserves from the asset adequacy analysis requirements in AG34 and AG39. Therefore, there was no cumulative effect of adopting AG43 in 2009. Where the application of AG43 produces higher reserves that the Company had otherwise established under AG34 and AG39, the Company may request a grade-in period, not to exceed three years, from the Domiciliary Commissioner. The grading shall be done only on reserves on the contracts in-force as of December 31, 2009. The reserves under the old basis and the new basis shall be compared each year with two-thirds of the difference subtracted from the reserve under the new basis in 2009 and one-third of the difference subtracted from the new basis in 2010. The Company did not elect the grade-in provision, therefore reserves at December 31, 2009 reflect the full impact of the adoption of AG43.

*Separate Accounts*: Most separate account assets and liabilities held by the Company represent funds held for the benefit of the Company's variable life and annuity policy and contract holders who bear all of the investment risk associated with the policies. Such policies are of a non-guaranteed nature. All net investment experience, positive or negative, is attributed to the policy and contract holders' account values. The assets and liabilities of these accounts are carried at fair value and are legally segregated and are not subject to claims that arise out of any other business of the Company.

Reserves related to the Company's mortality risk are included in life and annuity reserves. These reserves include reserves for guaranteed minimum death benefits (before reinsurance) that totaled $25.3 and $26.0 at December 31, 2009 and 2008, respectively. The operations of the separate accounts are not included in the accompanying financial statements.

2.    **Permitted Statutory Basis Accounting Practices**

The financial statements of the Company are presented on the basis of accounting practices prescribed or permitted by the Minnesota Division of Insurance. The Minnesota Division of Insurance recognizes only statutory accounting practices prescribed or permitted by the State of Minnesota for determining and reporting the financial condition and results of operations of an insurance company and for determining its solvency under the Minnesota Insurance Laws. The NAIC *Accounting Practices and Procedures Manual* has been adopted as a component of prescribed or permitted practices by the State of Minnesota. The Minnesota Commissioner of Commerce has the right to permit other specific practices that deviate from prescribed practices.

The Company is required to identify those significant accounting practices that are permitted, and obtain written approval of the practices from the Minnesota Division of Insurance. As of December 31, 2009, 2008, and 2007, the Company had no such permitted accounting practices.

**3.** **Investments**

*Fixed Maturities and Equity Securities*

The cost or amortized cost and fair value of bonds and equity securities are as follows:

|  | Cost or Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
|---|---|---|---|---|
|  | *(In Thousands)* | | | |
| **At December 31, 2009**: | | | | |
| U.S. Treasury securities and obligations of U.S. government corporations and agencies | $ 1,293,951 | $ 14,120 | $ 96,117 | $ 1,211,954 |
| States, municipalities, and political subdivisions | 64,975 | 177 | 8,346 | 56,806 |
| Foreign other (par value - $2,106,735) | 2,054,276 | 75,863 | 61,050 | 2,069,089 |
| Foreign government (par value - $62,139) | 59,772 | 6,243 | 1,030 | 64,985 |
| Public utilities securities | 78,958 | 3,886 | 320 | 82,524 |
| Corporate securities | 5,019,689 | 194,532 | 100,318 | 5,113,903 |
| Residential mortgage backed securities | 1,737,197 | 313,661 | 206,883 | 1,843,975 |
| Commercial mortgage backed securities | 1,376,053 | 5,879 | 246,964 | 1,134,968 |
| Other asset backed securities | 269,419 | 7,795 | 24,237 | 252,977 |
| Total fixed maturities | 11,954,290 | 622,156 | 745,265 | 11,831,181 |
| Preferred stocks | 51,317 | 1,984 | 6,474 | 46,827 |
| Common stocks | 60,858 | 3,755 | 4,501 | 60,112 |
| Total equity securities | 112,175 | 5,739 | 10,975 | 106,939 |
| Total | $ 12,066,465 | $ 627,895 | $ 756,240 | $ 11,938,120 |
| | | | | |
| **At December 31, 2008**: | | | | |
| U.S. Treasury securities and obligations of U.S. government corporations and agencies | $ 1,068,759 | $ 74,902 | $ 3,938 | $ 1,139,723 |
| States, municipalities, and political subdivisions | 46,565 | 115 | 15,036 | 31,644 |
| Foreign other (par value - $2,083,193) | 2,033,644 | 10,325 | 319,820 | 1,724,149 |
| Foreign government (par value - $93,729) | 85,971 | 10,976 | 3,391 | 93,556 |
| Public utilities securities | 99,188 | 538 | 9,639 | 90,087 |
| Corporate securities | 4,671,021 | 41,111 | 623,851 | 4,088,281 |
| Residential backed securities | 2,921,729 | 185,723 | 489,633 | 2,617,819 |
| Commercial mortgage backed securities | 1,599,126 | 4 | 564,006 | 1,035,124 |
| Other asset backed securities | 868,668 | 1,019 | 210,274 | 659,413 |
| Total fixed maturities | 13,394,671 | 324,713 | 2,239,588 | 11,479,796 |
| Preferred stocks | 111,545 | - | 40,100 | 71,445 |
| Common stocks | 73,514 | 377 | 9,924 | 63,967 |
| Total equity securities | 185,059 | 377 | 50,024 | 135,412 |
| Total | $ 13,579,730 | $ 325,090 | $ 2,289,612 | $ 11,615,208 |

Reconciliation of bonds from amortized cost to carrying value is as follows:

| | December 31 | |
| --- | --- | --- |
| | **2009** | **2008** |
| | *(In Thousands)* | |
| Amortized cost | $ 11,954,290 | $ 13,394,671 |
| Adjustment for below investment grade bonds | (32,504) | (4,734) |
| Carrying value | $ 11,921,786 | $ 13,389,937 |

Reconciliation of preferred stock from amortized cost to carrying value is as follows:

| | December 31 | | |
| --- | --- | --- | --- |
| | **2009** | | **2008** |
| | *(In Thousands)* | | |
| Amortized cost | $ | 51,317 | $ 111,545 |
| Adjustment for below investment grade PS | | (2,801) | - |
| Carrying value | $ | 48,516 | $ 111,545 |

The aggregate fair value of debt securities with unrealized losses and the time period that cost exceeded fair value are as follows:

| | Less than 6 Months Below Cost | | More than 6 Months and Less than 12 Months Below Cost | | More than 12 Months Below Cost | | Total | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | *(In Thousands)* | | | | | | | |
| **At December 31, 2009:** | | | | | | | | |
| Fair value | $ | 1,802,942 | $ | 330,775 | $ | 2,258,189 | $ | 4,391,906 |
| Unrealized loss | | 96,352 | | 60,461 | | 588,452 | | 745,265 |
| | | | | | | | | |
| **At December 31, 2008:** | | | | | | | | |
| Fair value | $ | 1,388,492 | $ | 2,551,612 | $ | 3,918,877 | | 7,858,981 |
| Unrealized loss | | 95,419 | | 478,086 | | 1,666,083 | | 2,239,588 |

The amortized cost and fair value of investments in bonds at December 31, 2009, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

| | Amortized Cost | | Fair Value | |
| --- | --- | --- | --- | --- |
| | *(In Thousands)* | | | |
| Maturity: | | | | |
| Due in 1 year or less | $ | 350,136 | $ | 357,365 |
| Due after 1 year through 5 years | | 2,109,813 | | 2,197,542 |
| Due after 5 years through 10 years | | 2,506,209 | | 2,564,287 |
| Due after 10 years | | 3,605,463 | | 3,480,067 |
| | | 8,571,621 | | 8,599,261 |
| Residential mortgage backed securities | | 1,737,197 | | 1,843,975 |
| Commercial mortgage backed securities | | 1,376,053 | | 1,134,968 |
| Other asset backed securities | | 269,419 | | 252,977 |
| Total | $ | 11,954,290 | $ | 11,831,181 |

At December 31, 2009 and 2008, investments in certificates of deposit and bonds with an admitted asset value of $181.1 and $94.7, respectively, were on deposit with state insurance departments to satisfy regulatory requirements.

The Company does not originate or purchase subprime or Alt-A whole-loan mortgages. The Company does have exposure to Residential Mortgage-Backed Securities ("RMBS") and asset-backed securities ("ABS"). Subprime lending is the origination of loans to customers with weaker credit profiles. The Company defines Alt-A Loans to include residential mortgage loans to customers who have strong credit profiles but lack some element(s), such as documentation to substantiate income. Commencing in the fourth quarter of 2007, the Company expanded its definition of Alt-A loans to include residential mortgage loans to borrowers that would otherwise be classified as prime but whose loan structure provides repayment options to the borrower that increase the risk of default. Further, during the fourth quarter of 2007, the industry coalesced around classifying any securities backed by residential mortgage collateral not clearly identifiable as prime or subprime into the Alt-A category, and the Company is following that lead.

The market for securities collateralized by subprime mortgages has been in a period of extended turbulence and uncertainty with regards to credit performance. Underlying collateral has continued to reflect the problems associated with a housing market that has seen substantial price declines and an employment market that has declined significantly. Credit spreads have widened meaningfully and rating agency downgrades have been widespread an severe within the sector. Over the course of 2009, price transparency and liquidity for bonds backed by subprime mortgages did improve with the stabilization across broader risk markets. In managing its risk exposure to subprime mortgages, ING takes into account collateral performance and structural characteristics associated with its various positions. It constructs scenarios to project forward looking cashflows for each bond. ING's views are updated quarterly to ensure other than temporary impairments are properly recorded and attempts to exit positions when perceived intrinsic values are in excess of market values.

The following table summarizes the Company's exposure to subprime mortgage backed holdings and Alt-A mortgage backed securities through other investments as of December 31, 2009:

| | Actual Cost | | Book/Adjusted Carrying Value (Excluding Interest) | | Fair Value | | Other-than Temporary Impairment Losses Recognized |
|---|---|---|---|---|---|---|---|
| | | | *(In Thousands)* | | | | |
| Residential mortgage backed securities | $ | 137,910 | $ | 135,517 | $ | 106,994 | $ 16,220 |
| Structured Securities | | 223,477 | | 206,740 | | 144,885 | 9,724 |
| **Total** | $ | 361,387 | $ | 342,257 | $ | 251,879 | $ 25,944 |

The following table summarizes the Company's exposure to subprime mortgage backed holdings and Alt-A mortgage backed securities through other investments as of December 31, 2008:

| | Actual Cost | | Book/Adjusted Carrying Value (excluding interest) | | Fair Value | | Other Than Temporary Impairment Losses Recognized |
|---|---|---|---|---|---|---|---|
| | | | *(In Thousands)* | | | | |
| Residential mortgage backed securities | $ | 856,376 | $ | 845,639 | $ | 546,723 | $ 6,250 |
| Structured securities | | 255,389 | | 256,259 | | 165,493 | 8,176 |
| Total | $ | 1,111,765 | $ | 1,101,898 | $ | 712,216 | $ 14,426 |

The following table summarizes the Company's exposure to subprime mortgage backed holdings and Alt-A mortgage backed securities through other investments as of December 31, 2007:

| | Actual Cost | | Book/Adjusted Carrying Value (excluding interest) | | Fair Value | | Other Than Temporary Impairment Losses Recognized |
|---|---|---|---|---|---|---|---|
| | | | *(In Thousands)* | | | | |
| Residential mortgage backed securities | $ | 974,100 | $ | 969,954 | $ | 958,770 | $ 280 |
| Structured securities | | 309,153 | | 309,232 | | 282,868 | 5,911 |
| Total | $ | 1,283,253 | $ | 1,279,186 | $ | 1,241,638 | $ 6,191 |

The Company did not have underwriting exposure to subprime mortgage risk through investments in subprime mortgage loans, Mortgage Guaranty or Financial Guaranty insurance coverage as of December 31, 2009.

*Transfer of Alt-A RMBS Participation Interest*

On January 26, 2009, ING announced it reached an agreement, for itself and on behalf of certain ING affiliates including the Company, with the Dutch State on an Illiquid Assets Back-up Facility (the "Back-up Facility") covering 80% of ING's Alt-A residential mortgage-backed securities ("Alt-A RMBS"). Under the terms of the Back-up Facility, a full credit risk transfer to the Dutch State was realized on 80% of ING's Alt-A RMBS owned by ING Bank, FSB and ING affiliates within ING Insurance Americas with a book value of $36.0 billion, including book value of approximately $665 of the Alt-A RMBS portfolio owned by the Company (with respect to the Company's portfolio, the "Designated Securities Portfolio") (the "ING-Dutch State Transaction"). As a result of the risk transfer, the Dutch State will participate in 80% of any results of the ING Alt-A RMBS portfolio. The risk transfer to the Dutch State took place at a discount of 10% of par value. In addition, under the Back-up Facility, other fees were paid both by the Company and the Dutch State. Each ING company participating in the ING-Dutch State Transaction, including the Company remains the legal owner of 100% of its Alt-A RMBS portfolio and will remain exposed to 20% of any results on the portfolio. The ING-Dutch State Transaction closed on March 31, 2009, with the affiliate participation conveyance and risk transfer to the Dutch State described in the succeeding paragraph taking effect as of January 26, 2009.

In order to implement that portion of the ING-Dutch State Transaction related to the Company's Designated Securities Portfolio, the Company entered into a participation agreement with its affiliates, ING Support Holding B.V. ("ING Support Holding") and ING pursuant to which the Company conveyed to ING Support Holding an 80% participation interest in its Designated Securities Portfolio and will pay a periodic transaction fee, and received, as consideration for the participation, an assignment by ING Support Holding of its right to receive payments from the Dutch State under the Illiquid Assets Back-Up Facility related to the Company's Designated Securities Portfolio among, ING, ING Support Holding and the Dutch State (the "Company Back-Up Facility"). Under the Company Back-Up Facility, the Dutch State is obligated to pay certain periodic fees and make certain periodic payments with respect to the Company's Designated Securities Portfolio, and ING Support Holding is obligated to pay a periodic guarantee fee and make periodic payments to the Dutch State equal to the distributions it receives with respect to the 80% participation interest in the Company's Designated Securities Portfolio. The Dutch State payment obligation to the Company under the Company Back-Up Facility is accounted for as an invested asset and is reported in other invested assets on the Balance Sheet. The amount of the obligation as of December 31, 2009 was $526.3.

Since the Company had the intent to sell as of December 31, 2008, a portion of its Alt-A RMBS through the 80% participation interest in its Designated Securities Portfolio, the Company evaluated the securities for impairment under INT 06-07: Definition of Phrase "Other Than Temporary" and SSAP 43, Loan-backed and Structured Securities. Per SSAP 43, the book value of the other-than-temporary impaired security must be written down to the estimated undiscounted future cash flows. In applying SSAP 43, the Company considered the estimated undiscounted future cash flows for the impairment test to be the remaining undiscounted cash flows on the security over its expected life. Since the estimated undiscounted future cash flow from these securities exceeded the carrying value of the securities at December 31, 2008, no impairment was recorded. The Company recorded a realized loss of $43.0 related to this transaction during the first quarter of 2009. See the ING Restructuring Plan disclosure in Commitments and Contingencies for more on this transaction.

### *Mortgage Loans and Real Estate*

The maximum and minimum lending rates for long term mortgage loans during 2009 were 7.5% and 7.3%. Fire insurance is required on all properties covered by mortgage loans and must at least equal the excess of the loan over the maximum loan which would be permitted by law on the land without the buildings. Generally all risk coverage at replacement cost is required for a property securing real estate finance investments.

The maximum percentage of any loan to the value of collateral at the time of the loan, exclusive of insured or guaranteed or purchase money mortgages was 65.0% on commercial properties. As of December 31, 2009 and 2008, the Company held no mortgages with interest more than 180 days overdue. Minimal interest was past due as of December 31, 2009 and 2008.

The average recorded investment in impaired loans was $15.5, $1.5 and $4.3 at December 31, 2009, 2008, and 2007, respectively. Interest income recognized during the period the loans were impaired was $1.6, $0.2, and $0.5 and interest income recognized on a cash basis was $1.2, $0.2, and $0.5 for 2009, 2008 and 2007, respectively.

The Company recorded $12.9 and $1.0 of impairments on loans without an allowance for credit losses, as of December 31, 2009 and 2008, respectively.

There were no encumbrances on real estate at December 31, 2009 and 2008, respectively.

*Net Realized Capital Gains and Losses*

Realized capital (losses) gains are reported net of federal income taxes and amounts transferred to the IMR as follows:

|  | December 31 | | |
|---|---|---|---|
|  | **2009** | **2008** | **2007** |
|  | *(In Thousands)* | | |
| Realized capital losses | $ (376,696) | $ (206,383) | $ (3,444) |
| Amount transferred to IMR (net of related taxes of $(58,647) in 2009, $(26,044) in 2008 and $(8,404) in 2007 | 108,916 | 48,367 | 15,608 |
| Federal income tax benefit (expense) | 70,722 | (10,592) | (9,008) |
| Net realized capital (losses) gains | $ (197,058) | $ (168,608) | $ 3,156 |

Realized capital losses include losses of $252.8, $209.6, and $27.9 related to securities that have experienced an other than temporary decline in value in 2009, 2008, and 2007, respectively.

Proceeds from sales of investments in bonds and other fixed maturity interest securities were $2.7 billion, $2.1 billion and $4.5 billion in 2009, 2008 and 2007, respectively. Gross gains of $133.7, $35.2, and $44.4 and gross losses of $134.7, $82.5, and $53.2 during 2009, 2008 and 2007, respectively, were realized on those sales. A portion of the gains and losses realized in 2009, 2008, and 2007 has been deferred to future periods in the IMR.

The following table discloses in aggregate the OTTI's recognized by the Company in accordance with structured securities subject to SSAP 43R:

|  | Amortized Cost Basis Before OTTI | Other-than-Temporary Impairments | | Fair Value |
|---|---|---|---|---|
|  |  | Interest | Non-interest |  |
|  |  | *(In Thousands)* | | |
| Aggregate intent to sell | $ 112,447 | $ 81,788 | $ - | $ 30,659 |
| Aggregate inability or lack of intent to hold to recovery | - | - | - | - |
| Aggregate present value of expected cash flows below amortized cost | 194,828 | - | 41,576 | 105,667 |
| Total | $ 307,275 | $ 81,788 | $ 41,576 | $ 136,326 |

# RELIASTAR LIFE INSURANCE COMPANY
## Note to Other Financial Information
December 31, 2009

The following table discloses in detail the OTTI's recognized by the Company in accordance with structured securities subject to SSAP 43R:

| Cusip | Amortized Cost Before Current Period OTTI | Recognized OTTI | Amortized Cost After OTTI | Fair Value |
|---|---|---|---|---|
| | *(In Thousands)* | | | |
| 07378RAB5 | $ 2,821 | $ 175 | $ 2,646 | $ 1,870 |
| 1248MGAK0 | 503 | 121 | 382 | 215 |
| 1248MGAL8 | 2,000 | 428 | 1,572 | 788 |
| 12668BUH4 | 4,204 | 362 | 3,842 | 2,233 |
| 17311YAC7 | 2,000 | 171 | 1,829 | 744 |
| 38374L2N0 | 378 | 62 | 316 | 404 |
| 38374U3J8 | 1,508 | 358 | 1,150 | 1,379 |
| 38374VVS5 | 10,175 | 526 | 9,649 | 9,393 |
| 751155BE1 | 633 | 16 | 617 | 501 |
| 83612LAD1 | 1,500 | 17 | 1,483 | 595 |
| 939346AB8 | 2,394 | 548 | 1,846 | 938 |
| 94985JCD0 | 4,911 | 143 | 4,768 | 3,258 |
| 02147RAF7 | 497 | 22 | 475 | 418 |
| 059487AA6 | 1,063 | 37 | 1,026 | 525 |
| 059496AC3 | 5,129 | 192 | 4,938 | 3,135 |
| 05950LAY8 | 498 | 293 | 205 | 406 |
| 07378RAB5 | 2,511 | 838 | 1,673 | 2,217 |
| 073882AC6 | 6,559 | 333 | 6,226 | 4,534 |
| 1248MGAK0 | 381 | 16 | 364 | 230 |
| 1248MGAL8 | 1,566 | 69 | 1,497 | 894 |
| 126685AM8 | 106 | 3 | 103 | 30 |

*(Table continued from previous page)*

| Cusip | Amortized Cost Before Current Period OTTI | Recognized OTTI | Amortized Cost After OTTI | Fair Value |
|---|---|---|---|---|
| | | *(In Thousands)* | | |
| 362341S59 | $ 3,433 | $ 636 | $ 2,798 | $ 2,734 |
| 12668BKM4 | 1,354 | 23 | 1,331 | 1,092 |
| 17307GL89 | 2,308 | 85 | 2,223 | 1,724 |
| 17311YAC7 | 1,826 | 53 | 1,773 | 729 |
| 31394A2W5 | 4,856 | 1,218 | 3,638 | 3,726 |
| 31394A4U7 | 2,531 | 626 | 1,905 | 1,391 |
| 31394AE44 | 1,988 | 500 | 1,488 | 1,293 |
| 31394AJ72 | 1,806 | 465 | 1,341 | 1,198 |
| 31394ANQ5 | 1,095 | 239 | 856 | 765 |
| 31394ANR3 | 5,314 | 1,464 | 3,850 | 3,234 |
| 31394AZQ2 | 1,717 | 448 | 1,270 | 1,020 |
| 31394AZS8 | 1,410 | 372 | 1,038 | 920 |
| 31394EBD9 | 184 | 48 | 136 | 184 |
| 31395CFD8 | 3,802 | 995 | 2,807 | 2,392 |
| 31395LNW7 | 1,930 | 200 | 1,730 | 1,970 |
| 32052NAF6 | 144 | 26 | 118 | 114 |
| 36298NAZ7 | 37,772 | 1,173 | 36,599 | 23,607 |
| 46629QAD8 | 3,700 | 65 | 3,635 | 1,923 |
| 46629QAE6 | 3,387 | 214 | 3,174 | 1,237 |
| 55312YAJ1 | 15,057 | 9,692 | 5,365 | 2,638 |
| 55312YAK8 | 14,053 | 12,251 | 1,802 | 1,716 |
| 751155BE1 | 616 | 338 | 278 | 396 |
| 75970HAK6 | 1,250 | 955 | 295 | 170 |
| 75970QAF7 | 10,486 | 603 | 9,883 | 5,178 |
| 759950HB7 | 2,167 | 1,861 | 305 | 252 |
| 761118VY1 | 765 | 52 | 714 | 386 |
| 83612LAD1 | 1,483 | 248 | 1,234 | 586 |
| 92925DAA8 | 1,849 | 144 | 1,705 | 1,035 |
| 93362YAA0 | 3,296 | 288 | 3,009 | 1,565 |
| 933635AA2 | 1,288 | 113 | 1,175 | 698 |
| 933638AC2 | 688 | 185 | 503 | 223 |
| 93363CAD1 | 1,171 | 565 | 607 | 271 |
| 939344AB3 | 14 | 4 | 10 | 26 |
| 939344AD9 | 12 | - | 12 | 29 |
| 93934FGJ5 | 623 | 8 | 615 | 475 |
| 93934FPP1 | 1,629 | 149 | 1,480 | 495 |
| 93934FQQ8 | 241 | 13 | 229 | 188 |
| 939355BR3 | 4,050 | 477 | 3,573 | 2,073 |
| 93935DAA4 | 1,642 | 36 | 1,606 | 997 |
| 93935EAC8 | 554 | 14 | 540 | 310 |
| Total | $ 194,828 | $ 41,576 | $ 153,257 | $ 105,667 |

The following table discloses in detail the OTTI's recognized by the Company in accordance with structured securities subject to SSAP 43R where the Company does not have the intent or ability to hold the security to recovery:

| Cusip | Amortized Cost Before Current Period OTTI | Recognized OTTI | Amortized Cost After OTTI | Fair Value |
|---|---|---|---|---|
| 05950VAL4 | $ 1,505 | $ 1,306 | $ 199 | $ 199 |
| 20173MAN0 | 4,053 | 3,680 | 373 | 373 |
| 362332AM0 | 4,013 | 3,632 | 382 | 382 |
| 46629PAJ7 | 14,979 | 12,374 | 2,605 | 2,605 |
| 46629PAR9 | 36,023 | 20,545 | 15,477 | 15,477 |
| 46629PAS7 | 17,038 | 13,301 | 3,737 | 3,737 |
| 46629PAU2 | 7,714 | 6,278 | 1,436 | 1,436 |
| 46630JAP4 | 22,052 | 16,195 | 5,857 | 5,857 |
| 46630JBG3 | 5,070 | 4,477 | 593 | 593 |
| Total | $ 112,447 | $ 81,788 | $ 30,659 | $ 30,659 |

The following table discloses structured securities subject to SSAP 43R with book values greater than fair values, but other-than-temporary declines have not been recognized:

| | December 31, 2009 | |
|---|---|---|
| | Aggregate amount of unrealized losses | Aggregate fair value of investments in unrealized loss position |
| | *(in thousands)* | |
| Securities that have been in unrealized loss position for less than 12 months | $ 73,677 | 573,015 |
| Securities that have been in unrealized loss position for greater than 12 months | 404,407 | 956,375 |
| **Total** | $ 478,084 | $ 1,529,390 |

For the years ended December 31, 2009, 2008, and 2007, realized capital losses include $32.5, $44.5, and $5.4, respectively, related to Limited Partnerships that have experienced an other than temporary decline in value.

## *Investment Income*

Major categories of net investment income are summarized as follows:

|  | Year ended December 31 | | |
|---|---|---|---|
|  | **2009** | **2008** | **2007** |
|  | *(In Thousands)* | | |
| Income: | | | |
| Subsidiaries | $         - | $         - | $     22,049 |
| Equity securities | 6,827 | 9,749 | 9,451 |
| Bonds | 847,076 | 859,407 | 798,871 |
| Mortgage loans | 140,277 | 158,451 | 142,591 |
| Derivatives | (114,792) | (145,900) | (4,188) |
| Contract loans | 40,482 | 40,359 | 40,440 |
| Real estate | 2,583 | 2,675 | 20,422 |
| Other | (14,308) | 35,897 | 42,594 |
| Total investment income | 908,145 | 960,638 | 1,072,230 |
| Investment expenses | (41,723) | (79,745) | (113,847) |
| Net investment income | $   866,422 | $   880,893 | $   958,383 |

## *Repurchase Agreements*

The Company entered into reverse dollar repurchase transactions to increase its return on investments and improve liquidity. Reverse dollar repurchases involve a sale of securities and an agreement to repurchase substantially the same securities as those sold. The repurchase obligation totaled $0.0 and $126.8 at December 31, 2009 and 2008, respectively. The securities underlying these agreements are mortgage backed securities with a book value of $0.0 and $126.2 and fair value of $0.0 and $128.4 at December 31, 2009 and 2008, respectively. The primary risk associated with short term collateralized borrowings is that the counterparty may be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short term investments, which was not material at December 31, 2009. The Company believes that the counterparties to the reverse dollar repurchase agreements are financially responsible and that counterparty risk is minimal based on counterparty and ongoing monitoring processes.

The Company participates in reverse repurchase transactions. Such transactions include the sale of corporate securities to a major securities dealer and a simultaneous agreement to repurchase the same security in the near term. The proceeds are used for general liquidity purposes. As of December 31, 2009 and 2008, the amount outstanding on these agreements was $0.0 and $339.1, respectively, and was included in borrowed money on the Balance Sheets. The securities underlying these agreements are mortgage backed securities with a book value of $0.0 and $377.7 and fair value of $0.0 and $383.1 at December 31, 2009 and 2008, respectively. In addition to the repurchase obligation, the Company holds $0.0 in collateral posted by the counterparty in connection with the increase in value of pledged securities that will be released upon settlement.

*Low-Income Housing Tax Credits*

The Company had a carrying value of $141.1 in Low-Income Housing Tax Credits ("LIHTC") at December 31, 2009. The tax credits are projected to expire in 2020. The Company is indifferent to the holding period of the investments as the credits are guaranteed by a third party. The Company is unaware of any current regulatory reviews of the LIHTC property.

*Securities Lending*

The Company had loaned securities, which are reflected as invested assets on the Balance Sheets, with a fair value of approximately $88.4 and $167.6 at December 31, 2009 and 2008, respectively.

**4.** **Derivative Financial Instruments Held for Purposes Other than Trading**

Premiums paid for the purchase of interest rate contracts are included in other invested assets on the Balance Sheets and are being amortized to interest expense over the remaining terms of the contracts or in a manner consistent with the financial instruments being hedged.

Amounts paid or received, if any, from such contracts are included in interest expense or income on the statements of operations. Accrued amounts payable to or receivable from counterparties are included in other liabilities or other invested assets. Gains or losses realized as a result of early terminations of interest rate contracts are amortized to investment income over the remaining term of the items being hedged to the extent the hedge is considered to be effective; otherwise, they are recognized upon termination.

Derivatives that are designated as being in an effective hedging relationship are reported in a manner that is consistent with the hedged asset or liability. Derivative contracts that are matched or otherwise designated to be associated with other financial instruments are recorded at fair value if the related financial instruments mature, are sold, or are otherwise terminated or if the interest rate contracts cease to be effective hedges. Changes in the fair value of derivatives not designated in effective hedging relationships are recorded as unrealized gains and losses in surplus.

The Company is exposed to credit loss in the event of nonperformance by counterparties on certain derivative contracts; however, the Company does not anticipate nonperformance by any of these counterparties. The amount of such exposure is generally the unrealized gains in such contracts. The Company manages the potential credit exposure from interest rate contracts through careful evaluation of the counterparties' credit standing, collateral agreements, and master netting agreements.

Under the terms of the Company's Over the Counter Derivative International Swaps and Derivatives Association, Inc. Agreements ("ISDA Agreements"), the Company may receive from, deliver to, counterparties, collateral to assure that all terms of the ISDA Agreements will be met with regard to the Credit Support Annex ("CSA"). The terms of the CSA call for the Company to pay interest on any cash received or receive interest on any cash delivered equal to the Federal Funds rate. The Company received $2.2 and $2.4 of collateral in the form of cash, for years ended December 31, 2009 and 2008.

The table below summarizes the Company's derivative contracts included in other invested assets at December 31, 2009 and 2008:

| | Notional Amount | Carrying Value | Fair Value |
|---|---|---|---|
| | | *(In Thousands)* | |
| **December 31, 2009** | | | |
| Derivative contracts: | | | |
| Swaps | $ 5,742,216 | $ (67,965) | $ (156,967) |
| Forwards | 40,831 | (142) | (142) |
| Options owned | 43,630 | 3,035 | 3,035 |
| Total derivatives | $ 5,826,677 | $ (65,072) | $ (154,074) |
| | | | |
| **December 31, 2008** | | | |
| Derivative contracts: | | | |
| Swaps | $ 6,698,322 | $ (120,089) | $ (214,238) |
| Forwards | 206,279 | 2,032 | 2,075 |
| Futures | 280,323 | (7,088) | (7,088) |
| Options owned | 1,720,243 | 4,093 | 4,093 |
| Total derivatives | $ 8,905,167 | $ (121,052) | $ (215,158) |

## 5. Concentrations of Credit Risk

The Company held below investment grade corporate bonds with an aggregate book value of $997.7 and $897.7 and an aggregate market value of $870.9 and $681.2 at December 31, 2009 and 2008, respectively. Those holdings amounted to 8.4% of the Company's investments in bonds and 5.4% of total admitted assets at December 31, 2009. The holdings of below investment grade bonds are widely diversified and of satisfactory quality based on the Company's investment policies and credit standards.

The Company held unrated bonds of $1.1 billion and $145.7 with an aggregate NAIC fair value of $1.0 billion and $127.4 at December 31, 2009 and 2008, respectively. The carrying value of these holdings amounted to 9.5% of the Company's investment in bonds and 6.1% of the Company's total admitted assets at December 31, 2009.

At December 31, 2009, the Company's commercial mortgages involved a concentration of properties located in California (28.8%) and Texas (9.8%). The remaining commercial mortgages relate to properties located in 42 other states. The portfolio is well diversified, covering many different types of income producing properties on which the Company has first mortgage liens.  The maximum mortgage outstanding on any individual property is $75.0.

6.    **Annuity Reserves**

At December 31, 2009 and 2008, the Company's annuity reserves, including those held in separate accounts and deposit fund liabilities that are subject to discretionary withdrawal (with adjustment), subject to discretionary withdrawal (without adjustment), and not subject to discretionary withdrawal provisions are summarized as follows:

|  | Amount | Percent |
|---|---|---|
|  | *(In Thousands)* |  |
| **December 31, 2009** |  |  |
| Subject to discretionary withdrawal (with adjustment): |  |  |
|   With market value adjustment | $ 165,876 | 1.6 % |
|   At book value less surrender charge | 996,897 | 9.7 |
|   At fair value | 978,687 | 9.5 |
| Subtotal | 2,141,460 | 20.8 |
| Subject to discretionary withdrawal (without adjustment): |  |  |
|   At book value with minimal or no charge or adjustment | 7,380,348 | 71.7 |
| Not subject to discretionary withdrawal | 764,575 | 7.4 |
| Total annuity reserves and deposit fund liabilities before reinsurance | 10,286,383 | 100.0 % |
| Less reinsurance ceded | 40,018 |  |
| Net annuity reserves and deposit fund liabilities | $ 10,246,365 |  |
|  |  |  |
| **December 31, 2008** |  |  |
| Subject to discretionary withdrawal (with adjustment): |  |  |
|   With market value adjustment | $ 177,484 | 1.8 % |
|   At book value less surrender charge | 1,155,575 | 11.6 |
|   At fair value | 848,041 | 8.5 |
| Subtotal | 2,181,100 | 21.9 |
| Subject to discretionary withdrawal (without adjustment): |  |  |
|   At book value with minimal or no charge or adjustment | 6,955,720 | 69.9 |
| Not subject to discretionary withdrawal | 817,098 | 8.2 |
| Total annuity reserves and deposit fund liabilities before reinsurance | 9,953,918 | 100.0 % |
| Less reinsurance ceded | 10,777 |  |
| Net annuity reserves and deposit fund liabilities | $ 9,943,141 |  |

Of the total net annuity reserves and deposit fund liabilities of $10.3 billion at December 31, 2009, $9.2 billion is included in the general account, and $1.1 billion is included in the separate account.  Of the total net annuity reserves and deposit fund liabilities of $9.9 billion at December 31, 2008, $8.9 billion is included in the general account, and $1.0 billion is included in the separate account.

7.      **Employee Benefit Plans**

*Defined Benefit Plan*: ING North America Insurance Corporation ("ING North America") sponsors the ING Americas Retirement Plan (the "Qualified Plan"), effective as of December 31, 2001.  Effective January 1, 2009, the Qualified Plan is no longer available to new employees or re-hires.  Employees of ING North America and its subsidiaries and affiliates (excluding certain employees) hired by December 31, 2008 will continue to be eligible to participate in the Qualified Plan.

The Qualified Plan is a tax qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). As of January 1, 2002, each participant in the Qualified Plan (except for certain specified employees) earns a benefit under a final average compensation formula.   The costs allocated to the Company for its employees' participation in the Qualified Plan were $15.3, $7.2 and $7.8 for 2009, 2008 and 2007, respectively.  ING North America is responsible for all Qualified Plan liabilities.

*Defined Contribution Plans*: ING North America sponsors the ING Savings Plan and ESOP (the "Savings Plan").  Substantially all employees of ING North America and its subsidiaries and affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents. The Savings Plan is a tax qualified profit sharing and stock bonus plan, which includes an employee stock ownership plan ("ESOP") component. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pretax basis. ING North America matches such pretax contributions, up to a maximum of 6% of eligible compensation. All matching contributions are subject to a 4 year graded vesting schedule (although certain specified participants are subject to a 5 year graded vesting schedule). All contributions made to the Savings Plan are subject to certain limits imposed by applicable law. Amounts allocated to the Company for the Savings Plan were $6.3, $7.2 and $7.0 for 2009, 2008 and 2007, respectively.

*Other Benefit Plans*: In addition to providing retirement plan benefits, the Company, in conjunction with ING North America, provides certain supplemental retirement benefits to eligible employees and health care and life insurance benefits to retired employees and other eligible dependents. The supplemental retirement plan includes a nonqualified defined benefit pension plan, and a nonqualified defined contribution plan, which means all benefits are payable from the general assets of the Company. The postretirement health care plan is contributory, with retiree contribution levels adjusted annually. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.

Beginning August 1, 2009, the Company moved from self-insuring these costs and began to use a private-fee-for-service Medicare Advantage program for post-Medicare eligible retired participants.  The Company subsidizes a portion of the monthly per-participant premium for retirees age 65 and older.  This change had a minimal impact on the financial statements.

In addition, effective October 1, 2009, the Company no longer subsidizes medical premium costs for early retirees. This change does not impact any participant currently retired and receiving coverage under the plan or any employee who is eligible for coverage under the plan and whose employment ended before October 1, 2009. The Company continues to offer access to medical coverage until retirees become eligible for Medicare. The discontinued subsidy resulted in a release of a previously accrued immaterial liability for any active employees age 50 or older.  This change had a minimal impact on the financial statements.

As of August 1, 2009, ING's Postretirement Welfare Plans are no longer eligible for the Medicare Drug Subsidy (RDS) that was being shared with retirees and beneficiaries.  The 2010 expected benefit reduction in the net postretirement benefit cost for the subsidy related to benefits attributed to former employees is $0.0.

A summary of assets, obligations and assumptions of the pension and other postretirement benefit plans are as follows:

| | Pension Benefits | | | Other Benefits | | |
|---|---|---|---|---|---|---|
| | 2009 | 2008 | 2007 | 2009 | 2008 | 2007 |
| | *(In Thousands)* | | | | | |
| **Change in benefit obligation** | | | | | | |
| Benefit obligation at beginning of year | $ 33,397 | $ 31,497 | $ 33,751 | $ 20,140 | $ 22,102 | $ 24,627 |
| Service cost | - | - | - | 545 | - | 750 |
| Interest cost | 1,896 | 1,954 | 1,907 | 904 | 1,223 | 1,392 |
| Contribution by plan participants | - | - | - | 1,089 | 1,999 | 1,583 |
| Actuarial (gain) loss | (268) | 2,853 | (1,252) | (3,940) | (1,504) | (2,532) |
| Benefits paid | (2,944) | (2,907) | (2,909) | (2,199) | (3,680) | (3,718) |
| Plan amendments | - | - | - | (6,884) | - | - |
| Curtailment | (20) | - | - | 855 | - | - |
| Benefit obligation at end of year | $ 32,061 | $ 33,397 | $ 31,497 | $ 10,510 | $ 20,140 | $ 22,102 |
| | | | | | | |
| **Change in plan assets** | | | | | | |
| Fair value of plan assets at beginning of year | $ - | $ - | $ - | $ - | $ - | $ - |
| Employer contributions | 2,944 | 2,907 | 2,909 | 1,110 | 1,681 | 2,134 |
| Plan participants' contributions | - | - | - | 1,089 | 1,999 | 1,583 |
| Benefits paid | (2,944) | (2,907) | (2,909) | (2,199) | (3,680) | (3,718) |
| Fair value of plan assets at end of year | $ - | $ - | $ - | $ - | $ - | $ (1) |
| | | | | | | |
| Funded status | $(32,061) | $(33,397) | $ (31,497) | $ (10,510) | $(20,140) | $(22,102) |
| Unamortized prior service credit | (9) | (16) | (21) | (8,768) | (2,445) | (2,378) |
| Unrecognized net (loss) gains | 10,017 | 11,504 | 9,587 | (3,548) | (538) | 1,291 |
| Remaining net transition obligation | 9,238 | 13,755 | 14,856 | - | - | - |
| Total funded status | $(12,815) | $ (8,154) | $ (7,075) | $ (22,826) | $(23,123) | $(23,189) |
| | | | | | | |
| Amounts recognized in the balance sheets consist of: | | | | | | |
| Accrued benefit cost | $(32,057) | $(33,393) | $ (31,490) | $ (22,826) | $(23,123) | $(23,189) |
| Intangible assets | 9,238 | 13,755 | 14,856 | - | - | - |
| Unassigned surplus - minimum pension liability | 10,004 | 11,484 | 9,559 | | | |
| Net amount recognized | $(12,815) | $ (8,154) | $ (7,075) | $ (22,826) | $(23,123) | $(23,189) |
| | | | | | | |
| **Component of net periodic benefit cost** | | | | | | |
| Service cost | $ - | $ - | $ - | $ 545 | $ - | $ 750 |
| Interest cost | 1,896 | 1,954 | 1,907 | 904 | 1,223 | 1,392 |
| Amount of unrecognized gains (losses) | 1,198 | 890 | 580 | (75) | - | 137 |
| Amount of prior service cost recognized | (4) | (5) | (5) | (153) | 68 | 67 |
| Amortization of unrecognized transition obligation to transition asset | 1,005 | 1,146 | 1,146 | - | - | - |
| Amount of recognized gain or (loss) due to a settlement or curtailment | 3,510 | - | - | (408) | - | - |
| Total net periodic benefit cost | $ 7,605 | $ 3,985 | $ 3,628 | $ 813 | $ 1,291 | $ 2,346 |
| | | | | | | |
| Benefit obligation for nonvested employees | $ - | $ - | $ - | $ - | $ 1,925 | $ 1,431 |
| | | | | | | |
| Accumulated benefit obligation for vested participants | $ 32,057 | $ 33,393 | $ 31,490 | $ 10,510 | $ 20,140 | $ 21,775 |

Assumptions used in determining year-end liabilities for the defined benefit plans and other benefit plan as of December 31, 2009, 2008 and 2007 were as follows:

|  | 2009 | 2008 | 2007 |
|---|---|---|---|
| Weighted average discount rate | 6.0 % | 6.0 % | 6.5 % |
| Rate of increase in compensation level | 1.5 % | 4.0 % | 4.2 % |

For 2009 expense, the Company used the assumptions used in determining 2008 year-end liabilities,  For 2008 expense, the Company used the assumptions used in determining 2007 year-end liabilities.  For 2007 expense, the company used 5.9% for the weighted average discount rate and 4.0% for the rate of increase in compensation level.

The annual assumed rate of increase in the per capita cost of covered benefits (i.e. health care cost trend rate) for the medical plan is 7.8%, decreasing gradually to 6.0% over five years.  Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation for the medical plan as of December 31, 2009 by $0.2.  Decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accumulated postretirement benefit obligation for the medical plan as of December 31, 2009 by $0.2.

The Company expects to pay the following benefits:

| Year ending December 31, | Benefits |
|---|---|
|  | *(In Thousands)* |
| 2010 | $ 4,382 |
| 2011 | 4,269 |
| 2012 | 4,017 |
| 2013 | 3,877 |
| 2014 | 3,643 |
| Thereafter | 16,185 |

The Company's expected future contributions are equal to its expected future benefit payments.  The Company's 2010 future expected contribution is $4.4.

The measurement date used for postretirement benefits is December 31, 2009.

**8.**     **Separate Accounts**

Separate account assets and liabilities represent funds segregated by the Company for the benefit of certain policy and contract holders who bear the investment risk.  Revenues and expenses on the separate account assets and related liabilities equal the benefits paid to the separate account policy and contract holders.

# RELIASTAR LIFE INSURANCE COMPANY
## Note to Other Financial Information
December 31, 2009

The general nature and characteristics of the separate accounts business follows:

| | Non-Indexed Guarantee Less than/ Equal to 4% | Non-Guaranteed Separate Accounts | Total |
|---|---|---|---|
| | | *(In Thousands)* | |
| **December 31, 2009** | | | |
| Premium, consideration or deposits for the year | $ (1,016) | $ 217,172 | $ 216,156 |
| | | | |
| Reserves for separate accounts with assets at: | | | |
| Fair value | $ 112,407 | $ 2,015,405 | $ 2,127,812 |
| Amortized cost | - | - | - |
| Total reserves | $ 112,407 | $ 2,015,405 | $ 2,127,812 |
| | | | |
| Reserves for separate accounts by withdrawal characteristics: | | | |
| Subject to discretionary withdrawal: | | | |
| With market value adjustment | $ 112,407 | $ - | $ 112,407 |
| At market value | - | 2,012,459 | 2,012,459 |
| Subtotal | 112,407 | 2,012,459 | 2,124,866 |
| Not subject to discretionary withdrawal | - | 2,946 | 2,946 |
| Total separate account liabilities | $ 112,407 | $ 2,015,405 | $ 2,127,812 |
| | | | |
| **December 31, 2008** | | | |
| Premium, consideration or deposits for the year | $ 1,091 | $ 270,608 | $ 271,699 |
| | | | |
| Reserves for separate accounts with assets at: | | | |
| Fair value | $ 124,315 | $ 1,719,949 | $ 1,844,264 |
| Amortized cost | - | - | - |
| Total reserves | $ 124,315 | $ 1,719,949 | $ 1,844,264 |
| | | | |
| Reserves for separate accounts by withdrawal characteristics: | | | |
| Subject to discretionary withdrawal: | | | |
| With market value adjustment | $ 124,315 | $ - | $ 124,315 |
| At market value | - | 1,709,823 | 1,709,823 |
| Subtotal | 124,315 | 1,709,823 | 1,834,138 |
| Not subject to discretionary withdrawal | - | 10,126 | 10,126 |
| Total separate account liabilities | $ 124,315 | $ 1,719,949 | $ 1,844,264 |

A reconciliation of the amounts transferred to and from the separate accounts is presented below:

|  | Year ended December 31 | | |
|  | 2009 | 2008 | 2007 |
|---|---|---|---|
|  | *(In Thousands)* | | |
| Transfers as reported in the Summary of Operations of the Separate Accounts Statement: |  |  |  |
| Transfers to separate accounts | $ 216,156 | $ 271,699 | $ 328,909 |
| Transfers from separate accounts | (352,319) | (510,876) | (715,354) |
| Transfers as reported in the statements of operations | $ (136,163) | $ (239,177) | $ (386,445) |

The separate account liabilities subject to minimum guaranteed benefits, the gross amount of reserve and the reinsurance reserve credit related to minimum guarantees, by type, at December 31, 2009 and 2008 were as follows:

|  | Guaranteed Minimum Death Benefit (GMDB) |
|---|---|
|  | *(In Thousands)* |
| **December 31, 2009** |  |
| Separate Account Liability | $ 1,005,801 |
| Gross amount of reserve | 10,133 |
| Reinsurance reserve credit | - |
|  |  |
| **December 31, 2008** |  |
| Separate Account Liability | $ 815,336 |
| Gross amount of reserve | 8,286 |
| Reinsurance reserve credit | - |

**9.     Federal Income Taxes**

The Company files a consolidated federal income tax return with its parent ING AIH, a Delaware corporation, and other U.S. affiliates. The Company has a written tax sharing agreement that provides that each member of the consolidated return shall reimburse ING AIH for its respective share of the consolidated federal income tax liability and shall receive a benefit for its losses at the statutory rate.  The following is a list of all affiliated companies that participate in the filing of this consolidated federal income tax return:

| | |
|---|---|
| ALICA Holdings, Inc. | ING Investment Management Co. |
| Australia Retirement Services Holding, LLC | ING Investment Management Services, LLC |
| Bancnorth Investment Group, Inc. | ING Investment Management, LLC |
| Branson Insurance Agency, Inc. | ING Investment Trust Co. |
| Compulife Investor Services, Inc. | ING Investments, LLC |
| Compulife, Inc. | ING Life Insurance and Annuity Company |
| Directed Services, LLC | ING National Trust |
| Financial Network Investment Corporation | ING North America Insurance Corporation |
| Financial Network Investment Corporation of Puerto Rico, Inc. | ING Payroll Management, Inc. |
| FN Insurance Agency of Kansas, Inc. | ING Pilgrim Funding, Inc. |
| FN Insurance Agency of New Jersey, Inc. | ING Pomona Holdings LLC |
| FN Insurance Services of Nevada, Inc. | ING Retail Holding Company, Inc. |
| FN Insurance Services, Inc. | ING Services Holding Company, Inc. |
| FNI International, Inc. | ING USA Annuity and Life Insurance Company |
| ING Furman Selz (SBIC) Investments LLC | ING Wealth Solutions, LLC |
| Furman Selz Investments, LLC | Lion Connecticut Holdings Inc. |
| Guaranty Brokerage Services, Inc. | Lion Custom Investments, LLC |
| IB Holdings, LLC | Lion II Custom Investments, LLC |
| IIPS of Florida, LLC | MFSC Insurance Agency of Nevada, Inc. |
| ILICA, Inc. | MFSC Insurance Services, Inc. |
| ING America Insurance Holdings, Inc. | Midwestern United Life Insurance Company |
| ING Alternative Asset Management, LLC | Multi-Financial Group, LLC |
| ING America Equities, Inc. | Multi-Financial Securities Corporation |
| ING Brokers Network, LLC | Pomona Management LLC |
| ING Capital Corporation, LLC | PrimeVest Financial Services, Inc. |
| ING Equity Holdings, Inc. | PrimeVest Insurance Agency of Alabama, Inc. |
| ING Financial Advisors, LLC | PrimeVest Insurance Agency of Nevada, Inc. |
| ING Financial Partners, Inc. | PrimeVest Insurance Agency of New Mexico, Inc. |
| ING Financial Products Company, Inc. | PrimeVest Insurance Agency of Ohio, Inc. |
| ING Funds Distributor, LLC | PrimeVest Insurance Agency of Oklahoma, Inc. |
| ING Funds Services, LLC | PrimeVest Insurance Agency of Texas, Inc. |
| ING Ghent Asset Management, LLC | PrimeVest Insurance Agency of Wyoming, Inc. |
| ING Institutional Plan Services, LLC | ReliaStar Life Insurance Company |
| ING Insurance Agency of Texas, Inc. | ReliaStar Life Insurance Company of New York |
| ING Insurance Agency, Inc. | Roaring River, LLC |
| ING Insurance Services Holding Company, Inc. | Security Life Assignment Corp. |
| ING Insurance Services of Alabama, Inc. | Security Life of Denver Life Insurance Company |
| ING Insurance Services of Massachusetts, Inc. | Security Life of Denver International, Ltd. |
| ING Insurance Services, Inc. | SLDI Georgia Holdings, Inc. |
| ING International Insurance Holdings, Inc. | Systematized Benefits Administrators, Inc. |
| ING International Nominee Holdings, Inc. | Whisperingwind I, LLC |
| ING Investment Advisors, LLC | Whisperingwind II, LLC |
| ING Investment Management Alternative Assets, LLC | Whisperingwind III, LLC |

Current income taxes incurred consisted of the following major components:

| | Year ended December 31 | | |
| --- | --- | --- | --- |
| | **2009** | **2008** | **2007** |
| | *(In Thousands)* | | |
| Federal tax expense (benefit) on operations | $ 119,396 | (111,875) | 110,413 |
| Federal tax (benefit) expense on capital gains and (losses) | (70,722) | 10,592 | 9,008 |
| Total current tax expense (benefit) incurred | $ 48,674 | $ (101,283) | $ 119,421 |

The Company adopted SSAP 10R effective December 31, 2009. The December 31, 2009 balances and related disclosures are calculated and presented pursuant to SSAP 10R. The December 31, 2008 balances and related disclosures are calculated and presented pursuant to SSAP 10 prior to its modification by SSAP 10R.

The net decrease in total deferred tax assets that were nonadmitted including the tax valuation allowance was $33.9, for 2009.

The Company has elected to admit deferred tax assets pursuant to paragraph 10.e. of SSAP 10R for the year ended December 31, 2009. The year ended December 31, 2009 election differs from the December 31, 2008 year-end reporting period.

The amount of admitted adjusted gross deferred tax assets admitted under each component of SSAP 10R:

| | December 31, 2009 | | |
| --- | --- | --- | --- |
| | **Ordinary** | **Capital** | **Total** |
| | *(In Thousands)* | | |
| Admitted under paragraph 10.a. | $ - | $ - | $ - |
| Paragraph 10.b., lesser of: | | | |
| Admitted under paragraph 10.b.i | 90,474 | 46,760 | 137,234 |
| Admitted under paragraph 10.b.ii | 208,468 | N/A | 208,468 |
| Admitted under paragraph 10.b. (lesser of b.i. or b.ii) | 90,474 | 46,760 | 137,234 |
| Admitted under paragraph 10.c. | 58,831 | - | 58,831 |
| Total admitted from the application of paragraph 10.a - 10.c. | 149,305 | 46,760 | 196,065 |
| | | | |
| Admitted under paragraph 10.e.i. | - | - | - |
| Paragraph 10.e.ii., lesser of: | | | |
| Admitted under paragraph 10.e.ii.a | 175,677 | 46,760 | 222,437 |
| Admitted under paragraph 10.e.ii.b | 312,702 | N/A | 312,702 |
| Admitted under paragraph 10.e.ii. (lesser of e.ii.a or e.ii.b) | 175,677 | 46,760 | 222,437 |
| Admitted under paragraph 10.e.iii. | 58,831 | - | 58,831 |
| Total admitted from the application of paragraph 10.e. | 234,508 | 46,760 | 281,268 |
| | | | |
| The increased amount by tax character, and the change in such, of admitting adjusted gross DTAs as the result of the application of paragraph 10e: | 85,203 | - | 85,203 |
| | | | |
| Total admitted adjusted gross deferred tax assets | $ 234,508 | $ 46,760 | $ 281,268 |

**RELIASTAR LIFE INSURANCE COMPANY**
**Note to Other Financial Information**
December 31, 2009

The amount of admitted adjusted gross deferred tax assets admitted under each component of SSAP 10R:

|  | December 31, 2009 | |
| --- | --- | --- |
|  | 2009 | 2008 |
|  | *(In Thousands)* | |
| Admitted under paragraph 10.a. | $ - | $ - |
| Paragraph 10.b., lesser of: | | |
| Admitted under paragraph 10.b.i | 137,234 | 127,427 |
| Admitted under paragraph 10.b.ii | 208,468 | 191,103 |
| Admitted under paragraph 10.b. (lesser of b.i. or b.ii) | 137,234 | 127,427 |
| Admitted under paragraph 10.c. | 58,831 | 94,200 |
| Total admitted from the application of paragraph 10.a - 10.c. | 196,065 | 221,627 |
| | | |
| Admitted under paragraph 10.e.i. | - | - |
| Paragraph 10.e.ii., lesser of: | | |
| Admitted under paragraph 10.e.ii.a | 222,437 | - |
| Admitted under paragraph 10.e.ii.b | 312,702 | - |
| Admitted under paragraph 10.e.ii. (lesser of e.ii.a or e.ii.b) | 222,437 | - |
| Admitted under paragraph 10.e.iii. | 58,831 | - |
| Total admitted from the application of paragraph 10.e. | 281,268 | - (b) |
| | | |
| The increased amount by tax character, and the change in such, of admitting adjusted gross DTAs as the result of the application of paragraph 10e: | 85,203 | - (b) |
| | | |
| Total admitted adjusted gross deferred tax assets | $ 281,268 | $ 221,627 (b) |

(b) Admittance testing under paragraph 10.e was implemented as part of SSAP 10R effective December 31, 2009.

## RELIASTAR LIFE INSURANCE COMPANY
## Note to Other Financial Information
December 31, 2009

The main components of deferred tax assets and deferred tax liabilities are as follows:

| | December 31, 2009 | | |
| --- | --- | --- | --- |
| | Ordinary | Capital | Total |
| | *(In Thousands)* | | |
| Deferred tax assets resulting from differences in: | | | |
| Deferred acquisition costs | $ 122,310 | $ - | $ 122,310 |
| Insurance reserves | 209,359 | - | 209,359 |
| Investments | 4,426 | 117,797 | 122,223 |
| Compensation and benefits | 50,551 | - | 50,551 |
| Nonadmitted assets and other surplus items | 12,437 | - | 12,437 |
| Litigation accruals | 14,022 | - | 14,022 |
| Cost of collection and loading | - | - | - |
| Unrealized losses on investments | 15,170 | 9,260 | 24,430 |
| Tax credits | 3,901 | - | 3,901 |
| Other | 18,956 | - | 18,956 |
| Total gross deferred tax assets | 451,132 | 127,057 | 578,189 |
| Valuation allowance adjustment | - | (80,297) | (80,297) |
| Total adjusted gross deferred tax assets | 451,132 | 46,760 | 497,892 |
| Deferred tax assets nonadmitted | (216,624) | - | (216,624) |
| Admitted deferred tax assets | 234,508 | 46,760 | 281,268 |
| | | | |
| Deferred tax liabilities resulting from differences in: | | | |
| Investments | 10,547 | - | 10,547 |
| Deferred and uncollected premium | 17,296 | - | 17,296 |
| Insurance reserves | 2,274 | - | 2,274 |
| Cost of collection and loading | 21,416 | - | 21,416 |
| Other | 7,298 | - | 7,298 |
| Total deferred tax liabilities | 58,831 | - | 58,831 |
| Net admitted deferred tax asset | $ 175,677 | $ 46,760 | $ 222,437 |

# RELIASTAR LIFE INSURANCE COMPANY
## Note to Other Financial Information
December 31, 2009

The change in the tax assets and deferred tax liabilities by main component are as follows:

|  | | 2009 | | 2008 | | Change |
|---|---|---|---|---|---|---|
|  | | | December 31, 2009 | | | |
|  | | | *(In Thousands)* | | | |
| Deferred tax assets resulting from differences in: | | | | | | |
| Deferred acquisition costs | $ | 122,310 | $ | 123,699 | $ | (1,389) |
| Insurance reserves | | 209,359 | | 183,248 | | 26,111 |
| Investments | | 122,223 | | 70,554 | | 51,669 |
| Compensation and benefits | | 50,551 | | 43,980 | | 6,571 |
| Nonadmitted assets and other surplus items | | 12,437 | | 31,942 | | (19,505) |
| Litigation accruals | | 14,022 | | 14,460 | | (438) |
| Cost of collection and loading | | - | | 11,495 | | (11,495) |
| Unrealized losses on investments | | 24,430 | | 31,708 | | (7,278) |
| Tax credits | | 3,901 | | 14,855 | | (10,954) |
| Other | | 18,956 | | 26,483 | | (7,527) |
| Total gross deferred tax assets | | 578,189 | | 552,424 | | 25,765 |
| Valuation allowance adjustment | | (80,297) | | - | | (80,297) |
| Total adjusted gross deferred tax assets | | 497,892 | | 552,424 | | (54,532) |
| Deferred tax assets nonadmitted | | (216,624) | | (330,797) | | 114,173 |
| Admitted deferred tax assets | | 281,268 | | 221,627 | | 59,641 |
| | | | | | | |
| Deferred tax liabilities resulting from differences in: | | | | | | |
| Investments | | 10,547 | | 14,266 | | (3,719) |
| Deferred and uncollected premium | | 17,296 | | 76,222 | | (58,926) |
| Insurance reserves | | 2,274 | | 2,790 | | (516) |
| Cost of collection and loading | | 21,416 | | - | | 21,416 |
| Other | | 7,298 | | 922 | | 6,376 |
| Total deferred tax liabilities | | 58,831 | | 94,200 | | (35,369) |
| Net admitted deferred tax asset | $ | 222,437 | $ | 127,427 | $ | 95,010 |

The valuation allowance adjustment to gross deferred tax assets as of December 31, 2009 was $80.3. The net change in the total valuation allowance adjustment for the year ended December 31, 2009 was an increase of $80.3 due to the application of SSAP 10R. The valuation allowance adjustment at 2009 is necessary as it is unlikely that the Company will realize sufficient taxable capital gain income to offset taxable capital losses.

# RELIASTAR LIFE INSURANCE COMPANY
## Note to Other Financial Information
December 31, 2009

The change in net deferred income taxes reported in surplus before the consideration of nonadmitted assets is comprised of the following components:

|  | December 31 | | |
|---|---|---|---|
|  | 2009 | 2008 | Change |
|  | *(In Thousands)* | | |
| Net deferred tax asset | $ 519,358 | $ 458,224 | $ 61,134 |
| Valuation allowance adjustment | (80,297) | - | (80,297) |
| Net adjusted deferred tax asset | 439,061 | 458,224 | (19,163) |
| Remove unrealized losses | 24,430 | 31,708 | (7,278) |
| Net tax effect without unrealized gains and losses | 414,631 | 426,516 | (11,885) |
| | | | |
| Remove other items in surplus: | | | |
| Additional minimum pension liability | | | (518) |
| Current year change in nonadmitted assets | | | (21,988) |
| Unauthorized reinsurer | | | (2,958) |
| Reserve accounting method change | | | (2,619) |
| | | | |
| Remove current year change in valuation allowance adjustment | | | (80,297) |
| Change in deferred taxes for rate reconciliation | | | $ 96,495 |

The Company has no unrecorded tax liabilities as of December 31, 2009.

The provision for federal income tax expense and change in deferred taxes differs from the amount which would be obtained by applying the statutory federal income tax rate to income (including capital items) before income taxes for the following reasons:

|  | Year ended December 31 | | |
|---|---|---|---|
|  | 2009 | 2008 | 2007 |
|  | *(In Thousands)* | | |
| Current income taxes incurred (recoverable) | $ 48,674 | $ (101,283) | $ 119,421 |
| Change in deferred income tax ** | (96,495) | (40,506) | (36,481) |
| Total income tax reported | $ (47,821) | $ (141,789) | $ 82,940 |
| | | | |
| Ordinary income | $ 223,958 | $ (68,474) | $ 260,307 |
| Capital losses | (267,780) | (158,016) | 12,164 |
| Total pre tax book (loss) income | $ (43,822) | $ (226,490) | $ 272,471 |
| | | | |
| Provision computed at statutory rate | $ (15,338) | $ (79,272) | $ 95,365 |
| Dividends received deduction | (2,674) | (2,753) | (12,804) |
| Interest maintenance reserve | (31,966) | (14,311) | (5,253) |
| Reinsurance | 23,051 | (1,839) | (5,715) |
| IRS audit settlement | (19,719) | (32,022) | - |
| Return of capital from liquidation of subsidiary | 10,412 | - | - |
| Tax credits | (9,982) | (11,841) | - |
| Other | (1,605) | 248 | 11,347 |
| Total | $ (47,821) | $ (141,790) | $ 82,940 |

** (excluding tax on unrealized gains/losses and other surplus items)

The Company's risk-based capital level used for purposes of paragraph 10.d. is based on authorized control level risk based capital of $234.0 and total adjusted capital of $2,132.6. The amount of admitted deferred tax assets, admitted assets, statutory surplus and total adjusted capital in the risk-based capital calculation and the increased amount of deferred tax assets, admitted assets and surplus as the result of the application of paragraph 10.e:

|  | **December 31, 2009** | |
|  | *(In Thousands)* | |
|  | After Application of paragraph 10. a, b, c | Increase After Application of paragraph 10.e |
|---|---|---|
| Admitted net DTAs | $ 137,234 | $ 222,437 |
| Admitted assets | 20,588,102 | 20,673,305 |
| Statutory surplus | 2,105,107 | 2,190,310 |
| Total adjusted capital | 2,132,569 | 2,217,772 |

There is no operating loss or tax credit carryforward available for tax purposes as of December 31, 2009.

There are no federal income taxes incurred that will be available for recoupment in the event of future net losses from 2009, 2008 and 2007.

There were no deposits admitted under Section 6603 of the Internal Revenue Service Code as of December 31, 2009.

Under the intercompany tax sharing agreement, the Company has a payable to ING AIH, an affiliate, of $19.9 and $10.9 for federal income taxes as of December 31, 2009 and 2008, respectively.

The Company's transferable state tax credit assets at Deceber 31, 2009 and 2008 are as follows:

| Method of Estimating Utilization of Remaining Transferrable State Tax Credit | State | Carrying Value | Unused Credit Remaining |
|---|---|---|---|
|  |  | *(In Thousands)* | |
| **December 31, 2009** |  |  |  |
| Estimated credit based on investment in motion picture/film production credits | CT | $ 1,366 | $ 1,504 |
| Estimated credit based on investment in low income housing investment | GA | 1,668 | 2,034 |
| Total State Tax Credits |  | $ 3,034 | $ 3,538 |
| **December 31, 2008** |  |  |  |
| Estimated credit based on investment in low income housing investment | CT | $ 1,767 | $ 2,005 |
| Estimated credit based on investment in low income housing investment | GA | 1,158 | 2,336 |
| Total State Tax Credits |  | $ 2,925 | $ 4,341 |

A reconciliation of the change in the unrecognized income tax benefits for the years is as follows:

|  | December 31 | | | | | |
|  | 2009 | | 2008 | | 2007 | |
|  | | *(In Thousands)* | | | | |
| Balance at beginning of year | $ | 24.0 | $ | 53.8 | $ | 42.3 |
| Additions for tax positions related to current year | | 0.2 | | 0.5 | | 2.6 |
| Reductions for tax positions related to prior years | | (16.7) | | (30.7) | | - |
| Additions for tax positions related to prior years | | 0.1 | | 0.5 | | 8.9 |
| Balance at end of year | $ | 7.6 | $ | 24.1 | $ | 53.8 |

The Company had $7.6, $24.1 and $53.8 of unrecognized tax benefits as of December 31, 2009, 2008, and 2007, respectively, that would affect the Company's effective tax rate if recognized.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in Federal income taxes and Federal income tax expense on the Balance Sheets and Statements of Operations, respectively. The Company had accrued interest of $1.0 and $5.3 as of December 31, 2009 and 2008, respectively.

The Company is under audit by the Internal Revenue Service ("IRS") for tax years 2004 through 2009. It is anticipated that the IRS audit of tax years 2004 through 2008 will be finalized within the next twelve months. Upon finalization of the IRS exam, it is reasonably possible that the unrecognized tax benefits will decrease by up to $3.0. The timing of the payment of the remaining allowance of $4.6 can not be reliably estimated. The Company and the IRS have agreed to participate in the Compliance Assurance Program ("CAP") for the tax years 2008 and 2009.

10.   **Investment in and Advances to Subsidiaries**

The Company has five wholly owned insurance subsidiaries at December 31, 2009, ReliaStar Life Insurance Company of New York ("RNY"), ING Re (UK) Limited ("ING RE"), Whisperingwind I, LLC ("WWI"), Whisperingwind II, LLC ("WWII"), and Roaring River, LLC ("RRLLC").

Amounts invested in and advanced to the Company's subsidiaries are summarized as follows:

|  | December 31 | |
|---|---|---|
|  | **2009** | **2008** |
|  | *(In Thousands)* | |
| Common stock (cost - $676,738 in 2009 and $474,408 in 2008) | $     324,181 | $     274,861 |

Summarized financial information as of and for the year ended December 31 for these subsidiaries is as follows:

|  | December 31 | | |
|---|---|---|---|
|  | **2009** | **2008** | **2007** |
|  | *(In Thousands)* | | |
| Revenues | $  1,242,243 | $     895,770 | $  1,268,542 |
| Income before net realized (losses) gains | (454,811) | (298,044) | (399,930) |
| Net (loss) income | (294,439) | (289,235) | (404,896) |
| Admitted assets | 4,834,089 | 4,158,852 | 4,021,681 |
| Liabilities | 4,056,756 | 3,611,950 | 3,521,871 |

Asset and liability amounts for WWI, WWII and RRLLC are included in the above table, however the Company's carrying amount for WWI, WWII, and RRLLC is zero.

The Company received cash dividends from RNY of $0.0, 0.0, and $18.7 during years ended December 31, 2009, 2008 and 2007.  The Company received cash dividends from NWNL Benefits Corporation of $0.0, $0.0, and $1.1 during years ended December 31, 2009, 2008, and 2007.

On October 27, 2006, the Company created a South Carolina domiciled, wholly owned subsidiary, WWI, as a limited liability company.  WWI received its licensure as a special purpose financial captive insurance company ("SPFC") from the Director of the South Carolina Department of Insurance on May 29, 2007. After receiving all required and customary regulatory approvals, WWI commenced doing business as an SPFC on May 29, 2007.  As of December 31, 2009 and 2008, WWI has no carrying value.  The Company contributed capital to WWI of $0.0, $105.0 and $63.7 during the years ended December 31, 2009, 2008 and 2007.   During 2009, the Company ceded premium and ceded reserves to WWI of $82.9 and $316.5, respectively.  The amount of insurance in force ceded to WWI was $41.9 billion at December 31, 2009.   During 2008, the Company ceded premium and ceded reserves to WWI of $106.8 and $269.5, respectively. The amount of insurance in force ceded to WWI was $44.2 billion at December 31, 2008.

During 2007, the Company ceded premium and ceded reserves to WWI of $44.8 and $155.3, respectively.  The amount of insurance in force ceded to WWI was $30.7 billion at December 31, 2007.

On October 27, 2006, the Company created a South Carolina domiciled, wholly owned subsidiary, WWII, as a limited liability company.  WWII received its licensure as a SPFC from the Director of the South Carolina Department of Insurance on October 26, 2007.  After receiving all required and customary regulatory approvals, WWII commenced doing business as an SPFC on November 1, 2007.  As of December 31, 2009 and 2008, WWII has no carrying value.  The Company contributed capital to WWII of $0.0, $0.0 and $82.1 during the years ended December 31, 2009, 2008 and 2007.  During 2009, the Company ceded premium and ceded reserves to WWII of $34.2 and $287.7, respectively.  The amount of insurance in force ceded to WWII was $0.8 billion at December 31, 2009.  During 2008, the Company ceded premium and ceded reserves to WWII of $39.0 and $641.4, respectively.  The amount of insurance in force ceded to WWII was $0.5 billion at December 31, 2008.  During 2007, the Company ceded premium and ceded reserves to WWII of $573.3 and $611.5, respectively.  The amount of insurance in force ceded to WWII was $475.9 at December 31, 2007.

On September 12, 2008, the Company created a Missouri domiciled, wholly owned subsidiary, RRLLC, as a limited liability company.  RRLLC received its licensure as a SPFC from the Director of the Missouri Department of Insurance on December 26, 2008.  After receiving all required and customary regulatory approvals, RRLLC commenced doing business as a Special Purpose Life Reinsurance Company ("SPLRC") on January 1, 2008.  The Company's adjusted carrying value of RRLLC is $0.0 and $7.3 as of December 31, 2009 and 2008, respectively.  The Company contributed capital to RRLLC of $123.0 and $7.3 during the year ended December 31, 2009 and 2008, respectively.  During 2009, the Company ceded premium and ceded reserves to RRLLC of $648.7 and $487.5, respectively.  The amount of insurance in force ceded to RRLLC was $139.3 billion at December 31, 2009.  This treaty did not exist in 2008.

Effective January 15, 2007, the Company entered into a Stock Purchase Agreement with Superior Vision Services, Inc.  ("SVS"), a Delaware corporation, and Bolle, Inc., a Delaware corporation, pursuant to which SVS purchased all of the Company's rights, title and interest in all the shares of SVS owned by the Company for a cash purchase price of $33.8.  The transaction closed on January 26, 2007.  The Company recognized a gain of $30.7 from the transaction.

During the 3[rd] quarter of 2008, the Company decided to pursue wind-up of the operations of its subsidiary ING RE and the dissolution of such subsidiary by way of a Members Voluntary Liquidation ("MVL") as allowed by UK law.  It is anticipated that the operations of ING RE will cease, and its dissolution would be given effect, in 2010, subject to the requirements of applicable UK law.  As of December 31, 2009, the book adjusted carrying value of ING RE was $1.6, but was nonadmitted due to the Company's decision to not pursue an audit of its financial statements.

11. **Reinsurance**

The Company is involved in both ceded and assumed reinsurance with other companies for the purpose of diversifying risk and limiting exposure on larger risks.  To the extent that the assuming companies become unable to meet their obligations under these treaties, the Company remains contingently liable to its policyholders for the portion reinsured.   To minimize its exposure to significant losses from retrocessionaire insolvencies, the Company evaluates the financial condition of the retrocessionaire and monitors concentrations of credit risk.

Assumed premiums amounted to $463.4, $713.6 and $733.1 for 2009, 2008 and 2007, respectively.

The Company's ceded reinsurance arrangements reduced certain items in the accompanying financial statements by the following amounts:

|  | December 31 | | |
|  | 2009 | 2008 | 2007 |
|  | *(In Thousands)* | | |
| Premiums | $ 2,858,276 | $ 1,388,347 | $ 1,132,722 |
| Benefits paid or provided | 1,478,685 | 895,679 | 910,420 |
| Policy and contract liabilities at year end | 4,409,635 | 3,368,526 | 2,867,408 |

The amount of reinsurance credits taken for new agreements executed since January 1, 2009 to include policies or contracts that were in force or which had existing reserves established by the Company, were $1.0 billion

The Company does not have any reinsurance agreements in effect under which the reinsurer may unilaterally cancel the agreement.

12. **Capital and Surplus**

Under Minnesota insurance regulations, the Company is required to maintain a minimum total capital and surplus of $2.0.  Additionally, the amount of dividends which can be paid by the Company to its shareholder without prior approval of the Minnesota Division of Insurance is limited to the greater of the net gain from operations excluding realized capital gains or 10% of surplus at December 31 of the preceding year.

Lion loaned $100.0 to the Company under a surplus note dated December 1, 2001.  The surplus note provides, subject to the regulatory constraints discussed below, that (1) it is a surplus note which will mature on September 15, 2021, with principal due at maturity, but payable without penalty, in whole or in part before maturity; (2) interest is payable at a variable rate based upon an annualized yield rate for U.S. Treasury Bonds payable semi annually; and (3) in the event that the Company is in default in the payment of any required interest or principal, the Company cannot pay cash dividends on its capital stock (all of which is owned directly by Lion). The surplus note further provides that there may be no payment of interest or principal without the express approval of the Minnesota Department of Commerce. For the year ended December 31, 2009, 2008 and 2007, interest paid totaled $3.2, $4.3 and $4.7, respectively. There is no accrued interest for the years ended December 31, 2009 and 2008.

On November 12, 2008, ING issued to the Dutch State non-voting Tier 1 securities for a total consideration of Euro 10 billion. On February 24, 2009, $2.2 billion was contributed to direct and indirect insurance company subsidiaries of ING AIH, of which $190.0 was contributed to the Company, effective for December 31, 2008. The Company then contributed capital of $90.0 to RNY. The Company received capital contributions from Lion of $0.0 and $95.0 during 2009 and 2007. The Company did not pay dividends to Lion during 2009, 2008 and 2007.

Life and health insurance companies are subject to certain Risk Based Capital requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life and health insurance company is to be determined based on the various risk factors related to it. At December 31, 2009, the Company meets the RBC requirements.

13. **Fair Values of Financial Instruments**

In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the financial instrument. Accordingly, the aggregate fair value amounts presented herein do not represent the underlying value of the Company.

Life insurance liabilities that contain mortality risk and all nonfinancial instruments have been excluded from the disclosure requirements. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, such that the Company's exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

The carrying amounts and fair values of the Company's financial instruments are summarized as follows:

| | December 31 | | | |
| | 2009 | | 2008 | |
| | Carrying Amount | Fair Value | Carrying Amount | Fair Value |
|---|---|---|---|---|
| | (In Thousands) | | | |
| **Assets:** | | | | |
| Bonds | $11,921,786 | $ 11,831,181 | $ 13,389,937 | $ 11,479,796 |
| Preferred stocks | 48,516 | 46,827 | 111,545 | 71,445 |
| Unaffiliated common stocks | 60,112 | 60,112 | 63,967 | 63,967 |
| Mortgage loans | 2,225,989 | 2,144,398 | 2,492,588 | 2,424,115 |
| Derivative securities | 53,475 | 53,596 | 157,350 | 173,703 |
| Contract loans | 682,630 | 682,630 | 690,229 | 690,229 |
| Cash, cash equivalents and | | | | |
| short term investments | 1,331,064 | 1,331,064 | 156,896 | 156,896 |
| Separate account assets | 2,227,830 | 2,227,830 | 1,920,676 | 1,920,676 |
| **Liabilities:** | | | | |
| Derivative securities | 118,547 | 207,671 | 278,401 | 388,860 |
| Dividends payable | 11,240 | 11,240 | 13,745 | 13,745 |
| Payable for securities | 20,411 | 20,411 | 730 | 730 |

The following methods and assumptions were used by the Company in estimating the fair value disclosures for financial instruments in the accompanying financial statements and notes thereto:

*Cash, cash equivalents and short term investments*: The carrying amounts reported in the accompanying Balance Sheets for these financial instruments approximate their fair values.

*Bonds and equity securities*: The fair values for bonds, preferred stocks and common stocks reported herein are based on quoted market prices, where available. For securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placement investments, are estimated by discounting the expected future cash flows. The discount rates used vary as a function of factors such as yield, credit quality, and maturity, which fall within a range between 0.8% and 38.2% over the total portfolio. Fair values determined on this basis can differ from values published by the SVO. Fair value as determined by the SVO as of December 31, 2009 and 2008 is $11.9 billion and $11.9 billion, respectively.

*Mortgage loans*: Estimated fair values for commercial real estate loans were generated using a discounted cash flow approach. Loans in good standing are discounted using interest rates determined by U.S. Treasury yields on December 31 and spreads applied on new loans with similar characteristics. The amortizing features of all loans are incorporated in the valuation. Where data on option features is available, option values are determined using a binomial valuation method, and are incorporated into the mortgage valuation. Restructured loans are valued in the same manner; however, these loans were discounted at a greater spread to reflect increased risk.

*Derivative financial instruments*: Fair values for derivative financial instruments are based on broker/dealer valuations or on internal discounted cash flow pricing models, taking into account current cash flow assumptions and the counterparties' credit standing.

*Individual and group annuities*: The fair values for individual and group annuities with defined maturities are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued. For individual and group annuities, fair value is estimated to be the present surrender value.

The carrying value of all other financial instruments approximates their fair value.

Included in various investment related line items in the financial statements are certain financial instruments carried at fair value. Other financial instruments are periodically measured at fair value, such as when impaired, or, for certain bonds and preferred stock when carried at the lower of cost or market.

The fair value of an asset is the amount at which that asset could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale. The fair value of a liability is the amount at which that liability could be incurred or settled in a current transaction between willing parties, that is, other than in a forced or liquidation sale.

Fair values are based on quoted market prices when available. When market prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments with comparable terms and credit quality (matrix pricing). In instances where there is little or no market activity for the same or similar instruments, the Company estimates fair value using methods, models and assumptions that management believes market participants would use to determine a current transaction price. These valuation techniques involve some level of management estimation and judgment which becomes significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

The Company's financial assets and liabilities carried at fair value have been classified, for disclosure purposes, based on a hierarchy defined by Subtopic 820-10, formerly FASB Statement No. 157, *Fair Value Measurements.*

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. Financial assets and liabilities recorded at fair value on the Balance Sheets are categorized as follows:

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market.
- Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.
  Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets;
  b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  c) Inputs other than quoted market prices that are observable; and
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

# RELIASTAR LIFE INSURANCE COMPANY
## Note to Other Financial Information
December 31, 2009

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2009.

| | Level 1 | Level 2 | Level 3[1] | Total |
|---|---|---|---|---|
| | *(In Thousands)* | | | |
| **At December 31, 2009:** | | | | |
| **Assets:** | | | | |
| Bonds | $ - | $ 32,197 | $ 7,686 | $ 39,883 |
| Preferred stock | - | 4,440 | 2,527 | 6,967 |
| Common stock | 49,354 | - | 10,758 | 60,112 |
| Cash, cash equivalents and short-term investments | 1,331,064 | - | - | 1,331,064 |
| Derivatives | - | 50,440 | 3,035 | 53,475 |
| Separate account assets | 2,138,417 | 89,413 | - | 2,227,830 |
| Total assets | $ 3,518,835 | $ 176,490 | $ 24,006 | $ 3,719,331 |
| | | | | |
| **Liabilities:** | | | | |
| Derivatives | - | 118,547 | - | 118,547 |
| Total liabilities | $ - | $ 118,547 | $ - | $ 118,547 |

(1) Level 3 net assets and liabilities accounted for 0.7% of total net assets and liabilities measured at fair value on a recurring basis. Excluding separate accounts assets for which the policyholder bears the risk, the Level 3 net assets and liabilities in relation to total net assets and liabilities measured at fair value on a recurring basis totaled 1.8%.

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2008.

| | Level 1 | Level 2 | Level 3[1] | Total |
|---|---|---|---|---|
| | *(In Thousands)* | | | |
| **At December 31, 2008:** | | | | |
| **Assets:** | | | | |
| Bonds | $ - | $ 3,052 | $ 10,458 | $ 13,510 |
| Preferred stock | 2,928 | - | - | 2,928 |
| Common stock | 63,697 | - | - | 63,697 |
| Cash, cash equivalents and short-term investments | 156,896 | - | - | 156,896 |
| Derivatives | - | 156,633 | 717 | 157,350 |
| Separate account assets | 1,830,139 | 90,537 | - | 1,920,676 |
| Total assets | $ 2,053,660 | $ 250,222 | $ 11,175 | $ 2,315,057 |
| | | | | |
| **Liabilities:** | | | | |
| Derivatives | - | 271,313 | 7,088 | 278,401 |
| Total liabilities | $ - | $ 271,313 | $ 7,088 | $ 278,401 |

(1) Level 3 net assets and liabilities accounted for 0.2% of total net assets and liabilities measured at fair value on a recurring basis. Excluding separate accounts assets for which the policyholder bears the risk, the Level 3 net assets and liabilities in relation to total net assets and liabilities measured at fair value on a recurring basis totaled 3.5%.

*Bonds:* Securities that are carried at fair value on the balance sheet are classified as Level 2 or Level 3. Level 2 bond prices are obtained through several commercial pricing services, which incorporate a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data to provide estimated fair values. Privately placed bond fair value are determined using a matrix-based pricing model and are classified as Level 2 assets. The market for subprime RMBS remains largely inactive, and as such these securities are categorized in Level 3 of the valuation hierarchy.

*Preferred and Common Stock*: Fair values of publicly traded equity securities are based upon quoted market price and are classified as Level 1 assets. Certain preferred stock prices are obtained through commercial pricing services and are classified as Level 2 assets. Other equity securities, typically private equities or equity securities not traded on an exchange are valued by other sources such as analytics or brokers and are classified as Level 3 assets.

*Cash and cash equivalents and short-term investments*: The carrying amounts for cash reflect the assets' fair values. The fair values for cash equivalents and short-term investments are determined based on quoted market prices. These assets are classified as Level 1.

*Derivatives:* The carrying amounts for these financial instruments, which can be assets or liabilities, reflect the fair value of the assets and liabilities. Certain derivatives are carried at fair value (on the Balance Sheets), which is determined using the Company's derivative accounting system in conjunction with observable key financial data, such as yield curves, exchange rates, Standard & Poor's ("S&P") 500 Index prices, and London Inter Bank Offered Rates ("LIBOR"), which are obtained from third party sources and uploaded into the system. For those derivatives that are unable to be valued by the accounting system, the Company typically utilizes values established by third party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company's policy to transact only with investment grade counterparties with a credit rating of A- or better. Valuations for the Company's futures contracts are based on unadjusted quoted prices from an active exchange and, therefore, are classified as Level 1. The Company also has certain CDS and Options that are priced using models that primarily use market observable inputs, but contain inputs that are not observable to market participants, which have been classified as Level 3. However, all other derivative instruments are valued based on market observable inputs and are classified as Level 2.

*Assets held in separate accounts*: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts. Mutual funds, short-term investments and cash are based upon a quoted market price and are included in Level 1 and 2.

**RELIASTAR LIFE INSURANCE COMPANY**
**Note to Other Financial Information**
December 31, 2009

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities for the year ended December 31, 2009:

| | Bonds | Pref Stk | Comm Stk | Derivatives |
|---|---|---|---|---|
| Balance at January 1, 2009 | $ 10,458 | $ - | $ - | $ (6,371) |
| Capital gains (losses): | | | | |
| Net realized capital gains (losses)* | (4,471) | - | (1) | 163 |
| Net unrealized capital gains (losses) | (17,711) | 0 | 1,183 | 1,178 |
| Total net realized and unrealized capital gains (losses) | (22,182) | 0 | 1,182 | 1,341 |
| Purchases, sales, issuances, and settlements, net | (1,356) | - | 767 | 978 |
| Transfer in (out) of Level 3 | 20,766 | 2,527 | 8,809 | 7,087 |
| Balance at December 31, 2009 | $ 7,686 | $ 2,527 | $ 10,758 | $ 3,035 |

\* Includes Amortization of (114)

## 14. Commitments and Contingencies

*Guarantee Agreement*: The Company, effective January 2002, entered into a Guarantee Agreement with two other ING affiliates whereby it is jointly and severally liable for a $250.0 obligation of another ING affiliate, Security Life of Denver International Limited ("SLDI"). The Company's Board of Directors approved this transaction on April 25, 2002. The two other affiliated life insurers were Security Connecticut Life Insurance Company (subsequently merged into the Company on October 1, 2003), and Security Life of Denver Insurance Company. The joint and several guarantees of the two remaining insurers are capped at $250.0. The States of Colorado and Minnesota did not disapprove the guarantee.

Due to the ratings downgrade by Moody's Inc., of the Company on October 27, 2009, the Company was contractually required to collateralize its guarantee obligation. Accordingly, on January 22, 2010 the Company provided a letter of credit from the Federal Home Loan Bank of Des Moines ("FHLB") in support of this obligation. The Company pledged assets with a market value of $302.9 as of January 22, 2010 to the FHLB as collateral for the letter of credit.

*Investment Purchase Commitments*: As part of its overall investment strategy, the Company has entered into agreements to purchase securities of $52.9 and $42.6 at December 31, 2009 and 2008, respectively. The Company is also committed to provide additional capital contributions for partnerships of $198.0 and $251.3 at December 31, 2009 and 2008, respectively.

*Operating Leases*: During the years ended December 31, 2009, 2008 and 2007, rent expense totaled $4.7, $8.6 and $7.9, respectively.

The Company does not have any minimum aggregate rental commitments under the cost sharing arrangements and service agreements. The Company does not have any future minimum lease payment receivables under the cost sharing arrangements and service agreements.

On January 3, 2008, the Company closed on transactions to sell four home office properties in Minneapolis for $117.0 in cash. The Company recognized a gain in the statement of operations of $44.7 associated with these sales as of December 31, 2008. Three of the properties have sale leaseback components to the transaction; therefore the gain related to these properties ($10.4 net of tax) will be segregated as special surplus funds and subsequently amortized to unassigned surplus over the 15 year lease term.

*Legal Proceedings*: The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitration, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

*Regulatory Matters*: As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

*Insurance and Retirement Plan Products and Other Regulatory Matters*: Federal and state regulators and self-regulatory agencies are conducting broad inquiries and investigations involving the insurance and retirement industries. These initiatives currently focus on, among other things, compensation, revenue sharing, and other sales incentives; potential conflicts of interest; potential anti-competitive activity; reinsurance; sales and marketing practices (including sales to seniors); specific product types (including group annuities and indexed annuities); and disclosure. It is likely that the scope of these industry investigations will further broaden before they conclude. The Company and certain of its U.S. affiliates have received formal and informal requests in connection with such investigations, and are cooperating fully with each request for information. Some of these matters could result in regulatory action involving the Company. These initiatives also may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged. In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

*Investment Product Regulatory Issues*: Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares; directed brokerage; compensation; sales practices, suitability, and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of certain affiliates of the Company, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in reports previously filed by affiliates of the Company with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended.

Action may be taken by regulators with respect to the Company or certain ING affiliates before investigations relating to fund trading are completed. The potential outcome of such action is difficult to predict but could subject the Company or certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING's U.S. based operations, including the Company.

*Liquidity*: The Company's principal sources of liquidity are product charges, investment income, premiums, proceeds from the maturity and sale of investments, and capital contributions. Primary uses of these funds are payments of commissions and operating expenses, interest credits, investment purchases, and contract maturities, withdrawals, and surrenders.

The Company's liquidity position is managed by maintaining adequate levels of liquid assets, such as cash, cash equivalents, and short-term investments. Asset/liability management is integrated into many aspects of the Company's operations, including investment decisions, product development, and determination of crediting rates. As part of the risk management process, different economic scenarios are modeled, including cash flow testing required for insurance regulatory purposes, to determine that existing assets are adequate to meet projected liability cash flows. Key variables in the modeling process include interest rates, anticipated contract owner behavior, and variable separate account performance. Contract owners bear the investment risk related to variable annuity products, subject, in limited cases, to certain minimum guaranteed rates.

The fixed account liabilities are supported by a general account portfolio principally composed of fixed rate investments with matching duration characteristics that can generate predictable, steady rates of return. The portfolio management strategy for the fixed account considers the assets available-for-sale. This strategy enables the Company to respond to changes in market interest rates, prepayment risk, relative values of asset sectors and individual securities and loans, credit quality outlook, and other relevant factors. The Company's asset/liability management discipline includes strategies to minimize exposure to loss as interest rates and economic and market conditions change. In executing this strategy, the Company uses derivative instruments to manage these risks. The Company's derivative counterparties are of high credit quality.

During 2009, the Company has taken certain actions to reduce its exposure to interest rate and market risks. These actions included reducing guaranteed interest rates for new business, reducing credited rates on existing business, curtailing sales of some products, reassessment of the investment strategy with a focus on U.S. Treasury and investment grade assets, as well as hedging certain funds which previously were not hedged and continuing a hedging program to mitigate the impact of potential declines in equity markets and their impact on regulatory capital. During 2010, the Company will be monitoring these initiatives and their impacts on earnings, capital, and liquidity, and will determine whether further actions are necessary.

*ING Restructuring Plan:* On October 26, 2009, ING announced the key components of the final Restructuring Plan ING submitted to the EC as part of the process to receive EC approval for the state aid granted to ING by the Dutch State in the form of EUR 10 billion Core Tier 1 securities issued on November 12, 2008 and the ING-Dutch State transaction. As part of the Restructuring Plan, ING has agreed to separate its banking and insurance businesses by 2013. ING intends to achieve this separation over the next four years by divestment of its insurance and investment management operations, including the Company. ING has announced that it will explore all options for implementing the separation, including initial public offerings, sales or combinations thereof.    In November 2009, the Restructing Plan received formal EC approval and the separation of insurance and banking operations and other components of the Restructing Plan were approved by ING shareholders.  ING also reached an agreement with the Dutch State to alter the repayment terms of the Core Tier 1 securities in order to facilitate early repayment; and ING repurchased in December 2009 EUR 5 billion of the total EUR 10 billion Core Tier 1 securities issued to the Dutch State.  As part of the Restructuring Plan, ING also agreed to make additional payments to the Dutch State corresponding to an adjustment of fees for the Back-Up Facility.  In total, these extra payments will amount to a net present value of EUR 1.3 billion, which will be recorded by ING as a one-time pre-tax charge in the fourth quarter of 2009.  The terms of the ING-Dutch State transaction which closed on March 31, 2009, including the transfer price of the Alt-A RMBS securities, remained unaltered and the additional payments will not be borne by the Company or any other ING U.S. subsidiaries.  In order to finance the repayment of EUR

5 billion Core Tier 1 securities and the associated costs as well as to mitigate the capital impact of the additional payments for the Back-Up Facility, ING launched a capital increase without preferential subscription rights for holders of (bearer depositary receipts for) ordinary shares of up to EUR 7.5 billion in November 2009. Proceeds of the issue in excess of the above amounts will be used to strengthen ING's capital position.

On October 27, 2009, subsequent to the announcement of the Restructuring Plan, the insurance financial strength ratings of the Company and ING's other primary U.S. insurance companies were downgraded by Moody's Investors Service, Inc. to A2 from A1 and by Fitch Ratings Ltd to A- from A.

**15.     Financing Agreements**

The Company maintains a revolving loan agreement with Bank of New York Mellon, ("Mellon"). Under this agreement, the Company can borrow up to $50.0 from Mellon. Interest on any borrowing accrues at an annual rate equal to: (1) the cost of funds for Mellon for the period applicable for the advance plus 0.4% or (2) a rate quoted by Mellon to the Company for the borrowing. Under this agreement, the Company incurred no interest expense for the years ended December 31, 2009, 2008 and 2007, respectively. Additionally, there were no amounts payable to Mellon at December 31, 2009 and 2008.

The Company maintains a reciprocal loan agreement with ING AIH to promote efficient management of cash and liquidity and to provide for unanticipated short-term cash requirements. Under this agreement, which expires December 31, 2010, the Company and ING AIH can borrow up to 2% of the Company's admitted assets, excluding separate account assets, as of December 31 of the preceding year from one another. Interest on any Company borrowing is charged at the rate of ING AIH's cost of funds for the interest period plus 0.15%. Interest on any ING AIH borrowings is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration. Under this agreement, the Company received interest income of $0.7, $2.6 and $7.6 for the years ended December 31, 2009, 2008, and 2007, respectively.

The Company borrowed $2.1 billion and repaid $2.4 billion in 2009, borrowed $6.8 billion and repaid $6.6 billion in 2008 and borrowed $4.4 billion and repaid $4.4 billion in 2007. These borrowings were on a short term basis, at an interest rate that approximated current money market rates and excludes borrowings from reverse dollar repurchase transactions. Interest expense on borrowed money was $0.5, $2.2 and $0.1 during 2009, 2008 and 2007, respectively.

The Company is the beneficiary of letters of credit totaling $620.7; terms of the letters of credit provide for automatic renewal for the following year at December 31, unless otherwise canceled or terminated by either party to the financing. The letters were unused during both 2009 and 2008.

16. **Related Party Transactions**

*Cost Sharing Arrangements*: Management and services contracts and all cost sharing arrangements with other affiliated ING United States companies are allocated among companies in accordance with systematic cost allocation methods.

*Investment Management*: The Company has entered into an investment advisory agreement with ING Investment Management, LLC ("IIM") under which IIM provides the Company with investment management services. The Company has entered into an administrative services agreement with IIM under which IIM provides the Company with asset liability management services. Total fees under the agreement were approximately $30.0, $52.3, and $51.4 for the years ended December 31, 2009, 2008 and 2007, respectively.

*Services Agreements*: The Company has entered into an inter-insurer services agreement with certain of its affiliated insurance companies in the United States ("affiliated insurers") whereby the affiliated insurers provide certain administrative, management, professional, advisory, consulting, and other services to each other. The Company has entered into a services agreement with ING North America whereby ING North America provides certain administrative, management, professional, advisory, consulting and other services to the Company. The Company has entered into a services agreement with RNY whereby the Company provides certain administrative, management, professional, advisory, consulting and other services to RNY. The Company has entered into a services agreement with ING Financial Advisers, LLC ("ING FA") to provide certain administrative, management, professional advisory, consulting, and other services to the Company for the benefit of its customers. Charges for these services are determined in accordance with fair and reasonable standards with neither party realizing a profit nor incurring a loss as a result of the services provided to the Company. The Company will reimburse ING FA for direct and indirect costs incurred on behalf of the Company. The Company entered into a services agreement with WWI and INAIC whereby the Company and INAIC provide certain administrative, management, professional, advisory, consulting and other services to WWI. The Company entered into a services agreement with WWII and INAIC whereby the Company and INAIC provide certain administrative, management, professional, advisory, consulting and other services to WWII. The total expense incurred for all these services was $170.1, $229.5 and $216.4 for the years ended December 31, 2009, 2008 and 2007, respectively.

*Tax Sharing Agreements*: The Company has entered into federal tax sharing agreement with members of an affiliated group as defined in Section 1504 of the Internal Revenue Code of 1986, as amended. The agreement provides for the manner of calculation and the amounts/timing of the payments between the parties as well as other related matters in connection with the filing of consolidated federal income tax returns. The Company has also entered into a state tax sharing agreement with ING AIH and each of the specific subsidiaries that are parties to the agreement. The state tax agreement applies to situations in which ING AIH and all or some of the subsidiaries join in the filing of a state or local franchise, income tax, or other tax return on a consolidated, combined or unitary basis.

*Interest Rate Swap*: Effective June 29, 2007 the Company entered into an interest rate swap agreement ("IRSA") with ING AIH. The IRSA is in conjunction with a combined coinsurance and modified coinsurance agreement effective June 30, 2007 with WWIII. The duration of the agreement is 30 years.  The notional value of this interest rate swap is $120.2 with this transaction having minimal impact to the income statement.  Effective November 1, 2007 the Company entered into an interest rate swap agreement ("IRSA") with ING AIH. The IRSA is in conjunction with a combined coinsurance and modified coinsurance agreement effective November 1, 2007 with WWII.  The duration of the agreement is 30 years.  The notional value of this interest rate swap is $383.7 with this transaction having minimal impact to the income statement.

*Property and Equipment:* During the second quarter of 2009, ING's U.S. life insurance companies, including the Company, sold a portion of its property and equipment to an affiliate, ING North America. The fixed assets involved in the sale were capitalized assets generally depreciated over the expected useful lives and software in development. Since the assets were being depreciated using expected useful lives, the current net book value reasonably approximated the current fair value of the assets being transferred. The fixed assets sold to ING North America by the Company totaled $39.4 which resulted in a decrease in nonadmitted assets.

17.     **Guaranty Fund Assessments**

Insurance companies are assessed the costs of funding the insolvencies of other insurance companies by the various state guaranty associations, generally based on the amount of premium companies collect in that state.  The Company accrues the cost of future guaranty fund assessments based on estimates of insurance company insolvencies provided by the National Organization of Life and Health Insurance Guaranty Associations and the amount of premiums written in each state.  The Company has estimated this liability to be $7.6 and $6.1 as of December 31, 2009 and 2008, respectively, and has recorded a liability in accounts payable and accrued expenses on the balance sheets. The Company has also recorded an asset in other assets on the Balance Sheets of $6.9 and $5.0 as of December 31, 2009 and 2008, respectively, for future credits to premium taxes for assessments already paid.

18.  **Unpaid Accident and Health Claims**

The change in the liability for unpaid accident and health claims and claim adjustment expenses is summarized as follows:

| | 2009 | 2008 |
|---|---|---|
| | *(In Thousands)* | |
| Balance at January 1 | $ 1,311,537 | $ 1,429,657 |
| Less reinsurance recoverables | 151,910 | 78,061 |
| Net balance at January 1 | 1,159,627 | 1,351,596 |
| | | |
| Incurred related to: | | |
|   Current year | 278,833 | 416,994 |
|   Prior years | (321,110) | 22,939 |
| Total incurred | (42,277) | 439,933 |
| | | |
| Paid related to: | | |
|   Current year | 52,997 | 171,462 |
|   Prior years | 122,162 | 460,440 |
| Total paid | 175,159 | 631,902 |
| | | |
| Net balance at December 31 | 942,193 | 1,159,627 |
| Plus reinsurance recoverables | 166,618 | 151,910 |
| Balance at December 31 | $ 1,108,811 | $ 1,311,537 |

The liability for unpaid accident and health claims and claim adjustment expenses is included in accident and health reserves and unpaid claims on the Balance Sheets.


19.  **Retrospectively Rated Contracts**

The Company estimates accrued retrospective premium adjustments for its group life and health insurance business through a mathematical approach using an algorithm of the Company's underwriting rules and experience rating practices.  The amount of group life premiums written, net of reinsurance, by the Company at December 31, 2009, which are subject to retrospective rating features, is $0.0, which represents 0.0% of the total group life premiums, net of reinsurance.  The amount of group health premiums written, net of reinsurance, by the Company at December 31, 2009, which are subject to retrospective rating features, is $0.0, which represents 0.0% of the total group health premiums written, net of reinsurance.  The amount of group life premiums written, net of reinsurance, by the Company at December 31, 2008, which are subject to retrospective rating features, is $107.0, which represents 26.2% of the total group life premiums, net of reinsurance.  The amount of group health premiums written, net of reinsurance, by the Company at December 31, 2008, which are subject to retrospective rating features, is $5.7, which represents 1.1% of the total group health premiums written, net of reinsurance.  The amount of group life premiums written, net of reinsurance, by the Company at December 31, 2007, which are subject to retrospective rating features, is $107.8, which represents 15.8% of the total group life premiums, net of reinsurance.  The amount of group health premiums written, net of reinsurance, by the Company at December 31, 2007, which are subject to retrospective rating features, is $12.7, which represents 2.0% of the total group health premiums written, net of reinsurance.

**20.    Direct Premiums Written/Produced by Managing General Agents/Third Party Administrators**

| Name of Managing General Agent or Third Party Administrator | Exclusive Contract | Type of Business Written | Type of Authority Granted | Total Direct Premiums Written |
|---|---|---|---|---|
| | | | | *(In Thousands)* |
| ReliaStar Record Keeping | Y | Group Annuity | premium collection | $  17,869 |
| ING Mid-Atlantic Service Center | Y | Deferred Compensation | premium collection | 3,413 |

The aggregate amount of premiums written through managing general agents or third party administrators during 2009 is $21.3.

**21.    Reconciliation to the Annual Statement**

At December 31, 2009, there were no differences in amounts reported in the Annual Statement and amount in the accompanying statutory basis financial statements.

At December 31, 2008, differences in amounts reported in the Annual Statement and amounts in the accompanying statutory basis financial statements are due to the following:

| | Total Capital and Surplus | Net Loss |
|---|---|---|
| | *(In Thousands)* | |
| **2008:** | | |
| Amounts as reported in the 2008 Annual Statement | $   2,079,413 | $   (125,207) |
| Adjustment for unauthorized reinsurance due to a shortfall on letters of credit from SLDI | (6,105) | - |
| Amounts as reported in the accompanying statutory basis financial statements | $   2,073,308 | $   (125,207) |

**22.    Subsequent Events**

*Group Reinsurance Transaction:* Effective January 1, 2010, the Company entered into coinsurance agreements with various subsidiaries of Reinsurance Group of America Incorporated ("RGA"). Under the terms of the agreements, the Company ceded to RGA 100% of various blocks of business issued by ING Reinsurance, including Group Life, Accident and Special Risk, Medical, Managed Care, and Long-term Disability contracts (the "Contracts"). RGA paid the Company a ceding commission of $129.8 in the form of cash ($103.8) and assets ($26.0). The ceding commission was established as a deferred gain of $129.8, which will be reflected in 2010 Capital and Surplus and amortized over the period of benefit. Thereafter, the Company will pay RGA premiums, fees, tax refunds and credits, reinsurance recoverable, and any other payments due, under the Contracts. Under the terms of the agreement, RGA is required to provide the Company security for the Company's full statutory reserve credit for reinsurance by providing a 100% collateralized security trust. RGA has established trusts with The Bank of New York and CIBC Mellon as trustees and the Company as beneficiary in which the Company deposited $652.2 on January 1, 2010.

*ING Restructuring Plan:* On January 28, 2010, ING announced the filing of its appeal with the General Court of the European Union against specific elements of the EC's decision regarding the ING Restructuring Plan. Despite the appeal, ING is committed to executing the formal separation of banking and insurance and the divestment of the latter as announced on October 26, 2009. In its appeal, ING contests the state aid calculation the EC applied to the reduction in repayment premium agreed upon by ING and the Dutch State in connection with ING's December 2009 repayment of the first EUR 5 billion of Core Tier 1 securities. ING is also appealing the disproportionality of the price leadership restrictions imposed on ING with respect to the European financial sector.

*Extraordinary Return of Capital in 2010:* With the permission of the Minnesota Insurance Department, the Company paid a return of capital distribution to its parent, Lion, in the amount of $221.0 on February, 19, 2010.

*Other subsequent events:* The Company is not aware of any other events occurring subsequent to the close of business of the books of this statement that may have a material effect on the Company's financial statements. The Company evaluated events subsequent to the close of business of the books of this statement through April, 1, 2010, the date the statutory financial statements were available to be issued.

**PART C**
**OTHER INFORMATION**

**Item 26**      **Exhibits**

(a)      Resolutions of Board of Directors of Northwestern National Life Insurance Company ("NWNL") establishing the Select\*Life Variable Account. (Incorporated herein by reference to Initial Registration Statement on Form S-6EL24, File No. 333-18517, as filed on December 23, 1996.)

(b)      Not Applicable.

(c)      (1)      Distribution Services Agreement dated as of March 7, 2002, by and between ING Financial Advisers, LLC and ReliaStar Life Insurance Company. (Incorporated herein by reference to Registration Statement on Form S-6, File No. 333-19123, as filed on December 31, 1996.)

     (2)      Amendment dated as of March 27, 2003, to Distribution Services Agreement dated March 7, 2002, between ING Financial Advisers, LLC and ReliaStar Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration on Form N-6, File No. 333-92000, as filed on April 17, 2003.)

     (3)      Amendment dated as of November 1, 2004, to Distribution Services Agreement dated March 7, 2002, by and between ING Financial Advisers, LLC and ReliaStar Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 23 to Registration on Form N-6, File No. 033-57244, as filed on April 14, 2006.)

     (4)      Amendment dated as of August 31, 2005, to Distribution Services Agreement dated March 7, 2002, by and between ING Financial Advisers, LLC and ReliaStar Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 23 to Registration on Form N-6, File No. 033-57244, as filed on April 14, 2006.)

     (5)      Amendment dated as of December 7, 2005, to Distribution Services Agreement dated March 7, 2002, by and between ING Financial Advisers, LLC and ReliaStar Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 23 to Registration on Form N-6, File No. 033-57244, as filed on April 14, 2006.)

     (6)      Amendment dated as of April 28, 2006, to Distribution Services Agreement dated March 7, 2002, by and between ING Financial Advisers, LLC and ReliaStar Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 23 to Registration on Form N-6, File No. 033-57244, as filed on April 14, 2006.)

     (7)      ReliaStar Life Insurance Company Distribution Agreement between ReliaStar Life Insurance Company and ING America Equities, Inc. (Incorporated herein by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-6, File Number 333-105319, as filed on July 17, 2003.)

     (8)      Specimen Selling Agreements. (Incorporated herein by reference to Initial Registration Statement on Form S-6EL24, File No. 333-18517, as filed on December 23, 1996.)

     (9)      Specimen ING America Equities, Inc. Selling Agreement. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form S-6, File No. 333-69431, as filed on April 24, 2002.)

     (10)      Schedules for Sales Commissions. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form S-6, File No. 333-69431, as filed on April 24, 2002.)

(d)      (1)      Form of Policy available (together with available Policy Riders). (Incorporated herein by reference to Post-Effective Amendment No. 9 to Registration Statement on Form S-6, File No. 033-57244, as filed on April 23, 1998.)

     (2)      Accelerated Benefit Rider. (Incorporated herein by reference to Post-Effective Amendment No. 4 to Registration Statement on Form S-6, File No. 033-57244, as filed on February 22, 1996.)

     (3)      Connecticut Modification Rider. (Incorporated herein by reference to Post-Effective Amendment No. 4 to Registration Statement on Form S-6, File No. 033-57244, as filed on February 22, 1996.)

     (4)      Policy Illustration. (Incorporated herein by reference to Pre-Effective Amendment No. 13 to Registration Statement on Form S-6, File No. 033-57244, as filed on April 24. 2002.)

| (e) | (1) | | Revised Policy Application Form. (Incorporated herein by reference to Initial Registration on Form S-6, File No. 333-69431, as filed on December 22, 1998.) |
|---|---|---|---|
| | (2) | | Supplement to Life Insurance Application. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-92000, as filed on April 17, 2003.) |

| (f) | (1) | | Amended Articles of Incorporation of ReliaStar Life. (Incorporated herein by reference to Initial Registration Statement on Form S-6EL24, File No. 333-18517, as filed on December 23, 1996.) |
|---|---|---|---|
| | (2) | | Amended By-Laws of ReliaStar Life. (Incorporated herein by reference to Initial Registration Statement on Form S-6EL24, File No. 333-18517, as filed on December 23, 1996.) |

(g)     Not Applicable.

| (h) | (1) | (a) | Participation Agreement dated as of as of March 27, 2000, by and among ReliaStar Life Insurance Company, AIM Variable Insurance Products Fund, Inc., A I M Distributors, Inc. and WSSI. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.) |
|---|---|---|---|
| | | (b) | Form of Amendment No. 1 to Participation Agreement by and among ReliaStar Life Insurance Company, AIM Variable Insurance Products Fund, Inc., AIM Distributors, Inc. and WSSI. (Incorporated herein by reference to Initial Registration on Form S-6, File No. 333-47094, as filed on September 29, 2000.) |
| | | (c) | Amendment No. 2 to Participation Agreement by and among ReliaStar Life Insurance Company, on behalf of itself and its separate accounts, AIM Variable Insurance Funds, Inc., A I M Distributors, Inc. and ING America Equities, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-6, File No. 033-57244, as filed on February 9, 2004.) |
| | | (d) | Administrative Services Agreement dated as of March 27, 2000, by and between ReliaStar Life Insurance Company, Northern Life Insurance Company, ReliaStar Life Insurance Company of New York and A I M Advisers, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No.30105319, as filed on November 24, 2003.) |
| | (2) | (a) | Participation Agreement dated as of August 8, 1997 by and between ReliaStar Life Insurance Company, The Alger American Fund and Fred Alger and Company, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 21 on form S-6, File No. 2-95392, as filed on August 4, 1997.) |
| | | (b) | Amendment dated as of March 28, 2000, to Participation Agreement by and among ReliaStar Life Insurance Company, The Alger American Fund and Fred Alger Management, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 11 to Registration Statement on Form S-6, File No. 033-57244, as filed on March 31, 2000.) |
| | | (c) | Amendment dated as of October 11, 2000, to the Participation Agreement by and between ReliaStar Life Insurance Company, The Alger American Fund and Fred Alger Management, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.) |
| | | (d) | Amendment dated as of September 29, 2003, to Participation Agreement by and among The Alger American Fund, Fred Alger Management, Inc. and ReliaStar Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.) |
| | | (e) | Service Agreement by and between ReliaStar Life Insurance Company and Fred Alger Management, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 21 to Registration Statement on Form S-6, File No. 2-95392, as filed on August 4, 1997.) |

| | | |
|---|---|---|
| (3) | (a) | Fund Participation Agreement among Golden American Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company, Southland Life Insurance Company, ING Life Insurance and Annuity Company, ING Insurance Company of America, American Funds Insurance Series and Capital Research and Management Company. (Incorporated herein by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-6, File Number 333-105319, as filed on July 17, 2003.) |
| | (b) | Business Agreement by and among Golden American Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company, Southland Life Insurance Company, ING Life Insurance and Annuity Company, ING Insurance Company of America, ING America Equities, Inc., Directed Services, Inc., American Funds Distributors, Inc. and Capital Research and Management Company. (Incorporated herein by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-6, File Number 333-105319, as filed on July 17, 2003.) |
| | (c) | Amendment No. 1 to the Business Agreement by and among ING USA Annuity and Life Insurance Company (fka Golden American Life Insurance Company), ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company (individually and as the survivor and successor in interest following a merger with Southland Life Insurance Company), ING Life Insurance and Annuity Company (individually and as the survivor and successor in interest following a merger with ING Insurance Company of America), ING America Equities, Inc., ING Financial Advisers, LLC, Directed Services LLC (fka Directed Services, Inc.), American Funds Distributors, Inc. and Capital Research and Management Company. (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, File No. 333-153337, as filed on November 14, 2008.) |
| | (d) | Rule 22C-2 Agreement, effective April 16, 2007, and to become operational on October 16, 2007, by and between American Funds Service Company, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. (Incorporated herein by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-6, File Number 333-47527, as filed on April 9, 2007.) |
| (4) | (a) | Participation Agreement dated April 25, 2008, by and among BlackRock Variable Series Funds, Inc., BlackRock Distributors, Inc., ING USA Annuity and Life Insurance Company and ReliaStar Life Insurance Company of New York. (Incorporated herein by reference to Post-Effective Amendment No. 26 to the Form N-6 Registration Statement of ReliaStar Life Insurance Company and its Select*Life Separate Account, filed on April 7, 2009; file No. 033-57244.) |
| | (b) | Amendment No. 1, dated as of April 24, 2009, and effective as of May 1, 2009, to the Participation Agreement dated April 25, 2008, by and between BlackRock Variable Series Funds, Inc., BlackRock Investments, LLC., ING USA Annuity and Life Insurance Company and ReliaStar Life Insurance Company of New York. (Incorporated herein by reference to Post-Effective Amendment No. 27 to the Form N-6 Registration Statement of ReliaStar Life Insurance Company and its Select*Life Separate Account, filed on August 18, 2009; file No. 033-57244.) |
| | (c) | Administrative Services Agreement dated April 25, 2008, by and among BlackRock Advisors, LLC and ING USA Annuity and Life Insurance Company and ReliaStar Life Insurance Company of New York. (Incorporated herein by reference to Post-Effective Amendment No. 26 to the Form N-6 Registration Statement of ReliaStar Life Insurance Company and its Select*Life Separate Account, filed on April 7, 2009; file No. 033-57244.) |

(d)     Amendment No. 1, dated as of April 24, 2009, and effective as of May 1, 2009, to Administrative Services Agreement dated April 25, 2008, by and among BlackRock Advisors, LLC and ING USA Annuity and Life Insurance Company and ReliaStar Life Insurance Company of New York. (Incorporated herein by reference to Post-Effective Amendment No. 27 to the Form N-6 Registration Statement of ReliaStar Life Insurance Company and its Select*Life Separate Account, filed on August 18, 2009; file No. 033-57244.)

(e)     Rule 22C-2 Agreement, dated no later than April 16, 2007, and effective as of October 16, 2007, between BlackRock Distributors, Inc., on behalf of and as distributor for the BlackRock Funds and the Merrill Lynch family of funds and ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and systematized Benefits Administrators Inc. (Incorporated herein by reference to Post-Effective Amendment No. 43 to Registration Statement on form N-4, File No. 333-28755, as filed on April 7, 2008.)

(5)    (a)     Participation Agreement dated as of March 16, 1988, by and among Northwestern National Life Insurance Company (renamed ReliaStar Life Insurance Company), Fidelity's Variable Insurance Products Fund and Fidelity Distributors Corporation and Amendments Nos. 1-8. (Incorporated herein by reference to Initial Registration Statement on Form S-6EL24, File No. 333-18517, as filed on December 23, 1996.)

(b)     Amendment dated as of July 24, 1997, to Participation Agreement by and among ReliaStar Life Insurance Company, Fidelity's Variable Insurance Products Fund and Fidelity Distributors Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(c)     Amendment No. 10 to Participation Agreement by and among ReliaStar Life Insurance Company, Variable Insurance Products Fund and Fidelity Distributors Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(d)     Amendment No. 11 to Participation Agreement by and among ReliaStar Life Insurance Company, Fidelity Variable Products Fund and Fidelity Distributors Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(e)     Amendment No. 12 to Participation Agreement by and among ReliaStar Life Insurance Company, Fidelity Variable Products Fund and Fidelity Distributors Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(f)     Amendment No. 13 to Participation Agreement by and among ReliaStar Life Insurance Company, Fidelity Variable Products Fund and Fidelity Distributors Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-6, File No. 333-105319, as filed on April 15, 2004.)

(g)     Participation Agreement dated as of January 1, 1991, by and among Northwestern National Life Insurance Company (renamed ReliaStar Life Insurance Company), Fidelity's Variable Insurance Products Fund II and Fidelity Distributors Corporation and Amendments Nos. 1-7. (Incorporated herein by reference to Initial Registration Statement on Form S-6EL24, File No. 333-18517, as filed on December 23, 1996.)

(h)     Amendment dated as of July 24, 1997, to Participation Agreement by and among ReliaStar Life Insurance Company, Fidelity's Variable Insurance Products Fund II and Fidelity Distributors Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(i)     Amendment No. 9 to Participation Agreement with Fidelity's Variable Insurance Products Fund II and Fidelity Distributors Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(j) Amendment No. 10 to Participation Agreement by and among the ReliaStar Life Insurance Company, Fidelity Variable Insurance Products Fund II and Fidelity Distributors Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(k) Amendment No. 11 to Participation Agreement by and among the ReliaStar Life Insurance Company, Fidelity Variable Insurance Products Fund II and Fidelity Distributors Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(l) Amendment No. 12 to Participation Agreement by and among ReliaStar Life Insurance Company, Fidelity Variable Products Fund II and Fidelity Distributors Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-6, File No. 333-105319, as filed on April 15, 2004.)

(m) Service Agreement dated January 1, 1997, by and between ReliaStar Life Insurance Company and Fidelity Investments Institutional Operations Company, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(n) Amendment effective as of April 1, 1999, to Service Agreement by and between ReliaStar Life Insurance Company and Fidelity Investments Institutional Operations Company, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(o) Service Contract dated April 25, 1997, by and between Fidelity Distributors Corporation and Washington Square Securities, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(p) Amendment dated April 1, 1999, to Service Contract by and between Fidelity Distributors Corporation and Washington Square Securities, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(q) Rule 22C-2 Agreement, effective April 16, 2007, and to become operational on October 16, 2007, by and between Fidelity Distributors Corporation, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. (Incorporated herein by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-6, File Number 333-47527, as filed on April 9, 2007.)

(6) (a) Participation Agreement dated as of May 1, 2002, by and between ReliaStar Life Insurance Company, ING VP Bond Portfolio and ING Funds Distributor, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form S-6, 333-47094, as filed on September 17, 2002.)

(b) Amendment effective as of July 15, 2003, to Participation Agreement by and among ReliaStar Life Insurance Company, ING VP Bond Portfolio and ING Funds Distributor, LLC. (Incorporated herein by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-6, File No. 033-57244, as filed on February 9, 2004.)

(7) (a) Participation Agreement among the GCG Trust and ReliaStar Life Insurance Company and Directed Services, Inc. (Incorporated herein by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-6, File Number 333-105319, as filed on July 17, 2003.)

(8) (a) Participation Agreement dated as of December 6, 2001, by and among Portfolio Partners, Inc., Aetna Life Insurance and Annuity Company, Aetna Investment Services, LLC and ReliaStar Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form S-6, 333-69431, as filed on April 24, 2002.)

(b) Amendment dated as of March 26, 2002, to Participation Agreement by and among Portfolio Partners, Inc. (to be renamed ING Partners, Inc. effective May 1, 2002), Aetna Life Insurance and Annuity Company (to be renamed ING Life Insurance and Annuity Company effective May 1, 2002), Aetna Investment Services, LLC (to be renamed ING Financial Adviser, LLC effective May 1, 2002) and ReliaStar Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form S-6, 333-69431, as filed on April 24, 2002.)

(c) Amendment dated as of October 1, 2002, to Participation Agreement dated as of December 6, 2001, among ING Partners, Inc., ING Life Insurance and Annuity Company, ING Financial Advisers, LLC and ReliaStar Life Insurance and Annuity Company. (Incorporated herein by reference to Post Effective Amendment No. 1 to Registration Statement on Form N-4, 333-100207, for Separate Account N of ReliaStar Life Insurance Company, as filed on October 31, 2002.)

(d) Amendment dated as of May 1, 2003, to Participation Agreement dated as of December 6, 2001, by and between ING Partners, Inc., ING Life Insurance and Annuity Company, ING Financial Advisers, LLC and ReliaStar Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, 333-92000, as filed on April 17, 2003.)

(e) Form of Amendment dated as of April 28, 2006, to Participation Agreement dated as of December 6, 2001, by and between ING Partners, Inc., ING Life Insurance and Annuity Company, ING Financial Advisers, LLC and ReliaStar Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 23 to Registration on Form N-6, File No. 033-57244, as filed on April 14, 2006.)

(f) Service Agreement effective as of December 6, 2001, by and between ING Life Insurance and Annuity Company and ReliaStar Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 1 to Registration Statement on Form N-6, 333-92000, as filed on January 30, 2003.)

(g) Shareholder Servicing Agreement dated as of December 6, 2001, by and between ReliaStar Life Insurance Company and Portfolio Partners, Inc. in respect of the Service Class Shares of its Portfolios. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(h) Amendment dated as of March 26, 2002, to the Shareholder Servicing Agreement by and between ReliaStar Life Insurance Company and Portfolio Partners, Inc. (to be renamed ING Partners, Inc. effective May 1, 2002) in respect of the Service Class Shares of its Portfolio. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(i) Amendment dated as of May 1, 2003, to Shareholder Servicing Agreement (Service Shares) dated as of December 6, 2001, by and between ING Partners, Inc. and ReliaStar Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, 333-92000, as filed on April 17, 2003.)

(j) Amendment dated as of November 1, 2004, to Shareholder Servicing Agreement (Service Class Shares) dated as of December 6, 2001, by and between ING Partners, Inc. and ReliaStar Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 24 to Registration Statement on Form N-6, 033-57244, as filed on April 11, 2007.)

(k) Amendment dated as of April 28, 2006, to Shareholder Servicing Agreement (Adviser Class Shares) dated as of December 6, 2001, by and between ING Partners, Inc. and ReliaStar Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 24 to Registration Statement on Form N-6, 033-57244, as filed on April 11, 2007.)

(l) Amendment dated as of April 28, 2006, to Shareholder Servicing Agreement (Service Class Shares) dated as of December 6, 2001, by and between ING Partners, Inc. and ReliaStar Life Insurance Company (Incorporated herein by reference to Post-Effective Amendment No. 24 to Registration Statement on Form N-6, 033-57244, as filed on April 11, 2007.)

| (9) | (a) | Participation Agreement dated as of May 1, 2001, between ReliaStar Life Insurance Company, ING Variable Portfolios, Inc. and ING Funds Distributor, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form S-6, 333-47094, as filed on September 17, 2002.) |
|---|---|---|
| | (b) | Amendment effective as of October 1, 2002, to Participation Agreement between ReliaStar Life Insurance Company, ING Variable Portfolios Inc. and ING Funds Distributor, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 1 to Registration Statement on Form N-6, 333-92000, as filed on January 30, 2003.) |
| | (c) | Amendment effective as of July 15, 2003, to Participation Agreement by and among ReliaStar Life Insurance Company, ING Variable Portfolios, Inc. and ING Funds Distributor, LLC. (Incorporated herein by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-6, File No. 033-57244, as filed on February 9, 2004.) |
| (10) | (a) | Participation Agreement dated May 1, 2001, by and among ReliaStar Life Insurance Company, Pilgrim Variable Products Trust and ING Pilgrim Securities, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.) |
| | (b) | Amendment dated as of August 30, 2002, to Participation Agreement by and among ReliaStar Life Insurance Company, ING Variable Products Trust and ING Funds Distributor, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 14 to Registration Statement on Form N-6, File No. 033-69892, as filed on October 11, 2002.) |
| | (c) | Amendment to Participation Agreement by and among ReliaStar Life Insurance Company, ING Variable Products Trust and ING Funds Distributor, LLC. (Incorporated herein by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-6, File No. 033-57244, as filed on February 9, 2004.) |
| | (d) | Form of Amendment to Participation Agreement by and among ReliaStar Life Insurance Company, ING Variable Products Trust and ING Funds Distributor, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 22 to Registration Statement on Form N-6, File No. 033-57244, as filed on November 28, 2005.) |
| | (e) | Administrative and Shareholder Services Agreement dated as of May 1, 2001, by and between ING Pilgrim Group, LLC and ReliaStar Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form S-6, 333-69431, as filed on April 24, 2002.) |
| | (f) | Amendment to Administrative and Shareholder Service Agreement dated as of August 30, 2002, by and between ING Funds Services, LLC and ReliaStar Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 1 to Registration Statement on Form N-6, 333-92000, as filed on January 30, 2003.) |
| (11) | (a) | Rule 22C-2 Agreement, effective April 16, 2007, and to become operational on October 16, 2007, by and between ING Funds Services, LLC, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. (Incorporated herein by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-6, File Number 333-47527, as filed on April 9, 2007.) |
| (12) | (a) | Participation Agreement dated as of August 8, 1997, by and between ReliaStar Life Insurance Company and Janus Aspen Series. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.) |
| | (b) | Letter Agreement dated August 8, 1997, by and between ReliaStar Life Insurance Company and Janus Capital Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.) |
| | (c) | Amendment, effective July 1, 2002, to Letter Agreement dated August 8, 1997 between ReliaStar Life Insurance Company and Janus Capital Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form S-6, 333-69431, as filed on April 24, 2002.) |

| (13) | (a) | Participation Agreement dated as of August 8, 1997, by and between ReliaStar Life Insurance Company, Neuberger&Berman Advisers Management Trust and Neuberger&Berman Management Incorporated. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.) |
|---|---|---|
| | (b) | Amendment No. 1 dated as of February 1, 1999, to Participation Agreement by and among ReliaStar Life Insurance Company, Neuberger Berman Advisers Management Trust, Advisers Managers Trust and Neuberger Berman Management Inc. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.) |
| | (c) | Addendum dated as of May 1, 2000, to Participation Agreement by and among ReliaStar Life Insurance Company, Neuberger Berman Advisers Management Trust, Advisers Managers Trust and Neuberger Berman Management Inc. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.) |
| | (d) | Amendment dated as of April 1, 2003, to Participation Agreement by and among ReliaStar Life Insurance Company, Neuberger Berman Advisers Management Trust and Neuberger Berman Management Inc. (Incorporated herein by reference to Post-Effective Amendment No. 17 to Registration Statement on Form N-6, File No. 033-57244, as filed on December 12, 2003.) |
| | (e) | Letter Agreement dated as of July 28, 1997, by and between ReliaStar Life Insurance Company and Neuberger Berman Management Incorporated. (Incorporated herein by reference to Post-Effective Amendment No. 21 to Registration Statement on Form S-6, File No. 2-95392, as filed on August 4, 1997.) |
| | (f) | Amendment dated as of April 1, 2003, to the Administrative Services Agreement by and between ReliaStar Life Insurance Company and Neuberger Berman Management Inc. (Incorporated herein by reference to Post-Effective Amendment No. 17 to Registration Statement on Form N-6, File No. 033-57244, as filed on December 12, 2003.) |
| | (g) | Rule 22C-2 Agreement, effective April 16, 2007, and to become operational on October 16, 2007, by and between Neuberger Berman Management Inc., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. (Incorporated herein by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-6, File Number 333-47527, as filed on April 9, 2007.) |
| (14) | (a) | Participation Agreement by and between ReliaStar Life Insurance Company, OCC Accumulation Trust and OCC Distributors, dated August 8, 1997. (Incorporated herein by reference to Post-Effective Amendment No. 21 to Registration Statement on Form S-6, File No. 2-95392, as filed on August 4, 1997.) |
| | (b) | Letter Agreement dated August 8, 1997, by and between ReliaStar Life Insurance Company and OpCap Advisors. (Incorporated herein by reference to Post-Effective Amendment No. 21 to Registration Statement on Form S-6, File No. 2-95392, as filed on August 4, 1997.) |
| (15) | (a) | Participation Agreement dated as of April 30, 2002, by and among Pioneer Variable Contracts Trust, ReliaStar Life Insurance Company, Pioneer Investment Management, Inc. and Pioneer Funds Distributor, Inc. (Incorporated herein by reference to Initial Registration Statement on Form S-6, 333-92000, as filed on July 3, 2002.) |
| (16) | (a) | Participation Agreement dated as of January 14, 1994, by and among Northwestern National Life Insurance Company (renamed ReliaStar Life Insurance Company), Putnam Capital Manager Trust and Putnam Mutual Funds Corp. and Amendments Nos. 1-2. (Incorporated herein by reference to Initial Registration Statement on Form S-6EL24, File No. 333-18517, as filed on December 23, 1996.) |
| | (b) | Amendment No. 3 to Participation Agreement by and among Northwestern National Life Insurance Company (renamed ReliaStar Life Insurance Company), Putnam Capital Manager Trust and Putnam Mutual Funds Corp. (Incorporated herein by reference to Initial Registration on Form S-6, File No. 333-47094, as filed on September 29, 2000.) |

<table>
<tr><td>(c)</td><td>Amendment No. 4 to Participation Agreement by and among ReliaStar Life Insurance Company, Putnam Variable Trust and Putnam Mutual Funds Corp. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)</td></tr>
<tr><td>(d)</td><td>Amendment No. 5 to Participation Agreement by and among ReliaStar Life Insurance Company, Putnam Variable Trust and Putnam Retail Management, L.P. (Incorporated herein by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-6, File No. 333-105319, as filed on April 15, 2004.)</td></tr>
</table>

(i)      Not Applicable.

(j)      Not Applicable

(k)      Opinion and Consent of Counsel.

(l)      Not Applicable.

(m)      Not Applicable.

(n)      Consent of Independent Registered Public Accounting Firm.

(o)      All financial statements are included in the Statement of Additional Information, as indicated therein.

(p)      Not Applicable.

(q)      Not Applicable.

(r)      Powers of Attorney.

**Item 27      Directors and Officers of the Depositor**

| Name and Principal Business Address | Positions and Offices with Depositor |
|---|---|
| Donald W. Britton, 5780 Powers Ferry Road, NW, Atlanta, GA 30327 | Director and President |
| Thomas J. McInerney, One Orange Way, Windsor, CT 06095-4774 | Director and Chairman |
| Ewout L. Steenbergen, 230 Park Avenue, New York, NY 10169 | Director, Executive Vice President and Chief Financial Officer |
| Catherine H. Smith, One Orange Way, Windsor, CT 06095-4774 | Director and Senior Vice President |
| Robert G. Leary, 230 Park Avenue, New York, NY 10169 | Director |
| Michael S. Smith, 1475 Dunwoody Drive, West Chester, PA 19380-1478 | Director |
| Boyd G. Combs, 5780 Powers Ferry Road, NW, Atlanta, GA 30327 | Senior Vice President, Tax |
| Ralph R. Ferraro, One Orange Way, Windsor, CT 06095-4774 | Senior Vice President |
| Timothy T. Matson, One Orange Way, Windsor, CT 06095-4774 | Senior Vice President |
| Daniel P. Mulheran, Sr. 20 Washington Avenue South, Minneapolis, MN 55401 | Senior Vice President |
| David S. Pendergrass, 5780 Powers Ferry Road, NW, Atlanta, GA 30327 | Senior Vice President and Treasurer |
| Steven T. Pierson, 5780 Powers Ferry Road, NW, Atlanta, GA 30327 | Senior Vice President and Chief Accounting Officer |
| Stephen J. Preston, 1475 Dunwoody Drive, West | Senior Vice President |

Chester, PA 19380

| | |
|---|---|
| Carol S. Stern, 601 13th Street NW, Suite 550 N, Washington DC 20005 | Vice President and Chief Compliance Officer |
| Craig A. Krogstad, 111 Washington Avenue S, Minneapolis, MN 55401 | Vice President and Actuary |
| Kimberly M. Curley, 1290 Broadway, Denver, CO 80203 | Vice President and Illustration Actuary |
| Pamela S. Anson, 2001 21st Avenue NW, Minot, ND 58703 | Vice President |
| Chad M. Eslinger, 2001 21st Avenue NW, Minot, ND 58703 | Vice President |
| Deborah C. Hancock, 1290 Broadway, Denver, CO 80203 | Vice President |
| Joy M. Benner, 20 Washington Avenue South, Minneapolis, MN 55401 | Secretary |

**Item 28**      **Persons Controlled by or Under Common Control with the Depositor or the Registrant**

## ING GROEP
## U.S. FINANCIAL SERVICES



ING GROEP N.V. (The Netherlands)
No FEIN-Non-Insurer

ING VERZEKERINGEN N.V. (The Netherlands)
No FEIN Non-Insurer

ING INSURANCE INTERNATIONAL B.V. (The Netherlands)
No FEIN Non-Insurer EIN# 98-0159264

ING AMERICA INSURANCE HOLDINGS, INC.
(Delaware) Non-Insurer 52-1222820

ING North America Insurance Corporation
Non-Insurer (Delaware) 52-1317217

ING Payroll Management, Inc.
Non-Insurer (Delaware) 52-2197204

ING Risk Management (Bermuda) Limited Non-Insurer
Non-US Taxpayer - No FEIN Assigned

Lion II Custom Investments LLC (Delaware)
Non-Insurer 52-1222820

Lion Connecticut Holdings Inc.
Non-Insurer (Connecticut) 02-0488491

IB Holdings LLC Non-Insurer
(Virginia) 41-1983894

The New Providence Insurance Company Limited
Non-Insurer (Cayman Islands) 98-0161114

ING Financial Partners, Inc.
Non-Insurer (Minnesota) 41-0945505

ING International Insurance Holdings, Inc.
Non-Insurer (Connecticut) 06-1028458

ILICA Inc.
Non-Insurer (Connecticut) 06-1067464

ING International Nominee Holdings, Inc.
Non-Insurer (Connecticut) 06-0952776

AII 1, LLC
Non-Insurer (Connecticut) No tax id

AII 2 LLC
Non-Insurer (Connecticut) No tax id

AII 3 LLC
Non-Insurer (Connecticut) No tax id

AII 4 LLC
Non-Insurer (Connecticut) No tax id

ING Investment Management LLC

3/31/10

Page 1

- Non-Insurer (Delaware) 58-2361003
  - ING Investment Management Co.<br>Non-Insurer (Connecticut) 06-0888148
    - ING Investment Management (Bermuda) Holdings Limited<br>Non-Insurer (Bermuda)
    - ING Investment Trust Co.<br>Non-Insurer (Connecticut) 06-1440627
  - ING Investment Management Alternative Assets LLC<br>Non Insurer (Delaware) 13-4038444
    - ING Alternative Asset Management LLC<br>Non-Insurer (Delaware) 13-3863170
      - Armada Capital SA de CV<br>Non-Insurer (Mexico)
      - Armada Latin America Opportunity Fund GP, Ltd.<br>Non-Insurer (Cayman Islands)
    - Furman Selz Investments LLC<br>Non-Insurer (Delaware) 13-3863171
      - Furman Selz (SBIC) Investments LLC<br>Non-Insurer (Delaware) 13-3863604
    - Furman Selz Investment II LLC<br>Non-Insurer (Delaware) 13-3929304 1
    - ING Furman Selz Investments III LLC<br>Non-Insurer (Delaware) 13-4127836 2
    - Furman Selz Management (BVI) Limited<br>Non-Insurer (British Virgin Islands)
    - ING Equity Holdings Inc.<br>Non-Insurer (Delaware) 13-3778184
    - ING Ghent Asset Management LLC<br>Non-Insurer (New York) 13-4003969
    - ING Investment Management Services LLC<br>Non-Insurer (New York) 13-3856628
    - ING Pomona Holdings LLC<br>Non-Insurer (Delaware) 13-4152011
      - Pomona G. P. Holdings LLC<br>Non-Insurer (Delaware) 13-4150600
      - Pomona Management LLC<br>Non-Insurer (Delaware) 13-4149700
- ING Capital Corporation, LLC<br>Non-Insurer (Delaware) 86-1020892
  - ING Funds Services, LLC<br>Non-Insurer (Delaware) 86-1020893
    - ING Funds Distributor, LLC<br>Non-Insurer (Delaware) 03-0485744
    - ING Investments, LLC<br>Non-Insurer (Arizona) 03-0402099
- ING Life Insurance and Annuity Company<br>Insurer (Connecticut) 71-0294708 NAIC 86509
  - Directed Services LLC<br>Non-Insurer (Delaware) 14-1984144
  - ING Financial Advisers, LLC<br>Non-Insurer (Delaware) 06-1375177
- ING National Trust<br>Non-Insurer (Minnesota)41-1966125
- ING Retail Holding Company, Inc.<br>Non-Insurer (Connecticut) 06-1527984
  - ING Insurance Services, Inc.<br>Non-Insurer (Connecticut) 06-1465377
  - ING Insurance Services of Massachusetts, Inc.<br>Non-Insurer (Massachusetts) 04-3370454
- Systematized Benefits Administrators, Inc.<br>Non-Insurer (Connecticut) 06-0889923
- ING USA Annuity and Life Insurance Company<br>Insurer (Iowa) NAIC #80942 41-0991508
- ReliaStar Life Insurance Company Insurer

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(Minnesota) 41-0451140 NAIC 67105

ING Re (UK) Limited
Non-Insurer (United Kingdom)

ReliaStar Life Insurance Company of New York
Insurer (New York) 53-0242530 NAIC 61360

Whisperingwind I, LLC
Insurer (South Carolina) 14-1981620

Whisperingwind II, LLC
Insurer (South Carolina) 32-0185577

Roaring River, LLC
Insurer (Missouri) 26-3355951 NAIC 13583

3/26/10

ING Institutional Plan Services, LLC
Non-Insurer (Delaware) 04-3516284)

ING Investment Advisors, LLC
Non-Insurer (New Jersey) 06-00083408

Australia Retirement Services Holding, LLC
Non-Insurer (Delaware) 26-0037599

ING Wealth Solutions LLC
Non-Insurer (Delaware) 26-3757394

Security Life Assignment Corp.
Non-Insurer (Colorado) 84-1437826

Security Life of Denver Insurance Company
Insurer (Colorado) 84-0499703 NAIC #68713

ING America Equities, Inc.
Non-Insurer (Colorado) 84-1251388

Midwestern United Life Insurance Company
Insurer (Indiana) 35-0838945 NAIC 66109

Whisperingwind III, LLC
Insurer (South Carolina) 35-2282787 NAIC 12984

Security Life of Denver International Limited
Insurer (Bermuda) 98-0138339

3/31/10

Lion Custom Investments LLC
Non-Insurer (Delaware) 98-0138339

Page 4

SLDI Georgia Holdings, Inc.
Non-Insurer (Georgia) 26-1108872

IIPS of Florida, LLC
Non-Insurer (Florida)

ING Financial Products Company, Inc.
Non-Insurer (Delaware) 26-1956344

1    Furman Selz Investments II LLC owned 94% by ING Investment Management Alternative Assets LLC

2    ING Furman Selz Investments III LLC owned 84.5% by ING Investment Management Alternative Assets LLC

### Item 29    Indemnification

Under its Bylaws, Section 5.01, ReliaStar Life Insurance Company ("ReliaStar Life") indemnifies, to the full extent permitted by the laws of the State of Minnesota, each person (and the heirs, executors and administrators of such person) who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, wherever brought, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer or employee of ReliaStar Life, or is or was serving at the request of ReliaStar Life as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of ReliaStar Life pursuant to such provisions of the bylaws or statutes or otherwise, ReliaStar Life has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in said Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by ReliaStar Life of expenses incurred or paid by a director or officer or controlling person of ReliaStar Life in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person of ReliaStar Life in connection with the securities being registered, ReliaStar

Life may, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit the question of whether or not such indemnification by it is against public policy as expressed in the Act to a committee comprised of directors who are not parties to the proceeding before referring it to a court of appropriate jurisdiction and will be governed by the final adjudication of such issue. If ReliaStar Life indemnifies or advances expenses in connection with a claim, the Laws of the State of Minnesota require ReliaStar Life to disclose, in writing to its shareholders, the amount of the indemnification or advance and to whom and on whose behalf it was paid.

A corporation may procure indemnification insurance on behalf of an individual who is or was a director of the corporation. Consistent with the laws of the State of Minnesota, ING America Insurance Holdings, Inc. maintains Professional Liability and fidelity bond insurance policies issued by an international insurer. The policies cover ING America Insurance Holdings, Inc. and any company in which ING America Insurance Holdings, Inc. has a controlling financial interest of 50.00% or more. These policies include the principal underwriter, as well as, the depositor and any/all assets under the care, custody and control of ING America Insurance Holdings, Inc. and/or its subsidiaries. The policies provide for the following types of coverage:  errors and omissions/professional liability, employment practices liability and fidelity/crime.

Additionally, Section XVIII of the ReliaStar Life Insurance Company Distribution Agreement with ING America Equities, Inc. (INGAE) generally provides that each party will indemnify and hold harmless the officers, directors and employees of the other party (and the variable account with respect to indemnity by INGAE) against any expenses (including legal expenses), losses, claims, damages, or liabilities arising out of or based on certain claims or circumstances in connection with the offer or sale of the policies. Under this agreement neither party is entitled to indemnity if the expenses (including legal expenses), losses, claims, damages, or liabilities resulted from their own willful misfeasance, bad faith, negligence, misconduct or wrongful act.

**Item 30      Principal Underwriters**

(a)      *Other Activity*. ING America Equities, Inc., the principal underwriter for the policies, is also the principal underwriter for policies issued by ReliaStar Life Insurance Company of New York and Security Life of Denver Insurance Company.

(b)      *Management of ING America Equities, Inc.*

| Name and Principal Business Address | Positions and Offices with Underwriter |
| --- | --- |
| Margaret B. Wall, 20 Washington Avenue South, Minneapolis MN 55401 | Director, President and Chief Executive Officer |
| Laurie J. Rasanen, 2001 21$^{st}$ Avenue NW, Minot, ND 58703 | Director, Vice President and Chief Operating Officer |
| Daniel P. Mulheran, Sr., 20 Washington Avenue South, Minneapolis, MN 55401 | Director |
| Cynthia A. Grimm, 100 Deerfield lane, Suite 300, Malvern, PA 19355 | Chief Financial Officer/Financial and Operations Principal |
| William Wilcox, One Orange Way, Windsor, CT 06095-4774 | Chief Compliance Officer |
| David S. Pendergrass, 5780 Powers Ferry Road, NW, Atlanta, GA 30327 | Vice President and Treasurer |
| Pamela S. Anson, 2001 21$^{st}$ Avenue NW, Minot, ND 58703 | Vice President |
| Spencer T. Shell, 5780 Powers Ferry Road, NW, Atlanta, GA 30327 | Vice President and Assistant Treasurer |
| Deborah C. Hancock, 1290 Broadway, Denver, CO 80203 | Assistant Vice President |
| Terry L. Owens, 5780 Powers Ferry Road, NW, Atlanta, GA 30327 | Tax Officer |
| James H. Taylor, 5780 Powers Ferry Road, NW, Atlanta, GA 30327 | Tax Officer |
| Joy M. Benner, 20 Washington Avenue South, Minneapolis, MN 55401 | Secretary |

| Tina M. Nelson, 20 Washington Avenue South, Minneapolis, MN 55401 | Assistant Secretary |
| Melissa A. O'Donnell, 20 Washington Avenue South, Minneapolis, MN 55401 | Assistant Secretary |
| Randall K. Price, 20 Washington Avenue South, Minneapolis, MN 55401 | Assistant Secretary |
| Susan M. Vega, 20 Washington Avenue South, Minneapolis, MN 55401 | Assistant Secretary |

(c)    *Compensation From the Registrant.*

| (1) Name of Principal Underwriter | (2) 2009 Net Underwriting Discounts and Commissions | (3) Compensation on Events Occasioning the Deduction of a Deferred Sales Load | (4) Brokerage Commissions | (5) Other Compensation* |
|---|---|---|---|---|
| ING America Equities, Inc. | | | | $7,824,786.00 |

\*    Compensation shown in column 5 includes: marketing allowances.

## Item 31        Location of Accounts and Records

Accounts and records are maintained by ReliaStar Life Insurance Company at 20 Washington Ave South, Minneapolis, MN 55401 and by ING Americas Finance Shared Services, an affiliate, at 5780 Powers Ferry Road, NW, Atlanta, GA 30327.

## Item 32        Management Services

None.

## Item 33        Fee Representations

ReliaStar Life Insurance Company represents that the fees and charges deducted under the variable life insurance policy described in this registration statement, in the aggregate, are reasonable in relation to the services rendered, expenses expected to be incurred, and the risks assumed by ReliaStar Life Insurance Company under the policies. ReliaStar Life Insurance Company bases this representation on its assessment of such factors such as the nature and extent of the such services, expenses and risks, the need for the ReliaStar Life Insurance Company to earn a profit and the range of such fees and charges within the insurance industry.

## SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Select\*Life Variable Account, certifies that it meets all of the requirements for effectiveness of this Registration Statement under Rule 485(b) under the Securities Act of 1933 and has duly caused this Post-Effective Amendment No. 28 to this Registration Statement on Form N-6 (File No. 033-57244) to be signed on its behalf by the undersigned, duly authorized, in the Town of Windsor, and State of Connecticut on the 6th day of April, 2010.


SELECT\*LIFE VARIABLE ACCOUNT
*(Registrant)*


By: RELIASTAR LIFE INSURANCE COMPANY
*(Depositor)*


By: /s/ Donald W. Britton\*
Donald W. Britton
President
(principal executive officer)

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 28 has been signed below by the following persons in the capacities indicated and on the date indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ Donald W. Britton\*<br>Donald W. Britton | Director and President<br>(principal executive officer) | |
| /s/ Robert G. Leary\*<br>Robert G. Leary | Director | |
| /s/ T. J. McInerney\*<br>Thomas J. McInerney | Director and Chairman | April 6, 2010 |
| /s/ Catherine H. Smith\*<br>Catherine H. Smith | Director and Senior Vice President | |
| /s/ Michael S. Smith\*<br>Michael S. Smith | Director | |
| /s/ Ewout L. Steenbergen\*<br>Ewout L. Steenbergen | Director, Executive Vice President and Chief Financial Officer<br>(principal financial officer) | |
| /s/ Steven T. Pierson\*<br>Steven T. Pierson | Senior Vice President and Chief Accounting Officer<br>(principal accounting officer) | |

By: /s/ J. Neil McMurdie
J. Neil McMurdie
\* Attorney-in-Fact

**SELECT\*LIFE VARIABLE ACCOUNT**
**EXHIBIT INDEX**

| Exhibit No. | Exhibit |
|---|---|
| 26(k) | Opinion and Consent of Counsel |
| 26(n) | Consent of Independent Registered Public Accounting Firm |
| 26(r) | Powers of Attorney |